DAVIS LEGAL ADVISORS *since* 1892
& company

06018454

from the office of: Nancy Charles,
direct tel: 604.643.6424
direct fax: 604.605.3557
ncharles@davis.ca

file number: 67066-00001

November 10, 2006

SUPPL

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

PROCESSED NOV 16 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED NOV 13 2006 WASH, D.C. 160 SECTION

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

---

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Company"), a copy of the documents listed below which have recently been publicly filed in Canada.

1. Preliminary Short Form Prospectus dated October 16, 2006.

2. Decision Document dated October 17, 2006 and issued under National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms ("NP 43-201") relating to the Preliminary Short Form Prospectus.

3. Preliminary Receipts dated October 17, 2006 and issued by L'Autorité des marchés (Province of Quebec) and the Nova Scotia Securities Commission relating to the Preliminary Short Form Prospectus.

4. Short Form Prospectus dated October 26, 2006 with respect to the distribution by the Company of 18,100,000 Common Shares at a price of C$8.50 per share, together with auditor consent letters, consent letters of counsel and consent letters of other experts disclosed in the Prospectus.

5. Decision Document dated October 27, 2006 and issued under National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms relating to the Short Form Prospectus.

dlw 11/14

6. Receipts dated October 27, 2006 and issued by L'Autorité des marchés financiers (Province of Quebec) and Nova Scotia Securities Commission relating to the Short form Prospectus.

7. Share Swap Agreement: dated June 13, 2006 (filed on SEDAR on October 26, 2006) amongst Aflease Gold Limited, a subsidiary of the Company, Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited.

8. An Independent Technical Report dated August 1, 2006 (filed on SEDAR on October 26, 2006) relating to the Dominion Uranium Project, North-West Province, Republic of South Africa, together with consent letters of the authors of the Report.

9. An Independent Technical Report dated August 31, 2006 (filed on SEDAR on October 26, 2006) relating to the Modder East gold Project located near springs, Gauteng Province, Republic of South Africa, together with consent letters of the authors of the Report.

10. News Releases disseminated October 31 and November 2, 2006.

11. Material Change Report dated October 31, 2006 with respect to completion of the public offering of 20,815,000 Common Shares of the Company and described in the Short Form Prospectus.

My contact particulars are on the top of the first page of this letter should you have a questions or concerns with regard to this information. It would be appreciated if you would acknowledge receipt of this letter and enclosures on the enclosed copy of this letter and return it by fax it to the writer.

Yours truly,

DAVIS & COMPANY LLP

Per:

Nancy Charles

Nancy Charles, Paralegal
Securities & Corporate Finance
NAC/nac

cc: sxr Uranium One Inc.

COPY

DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Nancy Charles,
direct tel: 604.643.6424
direct fax: 604.605.3557
ncharles@davis.ca

file number: 67066-00001

November 10, 2006

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

---

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Company"), a copy of the documents listed below which have recently been publicly filed in Canada.

1. Preliminary Short Form Prospectus dated October 16, 2006.

2. Decision Document dated October 17, 2006 and issued under National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms ("NP 43-201") relating to the Preliminary Short Form Prospectus.

3. Preliminary Receipts dated October 17, 2006 and issued by L'Autorité des marchés (Province of Quebec) and the Nova Scotia Securities Commission relating to the Preliminary Short Form Prospectus.

4. Short Form Prospectus dated October 26, 2006 with respect to the distribution by the Company of 18,100,000 Common Shares at a price of C$8.50 per share, together with auditor consent letters, consent letters of counsel and consent letters of other experts disclosed in the Prospectus.

5. Decision Document dated October 27, 2006 and issued under National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms relating to the Short Form Prospectus.

6. Receipts dated October 27, 2006 and issued by L'Autorité des marchés financiers (Province of Quebec) and Nova Scotia Securities Commission relating to the Short form Prospectus.

7. Share Swap Agreement: dated June 13, 2006 (filed on SEDAR on October 26, 2006) amongst Aflease Gold Limited, a subsidiary of the Company, Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited.

8. An Independent Technical Report dated August 1, 2006 (filed on SEDAR on October 26, 2006) relating to the Dominion Uranium Project, North-West Province, Republic of South Africa, together with consent letters of the authors of the Report.

9. An Independent Technical Report dated August 31, 2006 (filed on SEDAR on October 26, 2006) relating to the Modder East gold Project located near springs, Gauteng Province, Republic of South Africa, together with consent letters of the authors of the Report.

10. News Releases disseminated October 31 and November 2, 2006.

11. Material Change Report dated October 31, 2006 with respect to completion of the public offering of 20,815,000 Common Shares of the Company and described in the Short Form Prospectus.

My contact particulars are on the top of the first page of this letter should you have a questions or concerns with regard to this information. It would be appreciated if you would acknowledge receipt of this letter and enclosures on the enclosed copy of this letter and return it by fax it to the writer.

Yours truly,

DAVIS & COMPANY LLP

Per: Nancy Charles

Nancy Charles, Paralegal
Securities & Corporate Finance
NAC/nac

cc: sxr Uranium One Inc.

Receipt Acknowledged this ____ day of November, 2006

____
Signature

A copy of this preliminary short form prospectus has been filed with the securities authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. ***The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("1933 Act"). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".***

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of sxr Uranium One Inc. at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2, Telephone: (416) 350-3657, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained free of charge from the Secretary of sxr Uranium One Inc. at the above mentioned address and telephone number and is also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue **October 16, 2006**

SXR uraniumone

SXR URANIUM ONE INC.

18,100,000 Common Shares
Cdn$150,230,000

This short form prospectus (the "**Prospectus**") qualifies the distribution of 18,100,000 common shares ("**Offered Shares**") of sxr Uranium One Inc. The offering price of the Offered Shares offered hereunder was determined by negotiation between us and BMO Nesbitt Burns Inc., Canaccord Capital Corporation, GMP Securities L.P., Orion Securities Inc., Sprott Securities Inc., Wellington West Capital Markets Inc., Raymond James Ltd. and Toll Cross Securities Inc. (collectively, the "**Underwriters**"). The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by SXR and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*". Unless the context otherwise requires, references to "**Offered Shares**" include all of the Common Shares offered and qualified hereunder and references to "**Common Shares**" include all of the common shares of SXR. See "*Plan of Distribution*".

Cdn$8.30 per Common Share (1)

	Price to Public	Commission to Underwriters	Net Proceeds to the Company (2)
Per Common Share	Cdn$8.30	Cdn$0.415	Cdn$7.885
Total (3)	Cdn$150,230,000	Cdn$7,511,500	Cdn$142,718,500

(1) We report in United States dollars. Unless otherwise stated all references to "Cdn$" are in Canadian dollars and references to "US$" are to United States dollars.

(2) Before deduction of the expenses of this offering, which will be paid from the net proceeds of the sale of the Offered Shares offered hereunder. See "*Use of Proceeds*".

(3) We granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**") to purchase up to an additional 2,715,000 Common Shares at the offering price of Cdn$8.30 per Offered Share (the "**Offering Price**"), exercisable for a period of 30 days from (and including) the closing date of the offering. If the Over-Allotment Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to us will be Cdn$172,764,500, Cdn$8,638,225 and Cdn$164,126,275, respectively. This prospectus also qualifies the distribution of the additional Common Shares issuable upon the exercise of the Over-Allotment Option. See "*Plan of Distribution*".

Underwriters' Position	**Maximum size or number of securities held**	**Exercise period**	**Exercise price**
Over-Allotment Option	Option to acquire up to 2,715,000 Common Shares	Exercisable for a period of 30 days from (and including) the Closing Date	Cdn$8.30

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book entry only certificates representing the Offered Shares hereunder will be issued in registered form only to the Canadian Depository for Securities Limited (''**CDS**'') or its nominee and will be deposited with CDS on the closing of this offering. Unless a share certificate is specifically requested by a purchaser, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased. Closing of the offering is expected to occur on or about October 31, 2006 or such earlier or later date as we and the Underwriters may agree, but in any event not later than November 7, 2006 (the "**Closing Date**"). The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "*Plan of Distribution*". Certain legal matters relating to the offering of the Offered Shares will be passed upon by Fasken Martineau DuMoulin LLP on behalf of us, and by Stikeman Elliott LLP on behalf of the Underwriters.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") and the JSE Limited (the Johannesburg stock exchange - "**JSE**") under the symbol "SXR". The closing price of the Common Shares on the TSX and JSE on October 10, 2006, the day prior to the pricing of the Common Shares, was Cdn$8.55, and ZAR56.10, per Common Share respectively. We have applied to list the Offered Shares on the TSX. Listing will be subject to conditional approval by the TSX and our fulfilling all of the requirements of the TSX within the time specified by the TSX. We have also applied to list the Offered Shares on the JSE. Listing will be subject to our fulfilling of all of the listing requirements of the JSE.

An investment in our Common Shares should be considered speculative due to the nature of our business. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "*Risk Factors*".

Unless the context otherwise requires, references to the "**Company**", "**we**", "**us**" or "**our**" include sxr Uranium One Inc. and each of its subsidiaries. Reference to "**SXR**" means sxr Uranium One Inc.

Certain technical terms used in this Prospectus are defined under "*Glossary of Technical Terms*" at the end of this Prospectus.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to us and Stikeman Elliott LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange as defined in the regulations to the *Income Tax Act* (Canada) (the "**Tax Act**"), which includes the TSX, the Offered Shares and any Common Shares issued on exercise of the Over-Allotment Option would, if issued on the date hereof, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which we have filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference (except as otherwise noted) and form an integral part of this Prospectus:

(a) the annual information form for the fiscal year ended December 31, 2005, dated March 31, 2006 (the "**AIF**"), except for the technical reports on the Honeymoon Uranium Project, the Dominion Uranium Project, the Bonanza Gold Project and the Modder East Gold Project incorporated by reference into the AIF on pages 14, 22 and 41 of the AIF;

(b) the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2005 (the "**Annual Financial Statements**"), together with Management's Discussion and Analysis ("**MD&A**") for such financial statements contained in our annual report for the fiscal year ended December 31, 2005;

(c) the unaudited comparative interim financial statements for the three months and six months ended June 30, 2006 and the notes thereto (the "**Interim Financial Statements**") contained in our quarterly report, together with MD&A for such Interim Financial Statements;

(d) the management proxy circular dated May 6, 2006 prepared in connection with the annual meeting of our shareholders held on June 7, 2006 (the "**Management Proxy Circular**");

(e) the material change report dated January 6, 2006 with respect to the acquisition by SXR of all of the ordinary shares of Aflease Uranium and Gold Resources Limited;

(f) the material change report dated January 11, 2006 with respect to receipt of a revised mineral resource estimate for our Dominion Uranium Project in South Africa;

(g) the material change report dated January 20, 2006 with respect to the engagement of BMO Nesbitt Burns Inc. as lead agent in connection with a best efforts brokered private placement of common shares of SXR for anticipated gross proceeds of approximately US$65 million;

(h) the material change report dated February 9, 2006 with respect to the resignation of KPMG LLP and the appointment of PricewaterhouseCoopers LLP as the Company's auditors;

(i) the material change report dated February 13, 2006 with respect to the increase in size of the Company's previously announced brokered private placement of common shares from anticipated gross proceeds of approximately US$65 million to anticipated gross proceeds of approximately US$149 million;

(j) the material change report dated February 24, 2006 with respect to the completion of a brokered private placement of 22,300,000 common shares for gross proceeds of US$147 million;

(k) the material change report dated April 7, 2006 with respect to our audited financial results for the fiscal year ended December 31, 2005;

(l) the material change report dated June 20, 2006 with respect to a revised mineral resource estimate for our Dominion Uranium Project in South Africa;

(m) the material change report dated August 2, 2006 with respect to the feasibility study for our Dominion Uranium Project in South Africa;

(n) the material change report dated August 25, 2006 with respect to the feasibility study for our Modder East Gold Project in South Africa owned by our subsidiary Aflease Gold Limited;

(o) the material change report dated September 8, 2006 with respect to the feasibility study for, and approval by the board of directors for the development of, our Honeymoon Uranium Project in Australia;

(p) the material change report dated September 8, 2006 with respect to the completion of a ZAR350 million financing by our subsidiary Uranium One Africa Limited;

(q) the press release dated October 2, 2006 with respect to the filing of our amended audit committee charter;

(r) the material change report dated October 13, 2006 with respect to the granting of a "new order" mining right for our Dominion Uranium Project; and

(s) the material change report dated October 13, 2006 regarding SXR entering into an agreement with the Underwriters to issue and sell the Offered Shares.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by us with a securities commission or any similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of SXR at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H

2Y2, Telephone: (416) 350-3657. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("**SEDAR**"), which can be accessed online at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of SXR at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and forward looking information within the meaning of the *Securities Act* (Ontario). Such forward-looking statements or forward looking information include, but are not limited to statements with respect to:

- the future prices of uranium and gold;
- the estimation of our mineral reserves and mineral resources;
- estimates of the timing and amount of future uranium or gold production from our current and future operations;
- statements as to the projected development of certain ore deposits, including estimated future production and operating costs, capital expenditures, exploration expenditures, royalties and other expenses for specific operations;
- the use of proceeds from this offering;
- the nature and type of permits required to bring our mineral projects into production and the time lines required to obtain such permits;
- exploration, mining and development risks;
- the results of litigation;
- the value of currencies in which we incur expenditures or are expected to generate revenue, including the United States dollar, South African Rand and Australian dollar;
- the requirements for additional capital, and the timing of such requirements; and
- the cost of future environmental compliance including reclamation and rehabilitation cost.

Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, amongst others, the following:

- the actual price of uranium and gold, including the demand for, and supply of, such commodities;
- discrepancies between actual and estimated production, between actual and estimated mineral resources and mineral reserves, and between actual and estimated metallurgical recoveries;
- changes to the cost of commencing production and the time when production commences, and actual ongoing operating costs;
- the occurrence of risks associated with the development and commencement of mining operations;

- unforeseen or changed regulatory restrictions, requirements and limitations, including environmental regulatory restrictions and liability and permitting restrictions;
- the failure to obtain governmental approvals and fulfill contractual commitments, and the need to obtain new or amended licences and permits;
- unforeseen changes in the costs of material inputs, including, fuel, steel and other construction materials;
- the unforeseen impact of competition for mineral projects;
- the loss of key employees; and
- the loss of, or defective title to exploration and mining claims, rights, leases or licences;

as well as those factors discussed in the section entitled "*Risk Factors*" in **this Prospectus** and in the documents incorporated by reference herein.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change. We can provide no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Specific reference is made to "*Risk Factors*" herein, "*Description of the Business - Risk Factors*" in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts in **this Prospectus** are expressed in U.S. dollars ("**US$**") unless otherwise indicated. Our revenue is currently derived primarily from the sale of gold, denominated in U.S. dollars. After the commencement of production from our Dominion Uranium Project, our revenue is expected to be primarily from the sale of uranium. Our costs are incurred in a variety of currencies, including the Canadian dollar ("**Cdn$**"), the South African Rand ("**ZAR**") and the Australian dollar ("**A$**"). Our financial statements are reported in U.S. dollars.

The noon rate of exchange on October 13, 2006, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.1357 per US$1.00 (Cdn$1.00 equals US$0.8805).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.8577	0.8305	0.7730
Average rate for period	0.8254	0.7684	0.7135
High for period	0.8691	0.8494	0.7738
Low for period	0.7872	0.7160	0.6350

The following table sets forth (i) the rate of exchange for the South African Rand, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.1581	0.1775	0.1513
Average rate for period	0.1580	0.1562	0.1337
High for period	0.1779	0.1783	0.1637
Low for period	0.1427	0.1350	0.1095

The following table sets forth (i) the rate of exchange for the Australian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.7301	0.7801	0.7495
Average rate for period	0.7628	0.7371	0.6525
High for period	0.7988	0.8005	0.7493
Low for period	0.7233	0.6773	0.5588

MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. For example, we use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this Prospectus to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "**SEC**"), does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

THE COMPANY

SXR was incorporated under the name "Southern Cross Resources Inc." under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, SXR continued under the *Canada Business Corporations Act* (Canada) (the "**CBCA**").

In December 2005, SXR acquired Aflease Gold and Uranium Resources Limited, subsequently renamed Uranium One Africa Limited ("**Uranium One Africa**") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). Under the scheme of arrangement, all of the ordinary shares of Uranium One Africa were exchanged on the basis of 0.18 of a common share of SXR for each outstanding Uranium One Africa ordinary share. SXR filed articles of amendment under the CBCA effective December 6, 2005 to change its corporate name to "sxr Uranium One Inc." and to consolidate its common share capital on a 5:1 basis.

Our registered and head office is located at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. The Company's website address is www.uranium1.com. We maintain offices in South Africa at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, South Africa and in Australia at 75A Magill Road, Stepney, Adelaide, South Australia, 5071.

The following chart indicates our corporate structure, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.


SXR Uranium One Inc.
(Canada)
100%
100%
Southern Cross Resources Australia Pty Ltd.
(Australia)
Uranium One Africa Limited
(South Africa)
71.4%
Aflease Gold Limited(1)
(South Africa)
100%
New Kleinfontein Goldmine (Proprietary) Limited(2)
(South Africa)
100%
74%(3)
74%(3)
100%(4)
Honeymoon Uranium Project
Dominion Uranium Project
Bonanza Gold Project
Modder East Gold Project

(1) Listed on the JSE; information as to approximate percentage ownership is given as at October 11, 2006.

(2) Indirectly owned by through a wholly-owned subsidiary of Aflease Gold Limited.

(3) The Company has sold an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project to its Black Economic Empowerment joint venture partner, Micawber 397 (Proprietary) Limited. See "*Business of the Company - Principal Projects - Dominion Uranium Project - Dominion Black Economic Empowerment Transaction*".

(4) Aflease Gold Limited has agreed to sell an undivided 26% interest in its Modder East Gold Project to its Black Economic Empowerment joint venture partner, Micawber 400 (Proprietary) Limited. See "*Business of the Company - Principal Projects - Investment in Aflease Gold - Modder East Black Economic Empowerment Transaction*".

BUSINESS OF THE COMPANY

Introduction

We are engaged in the exploration and development of uranium and gold resource properties in South Africa, Australia and Canada. Our principal projects are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through our approximately 71.4%-owned subsidiary, Aflease Gold Limited ("**Aflease Gold**"), the Modder East Gold Project in South Africa. In addition, we also operate the Bonanza Gold Project, a small, primary gold project operated as a component of the Dominion Uranium Project. The Company is also engaged in the acquisition and

development of uranium exploration properties in South Africa, South Australia and the Athabasca Basin in Saskatchewan, Canada.

We currently produce gold from the Bonanza Gold Project and plan to start production of uranium and gold from the Dominion Uranium Project in 2007. During 2006, feasibility studies were completed for each of the Dominium Uranium Project, Honeymoon Uranium Project and Modder East Gold Project and decisions have been taken to proceed with development of those projects in the manner contemplated by those feasibility studies. See "*Business of the Company - Principal Projects - Dominion Uranium Project*", "*Business of the Company - Principal Projects - Honeymoon Uranium Project*", and "*Business of the Company - Principal Projects - Investment in Aflease Gold - Modder East Gold Project*".

In the third quarter of 2006, we entered into exclusivity agreements to acquire two uranium mills and certain uranium properties located in the United States. Under the terms of an exclusivity agreement with U.S. Energy Corp. ("**U.S. Energy**") we have obtained the exclusive right to negotiate the purchase of U.S. Energy's Shootaring Canyon Mill located in Utah and uranium mining claims and leases covering approximately 41,000 acres in Wyoming, Utah, Arizona and Colorado. Under the terms of an exclusivity agreement with Rio Tinto Energy America, Inc. ("**RTEA**") we have obtained the exclusive right to negotiate the purchase of RTEA's Sweetwater Uranium Mill and associated properties located in Wyoming. At present the Company is engaged in due diligence on the proposed acquisitions and has not yet begun to negotiate the terms of purchase.

Corporate Strategy

We are a mineral exploration and development company, focused on bringing our uranium and gold mineral projects to production. We are currently focussed on (i) advancing the Dominion Uranium Project to production in the first quarter of 2007 and (ii) advancing the Honeymoon Uranium Project to production in the first quarter of 2008. We seek to expand our mineral projects from exploration and development to production, in order to generate cash flow to sustain further exploration and acquisitions. We seek to grow both organically and through acquisitions of promising mineral properties and to maximize shareholder returns through capital appreciation.

Principal Projects

The following is a summary description of the developments on our principal projects - the Dominion Uranium Project; the Honeymoon Uranium Project and the Modder East Gold Project. For further descriptions of these projects and our other exploration properties, see "*Description of the Business*" in the AIF and the other documents incorporated herein by reference.

Dominion Uranium Project, South Africa

Unless otherwise stated, the information included or incorporated by reference into this Prospectus concerning the Dominion Uranium Project is derived from the technical report entitled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 (the "**Dominion Technical Report**"). The authors of the Dominion Technical Report are Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) (Pty) Limited ("**SRK**"). The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on assumptions, qualifications and procedures which are set out in the Dominion Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Dominion Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Dominion Technical Report may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil Sections which include two former uranium and gold mining operations. The Dominion Uranium Project is adjacent to our Bonanza Gold Project and is situated in the North West Province of South Africa approximately 150 km west-south-west of Johannesburg.

Construction of the Dominion uranium mine was approved by Uranium One Africa (then known as Aflease Gold and Uranium Resources Limited) in 2005 based on a pre-feasibility study. From January 2006 to June 2006, we have spent approximately US$47 million (ZAR255 million) on pre-construction and development activities. Three portals have

been excavated and the associated declines are being developed. Equipment procurement and staff recruitment and training are in progress. Construction of the uranium processing plant commenced in November 2005 and was 68% complete as at the date of the Dominion Technical Report. The process of plant commissioning commenced with the energizing of plant substations and transformers on August 31, 2006, and production is expected to commence in the first quarter of 2007.

Status of Dominion Uranium Project

We have received written confirmation from the South African Department of Minerals and Energy that our application to convert our prospecting right on the Dominion Uranium Project into a mining right under the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("**MPRDA**") has been accepted. Formal execution of the mining right is expected to take place in the near future. We are also undertaking specialist radiation studies that will be needed for registration with the National Nuclear Regulator in South Africa and we have submitted an application for registration. All necessary surface rights for the Dominion Uranium Project have either been purchased or secured. Contracts have been signed with the South African electricity provider ESKOM for the upgrade of the electricity supply infrastructure. The water use licence for the project has been granted, and the supply of service and potable water to the mine has been secured from the local municipality.

In 2005 and 2006 (to April 15, 2006), we completed a program of surface diamond drilling at the Dominion Uranium Project and in June 2006 we published a revised mineral resource estimation for the Dominion Uranium Project.

Uranium production from Dominion Uranium Project is expected to take place over two phases. Phase I will focus on mining between the surface and an approximate depth of 500 m. Phase I is expected to last for 11 years. Phase II, which will focus on mining below 500 m, is expected to extend the production plan to 30 years.

Revised Mineral Resources and Reserve Estimates

Our revised mineral resource and reserve estimates for the Dominion Uranium Project are summarized in the following tables:

Dominion Uranium Project – Mineral Resource Statement at 1 June 2006(1)(2)(3)(4)

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Contained U_3O_8 (thousands of kg)	Contained U_3O_8 (thousands of lbs)	Gold Grade (g/t)	Contained Gold (kg)	Contained Gold (thousands of oz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub-Total Indicated Resources	**25.99**	**0.83**	**21,542**	**47,492**	**1.09**	**28,320**	**910**
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub-Total Inferred Resources	**178.42**	**0.51**	**90,353**	**199,194**	**0.63**	**112,387**	**3,614**

(1) The mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves ("**SAMREC**"). SRK has certified that the mineral resource statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "**CIM Standards**").

(2) The mineral resource was estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 29 cmkg/t U_3O_8 for Dominion and 35 cmkg/t U_3O_8 for Rietkuil and 0.00 g/t Au and was audited by Dr. Michael Harley of SRK.

(3) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4) Mineral resources are inclusive of mineral reserves.

Dominion Uranium Project – Mineral Reserve Statement at 1 June 2006[1][2][3]

Classification	Tonnes [4] (Mt)	Grade[4] U_3O_8 (kg/t)	Contained U_3O_8 (thousands of kg)	Contained U_3O_8 (thousands of lbs)	Gold Grade[4] (g/t)	Contained Gold (kg)	Contained Gold (thousands of oz)
Probable Reserves							
Rietkuil Upper Reef	6.31	0.68	4,295	9,471	0.71	4,492	144
Rietkuil Lower Reef	0.64	0.89	568	1,252	0.50	318	10
Dominion Upper Reef	8.00	0.83	6,627	14,613	0.93	7,420	239
Dominion Lower Reef	3.50	0.78	2,719	5,991	1.74	6,099	196
Sub Total Probable Reserves	18.45	0.77	14,210	31,327	0.99	18,328	589

(1) The mineral reserves have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral reserve statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(2) The mineral reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK.

(3) Mineral reserves are included in mineral resources.

(4) Tonnes and grade are stated on the basis of delivery to the plant.

Dominion Uranium Project Feasibility Study

We completed a feasibility study dated June 21, 2006 on Phase I of the Dominion Uranium Project (the "**Dominion Feasibility Study**"). The Dominion Feasibility Study was conducted on our behalf by Turgis Consulting (Pty) Ltd. ("**Turgis**") and independently audited by SRK. The Dominion Feasibility Study made use of the revised mineral resource estimation completed in June 2006.

Phase I of the Dominion Feasibility Study was based only on probable reserves and did not include any inferred resources. The Dominion Feasibility Study used as a base case a U_3O_8 price of US$46.50/lb, a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00. All financial analysis was completed in real terms and the valuation was effective as of June 1, 2006. The Dominion Feasibility Study evaluated Phase I as an underground mine utilizing a metallurgical plant with a designed production capacity of 200,000 tonnes per month. The uranium processing plant will be integrated with the existing carbon-in-leach gold plant located on the Bonanza Gold Project. During Phase I, the Dominion Uranium Project is expected to process 18.5 million tonnes through the mill at an average mill head grade of 0.77 kg/t of U_3O_8 and recover a total of 27.2 million pounds of U_3O_8 and 0.5 million ounces of gold. Phase I of the project is designed to treat 2.4 million tonnes per annum, yielding an annual average of 3.8 million pounds of U_3O_8 during steady-state production (expected to occur between 2011 and 2014), with a maximum production of 4.3 million pounds of U_3O_8 in 2012. The metallurgical recovery determined for Phase I of the Dominion Project averages 87% for U_3O_8 and 89% for gold. At a real discount rate of 8%, Phase I is estimated to yield an after-tax, net present value ("**NPV**") of US$184 million (ZAR1,212 million) and an after-tax, internal rate of return of 32%. Project payback from commencement for Phase I is estimated to be five years.

The table below summarizes the results of the feasibility study.

Dominion Uranium Project - Summary of Projected Results for Phase I[1]

	Total	LoM Average (Phase I - 11 years)
RoM tonnage (kt)	18,454.5	1,677.7
Head Grade U_3O_8 (kg/t)		0.77
Head Grade Au (g/t)		0.99
Tonnes Milled (kt)	18,454.5	1,677.7
Metals Produced U_3O_8 (Klb)	27,187.0	2,471
Metals Produced Au (koz)	534.8	48.6
Revenue 2006-2017 (US$m total; US$m/t milled for LoM Average)	1,600.6	86.7
Total Operating Costs 2008-2016 (US$m)	711.1	39.5
Capitalized Operational Expenditure 2006-2007[2] (US$m)	36.6	
Construction Capital 2006-2007[3] (US$m)	141.0	
Spent Capital Cost 1 November 2005 to 1 June 2006 (US$m)	31.3	

Ongoing Capital 2008-2014 (US$m)	63.8	8.5
Total Capital Cost[4] (US$m)	272.7	
Total Expenditure[5] [6] (US$m)	952.6	
Operating Cost/tonne milled (excluding royalties) (US$/t)		39.5
Operating Cost/lb produced (excluding royalties, after gold credits) (US$/lb)		14.5
Total Cost/tonne milled[5] (US$/t)		53.3
Total Cost/ lb produced[5] (excluding royalties, after gold credits) (US$/lb)		22.7

(1) All information is presented in real terms. For the purposes of this table, all year-to-year operating and capital costs were escalated using the South African Consumer Price Index to arrive at the totals presented. Amounts may not add up to the totals because of rounding.

(2) The operational cost is capitalized until sustainable production (31 December 2007).

(3) Excludes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).

(4) Includes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).

(5) Excludes spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006).

(6) Sum of the Operating Cost, Capitalized Operational Expenditure, Construction Capital and Ongoing Capital.

Total operating costs include mining, processing and administrative costs. Administrative costs include environmental and mine site central services. The operating cost summary, inclusive of a contingency of 3%, is set out in the following table.

Dominion Uranium Project - Estimate of Operating Costs

Item	US$ per tonne milled	US$ per lb of U_3O_8 produced
Mining	18.5	12.1
Processing	12.6	8.3
Administration	3.5	2.3
Bulk Services (water, power)	3.8	2.5
Contingency	1.1	0.7
Gold Credits[1]	n/a	(11.9)[1]
Total	**39.5**	**14.5**

(1) Based on a gold price of US$629/oz. Gold credits are not factored into the operating cost per tonne milled.

The total estimated construction capital to establish the full design capacity for Phase I by the end of 2007 is US$179.8 million (ZAR1,184 million). Of this amount, US$152 million (ZAR1,001 million) is the start up construction capital which will be spent prior to the commencement of production in Q1 2007. This amount includes the US$38.8 million (approximately ZAR255 million) that has been spent up to June 1, 2006. Ongoing capital which will be incurred from January 2008 onwards amounts to US$63.8 million (ZAR420 million). The capital cost summary, inclusive of a contingency of 4%, is set out in the following table.

Dominion Uranium Project - Estimate of Capital Costs

Item	Construction Capital to end of 2007 (US$m)	Ongoing Capital 2008 to 2014 (US$m)
Mining	57.1	60.5
Plant	111.0	0.0
Administrative	3.7	0.8
Contingency	8.0	2.5
Total	**179.8[1]**	**63.8**

(1) Includes all capital spent from 1 November 2005 to 31 December 2007 including spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006) and spent capital cost of US$7.4 million (1 November 2005 to 31 December 2005), which were excluded from the total Construction Capital shown in the table titled "Dominion Uranium Project - Summary of Phase I" as these amounts were spent before the effective date of the valuation. Amounts may not add up to the totals because of rounding.

The total royalties payable (starting from May 1, 2009), at rates of 2% and 3% for uranium and gold respectively as per the draft legislation proposed by the government of South Africa in 2003, are estimated to be US$44.9 million. The

South African government has recently issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide (yellowcake). The total taxes payable are estimated to be US$341.1 million, based on the sliding scale of taxes under current South African legislation. The total real cash flow is estimated to be US$375.1 million.

An analysis of the after-tax, 8% NPV for Phase I of the Dominion Project shows that the mine operation is leveraged to both the uranium and gold price, as well as to changes in the Rand per US dollar exchange rate. The project is less sensitive to changes in capital expenditures and operating expenditures. The tables below summarize the sensitivity analysis.

8% NPV Sensitivity (Assuming ZAR7.5 per US$1)

Fixed U_3O_8 Price (US$lb)	NPV (US$m)		Fixed Gold Price (US$/oz)	NPV (US$m)		Change	Construction Capital (NPV US$m)	Operating Costs (NPV US$m)
60.00	348.9		850	259.8		+10%	200.1	180.4
55.00	298.5		750	238.6		+5%	204.9	195.1
46.50	209.8		629	209.8		0%	209.8	209.8
35.00	187.5		550	192.6		-5%	214.6	225.9
30.00	131.8		450	170.8		-10%	220.9	241.2

8% NPV Sensitivity (Assuming Base Case ZAR6.585 per US$1)

Fixed U_3O_8 Price (US$lb)	NPV (US$m)		Fixed Gold Price (US$/oz)	NPV (US$m)		Change	Construction Capital (NPV US$m)	Operating Costs (NPV US$m)
60.00	324.4		850	232.2		+10%	173.7	152.8
55.00	274.0		750	210.4		+5%	178.9	168.4
46.50	184.0		629	184.0		0%	184.0	184.0
35.00	60.5		550	166.8		-5%	189.2	199.6
30.00	3.4		450	145.1		-10%	194.4	215.2

8% NPV Sensitivity (Assuming ZAR 5.50 per US$1)

Fixed U_3O_8 Price (US$lb)	NPV (US$mm)		Fixed Gold Price (US$/oz)	NPV (US$mm)		Change	Construction Capital (NPV US$mm)	Operating Costs (NPV US$m)
60.00	238.1		850	144.9		+10%	80.7	54.7
55.00	186.4		750	120.9		+5%	87.2	74.2
46.50	93.7		629	93.7		0%	93.7	93.7
35.00	-37.9		550	75.9		-5%	100.1	113.1
30.00	-109.5		450	53.4		-10%	106.6	132.6

Dominion Uranium Project Feasibility Study - Phase II

Turgis has also prepared a conceptual study to assess the viability of extending the mine life at current production rates from 11 years to 30 years by mining the remaining indicated resource as well as a portion of the additional inferred resource at the Dominion Uranium Project. This study has also been independently audited by SRK. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. The assessment is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this preliminary assessment will be realized.

The mine design strategy for Phase II is expected to be the same as for Phase I with the addition of a new trackless decline at the Dominion Section. At the Rietkuil Section a vertical shaft will be sunk to access the down-dip extensions of the resource to a depth of approximately 1,000 m. Production from Phase II is expected to extend the life of mine to at least 30 years.

The Phase II study is based on the modelling of a selected portion of the inferred resource, totalling 60.8 million tonnes at a grade of 0.74 kg/tonne of U_3O_8 of the total declared inferred resource of 178.4 million tonnes at a grade of 0.51

kg/tonne U_3O_8. The anticipated tonnage available for mining is estimated to be 48.1 million tonnes at an average head grade of 0.69 kg/tonne of U_3O_8, and a gold grade of 0.85 g/tonne, assuming similar modifying factors as in the Phase I study. The Phase II conceptual study has been conducted on inferred resources, so it has not been possible to apply a selected mining cut and therefore the grades quoted above may be enhanced when a selected mining cut is applied.

Dominion Uranium Project Black Economic Empowerment Transaction

On June 7, 2005, Uranium One Africa and Micawber 397 (Proprietary) Limited ("**Micawber 397**"), a company owned by historically disadvantaged South Africans ("**HDSAs**"), entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement (collectively, the "**Micawber Agreements**"). Pursuant to the Micawber Agreements, Uranium One Africa agreed to sell to Micawber 397 an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project (collectively, the "**Klerksdorp Assets**"). Uranium One Africa and Micawber 397 also agreed to contribute their interests in the assets to a joint venture, to be managed by Uranium One Africa, and to fund the development and operation of those assets in accordance with their respective joint venture interests. In addition, Uranium One Africa agreed to lend to Micawber 397 the funds that Micawber 397 is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber 397's share of joint venture profits. The purchase price payable by Micawber 397 for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Klerksdorp Assets at the date (not later than three years after receipt by Micawber 397 of its first joint venture distribution) when Micawber 397 elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber 397 is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full.

The Micawber 397 transaction was approved by Uranium One Africa shareholders in September 2005 with effect from September 30, 2005, and will be completed on the issuance by the South African Department of Minerals and Energy of "new order" mining rights in substitution for the "old order" rights held by Uranium One Africa. Our application for such rights has been accepted and the rights are expected to be granted in the near future. The Micawber 397 transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber 397.

Proposed Acquisition of Weltevreden Mine

In July 2005, Uranium One Africa entered into an agreement with AngloGold Ashanti Limited to acquire the assets comprising the Weltevreden mine for ZAR75 million, payable by way of the issuance of 4,251,381 Common Shares. Completion of this transaction is subject to the approval by the Department of Minerals and Energy of AngloGold Ashanti's application to convert its existing "old order" mining rights to "new order" mining rights and the subsequent issuance and transfer to the Company of the new order rights. An extension to the agreement was verbally agreed on and once signed will extend the deadline for completing the transaction to December 31, 2007. After the acquisition, if it occurs, a decision will be taken on whether or not these assets should be sold to Aflease Gold. This decision will depend, in part, on an assessment of the uranium potential, if any, at Weltevreden.

Uranium One Africa Financing

On August 30, 2006, Uranium One Africa completed a financing for ZAR350 million (approximately US$50 million at the exchange rate then in effect) on the security of its ordinary shares of Aflease Gold by means of a futures-related term facility entered into with Nedcor Securities of South Africa. The Nedcor Securities facility has a 12-month term and may be terminated at any time. The facility currently bears interest at the ZAR rate of 9% per annum. During the term of the facility, Uranium One Africa remains entitled to vote its shares in Aflease Gold and to receive the benefit of any dividends or distributions paid on such shares. The facility has been drawn down in full.

Bonanza Gold Project

The Bonanza Gold Project is adjacent to the Dominion Uranium Project. The Bonanza Gold Project is a small, primary gold project with secondary uranium by-product potential and is operated as a component of the Dominion Uranium Project. As a result of delays in the build-up phase in 2005 due to intersecting poor ground conditions and water-bearing structures, the Bonanza Gold Project is not expected to reach design capacity in the timeframe originally contemplated. Bonanza is currently serving as a training area for the Dominion Uranium Project, giving us useful practical experience with the trackless decline mining method and a platform to train and develop the Dominion Uranium Project mining teams.

In line with the Company's decision to expedite the development of the Dominion Uranium Project, equipment and trained production crews have been relocated from the Bonanza Gold Project to the development areas of the Dominion Uranium Project. The gold plant is undergoing an upgrade in order to re-establish its capacity to process 200,000 tonnes per month and is being integrated into the new uranium plant for the Dominion Uranium Project. As such, it will only be periodically available for batch treatment of ore from the Bonanza Gold Project.

Honeymoon Uranium Project, Australia

Unless otherwise stated, the information included or incorporated by reference in this Prospectus concerning the Honeymoon Uranium Project is derived from the technical report entitled "Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U_3O_8 Equivalent" dated July 31, 2006 (the "**Honeymoon Technical Report**"). The authors of the Honeymoon Technical Report are Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services. The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on the assumptions, qualifications and procedures which are set out in the Honeymoon Technical Report. For a complete description of the assumptions, qualifications and procedures, reference should be made to the full text of the Honeymoon Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Honeymoon Technical Report may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

Status of the Honeymoon Uranium Project

The Honeymoon Uranium Project is held by our wholly-owned subsidiary, Southern Cross Resources Australia Pty Ltd. (to be renamed "Uranium One Australia Pty Ltd."). The Honeymoon Uranium Project is located in north-east South Australia, approximately 75 kilometres north-west of Broken Hill on mining lease 6109. The mining lease has a term of 21 years from February 27, 2002. The mining lease is subject to a royalty of 2.5% of the ex-mine gate value of the minerals obtained from the lease to be paid to the State of South Australia.

In addition, a Native Title Mining Agreement with the Adnyamathanha Traditional Lands Association provides for a royalty payment of 1.5% of the ex-mine gate value of the minerals obtained from the lease to be paid to the Adnyamathanha Trust. An agreement ostensibly providing for a royalty of 1% of the value of minerals obtained from the lease to be paid to Mineral Properties Pty Ltd. is being reviewed by us.

In March 2006, we completed the second stage of an exploration drilling program that originally commenced with stage 1 in 2004. A total of 29,200 m of rotary mud drilling was carried out in 236 holes on a nominal 40m square pattern over the Honeymoon Deposit in the two stages of the exploration program. Some holes were outside of the Honeymoon deposit area and are not included in the Honeymoon Technical Report, database or computations. Drilling was conducted by specialist South Australian mud drilling contractor, Thompson Drilling Company Pty Ltd.

Update on Drilling Program

In the second stage of the exploration program which took place between November 2005 and March 2006, an additional 170 holes were drilled to infill the entire deposit on a 40 m x 40 m spacing with the aim of generating a revised NI 43-101 compliant resources estimate and to provide detailed information to optimize wellfield planning. This drilling program also provided the geological information necessary to complete a commercial wellfield development plan.

Update on Mineralization and Deposit Types

As a result of the additional drilling carried out during stage two of the exploration drilling program, we have refined our understanding of the mineralization and deposit types on the Honeymoon Uranium Project. Significant uranium mineralization at the Honeymoon Uranium Project is restricted to the basal sand and occurs over approximately one km east-west. The majority of mineralization is located near the confluence with a major tributary entering the Yarramba Palaeovalley from the south and also associated with a topographic high in the channel floor. The uranium is thought to derive from a granite body immediately to the south. Sediment fill appears to be dominantly mechanically transported granite detritus with some pelite fragments. The deposit is generally of the 'sediment-hosted' or 'sandstone uranium' type but lacking clear roll-front morphology and displaying apparently structurally influenced distributional trends. Uranium mineralization occurs in highly permeable (porosities commonly >30%) unconsolidated and saturated sands,

which are sealed below impervious clay horizons. This physical configuration in association with extremely fine grained, acid soluble uranium mineralogy of uraninite, coffinite and uranium phosphates suggest amenability to in-situ leaching mining. Potentially economic mineralization extends over an area of 900 x 450 m at 1.7 m average thickness in up to five superposed levels – circa 3 m cumulative. It occurs in reduced, pyritic and organic rich zones and also at the contact between sand and clay layers appearing to be mostly flat lying, with no classical crescent shaped rollover zones identified. This may be a function of drill spacing and lack of exposure or it may be that requisite redox fronts are not preserved in this dynamic environment.

Updated Mineral Resource Estimate

The Honeymoon deposit contains an indicated mineral resource of 1.2 million tonnes at 0.24% U_3O_8 and contains approximately 2,900 tonnes (6.5 million lbs) of U_3O_8. Field tests have shown that the mineralization is amenable to in-situ leaching with an oxidizing solution of dilute sulphuric acid.

Honeymoon Uranium Project - Indicated Mineral Resources as at May 17, 2006[1]

Sand Package	Tonnes (t)	Grade (%)	Contained U_3O_8 (t)	Contained U_3O_8 (thousands of lbs)	Thickness (m)	Grade-thickness (m%U_3O_8GT)
EBS-5	89,000	0.13	120	260	1.4	0.18
EBS-4	45,000	0.17	77	170	1.2	0.20
EBS-3	140,000	0.37	530	1,170	1.4	0.51
EBS-2	410,000	0.28	1,100	2,500	1.7	0.47
EBS-1	530,000	0.20	1,100	2,400	2.1	0.43
Total	1,200,000	0.24	2,900	6,500	1.7	0.42

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

With in-situ leaching projects it is difficult to predict with confidence the percentage recovery which will be achieved when mineralization is leached. This makes it virtually impossible to determine reserves estimates for in-situ leach projects. Consequently only resource estimates were used in the Honeymoon Technical Report.

Honeymoon Feasibility Study

In June 2006 we completed an updated mineral resource estimate based on the results of the exploration drilling program, as well as a feasibility study on the Honeymoon Uranium Project (the "**Honeymoon Feasibility Study**"). The feasibility study was conducted on our behalf by Mayfield Engineering Pty Ltd. and Aker Kvaerner Australia. The Honeymoon Technical Report is a summary of the Honeymoon Feasibility Study. The Honeymoon Feasibility Study made use of the mineral resource estimation mentioned above.

Based on the results of the Honeymoon Feasibility Study, the Company's board of directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

In addition to our mining lease, we hold a uranium export licence and in September 2006 received the licence required under the South Australian *Radiation Protection and Control Act (1982)* for commercial uranium mining operations at Honeymoon. A number of additional permits must be obtained before production can commence. To this end, we have recently applied for a variation of a permit to possess nuclear material, which would allow us to hold larger quantities of uranium on site. In addition, we have submitted for review to the relevant authorities a transport management plan for the transport of dangerous goods, an environmental management and monitoring plan, a mining and rehabilitation program, a draft radioactive waste management plan, and a radiation management plan, all of which will need to be approved before mining can begin. We will also need to obtain permits to drill disposal, water and monitor wells on the project.

The Honeymoon Feasibility Study used as a base case a U_3O_8 price of US$46.50/lb and an exchange rate of A$1=US$0.75.

Based on the interpretation of the recent drilling data, the Honeymoon deposit is recognized as five separate mineralized sand packages separated by laterally extensive clay seams. The lower sands are interpreted as being more permeable than the upper sands. Due to the differences in permeability the sands cannot be mined as a single unit. Where wells intersect

both the upper and lower mineralized sands, the lower more permeable sands will have to be mined first. This will be achieved by setting wellscreens over the interval of the lower sands and leaching the sands with recirculating acid leach liquors. When mining of the lower sands is complete, the wellscreens in the bottom of the well will have to be plugged and the upper sand interval screened to allow the upper sands to be leached. This technique, which is more costly than leaching the sands as a single unit, has been successfully employed at the Beverley in-situ leach uranium mine, also located in South Australia.

The basic wellfield design will be based on '7-spot' patterns, which consists of six injection wells arranged in a 20 m - 60 m hexagon, with a centrally located production well. Local variations in pattern size may occur on wellfield margins and where low-permeability ore zones require closer-spaced patterns. Approximately 30 production wells will need to be in operation at any one time within the wellfield to meet the process plant design feed requirements. The selected production rate is 400 tpa U_3O_8 equivalent, giving a project life of between six and seven years. The production plan is designed to bring the wellfield on-line in two stages during the first year while eliminating problems expected in the wellfield and process plant and optimizing the process plant operating parameters. The production during the first year is assumed to be 75% of design.

The process plant will utilise solvent extraction technology to recover uranium from the pregnant leach solution ("**PLS**"). The uranium product will consist predominantly of uranium peroxide and will be precipitated from aqueous strip solution from solvent extraction. The uranium product will be de-watered and dried prior to packaging for transport.

A financial model for the Honeymoon Uranium Project with an annual production of 400 tpa U_3O_8 equivalent was prepared by us. Key production and financial parameters are summarized below. The project has a life of approximately seven years including the initial construction period. The actual mine life is between five and six years. The payback period is estimated to be approximately three years from the commencement of the project.

Honeymoon Uranium Project – Forecast Financial and Production Data (US$m)[(1)]

	Total[(2)]
Production (thousands of lbs)	4,476
Gross Sales	187
Less: Royalties	(8.2)
Net Sales	178.5
Total Operating Costs	(63.3)
Operating Cash Flow	115.2
Less: Income Tax	(17.2)
Project Cash Flow	**98.0**
Capital Inflow	-
Capital Expenditure	(35.9)
Cash Flow after Capital Expenditures	**62.1**

(1) Unless otherwise noted, all amounts are in millions US$ and assume a commodity price of US$46.50 per lb U_3O_8 flat over the life of the project and an exchange rate of A$1 = US$0.75.

(2) Amounts may not add up to the total because of rounding.

For the purposes of the Honeymoon Feasibility Study a recovery of 70% at a head grade of 75 ppm U_3O_8 was assumed. This is based on industry experience, including published information on acid in-situ leach projects in the former Soviet republics, which suggests that a recovery of 70% can be expected. Honeymoon laboratory tests have yielded greater recoveries, although field leach trials did not produce definitive data on resource recovery. This level of recovery can therefore not be assumed without qualification.

The Honeymoon Uranium Project is sensitive to changes in uranium prices. A US$1 increase in the uranium price applied on a flat basis over the life of the project has a net increment of US$2 million to the NPV at a discount rate of 8% and a 2% net increment to the internal rate of return. The project is also sensitive to changes in both initial capital and operating costs. Over the life of the operation, the project will be slightly more sensitive to operating costs than capital costs. A 5% variance in the operating costs over the life of the project has approximately a US$1.7 million difference to NPV. A 5% variance in the capital costs of the project has approximately a US$1.3 million difference to NPV. The base case produces a project NPV of US$37.7 million at an 8% discount rate, and a payback period of 2.9 years.

The capital cost estimate has a predicted accuracy of ±15% and is summarized in the table below. All costs are expressed in second quarter 2005 A$ and converted into US$ at an exchange rate of A$1 = US$0.75, with no allowance for escalation, interest or financing during construction. The budget prices for major items identified in this study have been sourced in Australia; however, during the execution of the project, international and regional sources of equipment and bulk materials will be investigated.

Honeymoon Uranium Project – Estimated Capital Cost Summary

	Total (US$m)(1)
Direct Capital Costs(2)	23.61
Indirect Capital Costs(3)	4.15
Total Direct and Indirect Capital Costs	**27.76**
Owner's Capital Costs(4)	8.10
Total Capital Costs	**35.86**

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

(2) Direct capital costs include costs for leach liquor handling, solvent extraction, precipitation, yellowcake drying, reagents storage, plant services, wellfield control centres, power supply, infrastructure and general costs.

(3) Indirect capital costs include costs for engineering, procurement and construction management ("**EPCM**") labour, commissioning labour, EPCM and commissioning expenses, construction camp (hire and operate) and insurances, as well as a construction contingency of US$387,000 and a design contingency of US$184,181.

(4) Owner's capital costs include costs for project management, legal expenses, consultants, first fill reagents, spares, power supply to site, access roads, motor vehicles and sundry equipment, but exclude working capital and EPCM costs.

The operating cost estimate is summarized below.

Honeymoon Uranium Project – Estimated Life of Mine Operating Costs

Description	Total (US$m)(1)	Operating Cost per lb produced (US$/lb)
Salaries and Wages	16.66	3.72
Office Costs	4.77	1.07
Wellfield Costs	14.84	3.32
Treatment Plant Costs	14.39	3.21
Camp Costs	2.96	0.66
Power Costs	5.20	1.16
Site Access Maintenance	0.40	0.09
Product Shipping Costs	2.46	0.55
Contracts	0.46	0.10
Closure Costs	1.13	0.25
Total	**63.26**	**14.13**

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

Investment in Aflease Gold Limited

In January 2006, Uranium One Africa transferred all of the shares of its wholly-owned subsidiary New Kleinfontein Mining Company Limited and related subsidiaries to Sub Nigel Gold Mining Company ("**Sub Nigel**"), a JSE-listed company, in exchange for shares of Sub Nigel. This transaction resulted in Sub Nigel (subsequently renamed "Aflease Gold Limited") being held as to approximately 79.9% by SXR and as to the balance by the former Sub Nigel shareholders. As a result of subsequent issuances of shares by Aflease Gold, SXR's interest in Aflease Gold has been diluted to 71.4%. Aflease Gold has recently entered into an agreement which may result in a further significant dilution of SXR's shareholding in Aflease Gold. See "*Investment in Aflease Gold Limited - Proposed Acquisition of Shares in Randgold and Exploration Ltd.*".

Aflease Gold has a primary listing on the JSE under the symbol "AFO" and a level one ADR listing under the symbol "AFSGY". Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. Aflease Gold's principal property is the Modder East Gold Project in the East Rand area of South Africa. Aflease Gold also owns the Holfontein, New Kleinfontein, Turnbridge, UC Prospect, Sub Nigel and Spaarwater gold exploration properties in the East Rand Area, the Ventersburg gold exploration property in Free State, South Africa, and the Etendeka gold exploration property in Namibia.

Aflease Gold has recently entered into an agreement to sell an undivided 26% share of its interest in the Modder East Gold Project pursuant to a Black Economic Empowerment transaction. See "*Investment in Aflease Gold Limited - Modder East Gold Project Black Economic Empowerment Transaction*".

Modder East Gold Project, South Africa

Unless otherwise stated, the information included or incorporated by reference in this Prospectus concerning the Modder East Gold Project is derived from the technical report entitled "An Independent Technical Report on the Modder East Gold Project, Located near Springs, Gauteng Province, Republic of South Africa" dated June 1, 2006 and amended on August 31, 2006 (the "**Modder East Technical Report**"). The authors of the Modder East Technical Report are H. G. Waldeck and M. Wanless of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on the assumptions, qualifications and procedures which are set out in the Modder East Technical Report. For a complete description of the assumptions, qualifications and procedures, reference should be made to the full text of the Modder East Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Modder East Technical Report may be inspected during normal business hours at our offices of the Company in Toronto, during the period and at the address set out on the cover page of this Prospectus.

The Modder East Gold Project is located approximately 30 km east of Johannesburg, South Africa and covers an area of approximately 4,000 hectares. The Modder East Gold Project consists of the Modder East and UC Prospect areas. The UC Prospect area is situated immediately south-west of the Modder East area.

Status of the Modder East Gold Project

Aflease Gold is able to carry out mining operations at the Modder East Gold Project under the terms of an existing "old order" mining licence (ML15/2004), which is valid until April 29, 2009 and is held by Aflease Gold's wholly-owned subsidiary, New Kleinfontein Goldmine (Proprietary) Limited ("**NKGM**"). Aflease Gold is compiling an application for conversion of its old order mining right to a "new order" mining right under the MPRDA and expects to submit that application before the end of 2006. The new order mining right, once granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

The surface rights necessary to start construction of the surface infrastructure and mine access have been secured. Aflease Gold is preparing an amendment to its existing environmental management program report for submission to the South African Department of Minerals and Energy. The amendment is required because the scope of the Modder East Gold Project has changed since the existing old order mining licence was issued. An updated environmental management program report is also an integral part of the application for "new order" mining rights. Aflease Gold has also submitted an application for a permanent water use licence.

Aflease Gold and its predecessors have completed an extensive diamond drilling program on the Modder East Gold Project area. At the time the Modder East Technical Report was prepared, a total of 69 core boreholes had been drilled on the Modder East and UC Prospect properties by Gencor (14 holes), Harmony (three holes), NKGM (three holes) and Aflease Gold (49 holes). A total of 343 deflections have been developed within the 52 holes completed by NKGM and Aflease Gold. Although current exploration efforts have focused primarily on the Black Reef, the majority of the boreholes have been drilled through the underlying Kimberley reefs. From this sampling base, a mineral resource estimate has been prepared by consultants employed by Aflease Gold. These estimates have been based on a three dimensional block model with grades interpolated using geostatistical methods. Aflease Gold published a revised mineral resource for the Modder East Gold Project on February 13, 2006, which is set out below.

In May of 2006, Aflease Gold decided to develop the Modder East Gold Project into a mine and commenced with the initial phase of construction. In August 2006, in light of the results of the Modder East Feasibility Study referred to

below, Afrease Gold approved full implementation of the project. The work completed to date includes the completion of the 40 m deep mine entrance and decline development has commenced and is proceeding according to schedule. The initial workforce has been recruited and trained and the trackless vehicles for the start-up development have been secured. The run-of-mine water dams, access roads, office and workshop site areas, control room building, change house and explosives magazines have been completed. An interim containerised workshop building has been erected. The trackless vehicle workshop and lamproom construction are in the final stages of completion. The security fencing has been completed and equipped with the necessary guard post buildings and lighting. The mine site has been linked to the municipal water and electricity reticulation, and the sewage system is in an advanced stage of completion. Mine implementation costs (excluding pre-feasibility and bankable feasibility study expenditures) on the Modder East Gold Project incurred to September 30, 2006 amount to US$2.4 million. As at September 30, 2006, outstanding commitments for implementation costs on this project amounted to US$1.6 million (based on a currency exchange rate of US$1=ZAR7.7585).

Mineral Resource and Reserve Estimates

The following tables summarize the current mineral resource and the new mineral reserve estimates audited by SRK.

Modder East Gold Project –Mineral Resource Statement as at December 31, 2005[1][2]

	Tonnes (Mt)	Cut-off Grade (cmg/t)	Gold Grade (g/t)	Contained Gold (Moz)
Indicated				
Black Reef (BPLZ) + BF [3]	5.72	167	6.07	1.12
Channel Facies	15.20	379	1.32	0.65
Kimberley UK9a Reef	1.35	199	5.47	0.24
Kimberley UK5a Reef				
Total Indicated Resources[4]	**22.27**		**2.79**	**2.00**
Inferred				
Black Reef (BPLZ) + BF [3]	0.47	167	3.31	0.05
Channel Facies + BF				
Kimberley UK9a Reef	2.50	199	5.00	0.40
Kimberley UK5a Reef	9.70	496	1.82	0.57
Total Inferred	**12.67**		**2.50**	**1.02**

(1) The mineral resources have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral resources statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) BPLZ - Buckshot Pyrite Leader Zone; BF - Blanket Facies.

(4) Reported inclusive of mineral reserves.

Modder East Gold Project –Mineral Reserve Statement as at June 1, 2006[1][2]

	Tonnes[3] (Mt)	Gold Grade[3][4] (g/t)	Contained Gold (Moz)
Probable Reserves			
BPLZ Mining	5.26	5.28	0.89
Kimberley UK9a Reef	1.42	3.97	0.18
Total Probable Reserves	**6.68**	**5.00**	**1.07**

(1) Mineral reserves included in mineral resources.

(2) The mineral reserves have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral reserves statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(3) Tonnes and grade are stated on the basis of delivery to the plant.

(4) Gold price of US$430/oz (equivalent to R89,653/kg) and mining cut-off grade of 2.75g/t for the BPLZ and 3.49g/t for the UK9a.

In February 2006, we had estimated probable mineral reserves for the Modder East Gold Project to be 10.1Mt at an average grade of 4.02g/t. In the Modder East Technical Report, SRK stated that it was satisfied that the reduction in mineral reserves between that presented in the February 13, 2006 news release and in the Modder East Technical Report is reasonable and is based on a different mining philosophy which incorporates greater confidence in the geological block model, modifying factors, the level of accuracy of the feasibility study and engineering assumptions made.

Update on Recoverability

Limited bottle roll dissolution tests were conducted on channel samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex (Pty) Limited. Diagnostic leach and gravity concentration tests were conducted on bulk samples of Black Reef and UK9a Reef ores. Variability metallurgical testwork was conducted on eight Black Reef samples, six Channel Facies samples and four UK9a Kimberley Reef samples. Based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a, respectively.

Modder East Gold Project Feasibility Study

Aflease Gold completed a feasibility study in May 2006 (the "**Modder East Feasibility Study**") which was independently audited by SRK. The Modder East Feasibility Study evaluated the Modder East Gold Project as an underground mine with a CIL gold plant with a designed production capacity of 840,000 tonnes per year.

Aflease Gold plans to exploit the Black Reef at depths of 300m and UK9a Kimberley Reef at depths of between 300 and 530m below surface. The mining method selected will be a combination of trackless (off reef) and conventional mining (on reef) with the mining infrastructure placed in the footwall of the two reefs. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. Additionally a vertical ventilation shaft will be sunk and used to transport personnel in and out of the mine. The mine will be ventilated by two exhaust fans situated on two separate ventilation raise bore holes. Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining.

The Black Reef and Blanket Facies reefs are expected to be mined simultaneously. The life of the project at a depletion rate of 70 ktpm of run of mine and approximately 10 ktpm of waste development is expected to be more than ten years producing approximately 30,000 kg of gold.

The mine is expected to process 6.7 million tonnes of ore through the plant over this ten year mine life at an average mill head grade of 5.0 g/t of gold, producing approximately 948,000 ounces of gold. First production of ore (from on-reef development) is expected to occur in October 2008 with steady state production of 70 ktpm (producing an average 110,000 ounces of gold per annum) to be achieved between 2010 and 2015.

At a real discount rate of 8%, the Modder East Gold Project is estimated to yield a NPV of US$74 million and an internal rate of return of 31%. The key results from the Modder East Feasibility Study are summarized below:

Modder East Project – Forecast Summary Results (1)(2)

	Total / LoM Average
RoM Tonnage (kt)	6,680
Head Grade (g/t - LoM Average)	5.0
Contained Gold (koz)	1,074
Metallurgical Recovery (%)	88
Recovered Gold (koz)	948
Gold Price (US$/oz)	629
Sales Revenue (US$m)	596
Construction Capital (US$m)	107.8
Ongoing Capital 2009-2017(US$m)	6.5
Total Capital Cost (US$m)	114.3
Operating costs (US$/tonne milled)(2)	30.82

(1) All amounts were determined in ZAR and converted to US$ at an exchange rate of ZAR6.585=US$1.00, the rate ruling at 1 June 2006. Amounts in the table are indicated in real terms.

(2) Includes royalties of 3% contemplated by draft legislation proposed by the government of South Africa in 2003.

It is estimated that the Modder East Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than two years from the start of on-reef development. The project is also expected to benefit from the tax shield provided by the assessed tax loss and unredeemed capital in Aflease Gold.

At the time of writing of the Modder East Feasibility Study, no indication of the sensitivity of the mineral reserve or LoM plans to commodity prices was available. The following tables set out the sensitivity of the NPV to changes in the discount factor and to total working cost and currency exchange rates.

Modder East Project: variation of Real NPV with discount factors

Discount Factor (%)	NPV (US$m)
0%	156.9
2%	130.2
4%	108.0
6%	89.5
8%	74.0
10%	64.0
12%	49.9

Modder East Gold Project Real NPV sensitivity to Gold Price and Exchange Rate at 8% discount

NPV (US$m)			Gold Price Sensitivity (US$/oz)								
			503	535	566	598	629	660	692	723	755
			-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Exchange Rate Sensitivity (ZAR per US$)	5.597	-15%	2.8	14.8	25.9	37.6	48.5	59.4	70.9	81.6	92.3
	5.927	-10%	13.3	24.4	36.1	47.0	57.9	69.3	80.0	90.7	102.3
	6.256	-5%	21.9	33.6	44.4	55.3	66.7	77.4	88.3	99.7	110.3
	6.585	0%	29.9	41.1	52.0	63.3	74.0	85.0	96.2	106.8	117.4
	6.914	5%	37.90	47.9	59.2	70.0	80.9	92.1	102.7	113.3	123.9
	7.244	10%	43.2	54.6	65.3	76.1	87.4	98.0	108.6	119.2	129.8
	7.573	15%	48.9	60.1	70.8	82.2	92.8	103.4	114.0	124.6	135.2

The project capital expenditure is expected to be US$107.8 million, as set forth in the tables below. In addition, ongoing capital and closure costs are expected to be US$6.5 million and US$2.1 million, respectively. The following tables summarize the projected capital costs and closure costs.

Modder East Gold Project - Forecast Capital Expenditure Estimates

Capital Item(1)	Construction Capital (US$ thousands) (3)	Ongoing Capital (US$ thousands) (3)	Total Capital Requirements (US$ thousands(3)
Surface engineering	15,155	626	15,781
Capital Development	34,885	1,442	36,327
Mining equipment	8,857	366	9,223
Replacement equipment	-	2,743	2,743
Shaft sinking	9,037	373	9,410
Underground engineering	1,890	78	1,968
Process Plant(2)	19,242	795	20,037
Tailings dam	2,565	-	2,565
Pre-production costs	5,984	-	5,984
Environmental (Initial Sum)	346	-	346
Design	1,422	-	1,422
Contingencies	8,461	53	8,513
Total Modder East Capital Expenditure	**107,844**	**6,476**	**114,320**

(1) Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. Capital cost estimates for the electrical supply assume a mix of new and second hand switchgear and transformers.

(2) The capital estimate for the plant is based on the use of new equipment.

(3) The capital costs were estimated in ZAR as at January 1, 2006, and converted to US$ at ZAR6.585=US$1.00. Capital costs are indicated in real terms.

The operating costs have been prepared using zero-based costing techniques, assuming reasonable consumable consumption levels and are estimated as at January 1, 2006. The average operating cost for the life of mine of the Project is US$30.82/t of ore milled. Conversion of the capitalized development costs into an operating cost increases the average life of mine cost to US$34.29/t. In addition, the closure costs are estimated at US$2.1 million, of which US$186,000 is funded through amounts set aside in Aflease Gold's environmental rehabilitation trust.

Modder East Black Economic Empowerment Transaction

On August 22, 2006, Aflease Gold entered into agreements with Micawber 400 (Proprietary) Limited ("**Micawber 400**"), a company owned by HDSAs, whereby Aflease Gold will sell to Micawber 400 an undivided 26% interest in both the assets and liabilities of its East Rand mining and exploration properties (comprising the Modder East Gold Project, UC Prospect, Turnbridge, New Kleinfontein, NKMC, Spaarwater and Holfontein projects and collectively referred to as the "**Business**"). The parties also agreed to contribute their respective interests in these assets to a joint venture and to fund the development and operation of those assets in accordance with their proportionate joint venture interests. Under the terms of a management and skills transfer agreement with the joint venture, Aflease Gold will undertake the management of the business and the joint venture, market and distribute the product(s) produced by the joint venture and assist in the transfer of skills to the HDSAs. The purchase price payable for the 26% share will be the lower of the NPV of the Business, or the 30-day weighted average traded share price of the Aflease Gold shares prior to the date Aflease Gold is notified that Micawber 400 will start repaying the purchase price. The purchase price will be held as a loan account in the records of Aflease Gold and will attract interest at international lending market rates. The loan to Micawber, plus accrued interest, will be repayable by Micawber as a first charge against the profits to which Micawber will be entitled out of the joint venture. The shareholders of Aflease Gold approved the agreements with Micawber 400 on October 11, 2006.

The agreements with Micawber 400 will provide Aflease Gold with a Black Economic Empowerment ("**BEE**") partner in compliance with the requirements of the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed under the MPRDA.

Proposed Acquisition of Shares in Randgold and Exploration Ltd.

On June 26, 2006, Aflease Gold entered into a share exchange agreement with a South African institution under which Aflease Gold will acquire, at its election, not less than 7,500,000 and not more than 13,000,000 shares of Randgold and Exploration Ltd. ("**Randgold**"). In consideration for the Randgold shares, Aflease Gold will issue from treasury on closing a number of shares equal to seven times the number of Randgold shares it elects to acquire and, on a second closing, will issue additional shares pursuant to a formula if Randgold's net asset value, when this is in due course determined, exceeds ZAR14.70 (approximately Cdn$2.29) per share. A maximum of three times the number of elected Randgold shares is issuable on such second closing if Randgold's net asset value exceeds ZAR21.00 (approximately Cdn$3.28) per share. The agreement is conditional on, among other things, JCI Limited ("**JCI**"), the principal shareholder of Randgold, confirming to Aflease Gold that the unconditionally net recoverable indebtedness of JCI and its subsidiaries to Randgold and its subsidiaries is not less than ZAR 1.1 billion (approximately Cdn$176.6 million). Closing is subject to JSE approval and to the shareholders of Aflease Gold approving a resolution increasing the company's authorized share capital. SXR has advised Aflease Gold that it intends to vote in favour of such resolution.

Completion of the share exchange transaction will increase Aflease Gold's asset base, give it additional flexibility with respect to the financing of its assets, including the Modder East Gold Project, and enhance the liquidity of its ordinary shares. While the transaction will reduce SXR's interest in Aflease Gold, SXR will continue to own a majority of Aflease Gold's issued ordinary shares. The acquisition will give Aflease Gold an equity interest in Randgold of between 10.0% and 17.4%, which will complement SXR's existing 11.6% interest in Randgold. The combined stake in Randgold is expected to enable the two companies to play a significant role in facilitating a resolution of the current claims between Randgold and JCI, with the aim of securing full value for the shareholders of Randgold, whether through a distribution of JCI's assets or otherwise.

Randgold was suspended from the JSE and NASDAQ in 2005 and remains suspended. A forensic investigation into its affairs was commenced, which has led to litigation recently being commenced between Randgold and JCI. In light of these developments, SXR wrote off its Randgold investment in December 2005. Randgold, however, continues to own a portfolio of mineral rights and investments in mining and mineral exploration companies, including a 3.5% interest in Western Areas Ltd., which holds a 50% joint venture interest in the South Deep gold mine in South Africa. JCI's assets include a 24.9% interest in Western Areas Ltd.

CHANGES TO CONSOLIDATED CAPITALIZATION

The following table sets out our consolidated share and loan capital as at December 31, 2005 and June 30, 2006, including the expected effect of the offering of the Offered Shares on our share capital. This table should be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2005 and our unaudited interim consolidated financial statements for the six month period ended June 30, 2006, each incorporated by reference in this Prospectus.

Designation of Security	Amount Authorized	Outstanding as at December 31, 2005	Outstanding as at June 30, 2006	Outstanding as at June 30, 2006 after giving effect to the Offering
Common Shares	Unlimited	US$216,123,000 (89,103,814 shares)	US$358,253,000 (1) (111,989,843 shares)	US$483,916,639 (1)(2) (130,089,843 shares)
Short Term Loan (3)	N/A	US$993,000	US$428,000	US$428,000

(1) Excludes Common Shares that may be issued upon the exercise of the Over-Allotment Option and any other options, warrants or other rights to purchase Common Shares. As at June 30, 2006, SXR had a number of options and warrants outstanding which could result in the issuance of up to 12,864,962 additional Common Shares. If the Over-Allotment Option is exercised in full, this figure will be increased by an additional 2,715,000 Common Shares and Cdn$22,534,500 (approximately US$19,841,627).

(2) This assumes that an aggregate of 18,100,000 Offered Shares are sold under the Offering. The net proceeds of the Offering, after deducting fees to the Underwriters of Cdn$7,511,500 but before deducting the estimated expenses of the Offering of Cdn$750,000, will be approximately Cdn$142,718,500 or approximately US$125,663,639 at the noon rate of exchange of Cdn$1.00 equals US$0.8805 on October 13, 2006, as reported by the Bank of Canada.

(3) This represents the draw-downs on a credit facility made available by Nedcor Securities in connection with Uranium One Africa's investment in shares of Randgold. The loan bears interest in ZAR at 7.75% per annum, and has no fixed repayment terms.

PLAN OF DISTRIBUTION

Under an agreement (the "**Underwriting Agreement**") dated as of October 16, 2006 between SXR and the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, 18,100,000 Offered Shares at the Offering Price, payable in cash (net of commission to the Underwriters) to us against delivery of the Offered Shares. The Company has also granted to the Underwriters an over-allotment option to purchase up to an additional 2,715,000 Common Shares (the "**Over-Allotment Option**") at the Offering Price, exercisable for a period of 30 days from (and including) the Closing Date. The Offering Price of the Offered Shares has been determined by negotiation between us and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

We have agreed not to issue any Common Shares or financial instruments convertible or exercisable into Common Shares (other than for purposes of directors', officers' or employee stock options or other share plans, including employee stock purchase plan deduction, or other outstanding rights as at the date of the Underwriting Agreement, or additional directors', officers' or employee stock options or as required pursuant to agreements entered into by us and publicly disclosed, prior to the date of the Underwriting Agreement) for a period of 90 days from Closing without the prior written consent of BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters, such consent not to be unreasonably withheld.

We have applied to list the Offered Shares on the TSX. Listing will be subject to conditional approval by the TSX and our fulfilling all of the requirements of the TSX within the time specified by the TSX. We have also applied to list the Offered Shares on the JSE. Listing will be subject to our fulfilling all of the listing requirements of the JSE.

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in Canada that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Offered Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Offered Shares and we may sell Offered Shares in transactions that comply with the exemption from registration under the 1933 Act provided by Rule 144A under the 1933 Act. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Offered Shares as part of their distribution. The Underwriters have further agreed that all offers and sales of the Offered Shares will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder. Offered Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Offered Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

USE OF PROCEEDS

The estimated net proceeds to us from the sale of the Offered Shares will be Cdn$142,718,500 (approximately US$125,663,639) after deducting the commission to the Underwriters but before deducting the expenses of the offering. The estimated net proceeds are expected to be used as follows:

	Cdn$	**US$(1)**
Honeymoon Uranium Project - construction of mine and related facilities	45,000,000	39,622,500
Dominion Uranium Project - completion of mine and related facilities and working capital	45,000,000	39,622,500
Exploration activities	10,000,000	8,805,000
General corporate purposes, including refinancing some or all of Aflease Gold's credit facility with Nedcor Securities	41,968,500	36,953,264
Estimated expenses of the offering (excluding Underwriters' fees)	750,000	660,375
Total	**142,718,500**	**125,663,639**

(1) All amounts are converted into U.S. dollars using the noon rate of exchange of Cdn$1.00 = US$0.8805 in effect on October 13, 2006, as reported by the Bank of Canada.

In the event that the Over-Allotment Option is exercised, the additional estimated net proceeds of Cdn$21,407,775 from the exercise of the Over-Allotment Option will be allocated to general corporate purposes, including to fund exploration programs and potential future acquisitions consistent with our acquisition and growth strategy.

We intend to spend the funds available to us as stated in this Prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

DESCRIPTION OF SECURITIES BEING OFFERED

All of our Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of our Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at such meetings. Each of our Common Shares carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of SXR or other distribution of our assets, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on our dividend policy, see "*Dividends*" in the AIF incorporated herein by reference.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario, who report that they are independent of SXR in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

The registrar and transfer agent of our Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

LEGAL MATTERS

Other than as disclosed in this Prospectus and the documents incorporated herein, there are no material pending legal proceedings to which we are or are likely to be a party or of which any of our subsidiaries or properties are or are likely to be the subject.

Certain legal matters relating to this offering have been and will be passed upon on our behalf by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Stikeman Elliott LLP. As at the date hereof, the partners and associates, as a group of each of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP own less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

To the extent not disclosed herein or in the AIF under "*Interests of Experts*", the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in the Prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) Dr. M. Harley, and A. J. McDonald of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical reports titled "Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa", dated January 3, 2006 as amended February 14, 2006.

(b) Peter Stoker of Hackchester Pty Ltd. prepared the independent technical report titled "Report to Southern Cross Resources Australia Pty Ltd., Honeymoon Project Mineral Resources Documentation Summaries 2001", dated April 24, 2002.

(c) K. F. Bampton of Ore Reserve Evaluation Services prepared the independent technical report titled "Technical Report to Southern Cross Resources Inc., Goulds Dam Uranium Deposit, North Eastern South Australia, Resource Estimate based on 2004 Drilling Programme", dated April 4, 2005.

(d) H. G. Waldeck and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic Of South Africa", dated September 1, 2005 as amended October 20, 2005.

(e) H. G. Waldeck and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Western Mining Assets, Located Near Klerksdorp, North West Province, of Aflease Gold & Uranium Resources Limited, Republic Of South Africa", dated September 1, 2005 as amended October 20, 2005.

(f) Ausenco Limited prepared the cost and engineering study titled "Honeymoon Uranium Project, 400 tpa Feasibility Study Report" dated October 26, 2004.

(g) Dr. M. Harley and Roger Dixon of SRK prepared the independent technical report titled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006.

(h) Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia, and Kenneth F. Bampton of Ore Reserve Evaluation Services prepared the independent technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006.

(i) H. G. Waldeck, M. Wanless and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated June 1, 2006 and amended on August 31, 2006.

Based on information provided by the relevant persons, and except as otherwise disclosed herein, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company.

RISK FACTORS

We are engaged in mining, development and exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our various properties. An investment in our Common Shares should be considered a highly speculative investment due to the nature of our business. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors set out below and under the heading "*Description of the Business - Risk Factors*" contained in the AIF incorporated herein by reference prior to making an investment in us. Should any of these risks occur, actual future events and our actual future financial results could differ materially from those described in forward-looking statements, which could cause investors to lose part or all of their investment in our Common Shares. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently considers immaterial, may also adversely impact the Company's business, operations, financial results or prospects, should any such other events occur.

Risks related to our Business and Operations

Our exploration activities and current and future mining operations are, and will be, subject to operational risks and hazards inherent to the mining industry

Our business is subject to a number of inherent risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations or the implementation of new laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground

movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. We cannot provide any assurance that any of the foregoing will not occur, and will not result in damage to, or destruction of, our properties and assets, personal injury or death, environmental damage, delays in or interruption of or cessation of production from our mines or impairment of our exploration or development activities, which could result in unforeseen costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on our future cash flows, earnings, results of operations, financial condition and prospects.

Our insurance coverage does not cover all of our potential losses, liabilities and damage related to our business, and certain risks are uninsured or insurable

While we may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and potentially our financial condition and results of operations.

Economic extraction of minerals from uranium or gold deposits may not be commercially viable

Whether a uranium or gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in our not being able to economically extract minerals from any identified mineral resource.

Our mineral resources and mineral reserves are estimates only

The figures presented for both mineral resources and mineral reserves in this Prospectus and the documents incorporated by reference herein are only estimates. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate and the actual deposits encountered may differ materially from our estimates.

Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in uranium or gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for uranium or gold, increased production costs or reduced recovery rates or other factors may render our present reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any resource estimate will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

We cannot provide assurance that future mineral production estimates will be achieved

Estimates of future production for our mining operations as a whole are derived from our mining plans. These estimates are subject to change. We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, results of operation, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

- actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;
- mining dilution;
- pit wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
- encountering unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;
- strikes and other actions by labour at unionized locations;
- regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Mineral exploration activities are highly speculative in nature and may not be successful

Exploration for uranium and gold involves many risks and uncertainties and success in exploration is dependent on a number of factors including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Major expenses may be required to establish mineral reserves by drilling, constructing mining or processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. The Company cannot give any assurance that its future exploration efforts will result in any new economically viable mining operations or yield new reserves or resources to replace or expand current reserves or resources.

The development of any of our projects into commercially viable mines cannot be assured

Our principal projects, the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project, are development projects, and have limited or no operating histories upon which to base estimates of future commercial viability. Feasibility studies to determine the economic viability of these deposits have been completed and the decision has been made to proceed with development of each of these projects into mines. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future uranium and gold prices. Estimates of mineral resources and mineral reserves are, to a large extent, based upon the interpretation of geological data obtained from drillholes and other sampling techniques and feasibility studies. Capital and operating cost estimates are based on many factors, including the estimated mineral resources and mineral reserves, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of uranium or gold from the ore, comparable facility and equipment operating costs, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and is subject to material changes. As a result, it is possible that the actual capital costs, operating costs and economic returns of any proposed mine may differ from those estimated and such differences could have a material adverse effect on the our business, financial condition, results of operations and prospects, or could result in a determination not to proceed

with the development of a project into a mine. There can also be no assurance that we will be able to complete the development of our mineral projects, or any of them, at all, or on time, or to budget, due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licences), the need to amend existing consents, permits and licences, changes in development plans, the delivery and installation of plant and equipment and cost overruns. In addition, our current personnel, systems, procedures and controls may not be adequate to support the development of our projects into commercially viable mines.

Title to mineral rights cannot be assured

We have investigated our rights to explore and extract minerals from all of our material projects and, to the best of our knowledge, those rights are in good standing. No assurance can be given, however, that we will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to us, or that governments in the jurisdictions in which we operate will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Although we are not currently aware of any existing title uncertainties with respect to any of our material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on our business, future cash flows, earnings, results of operations and financial condition.

Our mineral rights and projects in South Africa are required to be converted to comply with the MPRDA, or a new application for mineral rights must be made under the MPRDA, or where an application was pending under the prior legislation, the application will be considered under the MPRDA. The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to our mineral rights in South Africa which could stop, materially delay or restrict us from proceeding with our exploration activities or any development activities or mining operations.

The MPRDA requires companies, including us, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate.

If we do not comply with the MPRDA or if our mineral rights are not converted under the MPRDA, we may be, materially delayed or restricted from proceeding with our exploration activities, with the development of future mines and with our mining operations.

The MPRDA also introduced a broad based socio-economic charter, the Mining Charter, that sets out a framework, targets and timetable for affecting the entry of HDSAs into the mining industry in South Africa. The implementation and administration of the Mining Charter is in its infancy and the long term implications for mining companies, including us, are still unfolding. We have entered into agreements to sell to our BEE partners an undivided 26% interest in the Dominion Uranium Project and Aflease Gold has entered into agreements to sell to its BEE Partners an undivided 26% interest in the Modder East Gold Project in accordance with the MPRDA and the Mining Charter. While we have a BEE strategy, no assurance can be given that we will be able to achieve the objectives of the Mining Charter going forward. Furthermore, no assurance can be given that our ownership interests in the Dominion Uranium Project and Aflease Gold's ownership interests in the Modder East Gold Project will not change materially, or that the extent and composition of our and their respective BEE partners will not change from time to time. In addition, until the BEE partners have paid for their share of our assets and Aflease Gold's assets, we and Aflease Gold will be required to lend to them their proportionate share of the funding requirements of the Dominion Uranium Project and the Modder East Gold Project, which may have a negative impact on our financial condition, cash flows and prospects.

We may not be able to successfully compete for new mineral properties

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where we are currently active, and contemplating expanding our operations and conducting exploration activities. Many

participants are engaged in the mining business, including large, established mining companies with substantial technical and financial capabilities and long earnings records. We may be at a competitive disadvantage in acquiring attractive mining properties as many of our competitors have greater financial resources and larger technical staffs. Accordingly, there can be no assurance that we will be able to compete successfully with others in acquiring new mineral properties.

We cannot ensure that future acquisitions will be successfully integrated in the Company

We evaluate from time to time opportunities to acquire uranium and gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Success in our acquisition activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with our current operations.

Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption to our ongoing business; the inability of management to maximize our financial and strategic position through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses.

We can provide no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions and our pursuit of any future acquisitions may accordingly have a material adverse effect on our business, results of operations, financial condition, cash flows and liquidity.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

The international uranium industry is competitive

The international uranium industry is highly competitive. We intend to market uranium to utilities in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond our control and may affect the supply of uranium available to the market.

Uranium may not be able to compete successfully with other energy sources; the public may not accept nuclear energy as an alternative energy source

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on the Company.

Our projects are volatile and sensitive to changes in the price of gold and uranium

Our future revenues will be directly related to the prices of uranium and gold as our revenues will be derived from uranium and gold mining.

Uranium prices are and will continue to be affected by numerous factors beyond our control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other former Soviet republics; reprocessing of used reactor fuel and the

re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and former Soviet republics, Africa and Australia.

The gold price is subject to volatile price movements over time and is affected by numerous factors beyond our control including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions in major gold producing regions. The effect of these factors, individually or in the aggregate, is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to rapid short-term changes because of speculative activities.

If, after the commencement of commercial production, uranium or gold prices fall below the costs of production at our mines for any sustained period of time, it may not be economically feasible to continue production at such mines. This would materially and adversely affect mineral production, our profitability and our results of operation and financial condition. A decline in uranium or gold prices may also require us to write down mineral reserves and mineral resources, which would have a material adverse effect on our earnings and profitability.

Our hedging activities may not be successful

We currently do not hedge or forward sell any of our future uranium or gold production (except for a portion of the future uranium production from the Honeymoon Uranium Project) but may engage in hedging activities in the future. Hedging activities are intended to protect us from the fluctuations of the price of uranium or gold and to minimize the effect of declines in uranium or gold prices on results of operations for a period of time. Although hedging activities may protect us against lower uranium or gold prices, they may also limit the price that can be realized on uranium or gold that is subject to forward sales and call options where the market price of uranium or gold exceeds the uranium or gold price in a forward sale or call option contract.

While we currently do not hedge or forward sell any of our future uranium or gold production (except for a portion of our future uranium production from the Honeymoon Uranium Project), should circumstances in future so warrant (including to obtain debt financing), we may hedge, or forward sell, future production. See "*Description of the Business - General - Principal Products*" in the AIF.

Environment, health and safety regulations may adversely impact our business

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. In addition, the uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses but also to additional risks uniquely associated with uranium mining and milling. We are required to obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation and other bonding requirements under federal, state, provincial or local air, water quality and mine reclamation rules and permits. Although we make provision for reclamation costs, there is no assurance that these provisions will be adequate to discharge our obligations for these costs. Environmental and employee health and safety laws and regulations have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at our projects could have a material adverse effect on the our financial condition, cash flows or results of operations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. We can provide no assurance that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect our business, results of operations, financial condition, or prospects.

Government regulation may have an adverse effect on our exploration, development and mining operations

Our current and future mining operations and exploration and development activities, particularly uranium mining, processing, sale and transport in South Africa and Australia, are subject to laws and regulations governing worker health and safety, employment standards, mine development, mine safety, exports, imports, taxes and royalties, waste disposal, toxic substances, land claims of indigenous peoples, protection and remediation of the environment, mine decommissioning and reclamation, transportation safety and emergency response and other matters. Each jurisdiction in which we have properties regulates mining activities. It is possible that future changes in applicable laws and regulations

or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of our existing permits, licences and approvals applicable to us or our projects, which could have a material and adverse impact on our current mining operations or planned development projects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies, and any change in these regulations or policies may have a negative impact on our business or financial condition.

Mineral exploration and the development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending on the location of the project, involve multiple governmental agencies. The receipt, duration, amendment or renewal of such approvals, licences and permits are subject to many variables outside of our control, including potential legal challenges from various stakeholders such as environmental groups, non-governmental organizations, aboriginal groups or other claimants. The costs and delays associated with obtaining necessary approvals, licences and permits and complying with these approvals, licences and permits and applicable laws and regulations could stop or materially delay or us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or approvals, licences or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations, or material fines, penalties or other liabilities.

Where required, obtaining necessary permits to conduct exploration or mining operations can be a complex and time consuming process and we cannot assure whether any necessary permits will be obtainable on acceptable terms, in a timely manner or at all. It is not possible to guarantee compliance with BEE legislation required under the MPRDA as described elsewhere in this Prospectus. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict us from proceeding with exploration activities or with exploration or development activities or future mining operations. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or restriction of exploration activities, development or mining operations or fines, penalties or other liabilities.

Aflease Gold is preparing an amendment to its existing environmental management program report on the Modder East Gold Project, which is required since the scope of the project has changed since the time the original old order mining licence for this project was issued. There can be no assurance that the South African Department of Minerals and Energy will approve the amendment to the environmental management program report in a timely manner or at all. Failure to obtain such approval would jeopardize Aflease Gold's right to develop a mine on the Modder East Gold Project and its ability to have its old order mining licence for the project converted into a new order mining right. In the meantime, Aflease Gold is continuing with mine development activities at the Modder East Gold Project. If the environmental management program report amendment is not approved, there is a risk that Aflease Gold could be required to modify or suspend such activities.

The impact of the South African Royalty Bill is not presently known

In 2003, the South African government presented the South African Parliament with the Royalty Bill, which proposed a royalty payable to the South African government for uranium and gold production at rates of 2% and 3% of revenues from the sale of uranium and gold, respectively. In September 2006 the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide (yellowcake). The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Royalty Bill will contain and what the effect of any resulting legislation will be. The original royalty rates of 2% and 3% were incorporated into the evaluations of the Dominion Uranium Project and the Modder East Gold Project.

Operations in Foreign Jurisdictions

We conduct exploration, development and mining operations outside of Canada - currently in Australia and South Africa and we may in future operate in other countries in Africa and elsewhere. Our foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on our future cash flows, earnings, results of operations, financial condition and prospects. Risks include, among others, labour disputes, arbitrary invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of

foreign parties to honour contractual obligations, foreign taxation, delays in obtaining or the inability to obtain necessary government permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, foreign exchange controls, currency devaluations, import and export regulations including limitations on uranium or gold exports, instability due to economic underdevelopment, inadequate infrastructure and increased financing costs. In addition, we may face disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. These risks may disrupt or limit our operations, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

There can be no assurance that industries deemed to be of national or strategic importance like mineral production, and in particular uranium mining, will not be nationalized. Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

In relation to South Africa, a number of economic and social issues exist which may increase certain of the risks faced by us. The South African government is facing economic and political issues, such as employment creation, black economic empowerment and land redistribution, and social issues, including crime, corruption, poverty and HIV/AIDS, all of which may impact our South African operations. While the government is adopting measures to address these matters, there is no assurance that the government will not implement changes in laws, regulations and policies on these and other matters such as foreign investment, industrial relations and land tenure which could have a material and adverse effect on our cash flow, results of operations and financial condition. In particular, HIV/AIDS is a major health care issue in South Africa. A portion of our South African workforce is believed to be infected by HIV/AIDS. We will be implementing an HIV/AIDS awareness and prevention program for our employees and local communities. It is not possible to determine with certainty the future costs that we may incur in dealing with HIV/AIDS. If, however, the infection rate continues to rise, costs associated with treatment and employee retraining may also increase, affecting our cash flow, results of operations, and financial condition.

We depend significantly on our key personnel

We are dependent on the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on our business and operations. We do not currently have key-person insurance on these individuals.

Certain of our directors and officers may have potential conflicts of interest

SXR owns approximately 71.4% of the voting securities of Aflease Gold. Three of SXR's executive officers, Neal Froneman (who is also a director of SXR), Jean Nortier and Robert van Niekerk, are directors and officers of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to SXR, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Company will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

Risks Related to Financial Matters

We have had a history of operating losses and we can provide no assurance that we will ever be profitable

We and our predecessors have sustained operating losses during recent fiscal years. We expect to continue to sustain operating losses in the future and we cannot provide any assurance that we will ever be profitable.

We will require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us

The development and ongoing operation of mines requires a substantial amount of capital prior to the commencement of, and in connection with, the production of uranium and gold. Such capital requirements relate to the costs of, among other things, acquiring mining rights and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of a deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment and complying with financial assurance requirements established by various regulatory agencies for the future restoration and reclamation activities for each project. We will accordingly have further capital requirements as we proceed to expand our present mining activities and operations or to take advantage of opportunities for acquisitions. There can be no assurance that we will be able to obtain necessary financing in a timely manner or on acceptable terms, if at all.

Currency fluctuations may affect our financial performance

Currency fluctuations may affect the costs that we incurs at our operations, which may adversely effect our cash flows, results of operation and financial condition. Uranium and gold are sold throughout the world principally on a U.S. dollar price but the majority of our expenditures are incurred in non-U.S. dollar currencies, including South African Rand, Australian dollars and Canadian dollars. The appreciation of non-U.S. dollar currencies in those countries where we have exploration and mining activities would increase the costs of uranium and gold production at such operations which could materially and adversely affect our profitability, results of operations and financial condition. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Risks Related to Our Common Shares and This Offering

Shareholders' interest in us may be diluted in the future

We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

We may issue additional Common Shares in the future pursuant to the proposed acquisitions described in this Prospectus and on the exercise of our outstanding stock options and warrants.

Sales of substantial amounts of our Common Shares, or the availability of such Common Shares for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of new Common Shares should we desire to do so.

The market price for our Common Shares cannot be assured

Securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuation will not affect the price of our securities after this offering, and the market price of our Common Shares may decline below the public offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the Offering Price.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not intend to pay dividends in the foreseeable future

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We may use the proceeds of this offering for purposes other than those set out in this Prospectus

We currently intend to allocate the net proceeds we will receive from this offering as described under "*Use of Proceeds*" in this Prospectus. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in "*Use of Proceeds*" if we believe it would be in our best interests to do so as circumstances change. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

These risks, including those incorporated by reference, should be considered in the context of our business which is described under "General Development of the Business" and "Description of the Business" in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms that appear in this Prospectus:

"Au"	Gold.
"CIL"	Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then absorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold is removed from the carbon.
"CIM Standards"	The Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.
"cm"	Centimetres.
"cmg/t"	Centimetre-grams per metric tonne (measure of metal accumulation).
"cmkg/t"	Centimetre-kilograms per metric tonne (measure of metal accumulation).
"dip"	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
"fault"	A surface or zone of rock fracture along which there has been displacement, from a few centimetres to a few kilometres in scale.
"fire assay"	A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (e.g. gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.
"g/t"	Grams per metric tonne.

"kg"	Kilograms.
"kg/t"	Kilograms per metric tonne.
"km"	Kilometre.
"km^2"	Square kilometres.
"Klb"	Thousand pounds.
"koz"	Thousand Troy ounces.
"kt"	Thousand metric tonnes.
"ktpm"	Thousand metric tonnes per month.
"lb"	Pound, approximately 454 grams.
"m"	Metres.
"m^2"	Square metres.
"m^3"	Cubic metres.
"mill"	A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
"mm"	Millimetres.
"Moz"	Million Troy ounces
"Mt"	Million metric tonnes.
"NI 43-101"	National Instrument 43-101 *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators.
"NPV"	Net Present Value.
"ounce" or "oz"	Troy ounce, equal to approximately 31.103 grams.
"ppm"	Parts per million.
"SAMREC"	The South African Code for Reporting of Mineral Resources and Mineral Reserves.
"strike"	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
"t"	Metric tonne.
"tpa"	Tonnes per annum (year).
"U_3O_8"	Uranium oxide.
"US$/lb"	United States dollars per pound.
"US$/t"	United States dollars per metric tonne.
"US$m"	Million United States dollars.

AUDITORS' CONSENT

We have read the short form prospectus of sxr Uranium One Inc. ("**SXR**" or the "**Company**") dated October ●, 2006 relating to the distribution of 18,100,000 common shares of SXR. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, as incorporated by reference, in the above-mentioned prospectus of our report to the shareholders of SXR on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficits and cash flows for each of the years ended December 31, 2005 and 2004. Our report is dated March 23, 2006.

●

Chartered Accountants
Toronto, Canada
October ●, 2006

CERTIFICATE OF THE COMPANY

DATED: October 16, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, this simplified prospectus together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Neal Froneman
President, Chief Executive Officer, and Director

(Signed) D. Jean Nortier
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Andrew Adams
Director

(Signed) Mark Wheatley
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: October 16, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) Jason Neal

CANACCORD CAPITAL CORPORATION	**GMP SECURITIES L.P.**	**ORION SECURITIES INC.**	**SPROTT SECURITIES INC.**
By: (Signed) Ali Pejman	By: (Signed) Mark Wellings	By:(Signed) Douglas Bell	By: (Signed) Darren Wallace

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) William Washington

RAYMOND JAMES LTD.

By: (Signed) John M. Murphy

TOLL CROSS SECURITIES INC.

By: (Signed) Mark Ashcroft

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor, 20 Queen Street West, Toronto ON M5H 3S8 | CP 55, 19e étage, 20, rue queen ouest, Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

SXR Uranium One Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Prospectus of the above Issuer dated October 16th, 2006.

DATED at Toronto this 17th day of October, 2006.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 1002810

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

SXR Uranium One Inc.

Receipt for a Preliminary Short Form Prospectus dated **October 16th, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **17th** day of **October, 2006**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**1002810**

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2006-MC-2669

NUMÉRO DE PROJET SÉDAR: 1002810

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

sxr Uranium One Inc.

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 16 octobre 2006.

L'Autorité des marchés financiers,

Le 17 octobre 2006
Date du visa

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. ***The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("1933 Act"). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".***

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of sxr Uranium One Inc. at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2, Telephone: (416) 350-3657, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained free of charge from the Secretary of sxr Uranium One Inc. at the above mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue **October 26, 2006**

SXR URANIUM ONE INC.

18,100,000 Common Shares
Cdn$150,230,000

This short form prospectus (the "**Prospectus**") qualifies the distribution of 18,100,000 common shares ("**Offered Shares**") of sxr Uranium One Inc. The offering price of the Offered Shares offered hereunder was determined by negotiation between us and BMO Nesbitt Burns Inc., Canaccord Capital Corporation, GMP Securities L.P., Orion Securities Inc., Sprott Securities Inc., Wellington West Capital Markets Inc., Raymond James Ltd. and Toll Cross Securities Inc. (collectively, the "**Underwriters**"). The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by SXR and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*". Unless the context otherwise requires, references to "**Offered Shares**" include all of the Common Shares offered and qualified hereunder and references to "**Common Shares**" include all of the common shares of SXR. See "*Plan of Distribution*".

Cdn$8.30 per Common Share (1)

	Price to Public	Commission to Underwriters	Net Proceeds to the Company (2)
Per Common Share	Cdn$8.30	Cdn$0.415	Cdn$7.885
Total (3)	Cdn$150,230,000	Cdn$7,511,500	Cdn$142,718,500

(1) We report in United States dollars. Unless otherwise stated all references to "Cdn$" are in Canadian dollars and references to "US$" are to United States dollars.

(2) Before deduction of the expenses of this offering, which will be paid from the net proceeds of the sale of the Offered Shares offered hereunder. See "*Use of Proceeds*".

(3) We granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**") to purchase up to an additional 2,715,000 Common Shares at the offering price of Cdn$8.30 per Offered Share (the "**Offering Price**"), exercisable for a period of 30 days from (and including) the closing date of the offering. If the Over-Allotment Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to us will be Cdn$172,764,500, Cdn$8,638,225 and Cdn$164,126,275, respectively. This prospectus also qualifies the distribution of the additional Common Shares issuable upon the exercise of the Over-Allotment Option. See "*Plan of Distribution*".

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	Option to acquire up to 2,715,000 Common Shares	Exercisable for a period of 30 days from (and including) the Closing Date	Cdn$8.30

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book entry only certificates representing the Offered Shares hereunder will be issued in registered form only to the Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the closing of this offering. Unless a share certificate is specifically requested by a purchaser, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased. Closing of the offering is expected to occur on or about October 31, 2006 or such earlier or later date as we and the Underwriters may agree, but in any event not later than November 7, 2006 (the "**Closing Date**"). The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "*Plan of Distribution*". Certain legal matters relating to the offering of the Offered Shares will be passed upon by Fasken Martineau DuMoulin LLP on behalf of us, and by Stikeman Elliott LLP on behalf of the Underwriters.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") and the JSE Limited (the Johannesburg stock exchange - "**JSE**") under the symbol "SXR". The closing price of the Common Shares on the TSX and JSE on October 10, 2006, the day prior to the pricing of the Common Shares, was Cdn$8.55, and ZAR56.10, per Common Share respectively. The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to our fulfilling all of the requirements of the TSX by January 15, 2007. We have also applied to list the Offered Shares on the JSE. Listing will be subject to our fulfilling of all of the listing requirements of the JSE.

An investment in our Common Shares should be considered speculative due to the nature of our business. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "*Risk Factors*".

Unless the context otherwise requires, references to the "**Company**", "**we**", "**us**" or "**our**" include sxr Uranium One Inc. and each of its subsidiaries. Reference to "**SXR**" means sxr Uranium One Inc.

Certain technical terms used in this Prospectus are defined under "*Glossary of Technical Terms*" at the end of this Prospectus.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to us and Stikeman Elliott LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange as defined in the regulations to the *Income Tax Act* (Canada) (the "**Tax Act**"), which includes the TSX, the Offered Shares and any Common Shares issued on exercise of the Over-Allotment Option would, if issued on the date hereof, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which we have filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference (except as otherwise noted) and form an integral part of this Prospectus:

(a) the annual information form for the fiscal year ended December 31, 2005, dated March 31, 2006 (the "**AIF**"), except for the technical reports on the Honeymoon Uranium Project, the Dominion Uranium Project, the Bonanza Gold Project and the Modder East Gold Project incorporated by reference into the AIF on pages 14, 22 and 41 of the AIF;

(b) the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2005 (the "**Annual Financial Statements**"), together with Management's Discussion and Analysis ("**MD&A**") for such financial statements contained in our annual report for the fiscal year ended December 31, 2005;

(c) the unaudited comparative interim financial statements for the three months and six months ended June 30, 2006 and the notes thereto (the "**Interim Financial Statements**") contained in our quarterly report, together with MD&A for such Interim Financial Statements;

(d) the audited comparative financial statements of SXR (then known as Southern Cross Resources Inc.), the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2004;

(e) the unaudited comparative interim financial statements of SXR (then known as Southern Cross Resources Inc.) for the three months and six months ended June 30, 2005 and the notes thereto contained in our quarterly report;

(f) the management proxy circular dated May 6, 2006 prepared in connection with the annual meeting of our shareholders held on June 7, 2006 (the "**Management Proxy Circular**");

(g) the material change report dated January 6, 2006 with respect to the acquisition by SXR of all of the ordinary shares of Aflease Uranium and Gold Resources Limited;

(h) the material change report dated January 11, 2006 with respect to receipt of a revised mineral resource estimate for our Dominion Uranium Project in South Africa;

(i) the material change report dated January 20, 2006 with respect to the engagement of BMO Nesbitt Burns Inc. as lead agent in connection with a best efforts brokered private placement of common shares of SXR for anticipated gross proceeds of approximately US$65 million;

(j) the material change report dated February 9, 2006 with respect to the resignation of KPMG LLP and the appointment of PricewaterhouseCoopers LLP as the Company's auditors;

(k) the material change report dated February 13, 2006 with respect to the increase in size of the Company's previously announced brokered private placement of common shares from anticipated gross proceeds of approximately US$65 million to anticipated gross proceeds of approximately US$149 million;

(l) the material change report dated February 24, 2006 with respect to the completion of a brokered private placement of 22,300,000 common shares for gross proceeds of US$147 million;

(m) the material change report dated April 7, 2006 with respect to our audited financial results for the fiscal year ended December 31, 2005;

(n) the material change report dated June 20, 2006 with respect to a revised mineral resource estimate for our Dominion Uranium Project in South Africa;

(o) the material change report dated August 2, 2006 with respect to the feasibility study for our Dominion Uranium Project in South Africa;

(p) the material change report dated August 25, 2006 with respect to the feasibility study for our Modder East Gold Project in South Africa owned by our subsidiary Aflease Gold Limited;

(q) the material change report dated September 8, 2006 with respect to the feasibility study for, and approval by the board of directors for the development of, our Honeymoon Uranium Project in Australia;

(r) the material change report dated September 8, 2006 with respect to the completion of a ZAR350 million financing by our subsidiary Uranium One Africa Limited;

(s) the press release dated October 2, 2006 with respect to the filing of our amended audit committee charter;

(t) our amended audit committee charter filed on SEDAR on October 2, 2006;

(u) the material change report dated October 13, 2006 with respect to the granting of a "new order" mining right for our Dominion Uranium Project; and

(v) the material change report dated October 13, 2006 regarding SXR entering into an agreement with the Underwriters to issue and sell the Offered Shares.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by us with a securities commission or any similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is

necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of SXR at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2, Telephone: (416) 350-3657. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("**SEDAR**"), which can be accessed online at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of SXR at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and forward looking information within the meaning of the *Securities Act* (Ontario). Such forward-looking statements or forward looking information include, but are not limited to statements with respect to:

- the future prices of uranium and gold;
- the estimation of our mineral reserves and mineral resources;
- estimates of the timing and amount of future uranium or gold production from our current and future operations;
- statements as to the projected development of certain ore deposits, including estimated future production and operating costs, capital expenditures, exploration expenditures, royalties and other expenses for specific operations;
- the use of proceeds from this offering;
- the nature and type of permits required to bring our mineral projects into production and the time lines required to obtain such permits;
- exploration, mining and development risks;
- the results of litigation;
- the value of currencies in which we incur expenditures or are expected to generate revenue, including the United States dollar, South African Rand and Australian dollar;
- the requirements for additional capital, and the timing of such requirements; and
- the cost of future environmental compliance including reclamation and rehabilitation cost.

Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, amongst others, the following:

- the actual price of uranium and gold, including the demand for, and supply of, such commodities;
- discrepancies between actual and estimated production, between actual and estimated mineral resources and mineral reserves, and between actual and estimated metallurgical recoveries;

- changes to the cost of commencing production and the time when production commences, and actual ongoing operating costs;
- the occurrence of risks associated with the development and commencement of mining operations;
- unforeseen or changed regulatory restrictions, requirements and limitations, including environmental regulatory restrictions and liability and permitting restrictions;
- the failure to obtain governmental approvals and fulfill contractual commitments, and the need to obtain new or amended licences and permits;
- unforeseen changes in the costs of material inputs, including, fuel, steel and other construction materials;
- the unforeseen impact of competition for mineral projects;
- the loss of key employees; and
- the loss of, or defective title to exploration and mining claims, rights, leases or licences;

as well as those factors discussed in the section entitled "*Risk Factors*" in this Prospectus and in the documents incorporated by reference herein.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change. We can provide no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Specific reference is made to "*Risk Factors*" herein, "*Description of the Business - Risk Factors*" in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Prospectus are expressed in U.S. dollars ("**US$**") unless otherwise indicated. Our revenue is currently derived primarily from the sale of gold, denominated in U.S. dollars. After the commencement of production from our Dominion Uranium Project, our revenue is expected to be primarily from the sale of uranium. Our costs are incurred in a variety of currencies, including the Canadian dollar ("**Cdn$**"), the South African Rand ("**ZAR**") and the Australian dollar ("**A$**"). Our financial statements are reported in U.S. dollars.

The noon rate of exchange on October 25, 2006, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.1248 per US$1.00 (Cdn$1.00 equals US$0.889).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.8577	0.8305	0.7730
Average rate for period	0.8254	0.7684	0.7135
High for period	0.8691	0.8494	0.7738
Low for period	0.7872	0.7160	0.6350

The following table sets forth (i) the rate of exchange for the South African Rand, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada:

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.1581	0.1775	0.1513
Average rate for period	0.1580	0.1562	0.1337
High for period	0.1779	0.1783	0.1637
Low for period	0.1427	0.1350	0.1095

The following table sets forth (i) the rate of exchange for the Australian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31		
	2005	**2004**	**2003**
Rate at end of period	0.7301	0.7801	0.7495
Average rate for period	0.7628	0.7371	0.6525
High for period	0.7988	0.8005	0.7493
Low for period	0.7233	0.6773	0.5588

MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. For example, we use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this Prospectus to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "**SEC**"), does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

THE COMPANY

SXR was incorporated under the name "Southern Cross Resources Inc." under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, SXR continued under the *Canada Business Corporations Act* (Canada) (the "**CBCA**").

In December 2005, SXR acquired Aflease Gold and Uranium Resources Limited, subsequently renamed Uranium One Africa Limited ("**Uranium One Africa**") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). Under the scheme of arrangement, all of the ordinary shares of Uranium One Africa were exchanged on the basis of 0.18 of a common share of SXR for each outstanding Uranium One Africa ordinary share. SXR filed articles of amendment under the CBCA effective December 6, 2005 to change its corporate name to "sxr Uranium One Inc." and to consolidate its common share capital on a 5:1 basis.

Our registered and head office is located at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. The Company's website address is www.uranium1.com. We maintain offices in South Africa at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, South Africa and in Australia at 75A Magill Road, Stepney, Adelaide, South Australia, 5071.

The following chart indicates our corporate structure, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.



SXR Uranium One Inc.
(Canada)
100%
100%
Southern Cross Resources Australia Pty Ltd.
(Australia)
Uranium One Africa Limited
(South Africa)
71.4%
Aflease Gold Limited(1)
(South Africa)
100%
New Kleinfontein Goldmine (Proprietary) Limited(2)
(South Africa)
100%
74%(3)
74%(3)
100%(4)
Honeymoon Uranium Project
Dominion Uranium Project
Bonanza Gold Project
Modder East Gold Project

(1) Listed on the JSE. Information as to approximate percentage ownership is given as at October 25, 2006. Aflease Gold Limited has entered into a share exchange agreement whereby it may acquire shares of Randgold and Exploration Ltd. in consideration for issuing shares of Aflease Gold Limited. If completed, this transaction would result in the interest of Uranium One Africa Limited in Aflease Gold Limited being decreased to between 60.0% and 64.4%. See *"Investment in Aflease Gold Limited - Proposed Acquisition of Shares in Randgold and Exploration Ltd."*

(2) Indirectly owned through a wholly-owned subsidiary of Aflease Gold Limited.

(3) The Company has sold an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project to its Black Economic Empowerment joint venture partner, Micawber 397 (Proprietary) Limited. See "*Business of the Company - Principal Projects - Dominion Uranium Project - Dominion Black Economic Empowerment Transaction*".

(4) Aflease Gold Limited has agreed to sell an undivided 26% interest in its Modder East Gold Project to its Black Economic Empowerment joint venture partner, Micawber 400 (Proprietary) Limited. See "*Business of the Company - Principal Projects - Investment in Aflease Gold - Modder East Black Economic Empowerment Transaction*".

BUSINESS OF THE COMPANY

Introduction

We are engaged in the exploration and development of uranium and gold resource properties in South Africa, Australia and Canada. Our principal projects are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through our approximately 71.4%-owned subsidiary, Aflease Gold Limited ("**Aflease Gold**"), the

Modder East Gold Project in South Africa. In addition, we also operate the Bonanza Gold Project, a small, primary gold project operated as a component of the Dominion Uranium Project. The Company is also engaged in the acquisition and development of uranium exploration properties in South Africa, South Australia and the Athabasca Basin in Saskatchewan, Canada.

We currently produce gold from the Bonanza Gold Project and plan to start production of uranium and gold from the Dominion Uranium Project in 2007. During 2006, feasibility studies were completed for each of the Dominium Uranium Project, Honeymoon Uranium Project and Modder East Gold Project and decisions have been taken to proceed with development of those projects in the manner contemplated by those feasibility studies. See "*Business of the Company - Principal Projects - Dominion Uranium Project*", "*Business of the Company - Principal Projects - Honeymoon Uranium Project*", and "*Business of the Company - Principal Projects - Investment in Aflease Gold - Modder East Gold Project*".

In the third quarter of 2006, we entered into exclusivity agreements to acquire two uranium mills and certain uranium properties located in the United States. Under the terms of an exclusivity agreement with U.S. Energy Corp. ("**U.S. Energy**") we have obtained the exclusive right to negotiate the purchase of U.S. Energy's Shootaring Canyon Mill located in Utah and uranium mining claims and leases covering approximately 41,000 acres in Wyoming, Utah, Arizona and Colorado. Under the terms of an exclusivity agreement with Rio Tinto Energy America, Inc. ("**RTEA**") we have obtained the exclusive right to negotiate the purchase of RTEA's Sweetwater Uranium Mill and associated properties located in Wyoming. At present the Company is engaged in due diligence on the proposed acquisitions and has not yet begun to negotiate the terms of purchase.

Corporate Strategy

We are a mineral exploration and development company, focused on bringing our uranium and gold mineral projects to production. We are currently focused on (i) advancing the Dominion Uranium Project to production in the first quarter of 2007 and (ii) advancing the Honeymoon Uranium Project to production in the first quarter of 2008. We seek to expand our mineral projects from exploration and development to production, in order to generate cash flow to sustain further exploration and acquisitions. We seek to grow both organically and through acquisitions of promising mineral properties and to maximize shareholder returns through capital appreciation.

Principal Projects

The following is a summary description of the developments on our principal projects - the Dominion Uranium Project; the Honeymoon Uranium Project and the Modder East Gold Project. For further descriptions of these projects and our other exploration properties, see "*Description of the Business*" in the AIF and the other documents incorporated herein by reference.

Dominion Uranium Project, South Africa

Unless otherwise stated, the information included or incorporated by reference into this Prospectus concerning the Dominion Uranium Project is derived from the technical report entitled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 and amended on October 26, 2006 (the "**Dominion Technical Report**"). The authors of the Dominion Technical Report are Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) (Pty) Limited ("**SRK**"). The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on assumptions, qualifications and procedures which are set out in the Dominion Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Dominion Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Dominion Technical Report may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil Sections which include two former uranium and gold mining operations. The Dominion Uranium Project is adjacent to our Bonanza Gold Project and is situated in the North West Province of South Africa approximately 150 km west-south-west of Johannesburg.

Construction of the Dominion uranium mine was approved by Uranium One Africa (then known as Aflease Gold and Uranium Resources Limited) in 2005 based on a pre-feasibility study. From January 2006 to June 2006, we have spent approximately US$47 million (ZAR255 million) on pre-construction and development activities. Three portals have been excavated and the associated declines are being developed. Equipment procurement and staff recruitment and training are in progress. Construction of the uranium processing plant commenced in November 2005 and was 68% complete as at the date of the Dominion Technical Report. The process of plant commissioning commenced with the energizing of plant substations and transformers on August 31, 2006, and production is expected to commence in the first quarter of 2007.

Status of Dominion Uranium Project

We have received written confirmation from the South African Department of Minerals and Energy that our application to convert our prospecting right on the Dominion Uranium Project into a mining right under the *Minerals and Petroleum Resources Development Act No 28 of 2002* (“**MPRDA**”) has been accepted. Formal execution of the mining right is expected to take place in the near future. We are also undertaking specialist radiation studies that will be needed for registration with the National Nuclear Regulator in South Africa and we have submitted an application for registration. All necessary surface rights for the Dominion Uranium Project have either been purchased or secured. Contracts have been signed with the South African electricity provider ESKOM for the upgrade of the electricity supply infrastructure. The water use licence for the project has been granted, and the supply of service and potable water to the mine has been secured from the local municipality.

In 2005 and 2006 (to April 15, 2006), we completed a program of surface diamond drilling at the Dominion Uranium Project and in June 2006 we published a revised mineral resource estimation for the Dominion Uranium Project.

Uranium production from Dominion Uranium Project is expected to take place over two phases. Phase I will focus on mining between the surface and an approximate depth of 500 m. Phase I is expected to last for 11 years. Phase II, which will focus on mining below 500 m, is expected to extend the production plan to 30 years.

Revised Mineral Resources and Reserve Estimates

Our revised mineral resource and reserve estimates for the Dominion Uranium Project are summarized in the following tables:

Dominion Uranium Project – Mineral Resource Statement at 1 June 2006(1)(2)(3)(4)

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Contained U_3O_8 (thousands of kg)	Contained U_3O_8 (thousands of lbs)	Gold Grade (g/t)	Contained Gold (kg)	Contained Gold (thousands of oz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub-Total Indicated Resources	**25.99**	**0.83**	**21,542**	**47,492**	**1.09**	**28,320**	**910**
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub-Total Inferred Resources	**178.42**	**0.51**	**90,353**	**199,194**	**0.63**	**112,387**	**3,614**

(1) The mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (“**SAMREC**”). SRK has certified that the mineral resource statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “**CIM Standards**”).

(2) The mineral resource was estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 29 cmkg/t U_3O_8 for Dominion and 35 cmkg/t U_3O_8 for Rietkuil and 0.00 g/t Au and was audited by Dr. Michael Harley of SRK.

(3) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4) Mineral resources are inclusive of mineral reserves.

Dominion Uranium Project – Mineral Reserve Statement at 1 June 2006(1)(2)(3)

Classification	Tonnes (4) (Mt)	Grade(4) U_3O_8 (kg/t)	Contained U_3O_8 (thousands of kg)	Contained U_3O_8 (thousands of lbs)	Gold Grade(4) (g/t)	Contained Gold (kg)	Contained Gold (thousands of oz)
Probable Reserves							
Rietkuil Upper Reef	6.31	0.68	4,295	9,471	0.71	4,492	144
Rietkuil Lower Reef	0.64	0.89	568	1,252	0.50	318	10
Dominion Upper Reef	8.00	0.83	6,627	14,613	0.93	7,420	239
Dominion Lower Reef	3.50	0.78	2,719	5,991	1.74	6,099	196
Sub Total Probable Reserves	18.45	0.77	14,210	31,327	0.99	18,328	589

(1) The mineral reserves have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral reserve statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(2) The mineral reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK.

(3) Mineral reserves are included in mineral resources.

(4) Tonnes and grade are stated on the basis of delivery to the plant.

Dominion Uranium Project Feasibility Study

We completed a feasibility study dated June 21, 2006 on Phase I of the Dominion Uranium Project (the "**Dominion Feasibility Study**"). The Dominion Feasibility Study was conducted on our behalf by Turgis Consulting (Pty) Ltd. ("**Turgis**") and independently audited by SRK. The Dominion Feasibility Study made use of the revised mineral resource estimation completed in June 2006.

Phase I of the Dominion Feasibility Study was based only on probable reserves and did not include any inferred resources. **The Dominion Feasibility Study used as a base case a U_3O_8 price of US$46.50/lb, a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00.** All financial analysis was completed in real terms and the valuation was effective as of June 1, 2006. The Dominion Feasibility Study evaluated Phase I as an underground mine utilizing a metallurgical plant with a designed production capacity of 200,000 tonnes per month. The uranium processing plant will be integrated with the existing carbon-in-leach gold plant located on the Bonanza Gold Project. During Phase I, the Dominion Uranium Project is expected to process 18.5 million tonnes through the mill at an average mill head grade of 0.77 kg/t of U_3O_8 and recover a total of 27.2 million pounds of U_3O_8 and 0.5 million ounces of gold. Phase I of the project is designed to treat 2.4 million tonnes per annum, yielding an annual average of 3.8 million pounds of U_3O_8 during steady-state production (expected to occur between 2011 and 2014), with a maximum production of 4.3 million pounds of U_3O_8 in 2012. The metallurgical recovery determined for Phase I of the Dominion Project averages 87% for U_3O_8 and 89% for gold. At a real discount rate of 8%, Phase I is estimated to yield an after-tax, net present value ("**NPV**") of US$184 million (ZAR1,212 million) and an after-tax, internal rate of return of 32%. Project payback from commencement for Phase I is estimated to be five years.

The table below summarizes the results of the feasibility study.

Dominion Uranium Project - Summary of Projected Results for Phase I(1)

	Total	LoM Average (Phase I - 11 years)
RoM tonnage (kt)	18,454.5	1,677.7
Head Grade U_3O_8 (kg/t)		0.77
Head Grade Au (g/t)		0.99
Tonnes Milled (kt)	18,454.5	1,677.7
Metals Produced U_3O_8 (Klb)	27,187.0	2,471
Metals Produced Au (koz)	534.8	48.6
Revenue 2006-2017 (US$m total; US$m/t milled for LoM Average)	1,600.6	86.7
Total Operating Costs 2008-2016 (US$m)	711.1	39.5
Capitalized Operational Expenditure 2006-2007(2) (US$m)	36.6	
Construction Capital 2006-2007(3) (US$m)	141.0	
Spent Capital Cost 1 November 2005 to 1 June 2006 (US$m)	31.3	

Ongoing Capital 2008-2014 (US$m)	63.8	8.5
Total Capital Cost[4] (US$m)	272.7	
Total Expenditure[5][6] (US$m)	952.6	
Operating Cost/tonne milled (excluding royalties) (US$/t)		39.5
Operating Cost/lb produced (excluding royalties, after gold credits) (US$/lb)		14.5
Total Cost/tonne milled[5] (US$/t)		53.3
Total Cost/ lb produced[5] (excluding royalties, after gold credits) (US$/lb)		22.7

(1) All information is presented in real terms. For the purposes of this table, all year-to-year operating and capital costs were escalated using the South African Consumer Price Index to arrive at the totals presented. Amounts may not add up to the totals because of rounding.

(2) The operational cost is capitalized until sustainable production (31 December 2007).

(3) Excludes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).

(4) Includes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).

(5) Excludes spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006).

(6) Sum of the Operating Cost, Capitalized Operational Expenditure, Construction Capital and Ongoing Capital.

Total operating costs include mining, processing and administrative costs. Administrative costs include environmental and mine site central services. The operating cost summary, inclusive of a contingency of 3%, is set out in the following table.

Dominion Uranium Project - Estimate of Operating Costs

Item	US$ per tonne milled	US$ per lb of U_3O_8 produced
Mining	18.5	12.1
Processing	12.6	8.3
Administration	3.5	2.3
Bulk Services (water, power)	3.8	2.5
Contingency	1.1	0.7
Gold Credits[1]	n/a	(11.9)[1]
Total	**39.5**	**14.5**

(1) Based on a gold price of US$629/oz. Gold credits are not factored into the operating cost per tonne milled.

The total estimated construction capital to establish the full design capacity for Phase I by the end of 2007 is US$179.8 million (ZAR1,184 million). Of this amount, US$152 million (ZAR1,001 million) is the start up construction capital which will be spent prior to the commencement of production in Q1 2007. This amount includes the US$38.8 million (approximately ZAR255 million) that has been spent up to June 1, 2006. Ongoing capital which will be incurred from January 2008 onwards amounts to US$63.8 million (ZAR420 million). The capital cost summary, inclusive of a contingency of 4%, is set out in the following table.

Dominion Uranium Project - Estimate of Capital Costs

Item	Construction Capital to end of 2007	Ongoing Capital 2008 to 2014
Mining	57.1	60.5
Plant	111.0	0.0
Administrative	3.7	0.8
Contingency	8.0	2.5
Total	**179.8**[1]	**63.8**

(1) Includes all capital spent from 1 November 2005 to 31 December 2007 including spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006) and spent capital cost of US$7.4 million (1 November 2005 to 31 December 2005), which were excluded from the total Construction Capital shown in the table titled "Dominion Uranium Project - Summary of Phase I" as these amounts were spent before the effective date of the valuation. Amounts may not add up to the totals because of rounding.

The total royalties payable (starting from May 1, 2009), at rates of 2% and 3% for uranium and gold respectively as per the draft legislation proposed by the government of South Africa in 2003, are estimated to be US$44.9 million. The

South African government has recently issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide (yellowcake). The total taxes payable are estimated to be US$341.1 million, based on the sliding scale of taxes under current South African legislation. The total real cash flow is estimated to be US$375.1 million.

An analysis of the after-tax, 8% NPV for Phase I of the Dominion Project shows that the mine operation is leveraged to both the uranium and gold price, as well as to changes in the Rand per US dollar exchange rate. The project is less sensitive to changes in capital expenditures and operating expenditures. The spot bid and ask prices of gold as reported in New York at the close of business on October 25, 2006, were US$587.20/oz bid, US$588.70/oz ask, which is less than the estimated price of US$629/oz used for this period in the Dominion Feasibility Study. Because the majority of our costs are in ZAR and we are required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Dominion Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation. The tables below summarize the sensitivity analysis. The base case assumed by the authors of the Dominion Technical Report is set out in boldface in each table.

8% NPV Sensitivity (Assuming ZAR7.5 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m)	Gold Price (US$/oz)	NPV (US$m)	Change	Construction Capital (NPV US$m)	Operating Costs (NPV US$m)
60.00	348.9	850	259.8	+10%	200.1	180.4
55.00	298.5	750	238.6	+5%	204.9	195.1
46.50	209.8	629	209.8	0%	209.8	209.8
35.00	87.5	550	192.6	-5%	214.6	225.9
30.00	31.8	450	170.8	-10%	220.9	241.2

8% NPV Sensitivity (Assuming Base Case ZAR6.585 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m)	Gold Price (US$/oz)	NPV (US$m)	Change	Construction Capital (NPV US$m)	Operating Costs (NPV US$m)
60.00	324.4	850	232.2	+10%	173.7	152.8
55.00	274.0	750	210.4	+5%	178.9	168.4
46.50	**184.0**	**629**	**184.0**	**0%**	**184.0**	**184.0**
35.00	60.5	550	166.8	-5%	189.2	199.6
30.00	3.4	450	145.1	-10%	194.4	215.2

8% NPV Sensitivity (Assuming ZAR 5.50 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m)	Gold Price (US$/oz)	NPV (US$m)	Change	Construction Capital (NPV US$m)	Operating Costs (NPV US$m)
60.00	238.1	850	144.9	+10%	80.7	54.7
55.00	186.4	750	120.9	+5%	87.2	74.2
46.50	93.7	629	93.7	0%	93.7	93.7
35.00	-37.9	550	75.9	-5%	100.1	113.1
30.00	-109.5	450	53.4	-10%	106.6	132.6

Dominion Uranium Project Feasibility Study - Phase II

Turgis has also prepared a conceptual study to assess the viability of extending the mine life at current production rates from 11 years to 30 years by mining the remaining indicated resource as well as a portion of the additional inferred resource at the Dominion Uranium Project. This study has also been independently audited by SRK. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. The assessment is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this preliminary assessment will be realized.

The mine design strategy for Phase II is expected to be the same as for Phase I with the addition of a new trackless decline at the Dominion Section. At the Rietkuil Section a vertical shaft will be sunk to access the down-dip extensions of the resource to a depth of approximately 1,000 m. Production from Phase II is expected to extend the life of mine to at least 30 years.

The Phase II study is based on the modelling of a selected portion of the inferred resource, totalling 60.8 million tonnes at a grade of 0.74 kg/tonne of U_3O_8 of the total declared inferred resource of 178.4 million tonnes at a grade of 0.51 kg/tonne U_3O_8. The anticipated tonnage available for mining is estimated to be 48.1 million tonnes at an average head grade of 0.69 kg/tonne of U_3O_8, and a gold grade of 0.85 g/tonne, assuming similar modifying factors as in the Phase I study. The Phase II conceptual study has been conducted on inferred resources, so it has not been possible to apply a selected mining cut and therefore the grades quoted above may be enhanced when a selected mining cut is applied.

Dominion Uranium Project Black Economic Empowerment Transaction

On June 7, 2005, Uranium One Africa and Micawber 397 (Proprietary) Limited ("**Micawber 397**"), a company owned by historically disadvantaged South Africans ("**HDSAs**"), entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement (collectively, the "**Micawber Agreements**"). Pursuant to the Micawber Agreements, Uranium One Africa agreed to sell to Micawber 397 an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project (collectively, the "**Klerksdorp Assets**"). Uranium One Africa and Micawber 397 also agreed to contribute their interests in the assets to a joint venture, to be managed by Uranium One Africa, and to fund the development and operation of those assets in accordance with their respective joint venture interests. In addition, Uranium One Africa agreed to lend to Micawber 397 the funds that Micawber 397 is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber 397's share of joint venture profits. The purchase price payable by Micawber 397 for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Klerksdorp Assets at the date (not later than three years after receipt by Micawber 397 of its first joint venture distribution) when Micawber 397 elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber 397 is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full.

The Micawber 397 transaction was approved by Uranium One Africa shareholders in September 2005 with effect from September 30, 2005, and will be completed on the issuance by the South African Department of Minerals and Energy of "new order" mining rights in substitution for the "old order" rights held by Uranium One Africa. Our application for such rights has been accepted and the rights are expected to be granted in the near future. The Micawber 397 transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber 397.

Proposed Acquisition of Weltevreden Mine

In July 2005, Uranium One Africa entered into an agreement with AngloGold Ashanti Limited to acquire the assets comprising the Weltevreden mine for ZAR75 million, payable by way of the issuance of 4,251,381 Common Shares. Completion of this transaction is subject to the approval by the South African Department of Minerals and Energy of AngloGold Ashanti's application to convert its existing "old order" mining rights to "new order" mining rights and the subsequent issuance and transfer to the Company of the new order rights. An extension to the agreement was verbally agreed on and once signed will extend the deadline for completing the transaction to December 31, 2007. After the acquisition, if it occurs, a decision will be taken on whether or not these assets should be sold to Aflease Gold. This decision will depend, in part, on an assessment of the uranium potential, if any, at Weltevreden.

Uranium One Africa Financing

On August 30, 2006, Uranium One Africa completed a financing for ZAR350 million (approximately US$50 million at the exchange rate then in effect) on the security of its ordinary shares of Aflease Gold by means of a futures-related term facility entered into with Nedcor Securities of South Africa. The Nedcor Securities facility has a 12-month term and may be terminated at any time. The facility currently bears interest at the ZAR rate of 9% per annum. During the term of the facility, Uranium One Africa remains entitled to vote its shares in Aflease Gold and to receive the benefit of any dividends or distributions paid on such shares. The facility has been drawn down in full.

Bonanza Gold Project

The Bonanza Gold Project is adjacent to the Dominion Uranium Project. The Bonanza Gold Project is a small, primary gold project with secondary uranium by-product potential and is operated as a component of the Dominion Uranium Project. As a result of delays in the build-up phase in 2005 due to intersecting poor ground conditions and water-bearing structures, the Bonanza Gold Project is not expected to reach design capacity in the timeframe originally contemplated. Bonanza is currently serving as a training area for the Dominion Uranium Project, giving us useful practical experience with the trackless decline mining method and a platform to train and develop the Dominion Uranium Project mining teams.

In line with the Company's decision to expedite the development of the Dominion Uranium Project, equipment and trained production crews have been relocated from the Bonanza Gold Project to the development areas of the Dominion Uranium Project. The gold plant is undergoing an upgrade in order to re-establish its capacity to process 200,000 tonnes per month and is being integrated into the new uranium plant for the Dominion Uranium Project. As such, it will only be periodically available for batch treatment of ore from the Bonanza Gold Project.

Honeymoon Uranium Project, Australia

Unless otherwise stated, the information included or incorporated by reference in this Prospectus concerning the Honeymoon Uranium Project is derived from the technical report entitled "Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U_3O_8 Equivalent" dated July 31, 2006 (the "**Honeymoon Technical Report**"). The authors of the Honeymoon Technical Report are Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services. The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on the assumptions, qualifications and procedures which are set out in the Honeymoon Technical Report. For a complete description of the assumptions, qualifications and procedures, reference should be made to the full text of the Honeymoon Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Honeymoon Technical Report may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

Status of the Honeymoon Uranium Project

The Honeymoon Uranium Project is held by our wholly-owned subsidiary, Southern Cross Resources Australia Pty Ltd. (to be renamed "Uranium One Australia Pty Ltd."). The Honeymoon Uranium Project is located in north-east South Australia, approximately 75 kilometres north-west of Broken Hill on mining lease 6109. The mining lease has a term of 21 years from February 27, 2002. The mining lease is subject to a royalty of 2.5% of the ex-mine gate value of the minerals obtained from the lease to be paid to the State of South Australia.

In addition, a Native Title Mining Agreement with the Adnyamathanha Traditional Lands Association provides for a royalty payment of 1.5% of the ex-mine gate value of the minerals obtained from the lease to be paid to the Adnyamathanha Trust. An agreement ostensibly providing for a royalty of 1% of the value of minerals obtained from the lease to be paid to Mineral Properties Pty Ltd. is being reviewed by us.

In March 2006, we completed the second stage of an exploration drilling program that originally commenced with stage 1 in 2004. A total of 29,200 m of rotary mud drilling was carried out in 236 holes on a nominal 40m square pattern over the Honeymoon Deposit in the two stages of the exploration program. Some holes were outside of the Honeymoon deposit area and are not included in the Honeymoon Technical Report, database or computations. Drilling was conducted by specialist South Australian mud drilling contractor, Thompson Drilling Company Pty Ltd.

Update on Drilling Program

In the second stage of the exploration program which took place between November 2005 and March 2006, an additional 170 holes were drilled to infill the entire deposit on a 40 m x 40 m spacing with the aim of generating a revised NI 43-101 compliant resources estimate and to provide detailed information to optimize wellfield planning. This drilling program also provided the geological information necessary to complete a commercial wellfield development plan.

Update on Mineralization and Deposit Types

As a result of the additional drilling carried out during stage two of the exploration drilling program, we have refined our understanding of the mineralization and deposit types on the Honeymoon Uranium Project. Significant uranium mineralization at the Honeymoon Uranium Project is restricted to the basal sand and occurs over approximately one km east-west. The majority of mineralization is located near the confluence with a major tributary entering the Yarramba Palaeovalley from the south and also associated with a topographic high in the channel floor. The uranium is thought to derive from a granite body immediately to the south. Sediment fill appears to be dominantly mechanically transported granite detritus with some pelite fragments. The deposit is generally of the 'sediment-hosted' or 'sandstone uranium' type but lacking clear roll-front morphology and displaying apparently structurally influenced distributional trends. Uranium mineralization occurs in highly permeable (porosities commonly >30%) unconsolidated and saturated sands, which are sealed below impervious clay horizons. This physical configuration in association with extremely fine grained, acid soluble uranium mineralogy of uraninite, coffinite and uranium phosphates suggest amenability to in-situ leaching mining. Potentially economic mineralization extends over an area of 900 m x 450 m at 1.7 m average thickness in up to five superposed levels – circa 3 m cumulative. It occurs in reduced, pyritic and organic rich zones and also at the contact between sand and clay layers appearing to be mostly flat lying, with no classical crescent shaped rollover zones identified. This may be a function of drill spacing and lack of exposure or it may be that requisite redox fronts are not preserved in this dynamic environment.

Updated Mineral Resource Estimate

The Honeymoon deposit contains an indicated mineral resource of 1.2 million tonnes at 0.24% U_3O_8 and contains approximately 2,900 tonnes (6.5 million lbs) of U_3O_8. Field tests have shown that the mineralization is amenable to in-situ leaching with an oxidizing solution of dilute sulphuric acid.

Honeymoon Uranium Project - Indicated Mineral Resources as at May 17, 2006(1)

Sand Package	Tonnes (t)	Grade (%)	Contained U_3O_8 (t)	Contained U_3O_8 (thousands of lbs)	Thickness (m)	Grade-thickness (m%U_3O_8GT)
EBS-5	89,000	0.13	120	260	1.4	0.18
EBS-4	45,000	0.17	77	170	1.2	0.20
EBS-3	140,000	0.37	530	1,170	1.4	0.51
EBS-2	410,000	0.28	1,100	2,500	1.7	0.47
EBS-1	530,000	0.20	1,100	2,400	2.1	0.43
Total	1,200,000	0.24	2,900	6,500	1.7	0.42

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

With in-situ leaching projects it is difficult to predict with confidence the percentage recovery which will be achieved when mineralization is leached. This makes it virtually impossible to determine reserve estimates for in-situ leach projects. Consequently only resource estimates were used in the Honeymoon Technical Report.

Honeymoon Feasibility Study

In June 2006 we completed an updated mineral resource estimate based on the results of the exploration drilling program, as well as a feasibility study on the Honeymoon Uranium Project (the "**Honeymoon Feasibility Study**"). The feasibility study was conducted on our behalf by Mayfield Engineering Pty Ltd. and Aker Kvaerner Australia. The Honeymoon Technical Report is a summary of the Honeymoon Feasibility Study. The Honeymoon Feasibility Study made use of the mineral resource estimation mentioned above.

Based on the results of the Honeymoon Feasibility Study, the Company's board of directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

In addition to our mining lease, we hold a uranium export licence and in September 2006 received the licence required under the South Australian *Radiation Protection and Control Act (1982)* for commercial uranium mining operations at Honeymoon. A number of additional permits must be obtained before production can commence. To this end, we have recently applied for a variation of a permit to possess nuclear material, which would allow us to hold larger quantities of uranium on site. In addition, we have submitted for review to the relevant authorities a transport management plan for

the transport of dangerous goods, an environmental management and monitoring plan, a mining and rehabilitation program, a draft radioactive waste management plan, and a radiation management plan, all of which will need to be approved before mining can begin. We will also need to obtain permits to drill disposal, water and monitor wells on the project.

The Honeymoon Feasibility Study used as a base case a U_3O_8 price of US$46.50/lb and an exchange rate of A$1=US$0.75.

Based on the interpretation of the recent drilling data, the Honeymoon deposit is recognized as five separate mineralized sand packages separated by laterally extensive clay seams. The lower sands are interpreted as being more permeable than the upper sands. Due to the differences in permeability the sands cannot be mined as a single unit. Where wells intersect both the upper and lower mineralized sands, the lower more permeable sands will have to be mined first. This will be achieved by setting wellscreens over the interval of the lower sands and leaching the sands with recirculating acid leach liquors. When mining of the lower sands is complete, the wellscreens in the bottom of the well will have to be plugged and the upper sand interval screened to allow the upper sands to be leached. This technique, which is more costly than leaching the sands as a single unit, has been successfully employed at the Beverley in-situ leach uranium mine, also located in South Australia.

The basic wellfield design will be based on '7-spot' patterns, which consists of six injection wells arranged in a 20 m - 60 m hexagon, with a centrally located production well. Local variations in pattern size may occur on wellfield margins and where low-permeability ore zones require closer-spaced patterns. Approximately 30 production wells will need to be in operation at any one time within the wellfield to meet the process plant design feed requirements. The selected production rate is 400 tpa U_3O_8 equivalent, giving a project life of between six and seven years. The production plan is designed to bring the wellfield on-line in two stages during the first year while eliminating problems expected in the wellfield and process plant and optimizing the process plant operating parameters. The production during the first year is assumed to be 75% of design.

The process plant will utilise solvent extraction technology to recover uranium from the pregnant leach solution ("**PLS**"). The uranium product will consist predominantly of uranium peroxide and will be precipitated from aqueous strip solution from solvent extraction. The uranium product will be de-watered and dried prior to packaging for transport.

A financial model for the Honeymoon Uranium Project with an annual production of 400 tpa U_3O_8 equivalent was prepared by us. Key production and financial parameters are summarized below. The project has a life of approximately seven years including the initial construction period. The actual mine life is between five and six years. The payback period is estimated to be approximately three years from the commencement of the project.

Honeymoon Uranium Project – Forecast Financial and Production Data (US$m)(1)

	Total(2)
Production (thousands of lbs)	4,476
Gross Sales	187
Less: Royalties	(8.2)
Net Sales	178.5
Total Operating Costs	(63.3)
Operating Cash Flow	115.2
Less: Income Tax	(17.2)
Project Cash Flow	**98.0**
Capital Inflow	-
Capital Expenditure	(35.9)
Cash Flow after Capital Expenditures	**62.1**

(1) Unless otherwise noted, all amounts are in millions US$ and assume a commodity price of US$46.50 per lb U_3O_8 flat over the life of the project and an exchange rate of A$1 = US$0.75.

(2) Amounts may not add up to the total because of rounding.

For the purposes of the Honeymoon Feasibility Study a recovery of 70% at a head grade of 75 ppm U_3O_8 was assumed. This is based on industry experience, including published information on acid in-situ leach projects in the former Soviet republics, which suggests that a recovery of 70% can be expected. Honeymoon laboratory tests have yielded greater

recoveries, although field leach trials did not produce definitive data on resource recovery. This level of recovery can therefore not be assumed without qualification.

The Honeymoon Uranium Project is sensitive to changes in uranium prices. A US$1 increase in the uranium price applied on a flat basis over the life of the project has a net increment of US$2 million to the NPV at a discount rate of 8% and a 2% net increment to the internal rate of return. The project is also sensitive to changes in both initial capital and operating costs. Over the life of the operation, the project will be slightly more sensitive to operating costs than capital costs. A 5% variance in the operating costs over the life of the project has approximately a US$1.7 million difference to NPV. A 5% variance in the capital costs of the project has approximately a US$1.3 million difference to NPV. The base case produces a project NPV of US$37.7 million at an 8% discount rate, and a payback period of 2.9 years.

The capital cost estimate has a predicted accuracy of ±15% and is summarized in the table below. All costs are expressed in second quarter 2005 A$ and converted into US$ at an exchange rate of A$1 = US$0.75, with no allowance for escalation, interest or financing during construction. The budget prices for major items identified in this study have been sourced in Australia; however, during the execution of the project, international and regional sources of equipment and bulk materials will be investigated.

Honeymoon Uranium Project – Estimated Capital Cost Summary

	Total (US$m)[1]
Direct Capital Costs[2]	23.61
Indirect Capital Costs[3]	4.15
Total Direct and Indirect Capital Costs	**27.76**
Owner's Capital Costs[4]	8.10
Total Capital Costs	**35.86**

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

(2) Direct capital costs include costs for leach liquor handling, solvent extraction, precipitation, yellowcake drying, reagents storage, plant services, wellfield control centres, power supply, infrastructure and general costs.

(3) Indirect capital costs include costs for engineering, procurement and construction management ("EPCM") labour, commissioning labour, EPCM and commissioning expenses, construction camp (hire and operate) and insurances, as well as a construction contingency of US$387,000 and a design contingency of US$184,181.

(4) Owner's capital costs include costs for project management, legal expenses, consultants, first fill reagents, spares, power supply to site, access roads, motor vehicles and sundry equipment, but exclude working capital and EPCM costs.

The operating cost estimate is summarized below.

Honeymoon Uranium Project – Estimated Life of Mine Operating Costs

Description	**Total (US$m)[1]**	**Operating Cost per lb produced (US$/lb)**
Salaries and Wages	16.66	3.72
Office Costs	4.77	1.07
Wellfield Costs	14.84	3.32
Treatment Plant Costs	14.39	3.21
Camp Costs	2.96	0.66
Power Costs	5.20	1.16
Site Access Maintenance	0.40	0.09
Product Shipping Costs	2.46	0.55
Contracts	0.46	0.10
Closure Costs	1.13	0.25
Total	**63.26**	**14.13**

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

Investment in Aflease Gold Limited

In January 2006, Uranium One Africa transferred all of the shares of its wholly-owned subsidiary New Kleinfontein Mining Company Limited and related subsidiaries to Sub Nigel Gold Mining Company ("**Sub Nigel**"), a JSE-listed company, in exchange for shares of Sub Nigel. This transaction resulted in Sub Nigel (subsequently renamed "Aflease Gold Limited") being held as to approximately 79.9% by SXR and as to the balance by the former Sub Nigel shareholders. As a result of subsequent issuances of shares by Aflease Gold, SXR's interest in Aflease Gold has been diluted to 71.4%. Aflease Gold has recently entered into an agreement which may result in a further significant dilution of SXR's shareholding in Aflease Gold. See "*Investment in Aflease Gold Limited - Proposed Acquisition of Shares in Randgold and Exploration Ltd.*".

Aflease Gold has a primary listing on the JSE under the symbol "AFO" and a level one ADR listing under the symbol "AFSGY". Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. Aflease Gold's principal property is the Modder East Gold Project in the East Rand area of South Africa. Aflease Gold also owns the Holfontein, New Kleinfontein, Turnbridge, UC Prospect, Sub Nigel and Spaarwater gold exploration properties in the East Rand Area, the Ventersburg gold exploration property in Free State, South Africa, and the Etendeka gold exploration property in Namibia.

Aflease Gold has recently entered into an agreement to sell an undivided 26% share of its interest in the Modder East Gold Project pursuant to a Black Economic Empowerment transaction. See "*Investment in Aflease Gold Limited - Modder East Gold Project Black Economic Empowerment Transaction*".

Modder East Gold Project, South Africa

Unless otherwise stated, the information included or incorporated by reference in this Prospectus concerning the Modder East Gold Project is derived from the technical report entitled "An Independent Technical Report on the Modder East Gold Project, Located near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006 (the "**Modder East Technical Report**"). The authors of the Modder East Technical Report are H. G. Waldeck and M. Wanless of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. The authors are independent "qualified persons" within the meaning of NI 43-101. The information included or incorporated by reference herein is also based on the assumptions, qualifications and procedures which are set out in the Modder East Technical Report. For a complete description of the assumptions, qualifications and procedures, reference should be made to the full text of the Modder East Technical Report which is available for review on SEDAR located at the following website: www.sedar.com. Alternatively, the Modder East Technical Report may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

The Modder East Gold Project is located approximately 30 km east of Johannesburg, South Africa and covers an area of approximately 4,000 hectares. The Modder East Gold Project consists of the Modder East and UC Prospect areas. The UC Prospect area is situated immediately south-west of the Modder East area.

Status of the Modder East Gold Project

Aflease Gold is able to carry out mining operations at the Modder East Gold Project under the terms of an existing "old order" mining licence (ML15/2004), which is valid until April 29, 2009 and is held by Aflease Gold's wholly-owned subsidiary, New Kleinfontein Goldmine (Proprietary) Limited ("**NKGM**"). Aflease Gold is compiling an application for conversion of its old order mining right to a "new order" mining right under the MPRDA and expects to submit that application before the end of 2006. The new order mining right, once granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

The surface rights necessary to start construction of the surface infrastructure and mine access have been secured. Aflease Gold is preparing an amendment to its existing environmental management program report for submission to the South African Department of Minerals and Energy. The amendment is required because the scope of the Modder East Gold Project has changed since the existing old order mining licence was issued. An updated environmental management program report is also an integral part of the application for "new order" mining rights. Aflease Gold has also submitted an application for a permanent water use licence.

Aflease Gold and its predecessors have completed an extensive diamond drilling program on the Modder East Gold Project area. At the time the Modder East Technical Report was prepared, a total of 69 core boreholes had been drilled on the Modder East and UC Prospect properties by Gencor (14 holes), Harmony (three holes), NKGM (three holes) and

Aflease Gold (49 holes). A total of 343 deflections have been developed within the 52 holes completed by NKGM and Aflease Gold. Although current exploration efforts have focused primarily on the Black Reef, the majority of the boreholes have been drilled through the underlying Kimberley reefs. From this sampling base, a mineral resource estimate has been prepared by consultants employed by Aflease Gold. These estimates have been based on a three dimensional block model with grades interpolated using geostatistical methods. Aflease Gold published a revised mineral resource for the Modder East Gold Project on February 13, 2006, which is set out below.

In May of 2006, Aflease Gold decided to develop the Modder East Gold Project into a mine and commenced with the initial phase of construction. In August 2006, in light of the results of the Modder East Feasibility Study referred to below, Aflease Gold approved full implementation of the project. The work completed to date includes the completion of the 40 m deep mine entrance and decline development has commenced and is proceeding according to schedule. The initial workforce has been recruited and trained and the trackless vehicles for the start-up development have been secured. The run-of-mine water dams, access roads, office and workshop site areas, control room building, change house and explosives magazines have been completed. An interim containerised workshop building has been erected. The trackless vehicle workshop and lamproom construction are in the final stages of completion. The security fencing has been completed and equipped with the necessary guard post buildings and lighting. The mine site has been linked to the municipal water and electricity reticulation, and the sewage system is in an advanced stage of completion. Mine implementation costs (excluding pre-feasibility and bankable feasibility study expenditures) on the Modder East Gold Project incurred to September 30, 2006 amount to US$2.4 million. As at September 30, 2006, outstanding commitments for implementation costs on this project amounted to US$1.6 million (based on a currency exchange rate of US$1=ZAR7.7585).

Mineral Resource and Reserve Estimates

The following tables summarize the current mineral resource and the new mineral reserve estimates audited by SRK.

Modder East Gold Project –Mineral Resource Statement as at December 31, 2005(1)(2)

	Tonnes (Mt)	Cut-off Grade (cmg/t)	Gold Grade (g/t)	Contained Gold (Moz)
Indicated				
Black Reef (BPLZ) + BF (3)	5.72	167	6.07	1.12
Channel Facies	15.20	379	1.32	0.65
Kimberley UK9a Reef	1.35	199	5.47	0.24
Kimberley UK5a Reef				
Total Indicated Resources(4)	**22.27**		**2.79**	**2.00**
Inferred				
Black Reef (BPLZ) + BF (3)	0.47	167	3.31	0.05
Channel Facies + BF				
Kimberley UK9a Reef	2.50	199	5.00	0.40
Kimberley UK5a Reef	9.70	496	1.82	0.57
Total Inferred	**12.67**		**2.50**	**1.02**

(1) The mineral resources have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral resources statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) BPLZ - Buckshot Pyrite Leader Zone; BF - Blanket Facies.

(4) Reported inclusive of mineral reserves.

Modder East Gold Project –Mineral Reserve Statement as at June 1, 2006(1)(2)

	Tonnes(3) (Mt)	Gold Grade(3)(4) (g/t)	Contained Gold (Moz)
Probable Reserves			
BPLZ Mining	5.26	5.28	0.89
Kimberley UK9a Reef	1.42	3.97	0.18
Total Probable Reserves	**6.68**	**5.00**	**1.07**

(1) Mineral reserves included in mineral resources.

(2) The mineral reserves have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral reserves statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(3) Tonnes and grade are stated on the basis of delivery to the plant.

(4) Gold price of US$430/oz (equivalent to R89,653/kg) and mining cut-off grade of 2.75g/t for the BPLZ and 3.49g/t for the UK9a.

In February 2006, we had estimated probable mineral reserves for the Modder East Gold Project to be 10.1Mt at an average grade of 4.02g/t. In the Modder East Technical Report, SRK stated that it was satisfied that the reduction in mineral reserves between that presented in the February 13, 2006 news release and in the Modder East Technical Report is reasonable and is based on a different mining philosophy which incorporates greater confidence in the geological block model, modifying factors, the level of accuracy of the feasibility study and engineering assumptions made.

Update on Recoverability

Limited bottle roll dissolution tests were conducted on channel samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex (Pty) Limited. Diagnostic leach and gravity concentration tests were conducted on bulk samples of Black Reef and UK9a Reef ores. Variability metallurgical testwork was conducted on eight Black Reef samples, six Channel Facies samples and four UK9a Kimberley Reef samples. Based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a, respectively.

Modder East Gold Project Feasibility Study

Aflease Gold completed a feasibility study in May 2006 (the "**Modder East Feasibility Study**") which was independently audited by SRK. The Modder East Feasibility Study evaluated the Modder East Gold Project as an underground mine with a CIL gold plant with a designed production capacity of 840,000 tonnes per year.

Aflease Gold plans to exploit the Black Reef at depths of 300m and UK9a Kimberley Reef at depths of between 300 and 530m below surface. The mining method selected will be a combination of trackless (off reef) and conventional mining (on reef) with the mining infrastructure placed in the footwall of the two reefs. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. Additionally a vertical ventilation shaft will be sunk and used to transport personnel in and out of the mine. The mine will be ventilated by two exhaust fans situated on two separate ventilation raise bore holes. Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining.

The Black Reef and Blanket Facies reefs are expected to be mined simultaneously. The life of the project at a depletion rate of 70 ktpm of run of mine and approximately 10 ktpm of waste development is expected to be more than ten years producing approximately 30,000 kg of gold.

The mine is expected to process 6.7 million tonnes of ore through the plant over this ten year mine life at an average mill head grade of 5.0 g/t of gold, producing approximately 948,000 ounces of gold. First production of ore (from on-reef development) is expected to occur in October 2008 with steady state production of 70 ktpm (producing an average 110,000 ounces of gold per annum) to be achieved between 2010 and 2015.

The Modder East Feasibility Study used as a base case a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00. At a real discount rate of 8%, the Modder East Gold Project is estimated to yield a NPV of US$74 million and an internal rate of return of 31%. The key results from the Modder East Feasibility Study are summarized below:

Modder East Project – Forecast Summary Results [(1)(2)]

	Total / LoM Average
RoM Tonnage (kt)	6,680
Head Grade (g/t - LoM Average)	5.0
Contained Gold (koz)	1,074
Metallurgical Recovery (%)	88
Recovered Gold (koz)	948
Gold Price (US$/oz)	629
Sales Revenue (US$m)	596
Construction Capital (US$m)	107.8
Ongoing Capital 2009-2017(US$m)	6.5
Total Capital Cost (US$m)	114.3
Operating costs (US$/tonne milled)[(2)]	30.82

(1) All amounts were determined in ZAR and converted to US$ at an exchange rate of ZAR6.585=US$1.00, the rate ruling at 1 June 2006. Amounts in the table are indicated in real terms.

(2) Includes royalties of 3% contemplated by draft legislation proposed by the government of South Africa in 2003.

It is estimated that the Modder East Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than two years from the start of on-reef development. The project is also expected to benefit from the tax shield provided by the assessed tax loss and unredeemed capital in Aflease Gold.

At the time of writing of the Modder East Feasibility Study, no indication of the sensitivity of the mineral reserve or LoM plans to commodity prices was available. The spot bid and ask prices of gold as reported in New York at the close of business on October 25, 2006, were US$587.20 / oz bid, US$588.70 ask, which is less than the estimated price of US$629 / oz used for this period in the Modder East Feasibility Study. Because the majority of our costs are in ZAR and we are required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Modder East Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation. The following tables set out the sensitivity of the NPV to changes in the discount factor and to gold prices and currency exchange rates. The base case assumed by the authors of the Modder East Technical Report is set out in boldface in each table.

Modder East Project: variation of Real NPV with discount factors

Discount Factor (%)	NPV (US$m)
0%	156.9
2%	130.2
4%	108.0
6%	89.5
8%	**74.0**
10%	64.0
12%	49.9

Modder East Gold Project Real NPV sensitivity to Gold Price and Exchange Rate at 8% discount

NPV (US$m)			Gold Price Sensitivity (US$/oz)								
			503	535	566	598	**629**	660	692	723	755
			-20%	-15%	-10%	-5%	**0%**	5%	10%	15%	20%
Exchange Rate Sensitivity (ZAR per US$)	5.597	-15%	2.8	14.8	25.9	37.6	48.5	59.4	70.9	81.6	92.3
	5.927	-10%	13.3	24.4	36.1	47.0	57.9	69.3	80.0	90.7	102.3
	6.256	-5%	21.9	33.6	44.4	55.3	66.7	77.4	88.3	99.7	110.3
	6.585	**0%**	29.9	41.1	52.0	63.3	**74.0**	85.0	96.2	106.8	117.4
	6.914	5%	37.90	47.9	59.2	70.0	80.9	92.1	102.7	113.3	123.9
	7.244	10%	43.2	54.6	65.3	76.1	87.4	98.0	108.6	119.2	129.8
	7.573	15%	48.9	60.1	70.8	82.2	92.8	103.4	114.0	124.6	135.2

The project capital expenditure is expected to be US$107.8 million, as set forth in the tables below. In addition, ongoing capital and closure costs are expected to be US$6.5 million and US$2.1 million, respectively. The following tables summarize the projected capital costs and closure costs.

Modder East Gold Project - Forecast Capital Expenditure Estimates

Capital Item[1]	Construction Capital (US$ thousands)[3]	Ongoing Capital (US$ thousands)[3]	Total Capital Requirements (US$ thousands[3])
Surface engineering	15,155	626	15,781
Capital Development	34,885	1,442	36,327
Mining equipment	8,857	366	9,223
Replacement equipment	-	2,743	2,743
Shaft sinking	9,037	373	9,410
Underground engineering	1,890	78	1,968
Process Plant[2]	19,242	795	20,037
Tailings dam	2,565	-	2,565
Pre-production costs	5,984	-	5,984
Environmental (Initial Sum)	346	-	346
Design	1,422	-	1,422
Contingencies	8,461	53	8,513
Total Modder East Capital Expenditure	**107,844**	**6,476**	**114,320**

(1) Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. Capital cost estimates for the electrical supply assume a mix of new and second hand switchgear and transformers.

(2) The capital estimate for the plant is based on the use of new equipment.

(3) The capital costs were estimated in ZAR as at January 1, 2006, and converted to US$ at ZAR6.585=US$1.00. Capital costs are indicated in real terms.

The operating costs have been prepared using zero-based costing techniques, assuming reasonable consumable consumption levels and are estimated as at January 1, 2006. The average operating cost for the life of mine of the Project is US$30.82/t of ore milled. Conversion of the capitalized development costs into an operating cost increases the average life of mine cost to US$34.29/t. In addition, the closure costs are estimated at US$2.1 million, of which US$186,000 is funded through amounts set aside in Aflease Gold's environmental rehabilitation trust.

SXR has not accepted the responsibility for funding the Modder East Gold Project or any other project of Alfease Gold. Aflease Gold has been raising funds through the sale of shares, and is expected to raise project debt financing to implement the Modder East Gold Project.

Modder East Black Economic Empowerment Transaction

On August 22, 2006, Aflease Gold entered into agreements with Micawber 400 (Proprietary) Limited ("**Micawber 400**"), a company owned by HDSAs, whereby Aflease Gold will sell to Micawber 400 an undivided 26% interest in both the assets and liabilities of its East Rand mining and exploration properties (comprising the Modder East Gold Project, UC Prospect, Turnbridge, New Kleinfontein, NKMC, Spaarwater and Holfontein projects and collectively referred to as the "**Business**"). The parties also agreed to contribute their respective interests in these assets to a joint venture and to fund the development and operation of those assets in accordance with their proportionate joint venture interests. Under the terms of a management and skills transfer agreement with the joint venture, Aflease Gold will undertake the management of the business and the joint venture, market and distribute the product(s) produced by the joint venture and assist in the transfer of skills to the HDSAs. The purchase price payable for the 26% share will be the lower of the NPV of the Business, or the 30-day weighted average traded share price of the Aflease Gold shares prior to the date Aflease Gold is notified that Micawber 400 will start repaying the purchase price. The purchase price will be held as a loan account in the records of Aflease Gold and will attract interest at international lending market rates. The loan to Micawber, plus accrued interest, will be repayable by Micawber as a first charge against the profits to which Micawber will be entitled out of the joint venture. The shareholders of Aflease Gold approved the agreements with Micawber 400 on October 11, 2006.

The agreements with Micawber 400 will provide Aflease Gold with a Black Economic Empowerment ("**BEE**") partner in compliance with the requirements of the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed under the MPRDA.

Proposed Acquisition of Shares in Randgold and Exploration Ltd.

On June 13, 2006, Aflease Gold entered into a share exchange agreement with a South African institution under which Aflease Gold will acquire, at its election, not less than 7,500,000 and not more than 13,000,000 shares of Randgold and Exploration Ltd. ("**Randgold**"). In consideration for the Randgold shares, Aflease Gold will issue from treasury on closing a number of shares equal to seven times the number of Randgold shares it elects to acquire and, on a second closing, will issue additional shares pursuant to a formula if Randgold's net asset value, when this is in due course determined, exceeds ZAR14.70 (approximately Cdn$2.29) per share. A maximum of three times the number of elected Randgold shares is issuable on such second closing if Randgold's net asset value exceeds ZAR21.00 (approximately Cdn$3.28) per share. The agreement is conditional on, among other things, JCI Limited ("**JCI**"), the principal shareholder of Randgold, confirming to Aflease Gold that the unconditionally net recoverable indebtedness of JCI and its subsidiaries to Randgold and its subsidiaries is not less than ZAR 1.1 billion (approximately Cdn$176.6 million). Closing is subject to JSE approval and to the shareholders of Aflease Gold approving a resolution increasing the company's authorized share capital. SXR has advised Aflease Gold that it intends to vote in favour of such resolution.

Completion of the share exchange transaction will increase Aflease Gold's asset base, give it additional flexibility with respect to the financing of its assets, including the Modder East Gold Project, and enhance the liquidity of its ordinary shares. While the transaction will reduce SXR's interest in Aflease Gold, SXR will continue to own a majority of Aflease Gold's issued ordinary shares. The acquisition will give Aflease Gold an equity interest in Randgold of between 10.0% and 17.4%, which will complement SXR's existing 11.6% interest in Randgold. The combined stake in Randgold is expected to enable the two companies to play a significant role in facilitating a resolution of the current claims between Randgold and JCI, with the aim of securing full value for the shareholders of Randgold, whether through a distribution of JCI's assets or otherwise. If completed, this transaction would result in the interest of Uranium One Africa Limited in Aflease Gold Limited being decreased to between 60.0% and 64.4%.

Randgold was suspended from the JSE and NASDAQ in 2005 and remains suspended. A forensic investigation into its affairs was commenced, which has led to litigation recently being commenced between Randgold and JCI. In light of these developments, SXR wrote off its Randgold investment in December 2005. Randgold, however, continues to own a portfolio of mineral rights and investments in mining and mineral exploration companies, including a 3.5% interest in Western Areas Ltd., which holds a 50% joint venture interest in the South Deep gold mine in South Africa. JCI's assets include a 24.9% interest in Western Areas Ltd.

CHANGES TO CONSOLIDATED CAPITALIZATION

The following table sets out our consolidated share and loan capital as at December 31, 2005 and June 30, 2006, including the expected effect of the offering of the Offered Shares on our share capital. This table should be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2005 and our unaudited interim consolidated financial statements for the six month period ended June 30, 2006, each incorporated by reference in this Prospectus.

Designation of Security	Amount Authorized	Outstanding as at December 31, 2005	Outstanding as at June 30, 2006	Outstanding as at June 30, 2006 after giving effect to the Offering
Common Shares	Unlimited	US$216,123,000 (89,103,814 shares)	US$358,253,000(1) (111,989,843 shares)	US$485,129,746(1)(2) (130,089,843 shares)
Short Term Loan(3)	N/A	US$993,000	US$428,000	US$428,000

(1) Excludes Common Shares that may be issued upon the exercise of the Over-Allotment Option and any other options, warrants or other rights to purchase Common Shares. As at June 30, 2006, SXR had a number of options and warrants outstanding which could result in the issuance of up to 12,864,962 additional Common Shares. If the Over-Allotment Option is exercised in full, this figure will be increased by an additional 2,715,000 Common Shares and Cdn$22,534,500 (approximately US$20,033,170).

(2) This assumes that an aggregate of 18,100,000 Offered Shares are sold under the Offering. The net proceeds of the Offering, after deducting fees to the Underwriters of Cdn$7,511,500 but before deducting the estimated expenses of the Offering of Cdn$750,000, will be

approximately Cdn$142,718,500 or approximately US$126,876,746 at the noon rate of exchange of Cdn$1.00 equals US$0.889 on October 25, 2006, as reported by the Bank of Canada.

(3) This represents the draw-downs on a credit facility made available by Nedcor Securities in connection with Uranium One Africa's investment in shares of Randgold. The loan bears interest in ZAR at 7.75% per annum, and has no fixed repayment terms.

SUMMARY FINANCIAL INFORMATION

The reverse take-over of SXR by Uranium One Africa (then known as Aflease Gold and Uranium Resources Limited), which was completed on December 8, 2005, was accounted for by the purchase method pursuant to Canadian generally accepted accounting principles. As a result, the comparative information contained in the Annual Financial Statements and the Interim Financial Statements therefore represent the financial position and results of operations of Uranium One Africa. The results of operations of SXR (then known as Southern Cross Resources Inc.) were included in the consolidated statements of operations and deficit and cash flows in the Annual Financial Statements with effect from December 9, 2005. The consolidated balance sheet at December 31, 2005 represents the financial position of the entire Company on a consolidated basis.

In order to provide more meaningful disclosure of comparative financial information, the table below provides selected financial data for the periods covered in the Annual Financial Statements and the Interim Financial Statements and pro forma comparative information for the corresponding comparative periods giving effect to the business combination of SXR and Uranium One Africa as if it had taken place at the beginning of such comparative periods. The figures presented below for the periods ended June 30, 2005 and December 31, 2004 are based on the pro forma consolidated statements of loss of the combined entity prepared in connection with the special meeting of the shareholders of SXR held on November 22, 2005 to approve the business combination. The figures below have not been combined in accordance with Canadian generally accepted accounting principles and are for illustrative purposes only. Investors are cautioned that the figures below may not be indicative of the results that would have been achieved had SXR and Uranium One Africa been combined for the periods presented.

Comparative Financial Results

	Six Months Ended June 30, 2006 (unaudited)	Year Ended December 31, 2005 (audited)	Six Months Ended June 30, 2005 (pro forma)	Year ended December 31, 2004 (pro forma)
	(thousands of US$)(1)			
Revenue				
Gold sales	1,942	2,730	-	1,892
Interest income	2,302	1,065	223	477
Other income	389	770	63	658
Total revenues	4,633	4,565	286	3,028
Net loss	(21,873)	(41,740)	(8,487)	(17,692)
Net loss per share - basic and diluted(2)	(20.77)	(58.67)	(0.11)	(0.32)

(1) The pro forma consolidated statements of loss were originally prepared in Cdn$. The pro forma results for each period have been converted into U.S. dollars at the average exchange rate for such period.

(2) Loss per share is reported in cents.

Pro forma financial statements were not prepared for the year ended December 31, 2005. In order to provide more meaningful disclosure of the financial results of SXR and Uranium One Africa during that financial year, the tables below set forth selected financial data for each of SXR and Uranium One Africa separately for the periods indicated prior to the business combination. During the year ended December 31, 2005, in accordance with the rules of the JSE applicable to developmental companies, Uranium One Africa prepared half-yearly, and not quarterly, interim financial statements, except that quarterly information was prepared for the quarters ended June 30, 2005 and 2004 for the purpose of the financial statements incorporated into the SXR management information circular dated October 20, 2005, for the meeting of SXR shareholders called to consider the business combination of SXR with Uranium One Africa. Information for Uranium One Africa is accordingly presented for the three month and six month periods ended June 30, 2005 and 2004 and for the six month periods ended December 31, 2005 and 2004 as it is impracticable to present quarterly, interim financial information for the other quarters. The financial data presented for Uranium One Africa is

derived from Uranium One Africa's unaudited financial statements, which were prepared in accordance with Canadian generally accepted accounting principles. The financial data presented for SXR before the business combination is derived from SXR's unaudited financial statements, which were prepared in accordance with Canadian generally accepted accounting principles. Had those financial results been audited, they may have varied from those presented below and the variance may have been material.

Summary of Financial Results for SXR before the Business Combination

SXR	Three Months Ended					
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(thousands of US$)[1]					
Revenues[2]	75.1	62.3	56.2	49.7	60.7	59.9
Net loss	(975.1)	(834.9)	(629.0)	(2,114.5)	(272.7)	(597.9)
Net loss per share - basic and diluted[3] [4]	(0.02)	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)

(1) The financial results of SXR before the business combination were originally reported in Canadian dollars. The results for each quarter have been converted into U.S. dollars at the average exchange rate for the quarter.

(2) Interest income and other income. SXR did not have revenues from mineral sales during the periods in question.

(3) Net loss per share was calculated before the 5:1 consolidation of SXR's issued and outstanding shares that was carried out shortly before the business combination of SXR and Uranium One Africa.

(4) Net loss per share is reported in cents.

Summary of Financial Results for Uranium One Africa before the Business Combination

Uranium One Africa	Six Months Ended		Three Months Ended	Six Months Ended		Three Months Ended
	December 31, 2005	June 30, 2005	June 30, 2005	December 31, 2004	June 30, 2004	June 30, 2004
	(thousands of US$)					
Total gold sales	2,730	-	-	250	1,642	410
Sundry income	742	28	28	85	524	262
Loss from operations	(20,404)	(6,850)	(3,946)	(8,256)	(3,145)	(1,914)
Net loss	(34,701)	(7,039)	(3,278)	(10,757)	(4,006)	(2,529)
Net loss per share - basic and diluted[1][2]	(48.78)	(11.32)	(5.27)	(24.64)	(10.45)	(6.26)

(1) Net loss per share was calculated after adjusting the number of shares issued and outstanding by a consolidation ratio of 5:1 to match the 5:1 consolidation carried out by SXR before its merger with Uranium One Africa.

(2) Net loss per share is reported in cents.

PLAN OF DISTRIBUTION

Under an agreement (the "**Underwriting Agreement**") dated as of October 16, 2006 between SXR and the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, 18,100,000 Offered Shares at the Offering Price, payable in cash (net of commission to the Underwriters) to us against delivery of the Offered Shares. The Company has also granted to the Underwriters an over-allotment option to purchase up to an additional 2,715,000 Common Shares (the "**Over-Allotment Option**") at the Offering Price, exercisable for a period of 30 days from (and including) the Closing Date. The Offering Price of the Offered Shares has been determined by negotiation between us and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

We have agreed not to issue any Common Shares or financial instruments convertible or exercisable into Common Shares (other than for purposes of directors', officers' or employee stock options or other share plans, including

employee stock purchase plan deduction, or other outstanding rights as at the date of the Underwriting Agreement, or additional directors', officers' or employee stock options or as required pursuant to agreements entered into by us and publicly disclosed, prior to the date of the Underwriting Agreement) for a period of 90 days from Closing without the prior written consent of BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters, such consent not to be unreasonably withheld.

The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to our fulfilling all of the requirements of the TSX by January 15, 2007. We have also applied to list the Offered Shares on the JSE. Listing will be subject to our fulfilling all of the listing requirements of the JSE.

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in Canada that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Offered Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Offered Shares and we may sell Offered Shares in transactions that comply with the exemption from registration under the 1933 Act provided by Rule 144A under the 1933 Act. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Offered Shares as part of their distribution. The Underwriters have further agreed that all offers and sales of the Offered Shares will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder. Offered Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Offered Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

USE OF PROCEEDS

The estimated net proceeds to us from the sale of the Offered Shares will be Cdn$142,718,500 (approximately US$126,876,746) after deducting the commission to the Underwriters but before deducting the expenses of the offering. The estimated net proceeds are expected to be used as follows:

	Cdn$	US$[(1)]
Honeymoon Uranium Project - construction of mine and related facilities	45,000,000	40,005,000
Dominion Uranium Project - completion of mine and related facilities and working capital[(2)]	45,000,000	40,005,000
Exploration activities	10,000,000	8,890,000
General corporate purposes, including refinancing some or all of Uranium One Africa's credit facility with Nedcor Securities	41,968,500	37,309,996
Estimated expenses of the offering (excluding Underwriters' fees)	750,000	660,750
Total	**142,718,500**	**126,876,746**

(1) All amounts are converted into U.S. dollars using the noon rate of exchange of Cdn$1.00 = US$0.889 in effect on October 26, 2006, as reported by the Bank of Canada.

(2) The estimated capital cost for the construction of the Dominion uranium mine and related facilities is US$141 million. We anticipate carrying out a project debt financing in the first quarter of 2007 to raise the balance of the funds needed for this purpose.

In the event that the Over-Allotment Option is exercised, the additional estimated net proceeds of Cdn$21,407,775 from the exercise of the Over-Allotment Option will be allocated to general corporate purposes, including to fund exploration programs and potential future acquisitions consistent with our acquisition and growth strategy.

We intend to spend the funds available to us as stated in this Prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

DESCRIPTION OF SECURITIES BEING OFFERED

All of our Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of our Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at such meetings. Each of our Common Shares carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of SXR or other distribution of our assets, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on our dividend policy, see "*Dividends*" in the AIF incorporated herein by reference.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario, who report that they are independent of SXR in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. KPMG LLP, Chartered Accountants, Toronto, Ontario, audited the financial statements of SXR (then known as Southern Cross Resources Inc.) for the year ended December 31, 2004, and report that they are independent of SXR in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

The registrar and transfer agent of our Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

LEGAL MATTERS

Other than as disclosed in this Prospectus and the documents incorporated herein, there are no material pending legal proceedings to which we are or are likely to be a party or of which any of our subsidiaries or properties are or are likely to be the subject.

Certain legal matters relating to this offering have been and will be passed upon on our behalf by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Stikeman Elliott LLP. As at the date hereof, the partners and associates, as a group of each of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP own less than 1% of the outstanding Common Shares.

MATERIAL CONTRACTS

In addition to the material contracts disclosed in the Annual Information Form, the following contracts are material to us and were entered into before the date of this Prospectus and are still in effect as of the date of this Prospectus:

1. The share exchange agreement among Aflease Gold Limited, Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited dated June 13, 2006, which is described under "Investment in Aflease Gold Limited - Proposed Acquisition of Shares in Randgold and Exploration Ltd.".

Our material contracts are available for review on SEDAR located at the following website: www.sedar.com. Alternatively, they may be inspected during normal business hours at our offices in Toronto, during the period and at the address set out on the cover page of this Prospectus.

INTERESTS OF EXPERTS

To the extent not disclosed herein or in the AIF under "*Interests of Experts*", the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in the Prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) Dr. M. Harley and A. J. McDonald of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical reports titled "Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa", dated January 3, 2006 as amended February 14, 2006.

(b) Peter Stoker of Hackchester Pty Ltd. prepared the independent technical report titled "Report to Southern Cross Resources Australia Pty Ltd., Honeymoon Project Mineral Resources Documentation Summaries 2001", dated April 24, 2002.

(c) K. F. Bampton of Ore Reserve Evaluation Services prepared the independent technical report titled "Technical Report to Southern Cross Resources Inc., Goulds Dam Uranium Deposit, North Eastern South Australia, Resource Estimate based on 2004 Drilling Programme", dated April 4, 2005.

(d) H. G. Waldeck and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic Of South Africa", dated September 1, 2005 as amended October 20, 2005.

(e) H. G. Waldeck and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Western Mining Assets, Located Near Klerksdorp, North West Province, of Aflease Gold & Uranium Resources Limited, Republic Of South Africa", dated September 1, 2005 as amended October 20, 2005.

(f) Ausenco Limited prepared the cost and engineering study titled "Honeymoon Uranium Project, 400 tpa Feasibility Study Report" dated October 26, 2004.

(g) Dr. M. Harley and Roger Dixon of SRK prepared the independent technical report titled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 and amended on October 26, 2006.

(h) Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia, and Kenneth F. Bampton of Ore Reserve Evaluation Services prepared the independent technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006.

(i) H. G. Waldeck, M. Wanless and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006.

Based on information provided by the relevant persons, and except as otherwise disclosed herein, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company.

RISK FACTORS

We are engaged in mining, development and exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our various properties. An investment in our Common Shares should be considered a highly speculative investment due to the nature of our business. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors set out below and under the heading "*Description of the Business - Risk Factors*" contained in the AIF incorporated herein by reference prior to making an investment in us. Should any of these risks occur, actual future events and our actual future financial results could differ materially from those described in forward-looking statements, which could cause investors to lose part or all of their investment in our Common Shares. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently considers immaterial, may also adversely impact the Company's business, operations, financial results or prospects, should any such other events occur.

Risks related to our Business and Operations

Our exploration activities and current and future mining operations are, and will be, subject to operational risks and hazards inherent to the mining industry

Our business is subject to a number of inherent risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations or the implementation of new laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. We cannot provide any assurance that any of the foregoing will not occur, and will not result in damage to, or destruction of, our properties and assets, personal injury or death, environmental damage, delays in or interruption of or cessation of production from our mines or impairment of our exploration or development activities, which could result in unforeseen costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on our future cash flows, earnings, results of operations, financial condition and prospects.

Our insurance coverage does not cover all of our potential losses, liabilities and damage related to our business, and certain risks are uninsured or insurable

While we may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and

require significant capital outlays, adversely affecting our future earnings and competitive position and potentially our financial condition and results of operations.

Economic extraction of minerals from uranium or gold deposits may not be commercially viable

Whether a uranium or gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in our not being able to economically extract minerals from any identified mineral resource.

Our mineral resources and mineral reserves are estimates only

The figures presented for both mineral resources and mineral reserves in this Prospectus and the documents incorporated by reference herein are only estimates. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate and the actual deposits encountered may differ materially from our estimates.

Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in uranium or gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for uranium or gold, increased production costs or reduced recovery rates or other factors may render our present reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any resource estimate will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

We cannot provide assurance that future mineral production estimates will be achieved

Estimates of future production for our mining operations as a whole are derived from our mining plans. These estimates are subject to change. We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, results of operation, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

- actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;
- mining dilution;
- pit wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
- encountering unusual or unexpected geological conditions;

- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;
- strikes and other actions by labour at unionized locations;
- regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

No assurance can be given that estimates of commodity prices and exchange rates used in feasibility studies will actually be realized

The spot bid and ask prices of gold as reported in New York at the close of business on October 25, 2006, were US$587.20/oz bid, US$588.70/oz ask, which is less than the estimated price of US$629/oz used for this period in the Dominion Feasibility Study. Because the majority of our costs are in ZAR and we are required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Dominion Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation. The estimates of gold and uranium prices and the currency exchange rates used in the Dominion Technical Report, the Modder East Technical Report and the Honeymoon Technical Report are based on conditions prevailing at the time of writing of such reports. These conditions can change significantly over relatively short periods of time and, as such, there can be no assurance that the estimates of gold and uranium prices and currency exchange rates used in the above-named reports will actually be realized. Changes in the gold and uranium prices and currency exchange rates could have a significant impact on the viability of our mineral projects. Please refer to the sensitivity analyses for each project set out in the above-mentioned reports, which are summarized in this Prospectus, that set out the impact of varying commodity prices and exchange rates on the net present value of the projects in question.

Mineral exploration activities are highly speculative in nature and may not be successful

Exploration for uranium and gold involves many risks and uncertainties and success in exploration is dependent on a number of factors including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Major expenses may be required to establish mineral reserves by drilling, constructing mining or processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. The Company cannot give any assurance that its future exploration efforts will result in any new economically viable mining operations or yield new reserves or resources to replace or expand current reserves or resources.

The development of any of our projects into commercially viable mines cannot be assured

Our principal projects, the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project, are development projects, and have limited or no operating histories upon which to base estimates of future commercial viability. Feasibility studies to determine the economic viability of these deposits have been completed and the decision has been made to proceed with development of each of these projects into mines. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future uranium and gold prices. Estimates of mineral resources and mineral reserves are, to a large extent, based upon the interpretation of geological data obtained from drillholes and other sampling techniques and feasibility studies. Capital and operating cost estimates are based on many factors, including the estimated mineral resources and mineral reserves, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of uranium or gold from the ore, comparable facility and equipment operating costs, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and is

subject to material changes. As a result, it is possible that the actual capital costs, operating costs and economic returns of any proposed mine may differ from those estimated and such differences could have a material adverse effect on the our business, financial condition, results of operations and prospects, or could result in a determination not to proceed with the development of a project into a mine. There can also be no assurance that we will be able to complete the development of our mineral projects, or any of them, at all, or on time, or to budget, due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licences), the need to amend existing consents, permits and licences, changes in development plans, the delivery and installation of plant and equipment and cost overruns. In addition, our current personnel, systems, procedures and controls may not be adequate to support the development of our projects into commercially viable mines.

Title to mineral rights cannot be assured

We have investigated our rights to explore and extract minerals from all of our material projects and, to the best of our knowledge, those rights are in good standing. No assurance can be given, however, that we will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to us, or that governments in the jurisdictions in which we operate will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Although we are not currently aware of any existing title uncertainties with respect to any of our material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on our business, future cash flows, earnings, results of operations and financial condition.

Our mineral rights and projects in South Africa are required to be converted to comply with the MPRDA, or a new application for mineral rights must be made under the MPRDA, or where an application was pending under the prior legislation, the application will be considered under the MPRDA. The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to our mineral rights in South Africa which could stop, materially delay or restrict us from proceeding with our exploration activities or any development activities or mining operations.

The MPRDA requires companies, including us, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate.

If we do not comply with the MPRDA or if our mineral rights are not converted under the MPRDA, we may be, materially delayed or restricted from proceeding with our exploration activities, with the development of future mines and with our mining operations.

The MPRDA also introduced a broad based socio-economic charter, the Mining Charter, that sets out a framework, targets and timetable for affecting the entry of HDSAs into the mining industry in South Africa. The implementation and administration of the Mining Charter is in its infancy and the long term implications for mining companies, including us, are still unfolding. We have entered into agreements to sell to our BEE partners an undivided 26% interest in the Dominion Uranium Project and Aflease Gold has entered into agreements to sell to its BEE Partners an undivided 26% interest in the Modder East Gold Project in accordance with the MPRDA and the Mining Charter. While we have a BEE strategy, no assurance can be given that we will be able to achieve the objectives of the Mining Charter going forward. Furthermore, no assurance can be given that our ownership interests in the Dominion Uranium Project and Aflease Gold's ownership interests in the Modder East Gold Project will not change materially, or that the extent and composition of our and their respective BEE partners will not change from time to time. In addition, until the BEE partners have paid for their share of our assets and Aflease Gold's assets, we and Aflease Gold will be required to lend to them their proportionate share of the funding requirements of the Dominion Uranium Project and the Modder East Gold Project, which may have a negative impact on our financial condition, cash flows and prospects.

We may not be able to successfully compete for new mineral properties

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where we are currently active, and contemplating expanding our operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial technical and financial capabilities and long earnings records. We may be at a competitive disadvantage in acquiring attractive mining properties as many of our competitors have greater financial resources and larger technical staffs. Accordingly, there can be no assurance that we will be able to compete successfully with others in acquiring new mineral properties.

We cannot ensure that future acquisitions will be successfully integrated in the Company; future acquisitions may be dilutive

We evaluate from time to time opportunities to acquire uranium and gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Success in our acquisition activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with our current operations.

Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption to our ongoing business; the inability of management to maximize our financial and strategic position through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of our present shareholders or of our interest in our subsidiaries as a result of the issuance of shares to pay for acquisitions; and the potential unknown liabilities associated with acquired assets and businesses.

We can provide no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions and our pursuit of any future acquisitions may accordingly have a material adverse effect on our business, results of operations, financial condition, cash flows and liquidity.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Aflease Gold has entered into a share exchange agreement whereby it may acquire shares of Randgold and Exploration Ltd. in consideration for issuing shares of Aflease Gold. If completed, this transaction would result in the interest of Uranium One Africa Limited in Aflease Gold Limited being decreased to between 60.0% and 64.4%. See "*Investment in Aflease Gold Limited - Proposed Acquisition of Shares in Randgold and Exploration Ltd.*"

The international uranium industry is competitive

The international uranium industry is highly competitive. We intend to market uranium to utilities in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond our control and may affect the supply of uranium available to the market.

Uranium may not be able to compete successfully with other energy sources; the public may not accept nuclear energy as an alternative energy source

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear

reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on the Company.

Our projects are volatile and sensitive to changes in the price of gold and uranium

Our future revenues will be directly related to the prices of uranium and gold as our revenues will be derived from uranium and gold mining.

Uranium prices are and will continue to be affected by numerous factors beyond our control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other former Soviet republics; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and former Soviet republics, Africa and Australia.

The gold price is subject to volatile price movements over time and is affected by numerous factors beyond our control including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions in major gold producing regions. The effect of these factors, individually or in the aggregate, is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to rapid short-term changes because of speculative activities.

If, after the commencement of commercial production, uranium or gold prices fall below the costs of production at our mines for any sustained period of time, it may not be economically feasible to continue production at such mines. This would materially and adversely affect mineral production, our profitability and our results of operation and financial condition. A decline in uranium or gold prices may also require us to write down mineral reserves and mineral resources, which would have a material adverse effect on our earnings and profitability.

Our hedging activities may not be successful

We currently do not hedge or forward sell any of our future uranium or gold production (except for a portion of the future uranium production from the Honeymoon Uranium Project) but may engage in hedging activities in the future. Hedging activities are intended to protect us from the fluctuations of the price of uranium or gold and to minimize the effect of declines in uranium or gold prices on results of operations for a period of time. Although hedging activities may protect us against lower uranium or gold prices, they may also limit the price that can be realized on uranium or gold that is subject to forward sales and call options where the market price of uranium or gold exceeds the uranium or gold price in a forward sale or call option contract.

While we currently do not hedge or forward sell any of our future uranium or gold production (except for a portion of our future uranium production from the Honeymoon Uranium Project), should circumstances in future so warrant (including to obtain debt financing), we may hedge, or forward sell, future production. See "*Description of the Business - General - Principal Products*" in the AIF.

Environment, health and safety regulations may adversely impact our business

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. In addition, the uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses but also to additional risks uniquely associated with uranium mining and milling. We are required to obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation and other bonding requirements under federal, state, provincial or local air, water quality and mine reclamation rules and permits. Although we make provision for reclamation costs, there is no assurance that these provisions will be adequate to discharge our obligations for these costs. Environmental and employee health and safety laws and regulations have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at our projects could have a material adverse effect on the our financial condition, cash flows or results of operations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. We can provide no assurance that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with

current and future environmental and health and safety laws and permits will not adversely affect our business, results of operations, financial condition, or prospects.

Government regulation may have an adverse effect on our exploration, development and mining operations

Our current and future mining operations and exploration and development activities, particularly uranium mining, processing, sale and transport in South Africa and Australia, are subject to laws and regulations governing worker health and safety, employment standards, mine development, mine safety, exports, imports, taxes and royalties, waste disposal, toxic substances, land claims of indigenous peoples, protection and remediation of the environment, mine decommissioning and reclamation, transportation safety and emergency response and other matters. Each jurisdiction in which we have properties regulates mining activities. It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of our existing permits, licences and approvals applicable to us or our projects, which could have a material and adverse impact on our current mining operations or planned development projects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies, and any change in these regulations or policies may have a negative impact on our business or financial condition.

Mineral exploration and the development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending on the location of the project, involve multiple governmental agencies. The receipt, duration, amendment or renewal of such approvals, licences and permits are subject to many variables outside of our control, including potential legal challenges from various stakeholders such as environmental groups, non-governmental organizations, aboriginal groups or other claimants. The costs and delays associated with obtaining necessary approvals, licences and permits and complying with these approvals, licences and permits and applicable laws and regulations could stop or materially delay or us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or approvals, licences or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations, or material fines, penalties or other liabilities.

Where required, obtaining necessary permits to conduct exploration or mining operations can be a complex and time consuming process and we cannot assure whether any necessary permits will be obtainable on acceptable terms, in a timely manner or at all. It is not possible to guarantee compliance with BEE legislation required under the MPRDA as described elsewhere in this Prospectus. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict us from proceeding with exploration activities or with exploration or development activities or future mining operations. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or restriction of exploration activities, development or mining operations or fines, penalties or other liabilities.

Aflease Gold is preparing an amendment to its existing environmental management program report on the Modder East Gold Project, which is required since the scope of the project has changed since the time the original old order mining licence for this project was issued. There can be no assurance that the South African Department of Minerals and Energy will approve the amendment to the environmental management program report in a timely manner or at all. Failure to obtain such approval would jeopardize Aflease Gold's right to develop a mine on the Modder East Gold Project and its ability to have its old order mining licence for the project converted into a new order mining right. In the meantime, Aflease Gold is continuing with mine development activities at the Modder East Gold Project. If the environmental management program report amendment is not approved, there is a risk that Aflease Gold could be required to modify or suspend such activities.

The impact of the South African Royalty Bill is not presently known

In 2003, the South African government presented the South African Parliament with the Royalty Bill, which proposed a royalty payable to the South African government for uranium and gold production at rates of 2% and 3% of revenues from the sale of uranium and gold, respectively. In September 2006 the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide (yellowcake). The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting

from the Royalty Bill will contain and what the effect of any resulting legislation will be. The original royalty rates of 2% and 3% were incorporated into the evaluations of the Dominion Uranium Project and the Modder East Gold Project.

Our business is subject to the risks associated with operations in foreign jurisdictions

We conduct exploration, development and mining operations outside of Canada - currently in Australia and South Africa and we may in future operate in other countries in Africa and elsewhere. Our foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on our future cash flows, earnings, results of operations, financial condition and prospects. Risks include, among others, labour disputes, arbitrary invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual obligations, foreign taxation, delays in obtaining or the inability to obtain necessary government permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, foreign exchange controls, currency devaluations, import and export regulations including limitations on uranium or gold exports, instability due to economic underdevelopment, inadequate infrastructure and increased financing costs. In addition, we may face disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. These risks may disrupt or limit our operations, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

There can be no assurance that industries deemed to be of national or strategic importance like mineral production, and in particular uranium mining, will not be nationalized. Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

In relation to South Africa, a number of economic and social issues exist which may increase certain of the risks faced by us. The South African government is facing economic and political issues, such as employment creation, black economic empowerment and land redistribution, and social issues, including crime, corruption, poverty and HIV/AIDS, all of which may impact our South African operations. While the government is adopting measures to address these matters, there is no assurance that the government will not implement changes in laws, regulations and policies on these and other matters such as foreign investment, industrial relations and land tenure which could have a material and adverse effect on our cash flow, results of operations and financial condition. In particular, HIV/AIDS is a major health care issue in South Africa. A portion of our South African workforce is believed to be infected by HIV/AIDS. We will be implementing an HIV/AIDS awareness and prevention program for our employees and local communities. It is not possible to determine with certainty the future costs that we may incur in dealing with HIV/AIDS. If, however, the infection rate continues to rise, costs associated with treatment and employee retraining may also increase, affecting our cash flow, results of operations, and financial condition.

We depend significantly on our key personnel

We are dependent on the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on our business and operations. We do not currently have key-person insurance on these individuals.

Certain of our directors and officers may have potential conflicts of interest

SXR owns approximately 71.4% of the voting securities of Aflease Gold. Three of SXR's executive officers, Neal Froneman (who is also a director of SXR), Jean Nortier and Robert van Niekerk, are directors and officers of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to SXR, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Company will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral

Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

Risks Related to Financial Matters

We have had a history of operating losses and we can provide no assurance that we will ever be profitable

We and our predecessors have sustained operating losses during recent fiscal years. We expect to continue to sustain operating losses in the future and we cannot provide any assurance that we will ever be profitable.

We will require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us

The development and ongoing operation of mines requires a substantial amount of capital prior to the commencement of, and in connection with, the production of uranium and gold. Such capital requirements relate to the costs of, among other things, acquiring mining rights and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of a deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment and complying with financial assurance requirements established by various regulatory agencies for the future restoration and reclamation activities for each project. We will accordingly have further capital requirements as we proceed to expand our present mining activities and operations or to take advantage of opportunities for acquisitions. There can be no assurance that we will be able to obtain necessary financing in a timely manner or on acceptable terms, if at all.

Currency fluctuations may affect our financial performance

Currency fluctuations may affect the costs that we incurs at our operations, which may adversely effect our cash flows, results of operation and financial condition. Uranium and gold are sold throughout the world principally on a U.S. dollar price but the majority of our expenditures are incurred in non-U.S. dollar currencies, including South African Rand, Australian dollars and Canadian dollars. The appreciation of non-U.S. dollar currencies in those countries where we have exploration and mining activities would increase the costs of uranium and gold production at such operations which could materially and adversely affect our profitability, results of operations and financial condition. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Risks Related to Our Common Shares and This Offering

Shareholders' interest in us may be diluted in the future

We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

We may issue additional Common Shares in the future pursuant to the proposed acquisitions described in this Prospectus and on the exercise of our outstanding stock options and warrants.

Sales of substantial amounts of our Common Shares, or the availability of such Common Shares for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of new Common Shares should we desire to do so.

The market price for our Common Shares cannot be assured

Securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuation will not affect the price of our securities after this offering, and the market price of our Common Shares may decline below the public offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the Offering Price.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in

substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not intend to pay dividends in the foreseeable future

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We may use the proceeds of this offering for purposes other than those set out in this Prospectus

We currently intend to allocate the net proceeds we will receive from this offering as described under "*Use of Proceeds*" in this Prospectus. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in "*Use of Proceeds*" if we believe it would be in our best interests to do so as circumstances change. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

These risks, including those incorporated by reference, should be considered in the context of our business which is described under "General Development of the Business" and "Description of the Business" in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms that appear in this Prospectus:

"Au"	Gold.
"CIL"	Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then absorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold is removed from the carbon.
"CIM Standards"	The Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.
"cm"	Centimetres.
"cmg/t"	Centimetre-grams per metric tonne (measure of metal accumulation).
"cmkg/t"	Centimetre-kilograms per metric tonne (measure of metal accumulation).

"dip"	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
"fault"	A surface or zone of rock fracture along which there has been displacement, from a few centimetres to a few kilometres in scale.
"fire assay"	A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (e.g. gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.
"g/t"	Grams per metric tonne.
"kg"	Kilograms.
"kg/t"	Kilograms per metric tonne.
"km"	Kilometre.
"km²"	Square kilometres.
"Klb"	Thousand pounds.
"koz"	Thousand Troy ounces.
"kt"	Thousand metric tonnes.
"ktpm"	Thousand metric tonnes per month.
"lb"	Pound, approximately 454 grams.
"m"	Metres.
"m²"	Square metres.
"m³"	Cubic metres.
"mill"	A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
"mm"	Millimetres.
"Moz"	Million Troy ounces
"Mt"	Million metric tonnes.
"NI 43-101"	National Instrument 43-101 *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators.
"NPV"	Net Present Value.
"ounce" or "oz"	Troy ounce, equal to approximately 31.103 grams.
"ppm"	Parts per million.
"SAMREC"	The South African Code for Reporting of Mineral Resources and Mineral Reserves.
"strike"	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

"t"	Metric tonne.
"tpa"	Tonnes per annum (year).
"U_3O_8"	Uranium oxide.
"US$/lb"	United States dollars per pound.
"US$/t"	United States dollars per metric tonne.
"US$m"	Million United States dollars.

AUDITORS' CONSENT

We have read the short form prospectus of sxr Uranium One Inc. ("**SXR**" or the "**Company**") dated October 26, 2006 relating to the distribution of 18,100,000 common shares of SXR. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, as incorporated by reference, in the above-mentioned prospectus of our report to the shareholders of SXR on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficits and cash flows for each of the years ended December 31, 2005 and 2004. Our report is dated March 23, 2006.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
October 26, 2006

AUDITORS' CONSENT

We have read the short-form prospectus dated October 26, 2006 relating to the sale and issue of 18,100,000 common shares of sxr Uranium One Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the shareholders on the consolidated balance sheet of Southern Cross Resources Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004. Our report is dated February 3, 2005.

KPMG LLP

Chartered Accountants
Toronto, Canada
October 26, 2006

CERTIFICATE OF THE COMPANY

DATED: October 26, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, this simplified prospectus together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Neal Froneman
President, Chief Executive Officer, and Director

(Signed) D. Jean Nortier
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Andrew Adams
Director

(Signed) Terry MacGibbon
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: October 26, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) Jason Neal

CANACCORD CAPITAL CORPORATION	**GMP SECURITIES L.P.**	**ORION SECURITIES INC.**	**SPROTT SECURITIES INC.**
By: (Signed) Ali Pejman	By: (Signed) Mark Wellings	By:(Signed) Douglas Bell	By: (Signed) Darren Wallace

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) William Washington

RAYMOND JAMES LTD.

By: (Signed) John M. Murphy

TOLL CROSS SECURITIES INC.

By: (Signed) Mark Ashcroft

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
November 10, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 814 3220

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island

We refer to the short form prospectus of **sxr Uranium One Inc.** (the "Company") dated October 26, 2006 relating to the distribution of 18,100,000 common shares of the Company.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated March 23, 2006 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005 and 2004.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario, Canada
October 26, 2006

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re: sxr Uranium One Inc. (the "Company")

We refer to the short-form prospectus dated October 26, 2006 relating to the sale and issue of 18,100,000 common shares of the Company.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated February 3, 2005 to the shareholders of Southern Cross Resources Inc. ("Southern Cross") on the following financial statements:

Consolidated balance sheet as at December 31, 2004;

Consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
October 26, 2006

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

Bozidar Crnatovic
Direct 416 868 3477
bcrnatovic@tor.fasken.com

October 26, 2006
File No.: 266242.00003

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Authorité des marchés financiers

Dear Sirs/Mesdames:

Re: sxr Uranium One Inc. - Final Short Form Prospectus

We refer to the final short form prospectus of sxr Uranium One Inc. (the "Corporation") dated October 26, 2006 (the "Prospectus"). As legal counsel to the Corporation, we hereby consent to the use of our firm's name on page 2 of the Prospectus and under the headings "Eligibility for Investment" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

(signed)Bozidar Crnatovic

BC

DM_TOR/266242-00003/2049513.1

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

October 26, 2006

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

Re: SXR Uranium One Inc. (the "Issuer")

We hereby consent to being named under the heading "Legal Matters" and to the use of our opinion under the heading "Eligibility for Investment" in the prospectus of the Issuer dated October 26, 2006 relating to the offering of common shares of the Issuer (the "**Prospectus**").

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion or that is within our knowledge as a result of services we performed in connection with such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon by any other person or entity for any other purpose.

Yours very truly,

(signed) Stikeman Elliott LLP

TORONTO
MONTREAL
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

V.J. Absolon

Victor J. Absolon
Mayfield Engineering Pty Ltd.

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

P. Bartsch
Aker Kvaerner Australia

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Colin E. Bazeley
Mayfield Engineering Pty Ltd.

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Philip D. Bush
Mayfield Engineering Pty Ltd.

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: **srx UraniumOne Inc.**
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Glenn Jobling
Mayfield Engineering Pty Ltd.

Ore **R**eserve **E**valuation**S**ervices
ABN 17 998 949 266

KEN BAMPTON M.Sc, M.AusIMM, M.AIG
Consulting Geologist, SURPAC Licencee

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "Technical Report to Southern Cross Resources Inc., Goulds Dam Uranium Deposit, North Eastern South Australia, Resource Estimate based on 2004 Drilling Program" dated April 4, 2005 and "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "Technical Reports") and any extracts from or a summary of the Technical Reports in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Reports that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Reports.

DM_TOR/266242-00003/2055814.1

55 Knightsbridge Avenue, VALLEY VIEW, South Australia 5093
E-Mail: ken_bampton@msn.com.au Telephone & Fax: +61 8 8264 7745

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

K. F. Bampton

K. F. Bampton
Ore Reserve Evaluation Services

DM_TOR/266242-00003/2055814.1

55 Knightsbridge Avenue, VALLEY VIEW, South Australia 5093
E-Mail: ken_bampton@msn.com.au Telephone & Fax: +61 8 8264 7745

Hackchester Pty Ltd
A.C.N. 010 595 623 as trustee for
The Peter & Barbara Stoker Family Trust
A.B.N. 53 947 713 051

Geological Consultants
Peter Stoker BSc FAusIMM(CP) MMICA
Principal Consultant

Registered Office:
42 Canowindra Street
Jindalee Qld 4074 Australia

Phone: +61 (0) 7 3376 1007
Fax: +61 (0) 7 3279 1565
Mobile: 041 2260 200
E-mail: stoker@gil.com.au

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx Uranium One Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Report to Southern Cross Resources Australia Pty Ltd., Honeymoon Project Mineral Resources Documentation Summaries 2001" dated April 24, 2002 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 24, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

The undersigned notes that the Technical Report is referred to and summarized only in the annual information form of sxr Uranium One Inc. dated March 31, 2006 for the fiscal year ended December 31, 2005 (the "AIF"), that since the date of the Technical Report additional work has been done on the property covered by the Technical Report, and that the Technical Report has been superseded by the report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "New Technical Report"). The undersigned was not involved in this additional work and therefore makes no comment regarding the presentation in the Prospectus of the results of such additional work or such subsequent technical report.

Notwithstanding the foregoing, the undersigned notes that the following statement appears on page 21 of the AIF: "Mineral resources at Honeymoon and Goulds Dam have been calculated in accordance with the JORC Code." The guidelines to Clause 24 of the JORC Code state: "To emphasize the imprecise nature of a Mineral Resource estimate, the final result should always be referred to as an estimate not a calculation." and the undersigned used "estimated" instead of "calculated" in this context in the Technical Report. However, the undersigned also notes that the mineral resource estimate in the Technical Report has been superseded by the mineral resource estimate contained in the New Technical Report and that as a result the use of the term "calculated" does not result in a misrepresentation being derived from the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours sincerely,

MEMBER MINERAL INDUSTRY CONSULTANTS ASSOCIATION
P. STOKER
17.1.97
AUSTRALIA

Peter Stoker FAusIMM (CP) MMICA
Hackchester Pty Ltd

ENGINEERS & PROJECT MANAGERS

AUSENCO

Ausenco Limited
ABN 82 011 057 837
2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

Thursday 26 October 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames,

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Honeymoon Uranium Project, 400 tpa Feasibility Study Report" dated October 26, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

The undersigned notes that the Technical Report is referred to and summarized only in the annual information form of sxr Uranium One Inc. dated March 31, 2006 for the fiscal year ended December 31, 2005 (the "AIF"), that since the date of the Technical Report additional work has been done on the property covered by the Technical Report, and that the Technical Report has been superseded by the report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "New Technical Report"). The undersigned was not involved in this additional work and therefore makes no comment regarding the presentation in the Prospectus of the results of such additional work or such subsequent technical report

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours sincerely
AUSENCO LIMITED

Zimi Meka
Managing Director

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
November 10, 2006

SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 1000 – 25 Adelaide Sueet East
Toronto, Ontario. M5C 3A1
Canada

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Toronto, October 26, 2006
Project number: 3US010.002

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, "Independent Technical Report on the Western Mining Assets, Located Near Klerksdorp, North-West Province, of Aflease Gold and Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005; "Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa", dated January 3, 2006 as amended February 14, 2006; and "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 as amended on October 26, 2006 (the "Technical Reports") and any extracts from or a summary of the Technical Reports in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Reports that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Reports.

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Toronto 416.601.1445
Tucson 520.544.3668

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Jean-François Couture Ph.D., P.Geo
Principal Geologist

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, "Independent Technical Report on the Western Mining Assets, Located Near Klerksdorp, North-West Province, of Aflease Gold and Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, and "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 as amended on October 26, 2006 (the "Technical Reports") and any extracts from or a summary of the Technical Reports in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Reports that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Reports.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

H. G. Waldeck
SRK Consulting (South Africa) (Pty) Limited

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 as amended on October 26, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

M. Wanless
SRK Consulting (South Africa) (Pty) Limited

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
November 10, 2006

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa" dated January 3, 2006 as amended February 14, 2006, "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, "Independent Technical Report on the Western Mining Assets, Located Near Klerksdorp, North-West Province, of Aflease Gold and Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, "Dominion Uranium Project, North-West Province, Republic of South Africa" dated August 1, 2006 as amended October 26, 2006, and "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006 (the "Technical Reports") and any extracts from or a summary of the Technical Reports in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Reports that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Reports.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Dr. M. Harley

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: srx UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa" dated January 3, 2006 as amended February 14, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the

Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

A. J. McDonald
SRK Consulting (South Africa) (Pty) Limited

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: sxr UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Dominion Uranium Project, North-West Province, Republic of South Africa" dated August 1, 2006 as amended October 26, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours faithfully,

SRK Consulting

R. Dixon

J.R. DIXON

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor, 20 Queen Street West, Toronto ON M5H 3S8 | CP 55, 19e étage, 20, rue queen ouest, Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

SXR Uranium One Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Short Form Prospectus of the above Issuer dated October 26th, 2006.

DATED at Toronto this 27th day of October, 2006.

Iva Vranic

Iva Vranic
Manager, Corporate Finance

SEDAR Project #1002810

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2006-MC-2794

NUMÉRO DE PROJET SÉDAR: 1002810

DOSSIER N° : 25411

Objet : sxr Uranium One Inc.
Demande de visa

Vu la demande présentée le 17 octobre 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-101 sur le placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus simplifié du 26 octobre 2006 de sxr Uranium One Inc. concernant le placement d'un maximum de 20 815 000 actions ordinaires au prix de 8,30 $ l'action.

Le visa prend effet le 27 octobre 2006.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

EB/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

SXR Uranium One Inc.

Receipt for (Final) Short Form Prospectus dated **October 26th, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **27th** day of **October, 2006**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**1002810**

C:\Documents and Settings\User\Local Settings\Temporary Internet Files\OLK3\AFO 499 Share Swap (final).doc
130606 (cb)

SHARE SWAP AGREEMENT : TRINITY

amongst

AFLEASE GOLD LIMITED
("Afgold")

and

TRINITY ASSET MANAGEMENT (PROPRIETARY) LIMITED
("Trinity")

and

TRINITY HOLDINGS (PROPRIETARY) LIMITED
("Holdings")

DENEYS REITZ
ATTORNEYS

TABLE OF CONTENTS

1. PARTIES

1.1 The Parties to this Agreement are:

1.1.1 Aflease Gold Limited (Registration No. 1984/006179/06), a public company with limited liability incorporated in accordance with the laws of the Republic of South Africa, the shares of which are listed on the JSE securities exchange, and which has its registered address at Block A, Empire Park, 55 Empire Road, Parktown, 2193, Johannesburg, Gauteng ("Afgold");

1.1.2 Trinity Asset Management (Proprietary) Limited (Registration No. 1996/010864/07), a private company with limited liability incorporated in accordance with the laws of the Republic of South Africa and with its registered address at Trinity Place, Block D, The Terraces, 1 Silverwood Close, Steenberg Office Park, Tokai, Western Cape ("Trinity"); and

1.1.3 Trinity Holdings (Proprietary) Limited (Registration No. 2000/005029/07), a private company with limited liability incorporated in accordance with the laws of the Republic of South Africa and with its registered address at Trinity Place, Block D, The Terraces, 1 Silverwood Close, Steenberg Office Park, Tokai, Western Cape ("Trinity").

1.2 Any reference herein to "Party" and "Parties" shall be a reference to the Parties described above, either individually or collectively, as may be required by the context of this Agreement and their respective successors in title, administrators, assigns, liquidators, curators, executors, trustees, heirs or other legal representatives of the Parties as fully and effectively as if they had signed this Agreement in the first instance.

2. AGREEMENT

2.1 The Parties hereby contract with one another on the terms and conditions contained in this document and all schedules, annexures, attachments, addenda and variations or amendments thereof duly effected in terms of the provisions of this document, all of which are hereinafter collectively referred to as "the Agreement" and "this Agreement".

2.2 This Agreement constitutes the sole record of the agreement between the Parties in regard to the subject matter dealt with herein.

2.3 None of the Parties shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

2.4 No addition to, variation or consensual cancellation of this Agreement shall be of any force or effect unless reduced to writing and signed by or on behalf of all Parties.

2.5 Each provision of this Agreement is severable from all others, notwithstanding the manner in which they may be linked together grammatically or otherwise, and if in terms of any judgment and/or order any provision, phrase, sentence, paragraph and/or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force and effect. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force and effect.

2.6 This Agreement may be executed in counterparts by the Parties hereto, each of which when so executed shall be deemed to be an original and both of which when taken together shall constitute one and the same Agreement.

2.7 Should the terms of this Agreement be inconsistent with the Memorandum and Articles of Association of a Party or other rules or regulations governing a Party, the provisions of this Agreement shall prevail and the Parties undertake to do all such things necessary in order to amend such Memorandum and Articles of Association or other rules or regulations in order to comply with the provisions of this Agreement and/or to do all such things as may be required to effect the validity and enforceability of this Agreement in terms of the Memorandum and Articles of Association of a Party or other rules or regulations governing such Party.

3. DEFINITIONS AND INTERPRETATION

3.1 The headnotes to the clauses of this Agreement are for reference purposes only and shall in no way govern or affect the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof.

3.2 In this Agreement, the following words and expressions shall have the following meanings and cognate words and expressions shall bear corresponding meanings, unless otherwise required by the context in which they are used herein:

"Afgold"	Aflease Gold Limited, more fully described in clause 1.1.1 above;
"Afgold Board"	the board of directors of Afgold, as constituted from time to time;

"Afgold First Tranche"	the number of Afgold Shares equal to 7 (seven) times the number of Trinity Swap Shares;
"Afgold Second Tranche"	the number of Afgold Shares not exceeding 3 (three) times the number of Trinity Swap Shares, which number shall be calculated in the manner described in clause 7.2 below;
"Afgold Shares"	ordinary shares in the share capital of Afgold, of a par value of R0.57 (fifty seven cents) each;
"Afgold Swap Shares"	a number of Afgold Shares not exceeding 10 (ten) times the number of Trinity Swap Shares, to be swapped by Afgold with Trinity in exchange for the Trinity Swap Shares;
"Agreement"	this Agreement, as described in clause 2 above;
"business day"	any day other than a Saturday, Sunday or officially recognised national public holiday in South Africa;

"Companies Act"	the Companies Act, 1973 of South Africa;
"the Conditions"	the suspensive conditions described in clause 5 below;
"the Conversion Agreement"	the Shareholding Conversion Agreement between Holdings and JCI, dated 25 July 2005;
"CSDP"	Central Securities Depositary Participant;
"day"	a calendar day;
"First Closing Date"	the 5th (fifth) business day after the fulfilment of all the Conditions;
"the Formula"	means $3 - \frac{21 - NAV}{2.1}$, being the Formula to be applied for calculating the number of Afgold Shares constituting the Afgold Second Tranche;
"Holdings"	Trinity Holdings (Proprietary) Limited, more fully described in clause 1.1.3 above;

"the Holdings Action"	the High Court action instituted by Holdings against JCI, more fully described in clause 9.2 below;
"JCI"	JCI Limited (Registration No. 1894/000854(06), a public company with limited liability incorporated in accordance with the laws of South Africa, the shares of which are listed on the JSE but which listing is suspended as at the Signature Date;
"the JCI Action"	the action instituted by JCI in the High Court of South Africa (Witwatersrand Local Division) against Kabusha and Trinity in respect of the Kabusha Claim;
"the JCI Liquidation Application"	the application which Holdings has made in the High Court of South Africa (Witwatersrand Local Division) for the liquidation of JCI;
"the JCI Subsidiaries"	all and any subsidiary or associated companies of JCI or in which JCI has an interest, whether direct or indirect, including its interest in CMMS;

"JSE"	JSE Limited (Registration No. 2005/022939/06), the securities exchange at Johannesburg, South Africa on which the Afgold Shares and the Randgold Shares respectively are listed;
"Kabusha"	Kabusha Mining and Finance (Proprietary) Limited (Registration No. 2003/010722/07);
"the Kabusha Claim"	the claim arising from the transactions in which Kabusha purchased 23,000,000 (twenty three million) Aflease shares from Benoryn Investments (Proprietary) Limited, in which JCI and Holdings stood surety for Kabusha, in which loan agreements were entered into between Kabusha, JCI, Randgold and Viking Pony Properties 359 (Proprietary) Limited and in respect of which JCI has instituted action ("the JCI Action") against Kabusha and Holdings in the Witwatersrand Local Division of the High Court of South Africa;

"the Maximum Number"	the number of Afgold Shares corresponding to 10 (ten) times the number of Trinity Swap Shares;
"the Mediation and Arbitration Agreement"	the mediation and arbitration agreement entered into between Randgold and JCI on 7 April 2006 and which provides, amongst other things, a mechanism for the resolution of the dispute between JCI and Randgold regarding the Randgold Claims;
"NAV"	the net asset value of Randgold per Randgold Share, determined in the manner described in clause 7.2 below;
"the Offer Right"	the right granted by Afgold to Holdings in clause 9.3.2 below;
"Party" or "Parties"	the Parties to this Agreement, as described in clause 1 above;
"Randgold"	Randgold and Exploration Company Limited (Registration No. 1992/005642/06), a public company with limited liability incorporated in accordance with the laws of South Africa, the shares of which are listed on the JSE but

	which listing is suspended as at the Signature Date;
"the Randgold Claims"	the claims which Randgold and the Randgold Subsidiaries have against JCI and the JCI Subsidiaries and in respect of which Randgold and JCI have entered into the Mediation and Arbitration Agreement;
"the Randgold Liquidation Application"	the application which has been made in the High Court of South Africa (Witwatersrand Local Division) by Trinity Asset Management (Proprietary) Limited, an associated company of Trinity and Holdings, for the liquidation of Randgold;
"Randgold Shares"	ordinary shares in the share capital of Randgold, of a par value of R0,01 (one cent) each, issued and fully paid, listed on the JSE but suspended from such listing at the Signature Date;
"the Randgold Subsidiaries"	all and any subsidiary or associated companies of Randgold or in which Randgold has an interest, whether direct or indirect;

"Second Closing Date"	the 5th (fifth) business day after the date on which the NAV is finally determinable in the manner described in clause 7.2 below;
"the Share Swap"	the swap by Afgold with Trinity of the Afgold First Tranche for the Trinity Swap Shares;
"Signature Date"	the date on which the last Party signs this Agreement;
"South Africa"	the Republic of South Africa;
"SXR"	SXR Uranium One Inc., a company incorporated in Canada under registration number 15096422420, with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE;
"Trinity"	Trinity Asset Management (Proprietary) Limited, more fully described in clause 1.1.2 above;
"Trinity Group"	the persons and corporate entities described in clause 8.3 below;

"Trinity Proceedings"	the Holdings Action, the JCI Liquidation Application and the Randgold Liquidation Application;
"Trinity Swap Shares"	not less than 7,500,000 (seven million five hundred thousand) and not more than 13,000,000 (thirteen million) Randgold Shares owned and/or controlled by Trinity and/or Holdings, to be swapped by Trinity and Holdings jointly with Afgold, in terms of this Agreement, for the Afgold Swap Shares, the maximum number of which Trinity Swap Shares are to be stipulated by Afgold in written notification delivered to Trinity by no later than 2 (two) business days before the First Closing Date;
"Uraniumone"	Uraniumone Africa Limited (Registration No. 1921/006955/06), an associated company of Afgold.

3.3 If any provision in a definition is a substantive provision, conferring rights or imposing obligations on any party, effect shall be given thereto as if such provision were a substantive provision in the body of the Agreement, notwithstanding that such provision is only contained in the relevant definition.

3.4 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined above in this clause 3.

3.5 Unless inconsistent with the context in which it is used in this Agreement, a word or an expression which denotes:

3.5.1 any gender includes the other genders;

3.5.2 a natural person includes a body corporate, a trust, firm or association of persons and *vice versa*;

3.5.3 the singular includes the plural and *vice versa*.

3.6 Derivatives of any word or expression and cognate words and expressions shall have corresponding meanings, unless inconsistent with the context in which they are used in this Agreement.

3.7 The headings to the paragraphs in this Agreement shall not be used in the interpretation thereof.

3.8 When any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day.

3.9 Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

3.10 Any references to a statutory provision or enactment shall be a reference to such provision or enactment and to any regulation or order made under such provision or enactment, as in force at any time relevant to this Agreement.

4. **INTRODUCTION**

4.1 Afgold wishes to acquire the Trinity Swap Shares against the allotment and issue by Afgold to Trinity of the Afgold Swap Shares.

4.2 Trinity wishes to acquire the Afgold Swap Share in consideration for and against the delivery by Trinity and Holdings to Afgold of the Trinity Swap Shares.

4.3 This Agreement contains the terms and conditions on which Afgold, on the one hand and Trinity and Holdings jointly, on the other hand, swap with one another respectively the Afgold Swap Shares and the Trinity Swap Shares.

5. **SUSPENSIVE CONDITIONS**

5.1 This entire agreement (save for clauses 1 to 3 above, this clause 5, clauses 8.2 to 8.5, 12 to 15 and 17 to 19 below, which shall all be of immediate force and effect and binding on the Parties) is subject to the fulfilment of the following suspensive conditions ("the Conditions"), namely that:

5.1.1 the shareholders of Afgold ("the Afgold Shareholders") shall have adopted by the requisite number of votes duly cast in a properly constituted general meeting a resolution approving the increase in the authorised share capital of Afgold from 475,000,000 (four hundred and seventy five million) Afgold Shares to not less than 1,225,000,000 (one thousand million two hundred and twenty five thousand) Afgold Shares,

through the creation of not less than 750,000,000 (seven hundred and fifty million) new Afgold Shares ("the New Afgold Shares");

5.1.2 the JSE shall have granted all necessary approvals for and/or in connection with the implementation of the provisions of this Agreement, including (without limitation) the approval of the JSE for the creation of the New Afgold Shares, the allotment and issue to Trinity of the Afgold Swap Shares and the listing on the JSE of the Afgold Swap Shares;

5.1.3 the resolution described in clause 5.1.1 above shall have been passed as a special resolution and shall have been registered as such by the Registrar of Companies in accordance with the provisions of the Companies Act;

5.1.4 the board of directors of JCI has, to the satisfaction of the Afgold Board in its sole and absolute discretion, unequivocally and irrevocably in writing confirmed the unconditionally recoverable net indebtedness of JCI to Randgold and/or the Randgold Subsidiaries in respect of the Randgold Claims in an aggregate amount of not less than R1,100,000,000.00 (one thousand one hundred million rand);

5.1.5 the Parties shall have delivered to one another a true copy of the resolution by the board of directors of each of the Parties authorising the conclusion of this Agreement and authorising the signatory of a Party hereto to sign this Agreement on behalf of such Party;

5.1.6 Uraniumone shall have delivered to Afgold an irrevocable written commitment to vote all Aflease's shares in Afgold in favour of the resolution described in clause 5.1.1 above; and

5.1.7 the withdrawal by or on behalf of Trinity and Holdings of the Trinity Proceedings.

5.2 In the event that all the Conditions described in clause 5.1 above shall not have been fulfilled or waived, as far as clauses 5.1.4 and 5.1.6 above are concerned by Afgold, by the dates stipulated below against the number of the clause in which such Condition is contained, or such later date as the Parties may agree to in writing, this Agreement (save for the provisions of clauses 1 to 3 above, clauses 8.2 to 8.5, 12 to 15 and 17 to 19 below, which shall remain of full force and effect) shall lapse and be of no force or effect and neither Party shall have any rights or obligations hereunder:

5.2.1 clause 5.1.1 : 60 (sixty) business days after Signature Date;

5.2.2 clause 5.1.2 : 20 (twenty) business days after the date on which application was made to the JSE for the approvals referred to in clause 5.1.2 above;

5.2.3 clause 5.1.3 : 10 (ten) business days after the fulfilment of the Condition described in clause 5.1.1 above;

5.2.4 clause 5.1.4 : 30 (thirty) business days after the Randgold Claims have been finally settled or determined in accordance with the provisions of the Mediation and Arbitration Agreement;

5.2.5 clause 5.1.5 : 10 (ten) business days after Signature Date;

5.2.6 clause 5.1.6 : 30 (thirty) business days after Signature Date; and

5.2.7 clause 5.1.7 : 5 (five) business days after delivery to Trinity and Holdings of the written instruction by Afgold, referred to in clause 8.2 below.

6. THE SHARE SWAP

6.1 By no later than 17:00 South African time on the First Closing Date, Afgold shall allot and issue to Trinity, which shall subscribe for, the Afgold First Tranche of the Afgold Swap Shares, against delivery by Trinity and Holdings jointly to Afgold of the Trinity Swap Shares.

6.2 The allotment and issue by Afgold of the Afgold First Tranche to Trinity shall be done by the delivery by Afgold to Trinity by not later than the First Closing Date of a true copy of an irrevocable and unconditional written instruction to Afgold's CSDP to effect the allotment and issue of the Afgold First Tranche to Trinity by not later than 17:00 South African time on the First Closing Date.

6.3 Trinity and Holdings shall jointly deliver the Trinity Swap Shares to Afgold by the delivery to Afgold by not later than the First Closing Date of a true copy of an irrevocable and unconditional written instruction to the respective CSDP's of Trinity and Holdings to effect the transfer of the Trinity Swap Shares to Afgold by not later than 17:00 South African time on the First Closing Date.

6.4 Afgold shall pay all stamp duty and/or uncertificated securities tax and/or brokerage fees in respect of and/or relating to the allotment and issue to Trinity of the Afgold First Tranche.

6.5 Trinity and Holdings shall jointly pay all stamp duty and/or uncertificated securities fax and/or brokerage fees in respect of and/or relating to the transfer of the Trinity Swap Shares to Afgold.

7. THE AFGOLD SECOND TRANCHE

7.1 By no later than 17:00 South African time on the Second Closing Date, Afgold shall deliver to Trinity the Afgold Second Tranche of the Afgold Swap Shares, subject to and in accordance with the provisions of this clause 7.

7.2 The number of Afgold Swap Shares constituting the Afgold Second Tranche shall be a number between 0 (nil) and 3 (three) times the number of the Trinity Swap Shares, which number shall be determined by reference to the net asset value of Randgold, per Randgold share ("the NAV"), which NAV shall be calculated as follows:

7.2.1 by reference to the following events, applying and subject to the methodology described in clause 7.2.2 below:

7.2.1.1 the lifting of the suspension of Randgold Shares on the JSE, in which event the NAV shall be equal to the weighted average traded price per share, of Randgold Shares on the JSE, for the 90 (ninety) day period constituting the last 90 (ninety) days of a period of 180 (one hundred and eighty) days commencing on the day following on the date of the lifting of the suspension, referred to above; or

7.2.1.2 the making of a court order for the final liquidation of Randgold, in which event the NAV shall be equal to the liquidation dividend per Randgold Share; or

7.2.1.3 the making, by an independent third party not connected with Afgold, Trinity and/or Holdings, of an offer for the take-over of Randgold, in which event the NAV shall be equal to the final price per Randgold Share of such offer; or

7.2.1.4 31 December 2007, in which event the NAV shall be taken to be equal to R14.70 (fourteen rand seventy cents) per Randgold Share;

7.2.2 the methodology to be applied in calculating the NAV by reference to the events described in clause 7.2.1 above shall be as follows:

7.2.2.1 should the event described in clause 7.2.1.1 above occur first, and the period of 180 (one hundred and eighty) days referred to in that clause be completed:

7.2.2.1.1 without either of the events described in clauses 7.2.1.2 and 7.2.1.3 above having occurred;

or

7.2.2.1.2 before or after the event described in clause 7.2.1.4 above having occurred,

the NAV shall be as described in clause 7.2.1.1 above;

7.2.2.2 should the order referred to in clause 7.2.1.2 above and/or the offer referred to in clause 7.2.1.3 above be made after the lifting of the suspension referred to in clause 7.2.1.1 above but before the period of 180 (one hundred and eighty) days referred to in that clause has been completed, the applicable NAV shall be the highest of the figures calculated in accordance with the provisions of clauses 7.2.1.1, 7.2.1.2 and 7.2.1.3 above, when all such relevant calculations are eventually capable of being made;

7.2.2.3 any offer referred to in clause 7.2.1.3 above shall only be applicable for the purposes of this clause 7.2 if it is accepted by the Afgold Board as constituting a *bona fide* and credible offer emanating from a third party. Should an offer not be so accepted by the Afgold Board, it will, for the purposes of this clause 7.2, be deemed not to have been made;

7.2.2.4 should the event referred to in clause 7.2.1.4, i.e. the occurrence of 31 December 2007, take place while any of the events described in clauses 7.2.1.1, 7.2.1.2 and 7.2.1.3 above have occurred and the processes described in those clauses are in progress, the event described in clause 7.2.1.4 shall be irrelevant and of no effect as far as the determination of the NAV is concerned. The event described in clause 7.2.1.4 shall only be relevant and the NAV described therein applicable, if none of the other events described in clause 7.2.1 have occurred before the event described in clause 7.2.1.4.

7.3 If the NAV, determined in accordance with the provisions of clause 7.2 above-

7.3.1 is less than R14.70 (fourteen rand seventy cents) per Randgold Share, the Afgold Second Tranche shall be 0 (nil) Afgold Shares;

7.3.2 is greater than R14.70 but less than R21.00 (twenty one rand) the number of Afgold Shares constituting the Afgold Second Tranche shall be the number of Afgold Shares arrived at by multiplying the difference between the Maximum Number and the number of Afgold Shares constituting the Afgold First Tranche with the fraction determined by the figure calculated by the application of the formula, divided by 3 (three);

7.3.3 is greater than R21.00 (twenty one rand) per Randgold Share, the number of Afgold Shares constituting the Afgold Second Tranche shall be 3 (three) times the number of the Trinity Swap Shares and no more.

7.4 In the event of the Afgold Second Tranche being more than 0 (nil) Afgold Shares, Afgold shall deliver the Afgold Second Tranche of the Afgold Swap Shares to Trinity by delivery to Trinity on the Second Closing Date of a true copy of an irrevocable and unconditional written instruction to Afgold's CSDP to effect the transfer of the Afgold Second Tranche to Trinity by not later than 17:00 South African time on the Second Closing Date.

7.5 Afgold shall pay all stamp duty and/or uncertificated securities tax and/or brokerage fees in respect of and/or relating to the allotment and issue to Trinity of the Afgold Second Tranche.

8. **THE LEGAL PROCEEDINGS**

8.1 It is recorded that-

8.1.1 associated companies of Trinity and Holdings have made application to the High Court of South Africa (Witwatersrand Local Division) for the liquidation of Randgold ("the Randgold Liquidation Application"). This application is being opposed by Randgold and still has to be determined by the aforesaid Court;

8.1.2 Holdings has made application to the High Court of South Africa (Witwatersrand Local Division) for the liquidation of JCI ("the JCI Liquidation Application"). This application is being opposed by JCI and still has to be determined by the aforesaid Court;

8.1.3 Holdings has instituted action against JCI in the High Court of South Africa (Witwatersrand Local Division) for specific performance by JCI of its obligations to Holdings under the Conversion Agreement ("the Holdings Action"). The action is defended by JCI;

8.1.4 JCI has instituted action against Kabusha and Holdings in the High Court of South Africa (Witwatersrand Local Division) in respect of the Kabusha Claim ("the JCI Action"). The action is defended by Kabusha and Holdings;

8.1.5 Randgold and JCI have entered into the Mediation and Arbitration Agreement, in terms of which they have agreed a procedure for resolving their dispute with regard to, *inter alia*, the Randgold Claims and are in the process of implementing that agreed procedure ("the mediation procedure").

8.2 It is agreed that should -

8.2.1 the Randgold Claims be settled and/or be finalised in full with the effect that the net asset value per Randgold Share, as per the respective books of account of Randgold and JCI and as accepted by the Afgold Board in its sole and absolute discretion, be more than R21.00 (twenty one rand);

and

8.2.2 the JCI Action be settled and/or finalised in full on a basis that leaves Kabusha with a net asset value of R10,000,000.00 (ten million rand) or more and Holdings with no liability in respect of the Kabusha Claim;

and

8.2.3 Randgold and the Randgold Subsidiaries and JCI and the JCI Subsidiaries agree to withdraw all legal proceedings of whatever nature between Trinity and/or Holdings on the one hand and Randgold and/or the Randgold Subsidiaries and/or JCI and/or the JCI Subsidiaries on the other hand and agree further not to commence and/or allow the commencement by any persons or entities that are employees, directors, shareholders or associated or subsidiary companies of any of them or support the commencement by any third party of any legal proceedings of whatever description against any of them,

Afgold shall be entitled in its sole and absolute discretion in writing to instruct Trinity and Holdings to withdraw and/or cause the withdrawal of the Randgold Liquidation Application, the Holdings Action and the JCI Liquidation Application ("the Trinity Proceedings"), whereafter Trinity and Holdings shall give effect to such instruction and withdraw or cause the Trinity Proceedings to be withdrawn within 5 (five) business days of the receipt of such instruction.

8.3 Upon the withdrawal of the Trinity Proceedings in terms of clause 8.2 above, Afgold will and hereby undertakes to pay to Trinity one half of all the *bona fide* third party costs incurred by Trinity and/or Holdings on behalf of the applicants in the Trinity Proceedings, that is to say one half of all *bona fide* payments made by Trinity and/or Holdings in respect of the Trinity Proceedings to persons or entities that are not employees, directors, shareholders or associated or subsidiary companies of Trinity ("the Trinity Group"), subject to a maximum sum of R750,000.00 (seven hundred and fifty thousand rand) being payable by Afgold to Trinity in terms of this clause 8.3. The provisions of this clause 8.3 will not apply should the Trinity Proceedings or any one or more of the matters constituting such proceedings be withdrawn for any reason other than the written instruction by Afgold referred to in clause 8.2 above.

8.4 Should the Trinity Proceedings be withdrawn in terms of this clause 8, Trinity and Holdings hereby jointly and severally undertake that neither of them nor any employee, director, shareholder or any company in the Trinity Group (as described in clause 8.3 above) will thereafter, whether directly or indirectly, institute or support the institution by any other person of any legal proceedings of whatever nature or description against Randgold and/or JCI and/or a Randgold Subsidiary and/or a JCI Subsidiary without the express prior written consent thereto by Afgold, which consent will not be withheld unreasonably.

8.5 Trinity and Holdings hereby further jointly and severally undertake to indemnify Afgold in respect of all costs (including legal costs as between attorney and client) and damages which Afgold and/or any of its subsidiaries and/or associated companies may suffer pursuant to a breach of any of the provisions of clause 8.4 above.

9. **THE CONVERSION AGREEMENT AND OFFER RIGHT**

9.1 It is recorded and agreed that the Conversion Agreement makes provision for the delivery by Holdings to JCI of a part of the Trinity Swap Shares ("the Conversion Shares") in exchange for shares in Western Areas Limited (Registration No. 1959/003209/06) ("WA Shares").

9.2 It is recorded further that Holdings has informed Afgold that JCI has repudiated its obligations to Holdings under the Conversion Agreement and has refused to deliver to Holdings the WA Shares referred to in the Conversion Agreement for the Randgold Shares referred to in that Agreement, i.e. the Conversion Shares. Holdings has accordingly instituted action against JCI in the High Court of South Africa (Witwatersrand Local Division) for specific performance by JCI of its obligations to Holdings under the Conversion Agreement ("the Holdings Action"). In such action Holdings has

tendered to deliver to JCI the Conversion Shares in exchange for the WA Shares.

9.3 It is hereby agreed that-

9.3.1 should the Conditions described in clause 5 above all have become fulfilled and this Agreement accordingly have become unconditional, Trinity and Holdings will be obliged to deliver the Trinity Swap Shares, including the Conversion Shares, to Afgold;

9.3.2 upon delivery by Trinity and Holdings to Afgold of the Trinity Swap Shares in terms of this Agreement, Afgold hereby grants to Holdings the right ("the Offer Right") to offer to purchase from Afgold that portion of the Trinity Swap Shares constituting the Conversion Shares, hereinafter referred to as "the Offer Shares", on the terms set out in clause 9.4 below.

9.4 The Offer Right granted by Afgold to Holdings in clause 9.3.2 above shall be an irrevocable right in favour of Holdings to offer to purchase from Afgold the Offer Shares on the following terms and conditions:

9.4.1 Holdings shall only be entitled, save with the express written permission by Afgold, to exercise the Offer Right should it be obliged to deliver the Offer Shares to JCI pursuant to an Order of Court or a settlement agreement in the Holdings Action described in clause 9.2 above;

9.4.2 the Offer Right shall be exercised by Holdings by the delivery by it to Afgold of a written notice notifying Afgold of the exercise of the Offer Right by Holdings in terms of this clause 9.4, which notice shall be delivered to Afgold's address stipulated in clause 13.1 below, delivery to be done in the manner described in clause 13.4 below;

9.4.3 within 10 (ten) business days after the date of receipt by Afgold of the notice described in clause 9.4.2 above, Afgold shall inform Holdings in writing whether-

9.4.3.1 the Afgold Board, in its sole and absolute discretion, accepts or rejects the exercise by Holdings of the Offer Right;

and

9.4.3.2 if the Afgold Board accepts the exercise by Holdings of the Offer Right, what terms and conditions the Afgold Board stipulates in its sole and absolute discretion with regard to such acceptance, including the purchase price to be paid by Holdings for the Offer Shares;

or

9.4.3.3 the Afgold Board rejects the exercise by Holdings of the Offer Right. It shall be in the sole and absolute discretion of the Afgold Board to make such rejection and it shall not be obliged to furnish any reasons to Holdings for the rejection;

9.4.4 the Offer Right will lapse and be of no further force and effect when any of the following occurs:

9.4.4.1 should Afgold require Holdings, in terms of clause 8.2 above, to withdraw the Holdings Action or should that action have come to a final end in any other manner;

9.4.4.2 should Holdings fail to exercise the Offer Right by 17:00 South African time on the 5th (fifth) business day after the date on which Holdings is ordered to deliver the Offer Shares to JCI in terms of

any Order of Court in the Holdings Action or 17:00 South African time on the 5th (fifth) business day after the date of the conclusion of a settlement agreement reached between Holdings and JCI in the Holdings Action;

9.4.4.3 should the exercise by Holdings of the Offer Right be rejected by Afgold in terms of the provisions of clause 9.4.3.2 above;

or

9.4.4.4 should a period of 5 (five) years have passed since the Signature Date.

9.5 Should Holdings duly and properly exercise the Offer Right in the manner described in clause 9.4 above, the Afgold Board accept such exercise and Holdings has fully and timeously complied with all terms and conditions referred to in clause 9.4.3.2 above, there shall be an offer closing ("the Offer Closing") by no later than 5 (five) business days after the date on which all of the aforesaid has been complied with, which Offer Closing will be-

9.5.1 at the offices of Afgold, as referred to in clause 13.1 below, or at such other address as Afgold and Holdings may agree;

and

9.5.2 at a time and a date to be agreed between Afgold and Holdings.

9.6 At the Offer Closing, Afgold shall deliver to Holdings the Offer Shares in the following manner:

9.6.1 by the delivery to Holdings of a copy of an irrevocable and unconditional written instruction to Afgold's Central Securities

Depositary Participant ("CSDP"), to effect the transfer of the Offer Shares to Holdings by not later than 17:00 South African time on the date of the Offer Closing;

and

9.6.2 a copy of a resolution by the board of directors of Afgold, duly certified as true and correct by the Secretary of Afgold, confirming and authorising the transfer and delivery to Holdings of the Offer Shares in the manner described in clause 9.6.1 above.

9.7 Holdings shall pay all stamp duty and/or uncertificated securities tax and/or brokerage fees in respect of and/or relating to the transfer and delivery of the Offer Shares to Holdings.

9.8 Against and as a precondition for delivery of the Offer Shares by Afgold to Holdings, the latter will provide Afgold with proof satisfactory to Afgold that-

9.8.1 payment of the purchase price in respect of the Offer Shares, stipulated in the manner described in clause 9.4.3.2 above, has already been made into Afgold's bank account;

9.8.2 Holdings has fully and timeously complied with all terms and conditions stipulated by the Afgold Board in terms of clause 9.4.3.2 above.

9.9 The sale and purchase of the Offer Shares will be completed on delivery by Afgold to Holdings of the Offer Shares, by payment by Holdings to Aflease of the purchase price in respect thereof and by the performance by Holdings of all obligations imposed on it in the terms and conditions referred to in clause 9.4.3.2 above, at which time the risk and benefit in and to the Offer Shares will pass to Holdings.

10. WARRANTIES

10.1 Afgold warrants in favour of Trinity that:

10.1.1 at both the First Closing Date and the Second Closing Date, Afgold will be duly authorised and entitled to allot and to issue to Trinity respectively the Afgold First Tranche and the Afgold Second Tranche of the Afgold Swap Shares;

10.1.2 at both the First Closing Date and the Second Closing Date Afgold will be entitled to give free and unencumbered title of the relevant Afgold Swap Shares to Trinity, which shall acquire those shares free of any charge, lien and/or encumbrance.

10.2 Trinity and Holdings warrant jointly and severally in favour of Afgold that:

10.2.1 at the First Closing Date Trinity and Holdings will be duly authorised and entitled to deliver to Afgold the Trinity Swap Shares;

10.2.2 at the First Closing Date Trinity and Holdings will be entitled to give free and unencumbered title to Afgold of the Trinity Swap Shares and Afgold shall acquire those shares free of any charge, lien and/or encumbrance;

10.2.3 the shareholders of both Trinity and Holdings, in duly constituted general meetings and by the requisite number of votes, shall have approved by the First Closing Date this Agreement and the transactions provided for herein;

10.2.4 neither Trinity nor Holdings nor any company, person or entity associated with either or both of them, save a client of Trinity who shall have given an express written and unsolicited instruction to Trinity to

do so, shall purchase or in any way deal or transact in any Randgold Shares or any derivative instruments relating thereto, whether directly or indirectly or in any other manner acquire any direct or indirect interest in such shares after the Signature Date, without the express prior consent in writing thereto by Afgold.

10.3 Save as otherwise provided for in this clause 10, neither Afgold nor Trinity nor Holdings makes any representations and/or gives any warranties in respect of respectively the Afgold Swap Shares and the Trinity Swap Shares, which will be allotted and issued or delivered, as the case may be, on the terms of this Agreement *voetstoots* and as they stand.

11. NO ASSIGNMENT

Neither Party shall be entitled to cede delegate and/or assign any part of its rights under this Agreement to any other person save with the prior written consent thereto by the other Party, which consent shall not be withheld unreasonably.

12. BREACH

Should a Party ("the defaulting Party") commit a breach of any of the provisions hereof, then the other Parties ("the aggrieved Parties") shall, if they wish to enforce their rights hereunder, be obliged to give the defaulting Party 7 (seven) days written notice to remedy the breach. If the defaulting Party fails to comply with such notice, the aggrieved Parties shall be entitled to cancel this Agreement against the defaulting Party or to claim immediate payment and/or performance by the defaulting Party of all of the defaulting Party's obligations in either event without prejudice to the aggrieved Parties' rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved Parties may have at law; provided always that, notwithstanding anything to the contrary contained in this Agreement, the aggrieved Parties shall not be entitled to cancel this Agreement for

any breach by the defaulting Party unless such breach is a material breach going to the root of this Agreement and is incapable of being remedied by a payment in money, or if it is capable of being remedied by a payment in money, the defaulting Party fails to pay the amount concerned within 7 (seven) days after such amount has been finally determined and payment thereof by the defaulting Party has been demanded in writing by the aggrieved Parties.

13. DOMICILIUM AND NOTICES

13.1 The Parties hereto choose their respective *domicilia citandi et executandi* for all purposes of and in connection with this Agreement as follows:

Afgold:

Block A
Empire Park
55 Empire Road
Parktown
Johannesburg
Contact Person: Jean Nortier
E-mail: jean@uranium1.com
Fax No. 011 482 3604

13.2 Either Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in the Republic of South Africa, and any such change shall only be effective upon receipt of notice in writing by the other Parties of such change.

13.3 All notices, demands, communications or payments intended for a Party shall be made or given at such Party's domicilium for the time being.

13.4 A notice given by one Party to another Party may be delivered and/or sent in any one or more of the manners described below and shall be deemed to be received:

13.4.1 on the same day, if delivered by hand;

13.4.2 on the same day of transmission if sent by telex or telefax and if sent by telefax with receipt received confirming completion of transmission;

13.4.3 on the 5th (fifth) day after posting, if sent by prepaid registered mail.

13.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen *domicilium citandi et executandi*.

14. JURISDICTION AND GOVERNING LAW

14.1 Subject to the provisions of clause 15 below, this Agreement and any matter arising from it shall be subject to the jurisdiction of the High Court of South Africa, Witwatersrand Local Division or the Transvaal Provincial Division,

whichever has jurisdiction and may be decided upon by the Party instituting action.

14.2 For the purposes of clause 14.1 above the Parties herewith submit to the jurisdiction of the Court referred to in clause 14.1 above and appoint as their *domicilia* for those purposes their respective addresses as set out in clause 13.1 above.

14.3 This agreement shall be subject to and shall be governed by the laws of the Republic of South Africa.

15. **DISPUTE RESOLUTION**

15.1 If any dispute arises out of or in connection with this Agreement, its termination or cancellation or the subject matter hereof, including claims in delict or for rectification of the Agreement, a Party may declare that a dispute exists by notice in writing to the other Parties.

15.2 Within 10 (ten) days of receipt of a notice referred to in clause 15.1 above, the commencement of which period shall be calculated in terms of the provisions of clause 13 above, the Parties or their nominees must try to meet and:

15.2.1 resolve the dispute;

or

15.2.2 agree a process for resolving the dispute (including mediation or alternative dispute resolution);

or

15.2.3 agree to refer the matter to arbitration in terms of the provisions of clauses 15.3 to 15.5 below.

15.3 If the Parties or their nominees do not meet or do not deal with the dispute as provided for in clause 15.2 above, the dispute will be deemed to have been referred to arbitration by the Parties and it shall be finally resolved in accordance with the Rules of the Arbitration Foundation of Southern Africa ("AFSA") by an arbitrator or arbitrators appointed by AFSA, subject thereto that the Parties shall have the rights of appeal provided for in the rules of AFSA. Should AFSA not be in existence at the time, the nomination shall be made by the President for the time-being of the Law Society of the Northern Provinces.

15.4 Any arbitration provided for in this Agreement shall be held at Sandton and shall be conducted according to the rules of AFSA, unless the Parties shall otherwise have agreed in writing. Should AFSA not be in existence at the time, the arbitration shall be conducted in accordance with the formalities and procedures determined by the arbitrator to achieve an arbitration which shall be informal and conducted on an expeditious basis. It is the agreement of the Parties that it shall not be necessary to observe or carry out the usual formalities or procedures or the strict rules of evidence normally followed in judicial proceedings of an adversarial nature. Save for the aforesaid, the arbitration shall be subject to the Arbitration Act, 1965.

15.5 The provisions of clauses 15.2 to 15.4 above shall not detract from the right of a Party to institute proceedings in the Courts referred to in clause 14.1 above for the protection of any rights pending the resolution in terms of clauses 15.2 to 15.4 above of any dispute between the Parties.

16. GOOD FAITH

16.1 The Parties hereby undertake during the existence of this Agreement to-

16.1.1 at all times show to one another the utmost good faith in their dealings with one another;

16.1.2 co-operate with one another to the fullest extent; and

16.1.3 do all such reasonable things, perform all such reasonable actions and take all such reasonable steps as may be open to them and necessary for and incidental to the implementation and/or maintenance of the terms and conditions of this Agreement.

17. INDULGENCE AND WAIVER

17.1 No indulgence which any of the Parties ("the Grantor") may grant to another Party ("the Grantee") shall constitute a waiver of any of the rights of the Grantor, who shall not thereby be precluded from exercising any rights against the Grantee which might have arisen in the past or which might arise in the future.

17.2 Each Party to this Agreement hereby agrees to waive any right on which it may have to rely for non-performance of any obligation under this Agreement on the basis of the lack of authority of any signatory who has purported to sign this Agreement on its behalf.

18. **SURVIVAL OF CERTAIN PROVISIONS ON TERMINATION OF THE AGREEMENT**

Should this Agreement terminate pursuant to any provision contained herein or be cancelled by a Party in terms of the provisions hereof, the Parties shall continue to be bound by the provisions of clauses 1 to 3 and 13 to 19 of this Agreement.

19. **COSTS**

Each Party shall pay its own costs in respect of the negotiation, drafting and conclusion of this Agreement.

THUS DONE and signed at JOHANNESBURG on this 13th day of JUNE 2006.

AS WITNESSES:

1. ______________________
Name: A.G. du Preez

2. ______________________
Name: R. Grobler

____
For and on behalf of Afgold, who warrants that he is duly authorised thereto : D J Nortier

THUS DONE and signed at CAPE TOWN this 13th day of JUNE 2006.

AS WITNESSES:

1. ______________________
Name: James Fitzpatrick

2. ______________________
Name: Charlene Roy

____
For and on behalf of Trinity, who warrants that he is duly authorised thereto : Q J George

THUS DONE and signed at CAPE TOWN this 13th day of JUNE 2006.

AS WITNESSES:

1. ______________________
Name: JAMES FITZPATRICK

2. ______________________
Name: Charlene Cary

____
For and on behalf of Holdings, who warrants that he is duly authorised thereto : Q J George

TRINITY HOLDINGS (PROPRIETARY) LIMITED
Registration No. 2000/005029/07
("the Company")

RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF THE COMPANY AT CAPE TOWN ON 13 JUNE 2006

IT IS RESOLVED THAT:

1. The Company enter into an agreement titled "Share Swap Agreement : Trinity" between the Company, Aflease Gold Limited and Trinity Asset Management (Proprietary) Limited, substantially in the form of the draft thereof dated 13 June 2006 and marked "Share Swap (final).doc".

2. Quinton James George ("George") be and is hereby authorised on behalf of the Company to sign the Agreement, thereby binding the Company thereto.

3. George and/or any director of the Company be and is hereby authorised to take all such steps and do all such things to give effect to the Agreement, once signed by both parties thereto, and to ensure the full and timeous performance of all obligations under the Agreement.

4. I certify that the above is a true record of the resolution set out herein.

Name: Q J George
Capacity: Director

Name:
Capacity: Director

Name:
Capacity: Director

TRINITY ASSET MANAGEMENT (PROPRIETARY) LIMITED
Registration No. 1996/010864/07
("the Company")

RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF THE COMPANY AT CAPE TOWN ON 13 JUNE 2006

IT IS RESOLVED THAT:

1. The Company enter into an agreement titled "Share Swap Agreement : Trinity" between the Company, Aflease Gold Limited and Trinity Holdings (Proprietary) Limited, substantially in the form of the draft thereof dated 13 June 2006 and marked "Share Swap (final).doc".

2. Quinton James George ("George") be and is hereby authorised on behalf of the Company to sign the Agreement, thereby binding the Company thereto.

3. George and/or any director of the Company be and is hereby authorised to take all such steps and do all such things to give effect to the Agreement, once signed by both parties thereto, and to ensure the full and timeous performance of all obligations under the Agreement.

4. I certify that the above is a true record of the resolution set out herein.

Name: Quinton George
Capacity: Director

Name:
Capacity: Director

Name:
Capacity: Director

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Trading Symbol: SXR - Toronto Stock Exchange, Johannesburg Stock Exchange

NEWS RELEASE

October 31, 2006 Toronto, Ontario

Not for distribution to U.S. news wire services or dissemination in the United States.

Uranium One Announces Completion of Public Offering

Toronto, Ontario and Johannesburg, South Africa – sxr Uranium One Inc. ("Uranium One") has today completed the public offering of 20,815,000 common shares at a price of $8.30 per common share for gross proceeds of Cdn$172,764,500. The entire offering was sold to a syndicate of underwriters led by BMO Capital Markets on a bought deal basis. The common shares sold include shares issued upon the exercise, at closing, of the entire 15% over-allotment option granted by Uranium One to the underwriters. Uranium One intends to use the net proceeds of the offering to finance the construction of its Dominion and Honeymoon uranium mines, exploration, and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited. The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71% interest in Aflease Gold Limited, which owns the Modder East gold project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

For further information, please contact:

Jean Nortier
Chief Financial Officer
Tel: + 27 11 482 3605

Chris Sattler
Vice President, Investor Relations
Tel: + 1 416 350 3657

Cautionary Statements
This news release contains "forward-looking statements", within the meaning of the United States Private

Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Uranium One. Forward-looking statements include, but are not limited to, the completion of the proposed offering; the use of proceeds from the offering; the members of the syndicate for the offering; the development potential of Uranium One's properties; the future price of uranium and gold; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Uranium One to be materially different from those expressed or implied by such forward looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Uranium One not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of uranium and gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of Uranium One filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Uranium One have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
November 10, 2006

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Aflease Gold Appoints N M Rothschild as Exclusive Financial Adviser

Trading Symbol: SXR - Toronto Stock Exchange, Johannesburg Stock Exchange

TORONTO, ON and JOHANNESBURG, South Africa, Nov. 2 /CNW/ - sxr Uranium One Inc. ("Uranium One") announced today that its Aflease Gold Limited ("Aflease Gold") affiliate has appointed N M Rothschild & Sons to act as its independent financial adviser with regard to the Modder East Gold Project ("The Project").

Aflease Gold expects to raise R300 million (approximately US$41/C$44.8 million) in project finance to further fund the Modder East Gold Project, with the first gold pour scheduled for the third quarter of 2009.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The company is currently owned as to approximately 71% by sxr Uranium One and has a market capitalization in excess of R1billion.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited. The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71% interest in Aflease Gold Limited, which owns the Modder East gold project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold

bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation's material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. To receive the Corporation's news releases by email, please register on Uranium One's website at www.uranium1.com
%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:25e 02-NOV-06

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

sxr Uranium One Inc. (the "Issuer")
390 Bay Street, Suite 1610
Toronto, Ontario, M5H 2Y2

Item 2 - Date of Material Change:

October 31, 2006

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated via CNW Group on October 31, 2006.

Item 4 – Summary of Material Change:

SXR Uranium One Inc. has completed the public offering of 20,815,000 common shares at a price of $8.30 per common share for gross proceeds of Cdn$172,764,500.

Item 5 – Full Description of Material Change:

See attached Schedule "A" for the news release dated October 31, 2006.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer:

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler, Vice President, Investor Relations
Tel: 1-416-350-3657

Item 9 – Date of Report:

October 31, 2006.

Schedule "A"

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Trading Symbol: SXR - Toronto Stock Exchange, Johannesburg Stock Exchange

---

NEWS RELEASE

October 31, 2006 Toronto, Ontario

Not for distribution to U.S. news wire services or dissemination in the United States.

Uranium One Announces Completion of Public Offering

Toronto, Ontario and Johannesburg, South Africa – sxr Uranium One Inc. ("Uranium One") has today completed the public offering of 20,815,000 common shares at a price of $8.30 per common share for gross proceeds of Cdn$172,764,500. The entire offering was sold to a syndicate of underwriters led by BMO Capital Markets on a bought deal basis. The common shares sold include shares issued upon the exercise, at closing, of the entire 15% over-allotment option granted by Uranium One to the underwriters. Uranium One intends to use the net proceeds of the offering to finance the construction of its Dominion and Honeymoon uranium mines, exploration, and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited. The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71% interest in Aflease Gold Limited, which owns the Modder East gold project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

For further information, please contact:

Jean Nortier
Chief Financial Officer
Tel: + 27 11 482 3605

Chris Sattler
Vice President, Investor Relations
Tel: + 1 416 350 3657

Cautionary Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Uranium One. Forward-looking statements include, but are not limited to, the completion of the proposed offering; the use of proceeds from the offering; the members of the syndicate for the offering; the development potential of Uranium One's properties; the future price of uranium and gold; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Uranium One to be materially different from those expressed or implied by such forward looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Uranium One not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of uranium and gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of Uranium One filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Uranium One have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
November 10, 2006

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

DOMINION URANIUM PROJECT
NORTH-WEST PROVINCE, REPUBLIC OF SOUTH AFRICA

INDEPENDENT TECHNICAL REPORT

Prepared by SRK Consulting for:

sxr Uranium One Inc.

Authors:

Dr M Harley PrSciNat,
PhD, MSAIMM, MAusIMM
Partner and Principal Geologist
SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Mr Roger Dixon Pr Eng
BSc (Mining) Hons, FSAIMM
Corporate Consultant
SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Dominion_August2006ITR_BFS_Final
Project No : 358556

1 August 2006 as amended 26 October 2006

2 TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

INDEPENDENT TECHNICAL REPORT ON THE DOMINION URANIUM PROJECT NORTH WEST PROVINCE, SOUTH AFRICA

3 SUMMARY

3.1 Introduction

This Independent Technical Report ("ITR") has been prepared according to the reporting requirements of the National Instrument 43-101- *Standards of Disclosure for Mineral Projects* ("NI 43-101") of the Canadian Securities Administrators and Form 43-101F1 (the "Form").

In June 2006, sxr Uranium One Inc. ("Uranium One") completed a Feasibility Study ("the Study") on the Dominion Uranium Project ("the Project") in South Africa This ITR deals only with the Project which forms part of the mineral assets of Uranium One in South Africa. Reference to any of Uranium One's other assets (Bonanza, Inner and Outer Basins) in the vicinity of the Project will only occur if it is necessary for the discussion in the text or where omission could result in the discussion being misinterpreted.

SRK Consulting prepared an ITR on the Western Mining Assets of Aflease Gold and Uranium Resources Limited ("Aflease") dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "2005 ITR") in connection with the December 2005 acquisition of all of the shares of Aflease by Southern Cross Resources Inc ("Southern Cross") pursuant to a scheme of arrangement between the two companies under the South African *Companies Act*. Following this acquisition, Aflease became a wholly owned subsidiary of Southern Cross, which changed its name to Uranium One. The 2005 ITR was filed on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") in November 2005. A further ITR was issued by SRK on 3 January 2006 (referred to as the "January 2006 ITR") and amended on 14 February 2006, reporting on the results of a new Mineral Resource estimate for the Project. This document was filed on SEDAR (www.sedar.com) in February 2006.

The Mineral Resource estimate was updated during May – June 2006 and a revised ITR published on the 14 June 2006. This ITR has been prepared to support the results of the Study disclosed by Uranium One on 28 July 2006. With respect to the Project, the information contained in this ITR supercedes the 14 June 2006 ITR, which supported Uranium One's disclosure of the Project Resources, except as cross-referenced herein.

3.2 Location

The Project is situated at Latitude 26° 47'S, Longitude 26° 29'E in the North West Province of South Africa some 20km south-west of Klerksdorp. The elevation of the Project varies between 1,420m and 1,400m AMSL.

3.3 Ownership

Uranium One secured the right to prospect the Project area by way of Prospecting Right Protocol Number 194 granted by the North West Region of the Department of Minerals and Energy ("DME") in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA") on 26 May 2005. Uranium One submitted an application for a mining right in terms of the MPRDA on

5 August 2005. The mining right, when granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

The surface rights necessary to start construction of the surface infrastructure and mine access have been acquired or secured.

Uranium One complies fully with the Black Economic Empowerment ("BEE") requirements of the MPRDA via an agreement signed with Micawber 397 (Pty) Ltd, a company owned by historically disadvantaged South Africans ("HDSA").

3.4 Project Description

Uranium One plans to exploit the Upper and Lower Reefs of the Dominion Group from the Rietkuil and Dominion Sections. The mining method chosen will be a combination of trackless (off reef) and conventional breast mining (on reef) with the mining infrastructure placed in the footwall. Access will be via three declines from surface producing a total of 200ktpm. A uranium processing plant incorporating the latest technology will be constructed near the existing gold processing plant to allow for the sharing of the crushing and milling facilities.

3.5 History and Geological Setting

The Project is located in the north-western sector of the Witwatersrand Basin in South Africa. The Dominion Group hosts the uranium and gold mineralisation of the Rietkuil and Dominion Sections. Here, two narrow (0.1-2m thick) quartz-pebble conglomerate units are developed within the basal sedimentary unit of the Archaean Dominion Group, underlying the Witwatersrand Supergroup. Easterly to south-easterly vergent thrust deformation has juxtaposed the Dominion lithologies against rocks of the overlying West Rand Group, which host the Bonanza, Inner and Outer Basin Mineral Resources. The orebodies consist of laterally persistent, narrow quartz-pebble conglomerate units that contain variable quantities of uranium and gold mineralisation. In general, all the major quartz-pebble conglomerate units (or reefs as they are known) are situated above unconformity surfaces that formed during the tectonic and sedimentary development of the Witwatersrand Basin. Accumulation of material is considered to have taken place above the unconformity surfaces, with redistribution of this material through fluvial processes, usually within an interpreted braided stream environment. The Bonanza, Inner and Outer Basin reefs are preserved within a north-easterly trending periclinal syncline that is considered to have developed during the easterly to south-easterly shortening that resulted in thrust deformation of the Dominion Group.

Gold and uranium production has been recorded for the Dominion Reefs Mine (Dominion Section) from 1898 to 1961. Production from the Rietkuil Section is recorded from 1961.

Several small mining companies operated on the Bonanza, Inner and Outer Basin reefs commencing in 1888. Continued operations within the 1930's and 1940's were followed by consolidation of several of these mines into the Afrikander Leases Gold Mine in 1957. The Anglo American Corporation ("AAC") gained a controlling interest in the 1970's and re-examined the uranium potential of the Dominion and Rietkuil Sections. Vaal Reefs (a subsidiary company of AAC) commenced gold mining at the Afrikander Leases Mine in 1982. AAC divested of its interest in the Afrikander Leases in 1998 in favour of the minority shareholders. Afrikander Leases undertook open pit mining of the Inner Basin Reefs during 1999, using heap-leach extraction of the gold. This operation was stopped in December 2003. Afrikander Leases had by this time identified the Bonanza Reefs as being of potential

interest and had undertaken a drilling programme situated on a shallowly developed area, the Bonanza project. In addition, the increasing uranium price had refocused attention on the Dominion and Rietkuil Sections. Uranium One has a small-scale gold mine, with decline development to access the reefs in the Bonanza Project and is actively exploring and progressing the project. Uranium One has undertaken verification work on the Dominion and Rietkuil drill hole data developed by AAC and have also generated a significant volume of new drill hole data that are described within this report. Using both the old drill hole data as well as the new data that have been generated, Uranium One has independently generated a Mineral Resource estimate.

3.6 Mineral Resource and Mineral Reserve Estimation

In December 2005, Uranium One reported a revised Mineral Resource estimate for the Project (Muller, 2005). This current report presents a new estimate, developed using geostatistical methods and including the available results from drilling programmes carried out by Uranium One in 2005 and 2006 (up to 15 April 2006). The present estimate has been developed using ordinary kriging as an interpolator of the metal accumulation and channel width data. The block average values derived using this linear estimator have been post-processed using a log-normal model for the distribution of 50m x 50m selective mining blocks, within the larger (200m x 200m) block estimates. Revision of aspects of the previous estimation has been made. Specifically, the current estimates have been made taking cognisance of the top-loaded nature of the metal distribution within the Upper Dominion Reef and the bottom-loaded nature of metal distribution of the Lower Dominion Reef. Within the current estimates, the channel width above 160cm has been truncated, on the basis that the additional material represents lower grade material that can be excluded from the Mineral Resource estimate and during mining may also be excluded from the mill feed. In addition, new cut-off grades that recognise the economic contribution of the gold within the mineralised conglomerates have been estimated and applied in the Mineral Resource reporting.

In June 2006, Uranium One completed the Study for the Project and in doing so have declared a Probable Reserve. The Study was compiled by Turgis Consulting (Pty) Ltd ("Turgis") acting as lead consultant on behalf of Uranium One. The Study presented a Life-of-Mine ("LoM") plan of 11-years accessing Probable Reserves only, named Phase 1. The Inferred Resources available as a down dip extension to the Project are expected to be converted to a higher category of resource in the future and if so converted will sustain a total LoM in excess of 30 years.

The Mineral Resources have been converted to Mineral Reserves by applying appropriate dilutions and mining losses.

The summary Mineral Resource and Mineral Reserve Statements are presented in Table 1 and Table 2 using the reporting requirements stipulated in the SAMREC[1] Code. SRK certifies that the Mineral Resource and Mineral Reserve statements reported in accordance with the classification criteria of SAMREC Code would be identical to those reported in accordance with the CIMM 2005 Definition Standards.

[1] South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000.

Table 1: Dominion Uranium Project – SRK Audited Mineral Resource Statement, at 1 June 2006

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub Total Indicated Resources	25.99	0.83	21,542	47,492	1.09	28,320	910
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub Total Inferred Resources	178.42	0.51	90,353	199,194	0.63	112,387	3,614

Note:

1. *The Mineral Resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code)*
2. *The Mineral Resource was estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 29 cmkg/t U_3O_8 for Dominion and 35 cmkg/t U_3O_8 for Rietkuil and 0.00 g/tonne gold and was audited by Dr Mike Harley of SRK*
3. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.*
4. *Mineral Resources are inclusive of Mineral Reserves*

Table 2: Dominion Uranium Project – SRK Audited Mineral Reserve Statement, at 1 June 2006

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Probable Reserves							
Rietkuil Upper Reef	6.31	0.68	4,295	9,471	0.71	4,492	144
Rietkuil Lower Reef	0.64	0.89	568	1,252	0.50	318	10
Dominion Upper Reef	8.00	0.83	6,627	14,613	0.93	7,420	239
Dominion Lower Reef	3.50	0.78	2,719	5,991	1.74	6,099	196
Sub Total Probable Reserves	18.45	0.77	14,210	31,327	0.99	18,328	589

Note:

1. *The Mineral Reserves have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code)*
2. *The Mineral Reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK*
3. *Tonnes and grade are stated on the basis of delivery to the plant.*
4. *Mineral Reserves are included in Mineral Resources*

3.7 Financials

Summary Financials for the Project are shown below:

Table 3: Summary Financials

	Total (US$m)	US$/tonne	US$/lb produced
Operating Cost	747.8 (1)	39.5 (2)	14.5 (2)(9)
Construction Capital (2)(3)(4)(5)	141.0		
Ongoing Capital (6)	63.8		
Total Cost	983.8	53.3	23.8 (9)
Total Revenue	1,600.6	86.7	
NPV @ 8% real	184.06		

Note:

1. *Includes capitalised operating expenditure of cost of US$36.6m (1 January 2006 to 31 December 2007)*
2. *Excludes capitalised operating expenditure of cost of US$36.6m (1 January 2006 to 31 December 2007)*
3. *Excludes spent capital cost of US$31.3m (1 November 2005 to 1 June 2006)*
4. *Excludes spent capitalised operating expenditure of cost of US$0.16m (1 November 2005 to 31 December 2005)*
5. *Excludes spent capital cost of US$7.4m (1 November 2005 to 31 December 2005)*
6. *Capital 2008 to 2014*
7. *All values are in real terms*
8. *After tax, royalties and other adjustments*
9. *Cost quoted after gold credits and excluding royalties*

- The Project which has an 11 year Life has a NPV in real terms of US$184.1m at an 8% discount rate. Twin parameter sensitivity analysis that varies revenue and operating cost by ±5% indicates a real NPV range of between US$138.0m and US$230.1m at an 8% discount rate.

- Only Probable Reserves have been used in this valuation.

3.8 Status of Development and Operations

- In June 2006, Turgis completed the Study for the Project on behalf of Uranium One. Turgis acted as primary consultants and compiled the final Study document.

- In addition the following entities where responsible for the following sections of the Study:
  - Geology was compiled by Shango Solutions;
  - Resource estimation by Geological and Geostatisical Services (Pty) Ltd;
  - Mining and Reserves was compiled by Turgis;
  - Processing was compiled by Bateman Africa (Pty);
  - Environmental and Social was compiled by Prime Resources;
  - Water use and application by GCS (Pty) Ltd;
  - Tailings compiled by Epoch Resources (Pty) Ltd;
  - Marketing compiled by Uranium One, and
  - Financial Model compiled by Uranium One and Turgis.
- All servitudes for pipelines and power lines have been secured. Permission to develop under the South African Railway line has been granted.
- Contracts for electrical supply by the national supply company ESKOM are in place.
- Treated Sewage Effluent ("TSE") and potable water supply has been approved by the city council.
- All 3 declines are being developed. The old Rietkuil Incline Shaft has been partly re-commissioned and development on the No.2, 3 and 4 Level has started. This activity is taking place under the prospecting permit allowing Uranium One to access underground reef horizons for the purposes of collecting bulk samples. All necessary equipment and infrastructure will be put in place as and when required. At the end of June 390m of development had been completed in Rietkuil No1 decline ("R1"), 380m and 210m in Dominion No1 decline ("D1") and Dominion No2 decline ("D2") respectively.
- Construction of the 100ktpm processing plant is 64% complete. Most mechanical items especially long lead items have been ordered.
- Recruitment is taking place as personnel are required.

3.9 Conclusions and Recommendations

The main conclusions arising from SRK's review are:

- SRK is satisfied with the estimation methodology classification criteria of the Resources at the Project.

- SRK is satisfied with the estimation procedures and modifying factors used by Uranium One and its consultants to convert the Mineral Resources to Reserves.

- SRK is satisfied that Uranium One has all the permits necessary to conduct the activities currently being conducted on the Project. SRK is also satisfied that Uranium One has a programme in place to obtain the necessary permits and rights it will need to conduct mining operations at the Project.

- SRK is of the opinion that there exists a reasonable expectation that if Uranium One complies with the requirements of the Department of Minerals and Energy that the necessary mining right will be issued to Uranium One.

- In SRK's opinion the study is of an acceptable standard in terms of details and accuracy to warrant the implementation of Project.

- SRK is of the opinion that sound engineering principles have been used in the project design.

- The Inferred Resources defined in the Project will in the course of time be re-categorised and should sustain a total LoM in excess of 30 years.

4 INTRODUCTION AND TERMS OF REFERENCE

4.1 Introduction

sxr Uranium One Inc. ("Uranium One") is a public company incorporated in Canada that was formed by the acquisition of Aflease Gold & Uranium Resources Limited ("Aflease") by Southern Cross Resources Inc. ("Southern Cross") in December 2005. Its shares are authorised for trading on the Toronto Stock Exchange (the "TSX", owned and operated by the TSX Group Inc.) and JSE Limited (South Africa) (the "JSE"), under the share code "SXR".

Uranium One is engaged in the exploration and development of uranium and gold resource properties in South Africa, Australia and Canada. Uranium One's principal assets are the Dominion Uranium Project (the "Project") in South Africa, the Honeymoon Uranium Project in Australia and, through its majority-owned subsidiary, Aflease Gold Limited, the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., Uranium One is also engaged in the acquisition and development of uranium exploration properties in the Athabasca Basin in Saskatchewan, Canada.

In February 2005, Aflease Gold and Uranium Resources Limited (now a wholly-owned subsidiary of Uranium One and renamed Uranium One Africa Limited) entered into a memorandum of understanding with Micawber 397 (Proprietary) Limited ("Micawber"), a company owned by historically disadvantaged South Africans ("HDSA's"). In terms of the agreement, Uranium One agreed to sell to Micawber an undivided 26% interest in, inter alia, the assets comprising the Project and the Bonanza Project (the "Sale Assets"). The parties also agreed to contribute their respective interests in these assets to a joint venture and to fund the development and operation of those assets in accordance with their proportionate joint venture interests. Subsequently, the parties entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement, all dated 7 June 2005, which was formally approved by shareholders on 30 September 2005. Pursuant to these agreements, Uranium One has agreed to manage the business of the joint venture and assist in the transfer of skills to the HDSA's. Uranium One has also agreed to lend Micawber the funds Micawber is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micwaber's share of joint venture profits. After payment of the first 20% tranche, Micawber becomes obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full.

The Micawber transaction is subject to specified conditions precedent that have mostly been met or are expected to be waived, but still remain dependent upon the granting by the Minister of new order rights in terms of the South African mining legislation. Applications for the new order mining rights have been filed with the Department of Minerals and Energy ("DME") and are expected to be granted soon. The Micawber transaction will be accounted for when the risks and rewards are deemed to have passed to the BEE partners. This is only expected to occur once all the requisite approvals are in place.

The agreements with Micawber provide Uranium One with a Black Economic Empowerment ("BEE") partner in compliance with the requirements of the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry*, developed in terms of Section 100 of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA").

This ITR deals only with the Project in South Africa. Reference to any of Uranium One's other assets in the vicinity of the Project (Bonanza, Inner and Outer Basins) will only occur if it is necessary for the discussion in the text or where omission could result in the discussion being misinterpreted.

SRK Consulting (South Africa) (Pty) Ltd ("SRK") prepared an ITR on the Western Mining Assets of Aflease Gold and Uranium Resources Limited ("Aflease") dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "2005 ITR") in support of the acquisition of Aflease by Southern Cross. The 2005 ITR was filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") in November 2005. An update ITR (referred to as the "January 2006 ITR") describing a new Mineral Resource estimate was released in January 2006 and filed on SEDAR in February 2006.

This ITR is addressed to Uranium One and supports the results of the Study disclosed by Uranium One on 28 July 2006. With respect to the Project, the information contained in this ITR supercedes the June 2006 ITR, which supported Uranium One's disclosure of the Project Resources, except as cross-referenced herein.

In June 2006, Uranium One completed a Feasibility Study ("the Study") for the Project. Uranium One plans to exploit the Upper and Lower Reefs of the Dominion Group from the Rietkuil and Dominion Sections. The mining method chosen is appropriate for narrow reef mining and is a combination of trackless (off reef) and conventional breast mining (on reef) with the mining infrastructure placed in the footwall. Access is via three declines from surface producing a total of 200ktpm. A uranium processing plant incorporating the latest technology will be constructed near the existing gold processing plant to allow for the sharing of the crushing and milling facilities.

This report presents a technical review of the Study on the Project. SRK has determined a value for the Project from a Financial Model ("FM") based on its review, and where appropriate SRK has adjusted the technical-economic inputs developed by the study.

4.2 Qualifications of SRK

SRK is part of the SRK Group that comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, independent technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of consultants sourced from SRK's offices in South Africa and Canada over a 6 month period.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Uranium One or in the assets of Uranium One. SRK will be paid a fee for this work in accordance with normal professional consulting practice. The payment of this fee is not contingent upon the conclusions or opinions expressed in this report.

The individuals listed below have provided input to this ITR, and have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Dr Mike Harley, PrSciNat, PhD (Geology), BSc (Hons), MSAIMM, MAusIMM, GASA. – Geology, Mineral Resources.
- Roger Dixon, Pr Eng, BSc (Mining) Hons, MDP, EDP, FSAIMM. – Mining, Mineral Reserves.
- Jean-Francois Couture, PGeo, FGAC, PhD – Internal Review of Resources Reporting.
- Andrew McDonald, CEng, FSAIMM, MIMMM, MSc, MBL – Tenure, Report Compilation.
- William Joughin, Pr Eng BSc (Mining), MSc (Eng), GDE (Rock Engineering), MSAIMM, AMMSA, MSANIRE – Rock Engineering.
- Thys Uys, Pr Eng, NTD, MDP, EDP, MIoD, MICMEE, MAMRE – Engineering.
- Frank von Glehn, Pr Eng, BSc (Mining) – Ventilation.
- Andy Smithen, Pr Eng, BSc (Eng), MBL, MSAICE, MSAIMM, MSAIAE. – Environmental and Social.
- Vic Hills, Pr Eng, MSAIMM, BEng – Mineral Processing.
- Andrew Nesbitt, MBA, BSc Engineer (Mining) – Mining, Report Compilation, Project Valuation

The Qualified Person with overall responsibility for the reporting of the Resources in this ITR is Dr Mike Harley, PrSciNat (SACNASP) MSAIMM, MAusIMM, PhD, who is a partner of SRK. Dr Harley is a mining geologist with 15 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Qualified Person with overall responsibility for the ITR and for the reporting of the Mineral Reserves is Roger Dixon, who is a corporate consultant to SRK. Roger Dixon is a mining engineer with 34 years experience in the mining industry, 10 of which have been directly involved with the reporting of Mineral Resources and Mineral Reserves in Southern Africa and internationally.

4.3 Terms of Reference

SRK was required to prepare an ITR for the Project according to the requirements of NI 43-101 in support of the results of the Study disclosed by Uranium One on 28 July 2006. The work involved an audit of the following aspects of the Project:

- Recent exploration work in the Project area by Uranium One;
- Revised Mineral Resource estimates;
- The Study compiled by Turgis, and
- Revised Mineral Reserve estimates.

4.4 Purpose of Independent Technical Report

This ITR has been prepared to support the results of the Study disclosed by Uranium One on 28 July 2006. With respect to the Project, the information contained in this ITR supercedes the June 2006 ITR, which supported Uranium One's disclosure of the Project Resources, except as cross-referenced herein.

It has been prepared in accordance with the requirements of NI43-101, and conforms to generally accepted Canadian Institute of Mining ("CIM") "Exploration Best Practices" and "Estimation of Mineral Resources and Mineral Reserves Best Practices" Guidelines and the SAMREC[2] Code.

4.5 Structure of the ITR

For reporting purposes, SRK has valued the Project as a standalone project in the hands of Uranium One. The affect of the Project on the Uranium One entity is not considered. Cash flows are post-tax, pre-funding.

This ITR has been prepared under the direction of the Qualified Person (the "QP") who assumes overall professional responsibility for the document. The ITR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to the QP and SRK: 'all references to SRK mean the QP and vice-versa'.

Reporting of Mineral Resources and Mineral Reserves in this ITR is compliant with the SAMREC Code.

The work reported on is as follows:

- Project description, permitting, infrastructure and history;
- Regional and local geology;
- Mineral Resource classification;
- Mineral Reserve classification;
- Geotechnical, hydrology and hydrogeology;
- Mine design and schedule;
- Process design;
- Tailings and waste disposal;
- Engineering infrastructure;
- Environmental and social;
- Management and operations manpower;
- Implementation plan;
- Capital and operating costs;
- Economic valuation, and
- Comment on mine life potential.

4.5.1 Site Visit

In compliance with NI43-101 guidelines, Dr Mike Harley, a Qualified Person, with the overall responsibility concerning resources visited the Project on 30 November 2005. During the visit, SRK

[2] South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000.

examined available exposures of the Upper and Lower Dominion Reefs on Level 1. SRK also examined recent and active drilling sites and discussed with Uranium One personnel the drilling, logging, sampling and quality control procedures. A follow-up visit to the Project site was conducted in February 2006 to review the general progress of work.

The Project was also visited by Dr Jean-Francois Couture and Dr Mike Harley, both Qualified Persons, on 11 July 2005. The purpose of this visit was to ascertain the geological setting of the Bonanza project and the Project and to discuss field procedures used by Uranium One for its exploration programme. At the Project, the Upper and Lower Dominion Reefs were examined on Level 1. SRK also examined recent and active drilling sites and discussed with Uranium One personnel drilling, logging and sampling procedures. In addition, historical core drilled by AAC and stored at the former Dominion mine site was examined, as were contemporary drill sites that were in use by Uranium One. The sample preparation laboratory on site at the Uranium One property was examined by Dr Harley on 20 July 2005 to assess the sampling and sample preparation procedures used by Uranium One. Data compilation and verification techniques were also reviewed.

In compliance with NI43-101 guidelines, Roger Dixon, a Qualified Person, with overall responsibility concerning reserves visited the Project on 23 February 2006. During the visit, SRK examined reef exposures in developed raises on Level 1 at Rietkuil and visited portal excavations at Rietkuil and Dominion.

4.5.2 Review

SRK has undertaken the following:

- A review of the Study documentation with respect to the Project, with specific reference to the technical and economic assumptions and design criteria;
- Discussion and enquiry with key personnel based at the corporate office;
- An audit of the estimates and classification of Mineral Resources and Mineral Reserves as developed for the Study;
- A review of the life-of-mine ("LoM") plan and supporting documentation and, where considered appropriate by SRK, modification of the plan and the associated Technical Economic Parameters ("TEPs"), including assumptions regarding future operating costs, capital expenditures and commodity production of the Project for the LoM;
- Benchmarked the key design parameters of the process against comparable operations in South Africa; and

SRK has satisfied itself that such information is both appropriate and valid for the valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure that the level of investigation and level of disclosure are met.

SRK has performed all necessary validation and verification of the information contained in the Study in order to place an appropriate level of reliance on such information.

In particular SRK has reviewed the following documentation:

- Mineral Resource Evaluation of the Rietkuil Syncline at Afleases, Klerksdorp. Consultancy report Global Geo-Services December 2005.
- Resource Estimation of the Dominion Area. Consultancy report Global Geo-Services

28 November 2005.

- Borehole Twinning: results from Dominion Reefs Drilling, Rietkuil Area. Consultancy Report, Shango Solutions 16 August 2005.
- Due Diligence including QA/QC Study of Reported Uranium and Gold Analyses and the Laboratories Involved. Turnberry Projects Report, 17 June 2005.
- Investigation into the Sampling Procedure of Surface Boreholes. Consultancy Report, Shango Solutions April 2005.
- Future Exploration Strategy: Dominion and Rietkuil Areas, Aflease, 20 April 2005.
- Historic production review of Dominion Reefs and Aflease prior to 1982, Aflease, 20 April 2005.
- SRK Queries: Aflease's Resources – Uranium, Letter clarifying certain queries with respect to Aflease's uranium resources reported in Report "Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas", Turgis Consulting, 19 April 2005.
- Rietkuil and Dominion Reefs Area: Geological Domaining. Consultancy Report, Shango Solutions, 29 March 2005.
- The Aflease Uranium Project – Prospects for Uranium Production, Report No 29781-02, Turgis Consulting, February 2005.
- Rietkuil and Dominion Reefs Uranium Exploration: Geological Overview and Database Description. Consultancy report Shango Solutions.
- Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas, Report No 29769-03, Turgis Consulting, 2 December 2004.
- Evaluation of Mineral Rights in the Afrikander Lease Area. Report 11/173/558 Anglo American Corporation of South Africa, Gold and Uranium Division. 13 September 1996.
- Geological and Exploration Overview: Dominion Reefs Project. Consultancy Report, Shango Solutions, 8 May 2006.
- Mineral Resource Estimation of the Rietkuil/Dominion Project Areas, May 2006. Consultancy Report by Carina Lemmer PhD (Stanford) Consultant, Geological and Geostatistical Services.
- Independent Technical Report on the Western Mining Assets of Aflease Gold & Uranium Resources Limited dated 1 September 2005 (as amended on 20 October 2005), Report NI43-101 v17-final Western Assets 20oct05, SRK Consulting, 20 October 2005.
- Independent Technical Report on the Rietkuil Dominion Uranium Project of sxr Uranium One Inc. dated 3 January 2006 (as amended on 14 February 2006), Report dominion TR 14feb06-final, SRK Consulting, 3 January 2006.
- Dominion Reefs Uranium Mine Feasibility Report – Phase 1, June 2006, Report No. 29876, Turgis Consulting.
- Dominion Reefs Uranium Mine Feasibility Report – Appendices 1-8, June 2006, Report No. 29876, Turgis Consulting.
- Dominion Reefs Uranium Mine Feasibility Report – Appendices 9-12, June 2006, Report No. 29876, Turgis Consulting.
- Dominion Reefs Uranium Mine Feasibility Report – Appendices 13-15, June 2006, Report No. 29876, Turgis Consulting.

- Dominion Reefs Uranium Mine Feasibility Report – Appendices 16-20, June 2006, Report No. 29376, Turgis Consulting.
- Scoping Report Vol. 1 & Vol. 2, NW 30/5/1/2/2/228MR, Prime Resources, 14 October 2005.
- Aflease Gold and Uranium Resources Ltd, Environmental Assessment Report for the Proposed Mining at the Dominion Reefs Uranium Mine, North West Province – Environmental Impact Assessment Report, Report 1 of 4, November 2005, Prime Resources.
- Aflease Gold and Uranium Resources Ltd, Environmental Assessment Report for the Proposed Mining at the Dominion Reefs Uranium Mine, North West Province – Environmental Management Programme Report, Report 2 of 4, November 2005, Prime Resources.
- Aflease Gold and Uranium Resources Ltd, Environmental Assessment Report for the Proposed Mining at the Dominion Reefs Uranium Mine, North West Province – Appendices Volume 1, Report 3 of 4, November 2005, Prime Resources.
- Aflease Gold and Uranium Resources Ltd, Environmental Assessment Report for the Proposed Mining at the Dominion Reefs Uranium Mine, North West Province – Appendices Volume 2, Report 4 of 4, November 2005, Prime Resources.
- Aflease Uranium Mine, Water Use Licence Application – Application, December 2005 ref No 04112.572, GCS (Pty) Ltd.
- Aflease Uranium Mine, Water Use Licence Application – Appendices, December 2005 ref No 04112.572, GCS (Pty) Ltd.
- Cost Estimate for Dominion Reefs Uranium Mine Uranium Plant – Report No. M7175/0310/001, File 1 of 4, Section 1-6, March 2006, Bateman Africa.
- Cost Estimate for Dominion Reefs Uranium Mine Uranium Plant – Report No. M7175/0310/001, File 2 of 4, Section 7, March 2006, Bateman Africa.
- Cost Estimate for Dominion Reefs Uranium Mine Uranium Plant – Report No. M7175/0310/001, File 3 of 4, Section 7, March 2006, Bateman Africa.
- Cost Estimate for Dominion Reefs Uranium Mine Uranium Plant – Report No. M7175/0310/001, File 4 of 4, Section 7, March 2006, Bateman Africa.
- Anglo American Research Laboratories; AARL Project No. R/39 Report No. 33; 26 Nov 1979; Evaluation of Afrikander Lease Ltd. - Uranium Leaching Test work on a Composite Stope Sample from the Rietkuil Shaft (1978-1979).
- Anglo American Corporation of South Africa; Vaal Reefs Exploration and Mining Co Ltd; Design Manual for the Afrikander Lease Treatment Plant - Vol 1.
- Development Plan for Aflease Tailings Storage Capacity. No. 104 – 006 No. 1 Final, January 2006, Epoch Resources (Pty) Ltd.
- Slurry Settling Characterization Tests on Aflease Samples, Paste Thick & Associates (Pty) Ltd, August 3, 2005.
- Mining Report 2006 – Uranium Equities, Sprott Securities Inc, March 28, 2006.
- Test work to Support a Feasibility Study for Extraction of Uranium from Rietkuil Ore, Mintek Communication C4182M, 24 February 2006.
- Test work to Support a Feasibility Study for Extraction of Uranium from Certified Rietkuil Ore.

Mintek Communication C4183M, 24 February 2006.

4.5.3 Reliance on Others

SRK's opinion, which is effective 1 August 2006, is premised on the documentation listed above and below. While SRK has satisfied itself that such information is both appropriate and valid for the valuation as reported herein

- Assay data from the Uranium One drilling programme that were available at 15 April 2006;
- The resource estimates that were compiled effective 1 June 2006 using assay results up to 15 April 2006;
- Uranium One's disclosure of revised Mineral Resource estimates on 14 June 2006,
- Uranium One's Balance Sheet information as at 1June 2006, and
- Dominion Reefs Uranium Mine Feasibility Report, Phase 1, June 2006 Report No. 29876. Turgis Consulting. Turgis acted as primary consultants and compiled the final Study document. Main consultants included:
  - Geology was compiled by Shango Solutions (Pty) Ltd;
  - Resource estimation by Geological and Geostatisical Services (Pty) Ltd;
  - Mining and Reserves were compiled by Turgis Consulting (Pty) Ltd;
  - Processing was compiled by Bateman Africa (Pty) Ltd;
  - Environmental and Social was compiled by Prime Resources(Pty) Ltd;
  - Water use and application by GCS (Pty) Ltd;
  - Tailings compiled by Epoch Resources (Pty) Ltd;
  - Marketing compiled by Uranium One, and
  - Financial Model compiled by Uranium One and Turgis.

4.5.4 Legal Reliance

In consideration of all legal aspects relating to the Project, SRK has placed reliance on information provided by Mr Arthur Kearney of Uranium One and a legal due diligence report prepared under the direction of Mr Michael Harrison B Com. LLB, a Director of Harrison Attorneys (the "Legal Due Diligence Report") which report has been independently corroborated by Webber Wentzel Bowens. Mr Kearney and Mr Harrison are qualified to give professional opinion and SRK accepts their opinion on legal tenure. SRK has also relied on plans which were compiled by Mr P Jooste, a land surveyor registered with PLATO, from Surveyor-General data in support of Uranium One's prospecting right and mining applications. PLATO, the South African Council for Professional and Technical Surveyors, is a statutory body that registers professional surveyors. Mr Arthur Kearney Mr Michael Harrison

4.5.5 Market Reliance – Uranium One

The market analysis has been carried out by Uranium One which has been mainly derived from material from a Union Bank of Switzerland ("UBS") research report dated 8 November 2005 and 2 May 2006. In addition information from World Nuclear Association, Uranium Information Centre and

Ux Consulting LLP has been used. SRK has reviewed the work and has accepts it as a fair reflection of the future market for U_3O_8.

4.5.6 Financial Reliance

SRK has placed reliance on Jean Nortier, CFO of Uranium One for the following as at 1 June 2006.

- Balance sheet items such as unredeemed Capital and assessed loss.

The valuation date for the Project is 1 June 2006. SRK has satisfied itself that such information is both appropriate and valid for the valuation as reported herein.

4.5.7 Independence

SRK states that they have not been unduly influenced by the issuer with respect to 4.5.4, 4.5.5 and 4.5.6.

5 GENERAL CONSIDERATIONS

SRK's opinion is based on information provided by Uranium One throughout the course of SRK's investigations, which in turn reflect various technical conditions prevailing at the time of writing. While SRK has satisfied itself that such information is both appropriate and valid for the valuation as reported herein, these conditions can change significantly over relatively short periods of time and, as such, the information and opinions contained in this report may be subject to change.

The achievability of LoM plans is neither warranted nor guaranteed by SRK.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

6 PROPERTY DESCRIPTION AND LOCATION

6.1 Property Description and Location

The Project is situated at Latitude 26° 47'S, Longitude 26° 29'E in the North West Province of South Africa, some 20km south-west of Klerksdorp (Figure 1) and due west of the Bonanza Project. The Project comprises some 12,426ha over 240 farms and portions of farms, which are largely contiguous, as shown in Figure 2. The boundaries of each farm or portion have been determined by legal survey.

6.2 South African Regulatory Environment

To understand Uranium One's legal title to the mining rights in the Project, it is appropriate to present a summary of the regulatory environment in South Africa within which the Project will operate.

6.2.1 Constitution of the Republic of South Africa Act (Act No. 108 of 1996)

The Bill of Rights (Section 24) in the Constitution of the Republic of South Africa (Act No. 108 of 1996) states that 'Every Citizen has the right:

- to an environment that is not harmful to their health or well-being.
- to have the environment protected, for the benefit of present and future generations, through reasonable legislative and other measures that:
  - Prevents pollution and ecological degradation;
  - Promotes conservation, and
  - Secures ecologically sustainable development and use of natural resources while promoting justifiable economic and social development.'

This is the highest law in South Africa and forms the basis of the environmental legislation within the country.

6.2.2 South African Law: The Minerals and Petroleum Resources Development Act

The MPRDA was promulgated by the South African Parliament during July 2002 and came into effect on 1 May 2004.

Prior to 1 May 2004, mineral rights in South Africa were held privately or in some instances by the State. With the enactment of the MPRDA, all mineral rights are vested in the State. Transitional provisions in the MPRDA allow mining companies to convert their existing 'old order' rights to 'new order' rights. The transitional provisions contemplate three categories of old order rights:

(a) unused old order rights, which are mineral rights in respect of which no prospecting permit or mining authorisation had been issued under the former *Minerals Act No 50 of 1991* (South Africa) (the "Minerals Act") or, where such an issue had occurred, no prospecting or mining activities had taken place as of 1 May 2004;

(b) old order prospecting rights, which are rights to prospect in respect of which a prospecting permit had been issued under the Minerals Act and prospecting had taken place prior to 1 May 2004, and

(c) old order mining rights, which are rights to mine in respect of which a mining authorisation had been issued under the Minerals Act and mining had taken place.

Holders of unused old order rights were required to apply for prospecting or mining rights under the MPRDA within one year of 1 May 2004, i.e. before 30 April 2005.

Under the MPRDA, old order prospecting rights and old order mining rights and the related permits and authorisations granted under the Minerals Act will continue to be valid for the period granted under that legislation, subject to a maximum period of two years, in the case of old order prospecting rights, and five years, in the case of old order mining rights. To continue thereafter with prospecting or mining operations, holders of old order prospecting and mining rights are required to apply within these periods to convert their rights to the 'new order' prospecting and mining rights provided for by the MPRDA.

In terms of the MPRDA, prospecting rights will initially be granted for a maximum period of five years, and can be renewed once upon application for a further period of up to three years. Mining rights will be valid for a maximum period of 30 years and can be renewed on application for further periods each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting has been completed but mining is not commercially viable, which will have a maximum term of three years and which are not renewable. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility and evidence of an applicant's ability to conduct mining optimally, will be pre-requisites for the approval of such applications.

6.2.3 The Mining Charter

In accordance with the provisions of the MPRDA, the Mining Charter was signed on 12 October 2002 by the South African Minister of Minerals and Energy, representatives of the South African mining industry and the South African National Union of Mineworkers. The Mining Charter embraces a range of criteria against which prospecting and mining right applications and conversion applications will be considered. These criteria include issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSA's. On the issue of ownership, the Mining Charter requires that mining companies achieve 15% HDSA ownership of mining assets by 1 May 2009 and 26% HDSA ownership of mining assets by 1 May 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and for fair market value.

Applications for the conversion of old order rights are assessed against a "scorecard" promulgated by the DME. The scorecard covers human resources development, employment equity, migrant labour, mine community and rural development, housing and living conditions, ownership and joint ventures, beneficiation and reporting. The scorecard does not indicate the relative significance of each item nor does it provide a particular score which an applicant must achieve to be in compliance with the Mining Charter and be granted new rights under the MPRDA (except with respect to HDSA ownership).

6.2.4 South African Law: The Royalty Bill

The South African government released a "Royalty Bill" for comment on 10 March 2003. Under the proposed terms of the Royalty Bill, royalties of 2% and 3% of revenue from the sale of uranium and gold respectively would be payable. Mining companies have been lobbying with government for the

royalty to be based on profits, saying a royalty on sales would put marginal mines out of business. The Royalty Bill was referred back to the South African Parliament for review.

Initial proposals provided for the royalties to commence as soon as companies had met the strictures of the Mining Charter. The Minister subsequently indicated that the royalty would not be expected to take effect until the transitional period for conversion of mining rights under the MPRDA had expired, i.e. 1 May 2009.

SRK understands that a revised version of the Bill is due for release shortly.

6.2.5 Environmental Legislation

Key environmental legislation, which is applicable to the South African mining industry, is as follows:

- **National Environmental Management Act (107 of 1998) ("NEMA"), as regulated by the Department of Environmental Affairs and Tourism ("DEAT") and relevant Provincial departments of environment.** This over-arches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays and Sustainability.
- **MPRDA, as regulated by the Department of Minerals and Energy ("DME").** The MPRDA replaces the Minerals Act and makes provision for equitable access to, and sustainable development of, South Africa's mineral and petroleum resources. Regulations under the MPRDA set out the procedures for undertaking Environmental Impact Assessments ("EIAs") and for developing Environmental Management Programmes ("EMPs") for the construction, operation and closure of mines. The EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved Environmental Management Programme Report ("EMPR") in terms of the Minerals Act, and the MPRDA makes provisions for transitional arrangements. A mine must convert old order mining rights to new order mining rights by the 31 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan; a mine works plan, proof of technical and financial competence as well as an approved EMP.
- **Mine Health and Safety Act (Act 29 of 1996), as regulated by the DME.** This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental health monitoring within mine operations.
- **National Water Act (36 of 1998) ("NWA"), as regulated by the Department of Water Affairs and Forestry ("DWAF").** Chapter 4 stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alteration to watercourses) must be licensed. As with the MPRDA, there are transitional arrangements to enable permits under the former 1956 Water Act to be converted into water use licences. The Act also has requirements relating to pollution control, protection of water resources (specifically for mines, there is Regulation 704), dam safety (for dams with a capacity greater than 50 000 m^3 and a dam wall greater than 5m) and water use tariffs.
- **Atmospheric Pollution Prevention Act (45 of 1965), as regulated by DEAT.** This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes are smelters, furnaces, acid plants or roasters. The Act is outdated and will be replaced shortly when the National Environmental Management: Air Quality Act (39 of 2004) is brought into force. The new Act will allow for the setting of ambient air quality standards

and more onerous emissions standards for identified scheduled processes.

- **Environment Conservation Act (73 of 1989) ("ECA"), as regulated by DEAT and DWAF and relevant Provincial departments.** Part V of this Act states that listed activities cannot be undertaken without an environmental authorisation. The process to obtain approval includes public involvement, and if necessary, an EIA. In most cases this is not applicable as it is covered by the MPRDA; however, this must be agreed with the relevant authorities. Section 24 of NEMA and associated new regulations will shortly replace these provisions. Currently, mining is a listed activity in the draft regulations and, as such, new operations or expansions of existing operations would need to comply. Section 20 of this Act also requires the permitting of waste disposal sites.
- **National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency or relevant Provincial departments where established.** This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, if necessary, protected for the nation. Procedures for the relocation of graves are also given.
- **Hazardous Substances Act (15 of 1973), as regulated by the Department of Health.** This Act controls the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance.
- **ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial conservation authorities.** These Acts ensure protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.

An approved EMP certifies that all the legislative requirements at the date when a prospecting or mining right is granted, have been met or adequately provided for, and ongoing compliance will be monitored in terms of the approved EMP.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Based on South Africa's environmental and regulatory requirements, for existing mines monies are generally accrued based on the estimated environmental rehabilitation costs should the mine have to close tomorrow and over the operating life of a mine. Annual contributions are made to an environmental trust fund, which provides for the estimated costs of pollution control and rehabilitation. The South African Revenue Service approves such annual contributions to the trust fund and requires that the annual contributions be estimated on the basis of the remaining liability over the expected remaining life of the operation. Additional bank guarantees may be required at the start of operations and can be used to offset provision in the trust fund. Alternative measures such as insurance can be negotiated with the DME.

6.2.6 Nuclear Legislation

- **National Energy Act No. 46 of 1999 administered by the National Nuclear Regulator ("NNR").** Certificates of Registration are required for radiation sources above a certain threshold. In particular from an environmental perspective, the Act specifies the need for a public hazard assessment to determine the risks to members of the public.

6.3 Applicable International Law

6.3.1 Basle Convention, May 1994

The Basle Convention of May 1994 regulates the global trans-boundary movement of hazardous wastes as well as their disposal. The main objective of this convention is to reduce the production of hazardous wastes and to restrict the movement and disposal of such wastes.

Once the Project becomes operational, Uranium One plans to comply with this convention by disposing of certain hazardous wastes at the Holfontein Hazardous Waste Site, located east of Johannesburg on the East Rand of Gauteng Province. During the decommissioning phase, UOA will be required by the NNR to dispose of radioactive waste at the Vaalputs hazardous waste disposal site in the Northern Cape Province.

6.4 Project: Current Status

6.4.1 Mining Authorisations and Mining Leases

Uranium One has a prospecting right that permits prospecting and the mining and removal of bulk samples from a number of properties that constitute the Project. This right does not enable Uranium One to remove minerals from tailings that may be situated on the various properties. To the extent that certain rights and authorisations as set out in the Legal Due Diligence Report have changed according to the requirements of the MPRDA, SRK has relied on documentation provided by Uranium One that the changes are valid and correct. The Legal Due Diligence Report confirmed Uranium One have been granted a prospecting permit over the project area and have submitted a mining right application. The plans derived from the Surveyor General's data in support of Uranium One's prospecting and mining right applications have been compiled by Mr P Jooste, a registered surveyor with PLATO Accreditation, and are presented in Figure 2. SRK has been advised by Mr Kearney of Uranium One that a prospecting right awarded under the MPRDA supercedes all previous rights existing over the area.

SRK has been advised by Uranium One that it is not aware of any land claim registered against the Project.

Prospecting Right: A prospecting right (Protocol No 194) was awarded to Uranium One in April 2005. The prospecting rights granted to Uranium One in terms of Protocol No 194 supercedes all other mineral titles held by Uranium One and are valid for a period of two years, subject to Uranium One conducting the work set out in the prospecting programme that accompanied the prospecting right application and adhering to the conditions of the EMP. The prospecting right can be renewed on application for a further two years.

Although the Prospecting Right No 194 allowed for bulk sampling activities, this was not covered in the EMP accepted by the DME. An EMP Amendment was submitted to the Klerksdorp Regional Office on 10 July 2005. Additional information was supplied to the DME in November 2005. As there have been no further requests from the DME, Uranium One has concluded that the Prospecting Right and EMP are thus congruent and Uranium One can therefore extract the bulk samples.

Uranium Mining Right: Uranium One's application for a mining right in terms of the MPRDA was submitted on 5 August 2005 and a receipt received from the DME on 15 September 2005. The scoping report was submitted to the DME on 14 October 2005 and on 22 November 2005, Uranium One submitted the EIA and EMP. Approval of the EMP and the granting of the associated mining right is expected soon. The area covered by the mining right application is shown in Figure 2.

The mining right comes into effect on the date the EMP is approved in terms of Section 39(4) of the MPRDA and will be valid for the period specified in the right, which may not exceed 30 years but can be extended.

Surface Rights: To secure the surface rights needed for inter alia mine access, rock dumps and related surface infrastructure, Uranium One has acquired or secured a number of farms within the Project area (shown in Figure 2). SRK has been provided with sufficient information to confirm that Uranium One owns or has secured the surface rights to the Project as shown in Figure 2.

Royalty: Uranium One would be liable to pay royalties to the State from 1 May 2009 if the Royalty Bill is promulgated in its present form. The draft Bill had proposed a royalty of 2% of the revenue derived from uranium sales and 3% of the revenue from gold sales. There are no other royalties payable.

Radiation: The control of radiation hazards in South Africa is governed by the Nuclear Energy Act No 46 of 1999 and is administered by the NNR. Any one that is in possession of radioactive material must apply for registration with the NNR. Since uranium is closely associated with the occurrence of gold in South Africa, all operating underground gold mines in South Africa are registered with the NNR and practise radiation protection programmes. Uranium One is undertaking specialist radiation studies that will be needed for registration with the NNR and has submitted an application for registration.

Existing environmental liabilities: There are historical environmental liabilities associated with Uranium One's operations within its licence area. Assessment of these liabilities forms part of the feasibility study compiled by Uranium One and the necessary funding has been incorporated into the Project evaluation.

Water Use License ("WUL"): The relevant WUL was granted to Uranium One on the 6 July 2006.

Access to National Power Grid: Uranium One have submitted to the relevant authorities appropriate documentation for the Projects power requirements.

6.4.2 SRK Comments

- SRK is satisfied that Uranium One has all the permits necessary to conduct the activities currently being conducted on the Project. SRK is also satisfied that Uranium One has a programme in place to obtain the necessary permits and rights it will need to conduct mining operations at the Project.
- SRK is of the opinion that there exists a reasonable expectation that if Uranium One complies with the requirements of the Department of Minerals and Energy that the necessary mining right will be issued to Uranium One.


SOUTH AFRICA
BOTSWANA
JOHANNESBURG
SOWETO
RANDFONTEIN
WESTONARIA
CARLETONVILLE
FOCHVILLE
POTCHEFSTROOM
KLERKSDORP
STILFONTEIN
ORKNEY
VANDERBIJLPARK
VEREENIGING
SASOLBURG
PARYS
HEIDELBERG
MEYERTON
VENTERSDORP
Dominion Project
REFERENCE:
Aeronautical Map
3000 Johannesburg
0 10 20 30 40 50km
SCALE
ELEVATION IN FEET

SRK Consulting
Engineers and Scientists

URANIUM ONE
Locality Plan for the Dominion Project

FIGURE
1

Figure 1: Locality Plan for the Dominion Uranium Project


LEGEND
Surface Rights
Old Order Mining Right
Application for Mining Right
Prospecting Right Protocol 194
Prospecting Right Protocol 193
Prospecting Right Protocol 192
Mine rights holdings
Power line
Outcrop
Railway line
Roads
Rivers
Surface contours
Dams
Mine lease area
Farm boundaries
0 2 4km
SCALE
SRK Consulting
URANIUM ONE
Mineral and Surface rights in vicinity of the Dominion Uranium Project
FIGURE 2

Figure 2: Uranium One's Mineral and Surface Rights in the Vicinity of the Dominion Uranium Project

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Accessibility

An efficient network of all weather roads operates in the area of the Project, with the N12 and N14 arterial roads meeting at Klerksdorp. Rail and bus services link Klerksdorp to other centres throughout the North West Province.

7.2 Climate

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between 2°C to 20°C on average in a single day.

The site lies in the Highveld summer rainfall region and is characterised by a relatively low average rainfall (600 to 800mm per annum) that usually takes place between October to March.

Mining operations continue throughout the year and climatic conditions are not a hindrance to operations.

7.3 Infrastructure

Klerksdorp is a regional centre providing infrastructural support to mining, agriculture and manufacturing industries. The different types of local infrastructure include:

- Roads and transport infrastructure, such as railways and airports;
- Water and sanitation infrastructure;
- Telecommunication infrastructure, such as masts and pylons;
- Electrical infrastructure, such as power stations, substations, pylons and cables;
- Housing, and
- Waste removal and recycling infrastructure, such as refuse removal, pipelines, sewage plants and water purification plants.

In virtually every sector, the North West Province has had difficulty in meeting basic infrastructure delivery requirements. This will take time to address, due to the low economic growth rates in the Province and reduced budget allocations from central government.

The existing infrastructure is sufficient for both Uranium One's current operations at the Bonanza Project and the proposed operations at the Project.

Uranium One holds the surface rights to the area where the existing CIL processing plant, tailings dam and waste disposal site are situated. The existing facilities are sufficient to handle the envisaged operations.

There is a ready pool of manpower in the Klerksdorp area, much of which has previous experience in the mining sector; this availability has been enhanced following retrenchments at a number of local gold operations.

7.4 Physiography

The North West Province is the watershed for the headwaters of the Limpopo River (including the Groot Marico River which flows east to the Indian Ocean) and several tributaries of the Orange-Vaal River system, such as the Molopo River, which flow west towards the Atlantic Ocean. The North West Province is fortunate to have large groundwater reserves. The subterranean dolomitic compartments of the central region of the Province store large volumes of good quality water, which support the agriculture and domestic sectors.

The variation in climate and landforms in the Province gives rise to a diverse tapestry of landscapes and vegetation types. The project area falls within the highveld ecological zone of the Grassland Biome, which contains a wide variety of grasses typical of arid areas.



Figure 3: Typical Landscape in the Vicinity of the Dominion Uranium Project.

8 HISTORY

8.1 Brief History of Uranium One

Uranium One was formed on 27 December 2005 following the acquisition of Aflease by Southern Cross. Southern Cross was incorporated under the laws of Ontario in 1997, while Aflease (previously The Afrikander Lease Limited) was incorporated in 1921 for the purpose of carrying on gold mining operations in the Rietkuil Goldfields west of Johannesburg.

Several small mining companies operated on the Bonanza, Inner and Outer Basin Reefs adjacent to the Project from as early as 1888. Continued operations in the 1930s and 1940s were followed by the consolidation of several of these mines into the Afrikander Leases Gold Mine in 1957. In the same year Afrikander Leases listed on the JSE. AAC held a majority equity interest until divestment to minority shareholders in 1998.

In September 2005, Uranium One entered into an agreement with Micawber, a company owned by historically disadvantaged South Africans. The agreement with Micawber provides Uranium One with a BEE partner in compliance with the requirements of the Mining Charter.

Table 4: Uranium One - Brief History

Date	Event
December 1921	Aflease incorporated as a company in South Africa.
April 1957	Aflease lists on the JSE
1997	Southern Cross incorporated in Ontario
July 1998	The Klerksdorp assets are acquired from Anglo American Corporation
January 2005	Aflease changes name to Aflease Gold & Uranium Resources Limited
September 2005	BEE transaction for the Sale Assets approved by Aflease shareholders
December 2005	sxr Uranium One formed, with listings on TSX and JSE

8.2 History of Mining in the Project Area

Historical information presented below is taken from the 2005 ITR and the January 2006 ITR.

Gold and uranium mineralisation occurs in relatively thin conglomerate beds or reefs within sedimentary rocks up to several kilometres thick. These sediments occur in the Dominion Group (Pre-Witwaterand Basin) and the overlying West Rand and Central Rand Groups (Witwaterand Basin). All gold and uranium mineralisation within the Project is hosted in the lowermost portions of the Dominion Group.

Mining operations have been conducted in the area for over 115 years. Four separate mining operations (Buffelsdoorn, Afrikander, Babrosco and Elandslaagte) have reported production of over seventy three thousand kilograms (approximately 2.3Moz) of gold, which compares to in excess of 160Moz produced in the Klerksdorp area from upper Central Rand Group reefs.

Following the discovery of gold near Johannesburg, the gold rush spread eastward and westward. A certain P. Roos discovered gold in August 1886 in a conglomerate outcrop on the southern hills of Klerksdorp. In November of the same year, J. Moody-Lane discovered gold approximately 15km west of Klerksdorp on Rietkuil 626. The area became open for staking in July 1887 and the Rietkuil Goldfields were formed.

The Rietkuil Mine (which is located in the Rietkuil Section of the Project) and the adjacent Wolverand

Mine started mining operations in 1888. The African Lease Company was floated in 1892 as the successor of these two small mines. By 1895, four companies, Rietkuil Gold Mining Company, Klerksdorp Main Reef, Elandslaagte Gold Mine and Afrikander Gold Mining Company had significant interest in the Rietkuil Goldfield, and several mines were established at this time.

Various small mines operated on the Bonanza Inner and Outer Basin Reefs from 1888, including, Rietkuil Kopje Mine, Wolverand Gold Mining Company, Worcester Hope Block, East Anglian Block, Scott's Block, Huguenot Syndicate, Van Der Stel Mining Company, Ball Buoy Syndicate and the Afrikander Syndicate. The Bonanza West mine operated between 1893 and 1911, when the Bonanza Lower Reef was mined within the synclinal closure of the Rietkuil Syncline structure. Records suggest that a total production of 83kt with an average stope width of 0.6m and a recovered grade of 12g/t were achieved during the 1893-1911 period. Mining was reportedly stopped because of complex structure within the fold axis.

Small-scale operations continued with sporadic mining within the area that is currently defined as the Project, until the 1930's when mining was consolidated into only three operating companies, Babrosco Mines Limited and The Afrikander Lease Limited, which held the northeast and southwest portion of the Rietkuil Goldfield, and the PBC Syndicate which operated on a small property between the two larger mines. By 1957, the three properties had been consolidated into The Afrikander Lease Limited, which continued underground mining operations within the West Rand Group lithologies until 1964, immediately west of the Project area.

During the 1970's, AAC acquired a controlling interest in The Afrikander Lease Limited and began test mining for uranium on the Dominion Reefs to the north of the Rietkuil Syncline. During the 1980's, AAC carried out a diamond-drilling programme throughout the Rietkuil Syncline including in the Bonanza area, which returned some high-grade gold reef intersections. In 1982, Vaal Reefs Exploration and Mining Company Limited (a subsidiary of AAC), commenced tribute mining for gold at The Afrikander Lease Limited using conventional narrow underground mining technique and a conventional Carbon In Pulp ("CIP") gold plant to recover gold

Inefficiencies in AAC's CIP processing plant motivated AAC to divest its equity interest in The Afrikander Lease Limited in late 1998 in favour of a group of minority shareholders. A feasibility study completed in 1998 examined the mining of near-surface gold resources from an open pit situated within the Inner Basin for processing at the existing CIP mill. However, the near-surface gold mineralisation was found to be oxidised and amenable to comparatively inexpensive heap leach extraction. The CIP plant was decommissioned in 1999 and replaced by heap leaching for gold. Between January 2000 and December 2004, 3,277kg of gold were recovered from approximately 4.5Mt placed on the heap leach pads, for a recovered grade of 0.73g/t of gold.

Aflease had by this time identified the Bonanza Reefs as being of potential interest and had undertaken a drilling programme situated on a shallowly developed area, the Bonanza Project. In 2000-2001, Aflease began a re-evaluation of the Bonanza Reefs using reverse circulation drilling. This programme was largely unsuccessful because the reverse circulation drilling data were of insufficient quality to establish correlation of reef units and interpretation of structural data. The results from the AAC diamond drill programme were re-evaluated and Aflease initiated a follow-up drilling programme in November 2002 to test shallow Bonanza Reefs. Exploration work conducted by Aflease between November 2002 and January 2004 identified significant areas of gold mineralisation in the Bonanza areas in the northern portion of the properties.

A small-scale gold mine, with decline development to access the reefs in the Bonanza Project, was commissioned in May 2005, with the first gold produced in June 2005. This mine is still in its development phase.

8.3 Historical Resource Statements

There are no public domain historical Mineral Resource statements that SRK considers relevant to the present report. Those estimates that may have been undertaken predate the existing Mineral Resource reporting codes. AAC drilling data has been verified and used to determine the declared Mineral Resources.

8.4 Historical Production

Historical production of gold and uranium from the Project area is summarised in Table 5.

Table 5: Rietkuil Goldfields – Historical Gold and Uranium Production

Mines	Period		Tonnage	Gold Output	Recovered Grade	Uranium [1]	Recovered Uranium Grade [1]
	From	To	(metric tonne)	(kg)	(g.Au/t)	(tonne)	(% U_3O_8)
Dominion Group Reefs							
Dominion Reef Mine	1898	1936	no significant production				
	1936	1955	4,351,920	16,199	3.72	-	-
	1956	1961	1,029,063	9,549	9.28	1,823	0.18%
Rietkuil	1958	1961	80,000	-	-	108	0.14%

Assuming this represents recovered uranium, the recovered grade for uranium will be as shown.

The Dominion Reef Mine and Rietkuil operations listed within Table 5 are located within the southeastern sector of the Dominion Block and the northern sector of the Rietkuil Block respectively, within the Project area.

The Dominion Reefs were mined for gold and uranium between 1936 and 1961, with uranium exploitation only beginning in 1956. The Dominion Reefs Mine was closed for economic reasons in 1961. (The location of the Dominion Reefs Mine is shown as the "Main Shaft" in Figure 2). Four shafts were operational at the Dominion Reefs Mine, and mining for uranium occurred mostly on the Upper Reef horizon. The Lower Reef was usually a gold target. Historical mining records indicate that during the six-year period when uranium was mined at the Rietkuil Uranium Mine, approximately 1,900t of uranium concentrate were produced by AAC from ore grades varying between 0.77kg/t (in 1960) and 1.17kg/t (in 1956).

Exploration work conducted by Aflease between November 2002 and January 2004 identified significant areas of gold mineralisation in the Bonanza areas in the northern portion of Aflease's properties and the improved market for uranium warranted the re-evaluation of an existing historical uranium resource on the Dominion properties.

9 GEOLOGICAL SETTING

9.1 Regional Geology

The Project area is underlain by a granitoid basement which is overlain by Archaean rocks of the Pre-Witwatersrand Basin (Dominion Group) and Witwatersrand Basin and, in places, by younger volcanic and sedimentary rock units.

Witwatersrand Basin mining operations are mostly deep-level underground mines exploiting gold bearing, narrow (0.1-2m thick) and shallow dipping quartz-pebble conglomerate units that frequently display significant lateral continuity (kilometre scale) and which have collectively produced over 50kt (1,608Moz) of gold over a period of more than 115 years.

The Witwatersrand Basin comprises a total of 6km vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300km east northeast and 150km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin though locally this may vary. The Witwatersrand Basin sedimentary rocks are considered to be of the order of 2,700 to 3,100 million years old. Figure 4 shows a map depicting the simplified geology of the Witwatersrand Basin. The majority of gold mined within the Witwatersrand Supergroup has been exploited from quartz-pebble conglomerate bodies within the Central Rand Group. The Project is hosted within the Dominion Group, a narrow sedimentary package (<40m thick) underlying the Witwatersrand Supergroup. It is sub-divided in two main rock packages: a lower unit comprising tabular quartz pebble conglomerate sub-units (typically 1m - 2m thick) inter-layered with quartzite, overlain by a bimodal volcanic suite. The lower sedimentary unit unconformably overlies Archaean granitoid rocks. Geochronology data suggest that the Dominion Group is approximately 3.1Ga old.

9.2 Project Geology

Uranium and gold mineralisation is hosted within two narrow, quartz pebble conglomerate units that are located within the lower sedimentary unit of the Dominion Group. They are referred to as the Upper and Lower Reefs. The Lower Reef is preserved within channel features incised into the underlying granitoids; as such, the mineralised width ranges from several centimetres up to a maximum of several metres. The Upper Reef is more laterally persistent and ranges in thickness from a single parting plane to a maximum of a few metres in thickness. Between the Upper and Lower Reefs, an Intermediate Reef has been identified. This unit displays poor lateral continuity and the quartz-pebble conglomerate lenses grade laterally into barren pebbly quartzite units. The quartz-pebble conglomerates of the Upper and Lower Reef units are believed to represent high energy sedimentary accumulations above laterally extensive erosional surfaces interpreted to represent a braided stream environment developed above granitic rocks. The distribution of heavy minerals is also believed to represent features of the local sedimentary environment, such as point bar deposits within main channelisation features present in the original sedimentary environment. A variety of heavy minerals have been identified within the Dominion Group conglomerates including garnet, monazite, cassiterite, thorogummite and tantalite/columbite. In general, these minerals are accessory to the uranium and gold mineralisation.

The Dominion and Rietkuil Blocks have undergone easterly vergent thrusting, along major faults that occur within the granitoids below the Dominion Group sedimentary rocks and lavas. Additional evidence of the east-west shortening is found within the Rietkuil Syncline, an asymmetric periclinal

fold structure, with a north-easterly trending fold axis. The fold axial plane strikes northeast and dips steeply towards the northwest. East of the Rietkuil Syncline, the West Rand Group overlies the Dominion Group. To the west of the Rietkuil Syncline, the Dominion Group rocks have been transported by thrust faulting and juxtaposed against the stratigraphically higher West Rand Group rocks. To the southwest of the Rietkuil Syncline, the West Rand Group is unconformably overlain by the Platberg and Pneil Groups of the Ventersdorp Supergroup.

Figure 5 shows the surface topography and geology for the Rietkuil syncline and the Dominion Group in this area. The stratigraphy of the Witwatersrand Supergroup showing the West Rand Group (Bonanza) and underlying Dominion Group is depicted in Figure 6.

9.3 Stratigraphy

The Dominion Group consists of a narrow sequence of terrigenoclastic sedimentary rocks (ranging from 15m in thickness to a maximum of 100m in thickness) overlain by volcanic rocks. The Dominion Group is developed above Archaean granitoid rocks. Two tabular and laterally continuous quartz-pebble conglomerate units are present within the lower sedimentary sequence. The Lower Reef is a narrow (0.1m-2m thick) quartz-pebble conglomerate unit developed with weathered granitoid in its immediate footwall and is preserved within palaeo-depressions in the granitoid surface. The Upper Reef consists of a quartz-pebble conglomerate unit similar in appearance to the Lower Reef. Previous mining operations principally targeted the Lower Reef for gold and the Upper Reef for uranium. The Intermediate Reef, developed between the Upper and Lower Reef units consists of a poor-to-moderately well-mineralised pebbly quartzite unit. The conglomerate units that comprise this zone do not appear to be laterally continuous and have a lensoidal aspect. At present, whilst the Intermediate Reef unit has been extensively sampled, the focus of the Mineral Resource development remains on the Upper and Lower Reef units.

Uranium One has tenure over two major areas; namely the Dominion Reefs area, located on the northern and western side of the old Dominion Reefs Mine, and the Rietkuil and Rhenosterhoek Sections of the Afrikander Lease area, east of the Dominion Reefs area and to the north and north-west of the old Afrikander Leases Gold Mine. The Rietkuil decline is located within the northern sector of the Rietkuil and Rhenosterhoek Sections. The geology of this area is known from extensive underground workings, surface drilling and a series of two dimensional seismic profiles conducted over these areas. Within the Uranium One properties, the most attractive exploration targets consist of the near surface extensions of the Upper and Lower Dominion Reefs.

9.4 Structural Geology

The Dominion Group is preserved in two major areas, the Rietkuil-Rhenosterhoek Block and the Dominion Block (Figure 7). The Dominion Block forms an open asymmetrical syncline pitching to the south west from the Rietkuil-Rhenosterhoek Block. The south striking and west dipping Hartebeesfontein thrust fault separates the westernmost Dominion Block from the Rietkuil-Rhenosterhoek Block. The eastern limit of the Rietkuil Block is defined by the easterly vergent Rietkuil thrust fault, which has thrown the Dominion rocks up and over the younger Witwatersrand Supergroup lithologies. The Rietkuil Block forms a broad syncline while the Rhenosterhoek Block forms an anticlinal structure between the Dominion and Rietkuil Blocks. The major fault orientations in this area are north-south and a younger northeast-southwest set. A third possibly younger fault family include flat bedding parallel faults, which are most prominent along the sediment-granite and sediment-lava contacts. The Rietkuil and Rhenosterhoek Sections are structurally complex. The main structure is a north-trending syncline plunging to the south. Most faults are normal with displacements of up to 350m. The reef dips between 20° to 40°.


DOMINION URANIUM PROJECT
Westerdam dome
Ventersdorp dome
Hartebeestfontein dome
Vredefort dome
Vredefort
Vreysrus dome
Johannesburg
Carletonville
CENTRAL RAND GOLDFIELD
EAST RAND GOLDFIELD
WEST RAND GOLDFIELD
FAR WEST RAND GOLDFIELD
Heidelberg
Devon dome
Bethal
EVANDER GOLDFIELD
Vereeniging
Potchefstroom
KLERKSDORP GOLDFIELD
Bothaville
Kroonstad
FREESTATE GOLDFIELD
Welkom
LEGEND
Younger cover sequences
Exposed Central Rand Group
Covered Central Rand Group
Exposed West Rand Group
Covered West Rand Group
Dominion Group
Exposed granitoid basement
Major faults
Gold fields
Mining Assets
BOTSWANA
NAMIBIA
ZIMBABWE
MOZAMBIQUE
SOUTH AFRICA
100
0
100 Km
SCALE
SRK Consulting
Engineers and Scientists
URANIUM ONE
Simplified Geology of the Witwatersrand Basin
FIGURE 4

Figure 4: Simplified Geology of the Witwatersrand Basin


LEGEND
Aluvium
Ventersdorp supergroup
Witwatersrand supergroup
Dominion group
Granitic basement
Faults
Slimes dams, rock dumps
Mine rights holdings
Power line
Outcrop
Railway line
Roads
Rivers
Surface contours
Dams
Mine lease area
Farm boundaries
0
2
4km
SCALE
SRK Consulting
Engineers and Scientists
URANIUM ONE
Surface Topography and Geology
FIGURE
5

Figure 5: Surface Topography and Geology


METRES
KLERKSDORP
EAST RAND
Ventersdorp Supergroup
Klipriviersberg Group
Subgroup
Formation or synthem
Placers
Formation or synthem
Placers
3000
2000
1000
0
1000
2000
3000
4000
5000
6000
7000
Turffontein
Central Rand Group
Johannesburg
Venterspost
VCR
Mondeor
E3-5
Bastard
Klerksdorp
Dennys
Gold Estates
Crystalkop
'C'
Strathmore
Zandpan
Vaal Reef
Stilfontein
Livingstone
Commonage
Commonage
Ada May
Malmani Dolomite
Black Reef Quartzite
Black
Elsburg
Kimberley
Kimberley
Booysens
Krugersdorp
Bird
Randfontein
Main Leader
WITWATERSRAND SUPERGROUP
West Rand Group
Jeppestown
Roodepoort
Crown
Babrosco
Veldschoen
M
Rietkuil
Buffelsdoorn
Elandslaagte
Government
M
Palmietfontein
Rivas
Coronation
M
Welgegund
Promise
Bonanza
Government
Bonanza
Roodepoort
Crown
Florida
Government
Promise (not fully Exposed)
Hospital Hill
Rooipoort
M
M
Brixton
Parktown
M
M
Goedgevonden
M
M
M
Orange Grove
Orange Grove
Dominion Group
Syferfontein Porphyry
Renosterspruit Andesite
Renosterspruit Quartzite
Dominion
Archaean Granite
DOMINION REEF SEQUENCE
METRES
20
0
UPPER REEF
INTERMEDIATE REEF
LOWER REEF

SRK Consulting
Engineers and Scientists

Simplified Witwatersrand Stratigraphy Showing the Location of the Dominion Group underlying the Witwatersrand Supergroup

FIGURE 6

Figure 6: Simplified Witwatersrand Stratigraphy Showing the Location of the Dominion Group underlying the Witwatersrand Supergroup


RIETKUIL SECTION
RIETKUIL SYNCLINE
DOMINION SECTION
LEGEND
UPPER REEF RESOURCE BLOCKS
SCALE 1:110 000
SCHEMATIC SECTION 2972 000
SRK Consulting
URANIUM ONE
Geological Structure, Dominion Upper Reef, Showing Resource Blocks
FIGURE 7

Figure 7: Geological Structure, Dominion Upper Reef

10 DEPOSIT TYPES

The Dominion Group's gold and uranium mineralisation is typical of gold and uranium mineralisation encountered throughout the Witwatersrand Basin. The gold and uranium mineralisation occurs in coarse-grained sedimentary units (conglomeratic units) forming laterally extensive thin reefs, ranging from a few centimetres to a few metres in thicknesses. This style of mineralisation is generally considered to represent paleo-placer deposits, although the extent of hydrothermal modifications and an epigenetic introduction of gold into the quartz-pebble conglomerates remain hotly debated. As such, the gold and uranium mineralisation is stratabound and sedimentological features such as channelisation exert strong local controls. Adjacent fine-grained sedimentary units are typically barren.

The mineralisation within the Dominion Group is contained principally within two quartz pebble conglomerate units (Figure 6). The Upper Reef was the main uranium carrier exploited during the previous mining activities and typically contains lower gold grades. The Lower Reef has moderate gold and uranium grades.

The current exploration model is seeking to confirm the nature (width and grade) and continuity of the mineralised conglomerate units within the shallower (<500m below surface) areas of the Rietkuil and Dominion Blocks. The drilling strategy is to test the lateral continuity of sedimentological features, specifically channels, as determined from interpretation of available data.

11 MINERALISATION

The outcrop of the Dominion Reefs extends for approximately 10km on the eastern side of the Dominion Reefs area and strikes north-south. The reef dips to the west and reaches a depth of approximately 1,000m about 3km down dip from the outcrop. The Lower Reef exhibits pronounced thickness variations, and this reef is thickest in the palaeochannels superimposed on the granite; locally the Lower Reef unit may comprise a robust conglomerate body up to 2m thick within well developed channels, and may also be present as a single layer of pebbles developed above the weathered granite floor. For most of the area, the Upper Reef is separated from the Lower Reef by a pebbly quartzite or matrix-supported conglomerate, sometimes referred to as the Middle Reef. Faulting has extensively disturbed both the Lower and Upper Reefs. The gold and uranium mineralisation form tabular zones, with lateral dimensions of continuity many orders of magnitude greater than the thickness of the bodies.

In the Upper Reef the uranium is present mainly in the form of uraninite (UO_2). This makes the extraction of uranium a relatively easy process. In the Lower Reef, however, the uranium is mainly present as coffinite (a uranium silicate altered from uraninite). It is more difficult to extract uranium from this mineral than from uraninite. Other minerals that carry uranium are brannerite, uranothorite, uraniferous leucoxene, monazite, zircon and columbite.

In the Rietkuil Section, the Lower Reef is only sporadically developed. The depth ranges from outcrop to 1,400m in the west. Both reef units are developed above significant unconformity surfaces and it is considered that material accumulated on the unconformity surfaces and was redistributed within fluvial sedimentary environments that were responsible for the development of the Upper and Lower reef units. Local mineral distribution is believed to be linked to specific features within a braided fluvial stream environment, including bars.

12 EXPLORATION

The Dominion Reefs have been mined for gold between 1898 and 1961 and for uranium between 1956 and 1961 from two underground mines (Rietkuil and Dominion; Table 5). Exploration data about the Rietkuil and Dominion mines area was accumulated throughout the life of the projects by various project operators including The Afrikander Lease Limited, AAC, and subsequently by Uranium One and its predecessor companies. The database that has been developed from the historical information includes sampling results from surface drilling and surface trenching and underground chip sampling. The database represents aggregate data collected over a long period of time. Documentation describing the historical sampling procedures employed as well as the analytical methods does not exist. Based on knowledge of the companies involved, it is *likely* that the sampling approach utilised would have conformed closely to an 'industry standard' of the day, which is largely similar to the methods presently employed within the South African gold mining industry. Documentation relating to analytical quality control procedures, and results relevant to the historical data, have not been located or identified; data relating to sub-sampling procedures that may have been used to reduce sample mass to the assay aliquot have not been located or identified.

Additional geological and structural information about this area was obtained through geological mapping, seismic profiling and detailed sedimentological studies. The geology and structure of the sedimentary sequence forming the Rietkuil syncline is reasonably well established to allow precise stratigraphic correlation using borehole information and terrain modelling.

Following the closure of the Dominion Reefs Mine and the Rietkuil Section of Afrikander Leases in 1961, the uranium potential of the Dominion Reefs was re-evaluated on at least two occasions during late 1960s and 1970s by AAC.

Following the reorganisation of Afrikander Lease Limited in 1998, two relatively restricted exploration programmes were undertaken by Afrikander Lease Limited to evaluate the gold and uranium potential of the Dominion Reefs. In 1998, two areas of the Upper Reef from the North Winze and Central Shaft area were investigated by trenching. During 2001 limited reverse circulation drilling was performed in the Central Shaft area as follow-up on the trenching results. The trenching results and limited reverse circulation drilling were inconclusive; at the time of this work Afrikander Lease Limited was focussed on gold and the results obtained from this exploration work did not lead them to revisit the uranium mineralisation at Dominion. Evidence of this focus is also supported by the fact that during their initial exploration efforts at Bonanza, Afrikander Lease Limited did not assay for uranium within these mineralised units.

In 2004 and early 2005, Uranium One conducted a verification of the existing data at Rietkuil/Dominion and initiated additional surface drilling programmes on these properties to validate historical drilling data and re-investigate the uranium resource indicated from historical exploration data. At the time this report was prepared, drilling was ongoing, but available results are presented and described within the following sections.

12.1 Historical Data Review

A comprehensive review of the AAC borehole database has been completed and documented by Shango Solutions on behalf of Uranium One. Details of this review have been reported within the January 2006 ITR.

Concurrently with these verifications, a re-sampling programme was initiated by Uranium One in September 2004. Details of the re-sampling programme, including specific details of analytical comparisons have been reported within the January 2006 ITR.

13 DRILLING

13.1 Historical Drilling.

A large number of diamond drill holes have been drilled in the Dominion and Rietkuil areas prior to the current activities of Uranium One. A total of 248 diamond drill holes are recorded as being drilled collectively by The Afrikander Lease Limited, Anglo American Prospecting Services ("AAPS", on behalf of AAC), as well as some holes drilled by Anglovaal and Dominion Reefs Mine; of these holes 229 are considered relevant, having been drilled in the Rietkuil and Dominion areas. These holes were drilled between 1919 and 1996. For some holes, the date of drilling has not been recorded.

For the current project area, partial records for a total of 117 historical diamond drill boreholes and underground chip samples are available from archived mine data. Results from the other 112 drill holes, which significantly pre-date the re-examination of the mine by AAC, have not been stored at the mine and are considered to be lost. The available information is archived on hard copy maps and printed reports held in storage at the mine.

Between 1966 and 1970, as part of a re-evaluation of the uranium resource, AAPS drilled 87 diamond BQ-BX-size core holes (55mm holes, 8.9kg/m core), 63 of which intersected the base of the Dominion sequence, resulting in a total of 42,291m of core (excluding deflections). Each borehole was drilled from surface to intersect the mineralised reefs. Two deflections were also obtained from each of the first 27 boreholes. Records from these drill holes are available and have contributed to the analysis and estimation of the Mineral Resources in the Dominion and Rietkuil project areas.

13.2 Uranium One Drilling

In 2004, Uranium One began re-evaluating the uranium potential of the Dominion Reefs. This re-evaluation included a surface diamond drilling program which commenced in May 2005. The drilling program has aimed at validating historical drilling and uranium sampling information and at infill drilling in the Rietkuil and Dominion areas (Figure 8). As part of the initial validation process, six diamond core holes, twinning original AAC drill holes around the Rietkuil decline area, have been completed and analysed; these results have been described within the January 2006 ITR. SRK concluded that the twinning exercise showed similar grades and mineralization widths within the twinned holes and that the twinning supported the validity of the original analytical data.

The infill drilling has focused on areas identified as primary exploration targets, namely Rietkuil Declines 1 to 3 and Dominion Declines 1 and 2 (Figure 8 and Figure 9). The drilling program has been undertaken by Hallcore and Murray and Roberts Drilling contractors. Shango Solutions, a geoscience consultant, has assisted with technical and logistical support during the duration of the drilling program. The drilling program is aimed at increasing the confidence in the Mineral Resources located at vertical depths of less than 500m below surface. The drilling has been undertaken on a grid spacing of approximately 200m, taking cognisance of existing drill hole information, surface and underground infrastructure and geological discontinuities. The complete record of diamond drill holes developed by Uranium One, since commencement of their exploration at Rietkuil and Dominion is presented as Appendix 1.

The 2005-2006 drilling campaign (to 15 April 2006) has consisted of 105 BQ- and NQ-calibre diamond drill holes, totalling 27,779m of drilling (including 2,534m of deflections), in the Rietkuil No. 1, No. 2 and No.3 and the Dominion No.1 and No.2 Sections of the Dominion property. The localities of the drill collars within the current drill programme, as well as the historical drill holes are presented as Figure 8. Detailed views of the drilling within the Rietkuil and Dominion Blocks are presented as

Figure 9 and Figure 10 respectively. Of the 105 drill holes, 3 were abandoned prior to any reef intersection and a further 14 intersected either faulting or areas of no reef development. All boreholes have been drilled vertically. Generally, for boreholes at depths greater than 100m, a single, short (<50m) deflection is drilled. Where boreholes exceed 500m, two short deflections are drilled. Deflections are non-directional, unless faulting of known orientations are intersected, and then directional wedging is used to cross fault loss zones.


Rietkuil Area
Rietkuil 1 Decline
Rietkuil 2 Decline
Rietkuil 3 Decline
Dominion 2
Decline Area
Dominion Area
Dominion 1
Decline Area
Kilometres
0 1 2 3 4
Key
SRK Consulting
URANIUM ONE
Historical and newer drill collar localities
within the Rietkuil and Dominion blocks
FIGURE
8

Figure 8: Historical and Newer Drill Collar Localities within the Rietkuil and Dominion Blocks.


Key
Fault
Reef outcrop position
Underground workings
Stoping
Borehole utilised for resource definition
Reef faulted out
Historic borehole (reef intersection)
Historic borehole (reef faulted out)
metres

SRK Consulting
Engineers and Scientists

URANIUM ONE

Detailed locality map, showing the recent Uranium One drilling within the Rietkuil area

FIGURE 9

Figure 9: Detailed Locality Map, Showing the Recent Uranium One Drilling within the Rietkuil area.


KEY
Fault
Reef outcrop position
Underground workings
Stoping
Borehole utilised for resource definition
Reef faulted out
Borehole abandoned
Historic borehole (reef intersection)
Historic borehole (reef faulted out)
metres
0
500
1000

SRK Consulting (Engineers and Scientists)	URANIUM ONE Detailed plan, showing the drill collar locations for the recent Uranium One diamond drill holes, as well as historical drill holes within the Dominion area	FIGURE 10

Figure 10: Detailed Plan, Showing the Drill Collar Locations for the Recent Uranium One Diamond Drill Holes, as well as Historical Drill Holes within the Dominion Area.

14 SAMPLING METHOD AND APPROACH

There are no records of sampling approach and methodology used to collect historical drilling data. For the AAPS drilling, strict field and sampling procedures were standard practice and there is no basis for considering that practices have differed significantly from company policies. Drilling through reef intersections was typically conducted under the surveillance of a site geologist and drilling of subsequent deflections was typically supervised by a different geologist.

For the Uranium One drilling, core assay samples have been collected from half core, honouring geological boundaries that have been identified within the core during the detailed logging of these cores. Reef intersections are sawn lengthwise with a diamond saw along a line through the low point of the bedding planes within the cores. Core was sampled on all identified reef intersections and also into the adjoining hangingwall and footwall lithologies. Details of the locations of the sampling completed by Uranium One are presented within Section 16.1.

Historical underground chip samples were collected with a chisel and a rock hammer in continuous channel typically cut perpendicular to the dip of reefs. Underground channel samples were typically collected every 2m of advance along sidewalls of development drifts along a reef.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

There are no comprehensive records describing the sample preparation, assaying procedures and quality control measures used to collect much of the historical assaying data when the mines were operating. Historical samples collected by The Afrikander Lease Limited and AAC are assumed to have been assayed for gold and uranium at the Anglo American Research Laboratories ("AARL") located in Ormonde, south-central Johannesburg. This laboratory was responsible for all analytical work for the AAC. At the time the assays were performed there were no recognised accreditation systems for assay laboratories. This laboratory is now registered under the South African National Accreditation System.

The South African National Accreditation System ("SANAS") is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice (GLP) test facilities are competent to carry out specific tasks. SANAS certificates are a formal recognition that an organisation is competent to perform specific tasks. SANAS is responsible for the accreditation of Certification bodies to ISO/IEC Guide 62, 65 and 66 (and the IAF interpretation thereof), and laboratories (testing and calibration) to ISO/IEC 17025. Inspection bodies are accredited to ISO/IEC/17020 standards. GLP facilities are inspected for compliance to OECD GLP principles.

SRK considers that AARL maintained a high standard in sample handling and assay quality, although the historical records relating to these analyses are not available. Within general industry practice within the Witwatersrand, diamond drill core is typically inspected in detail to identify losses or instances of poor recovery of drill cores. Intersections that display poor recovery (less than typically 90% within the conglomerate unit) would be highly likely to be rejected from any further participation in the resource estimate. With this background, SRK considers that it is very unlikely that there are any core recovery related issues attached to the historical sampling results that would materially affect the results derived from these samples.

Gold was typically assayed by conventional fire assaying procedures with a gravimetric finish as required by South African mine standard quality controls. This was the industry standard within the Witwatersrand area at that time.

For the 1966-70 drilling programme, uranium assays were performed using either an unspecified radiometric method that measures the natural radioactive decay emissions of uranium in a dry sample ("dry assay"), or a spectrophotometric methodology, in which the sample is taken into solution ("wet assay"), uranium is separated from the solution by solvent extraction and a colouring compound (2-(5-bromo-2-pyridylazo)-5-diethylaminophenol known as bromo-padap) is added to the solvent (personal communication by C.E. Feather, former chief Chemist of AARL). Typically, the assaying procedure involved initial assaying using the radiometric method (dry assay), followed by re-assaying of reef intersections yielding significant uranium using the more precise spectrophotometric methodology (wet assay).

Archived drill core records also indicate that samples collected during the 1977-78 drilling programme were assayed for uranium using an undocumented X-ray fluorescence technique. At this time, robust assaying and correction protocols for assaying uranium by X-ray fluorescence and calibration standards were available providing accurate uranium assays (personal communication by C.E. Feather).

For the current drilling programme, all assaying is conducted at the SANAS-accredited Set Point Laboratories located in Johannesburg. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical-emission spectroscopic ("ICP-OES") finish on

50g assay aliquots, and uranium assays are performed using X-ray fluorescence spectrometry on a pressed powder pellet or a borate fusion disc. Uranium One has developed a comprehensive set of written procedures to monitor all aspects of the drilling, sampling and data handling process. Samples are collected under the inspection of site geologists, responsible for the field management and implementation of the drilling and sampling programmes. In the opinion of SRK, these procedures are above industry standard and provide relevant additional safeguard of exploration data collected by Uranium One.

Individual sample lengths within the mineralised zones are ideally 20cm, but limited to a minimum length of 15cm and maximum length of 30cm of half core. Geological (lithological) boundaries dictate changes in sample length. The mineralisation is clearly visible within the drill core as typically dark coloured quartz-pebble conglomerate units developed with quartzitic footwall and hangingwall. In the case of the Lower Reef, the footwall is a distinctive granitoid. Samples are marked within the intersection length of the conglomerate body and typically extend 2cm above the upper contact of the conglomerate and also 2cm below the footwall contact, to ensure that sampling is complete within the mineralised unit. Whilst assays are undertaken on each sample, the results are composited to represent a single mineralised length and grade representing each reef intersection.

Samples are delivered to the on site sample preparation laboratory, located at the plant site on the old Afrikander Lease Gold Mine. This laboratory is managed by Superlabs Ltd on behalf of Uranium One. Samples, consisting of split diamond core, are crushed within a jaw crusher and then pulverised using a closed-circuit ring and puck mill. These instruments are cleaned after every sample using compressed air, as well as a barren quartz-wash, consisting of river sand that is pulverised after each sample. Granulometry of the samples is monitored by wet-screening every 10th sample. Three pulp samples are prepared for each sample submitted to the laboratory, a primary aliquot, a duplicate and a library sample. In addition, blind certified reference materials are inserted within the sample stream, packaged within the same envelopes as pulp samples and numbered sequentially.

Samples are organised in sequential number and blank samples, consisting of either barren lava samples or quartz river sand samples, are inserted within each intersection of reef encountered within each drill hole or deflection. At present, Uranium One is making use of six separate certified reference materials; three for uranium (grades varying from 256ppm to 1,241ppm) and three for gold (0.21ppm to 3.99ppm). Detailed analysis of the results of the standard analyses is presented as Section 16.1. Packaged sample pulps from the preparation laboratory are delivered to the analytical laboratory, on a weekly basis. In SRK's opinion, the security procedures attached to the current sampling programme are adequate.

Historical assay results were commonly reported using the imperial unit system, whereby uranium assays were reported in pound of U_3O_8 per ton and gold assays were reported in pennyweight gold per ton. Recent assays are reported using the metric system.

SRK is of the opinion that the work undertaken on the Rietkuil and Dominion properties by Uranium One was done to sufficient standards for the data to be used as the basis of a Mineral Resource estimate. SRK understands that no employee, officer, director or associate of Uranium One is employed by Superlabs in the preparation of samples for analysis.

16 DATA VERIFICATION

16.1 Uranium One Verifications

In 2004, Uranium One initiated a verification programme designed to assess the reliability of historical uranium sampling data derived primarily from the AAPS drilling programme conducted between 1966 and 1970. These verifications included validation of the borehole database against available written records, and re-sampling of available archived core sections for check assaying. In addition, during the third quarter of 2005, Uranium One initiated a verification drilling programme to obtain a duplicate drilling intersection from a subset of the historical boreholes drilled by AAPS. By August 2005, a total of 6 diamond drill holes had been developed within the Rietkuil Area yielding eight intersections of the Upper Reef and four intersections of the Lower Reef. Details of the results and procedures employed within this twin-hole verification program have been reported in the January 2006 ITR.

In summary, SRK is satisfied that appropriate care and diligence has been exercised within the logging and sampling of this twin-hole drilling programme.

Within the current ongoing drill programme, the analytical quality of the results received from Set Point Laboratories has been monitored through the continuous submission of UREM and SARM certified reference materials. Samples are prepared at the mine site laboratory and the certified reference materials are submitted as blind samples to the laboratory, within batches of normal analytical samples. Both the standards and the samples are prepared pulps that are packaged within the same pulp-submission envelopes. Blank samples are also inserted within the sample stream. Uranium One have monitored analytical quality through the use of three UREM (to monitor uranium values) and three SARM standards (to monitor gold grades). These materials were selected to monitor the quality of the Uranium One drilling, following some initial trials using a larger range of UREM standard materials. The results of the standards received from Set Point Laboratories to date are presented graphically within Figure 11 and Figure 12. Statistics of the returned values are presented within Table 6 and Table 7, for the UREM and SARM standards respectively.


UREM9
Sample ID
UREM5
Sample ID
UREM10
Sample ID

Figure 11: Laboratory Returns for UREM 9, UREM 5 and UREM 10 Uranium Standards, Relevant to the Current Uranium One Drilling Programme.

Table 6: Statistics of Returns of UREM Standards Submitted within the Current Uranium One drilling Programme.

Standard	Count	Mean	Maximum	Minimum	Std Dev	CoV
UREM9	91	253	274	228	7.82	0.031
Certified value		**258**				
UREM5	47	816	849	598	38.08	0.047
Certified value		775				
UREM10	85	1287	1378	1233	23.87	0.019
Certified value		**1241**				

From Figure 11 and Table 6 it can be seen that for the two higher grade UREM standards (UREM 5 and UREM 10), there is an observed tendency for the Set Point results to overstate the certified standard values. For UREM 5, the average value reported by Set Point exceeds the certified value by 5%. For the UREM 10 standard, the average Set Point value overstates the certified value by approximately 4%. In contrast, for the lower grade UREM 9 standard, the average value returned by Set Point understates the certified value by less than 2%.



Figure 12: **Laboratory Returns for SARM 53 and SARM 54 Au Standards Relevant to the Current Uranium One Drilling.**

Table 7: **Statistics of the Returns of SARM Standard Materials Submitted within the Current Uranium One Drilling Programme.**

Standard	Count	Mean	Maximum	Minimum	Std Dev	CoV
SARM56	14	2.55	2.78	2.05	0.18	0.070
Certified		2.69				
SARM53	20	3.69	4.10	3.31	0.22	0.059
Certified		3.99				
SARM54	14	0.18	0.22	0.15	0.02	0.093
Certified		0.21				

For the SARM results, there is a strong tendency for the Set Point gold results to understate the standard values, by between 5% and 12% at the lower values.

The extent of the observed biases between results received and the certified values for two of the three UREM standards that have been employed within the Uranium One drilling programme has triggered investigations into the possible causes of this apparent discrepancy. Part of this investigation is focussing on the performance of the UREM standard reference materials themselves. Readers are reminded that UREM 9 and UREM 10 were certified in July 1981 and UREM 5 was certified in August of the same year. At present, there is a requirement for continuous ongoing monitoring and management of this issue, but the observed differences do not, in SRK's opinion, preclude the use of this data from the Mineral Resource estimate. The implication, however, is that portions of the newly drilled areas almost certainly reflect slightly conservative Au estimates and *may* also be indicative of

slightly optimistic U_3O_8 estimates. SRK is satisfied that the analytical procedures employed within this verification programme are appropriate. SRK is satisfied that appropriate care regarding sample security has been exercised.

16.2 SRK Verifications

As part of the present investigations, SRK conducted certain independent verifications to ascertain the reliability of project exploration data for resource estimation.

SRK visited the Project on 11 July 2005 and again on 30 November 2005. During these visits, SRK examined selected core intercepts from boreholes recently drilled by Uranium One. The Upper and Lower Reefs were also examined in underground exposures on level 1 of the Rietkuil Incline Shaft to ascertain the geological setting of the gold and uranium mineralisation. At the time SRK visited the project, Uranium One was actively drilling with four drilling rigs on the Project. SRK visited a drilling site and reviewed the drilling and core handling procedures. In the opinion of SRK, Uranium One field procedures are adequate.

In addition, on 22 July 2005 SRK visited the on-site sample preparation plant where samples from the current infill drilling and twin-hole drilling programme are being prepared. The split diamond core samples are crushed within a jaw crusher and the entire sample is pulverised within closed circuit ring-and-puck mills. One in ten samples is subjected to wet-screening tests to ensure that the sample granulometry is acceptable (90% passing -75µm). Samples are split into assay aliquots, lab duplicates and library samples. Certified standard reference materials are inserted as blind trials within the sample stream and blanks are also inserted within the observed reef intersections. Based on this site visit, SRK is satisfied that the sample preparation procedures are being conducted in an acceptable fashion.

SRK examined previous audit and competent person's reports and reviewed the resource modelling methodology with Uranium One personnel and resource estimation consultants. In the opinion of SRK, Uranium One exercised care in assembling the exploration database for the Project. Appropriate measures were taken to validate historical graphic, drilling and sampling information about the geology and structure of the Dominion Reefs. This database represents aggregate data collected over a long period of time by different operators. Despite inconsistencies noted by Uranium One during the compilation and validation of historical information, SRK is of the opinion that the quality of the current database is sufficient to allow reasonable interpretation of the lateral continuity of the gold and uranium bearing reefs.

Considering that the current drilling programme will further improve the validation of the structural model and will provide additional validation for the historical assaying results, SRK considers that the Uranium One database is of sufficient quality for the purpose of resource estimation.

17 ADJACENT PROPERTIES

There are no operations conducted by third parties that adjoin the Project and hence are not considered relevant for the purpose of this ITR.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

Please refer to Section 25 "Recoverability"

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Introduction

The Qualified Person responsible for the Mineral Resource estimate, dated 1 June 2006, is Dr I.C. Lemmer. Dr Lemmer is an independent geo-science consultant who was subcontracting to Uranium One. The methodology and results employed in the development of the Mineral Resource estimates are described within a report entitled "Mineral Resource Estimation of the Rietkuil/Dominion Project Areas" and dated May 2006. The Qualified Person responsible for the Mineral Reserve estimate dated 1 June 2006, which was audited by SRK was Mr Pat Willis an independent mining engineer, subcontracted to Uranium One.

This section summarises the methodology used by Uranium One and its consultants to derive and classify the Mineral Resource and Mineral Reserve estimates for the Project. Comments are expressed by SRK regarding the reasonableness of these estimates in support of the audited Mineral Resource and Mineral Reserve Statements prepared by SRK for this project.

19.2 Reporting Requirements

The Mineral Resource and Mineral Reserve estimates for the Project have been prepared by Uranium One and its consultants in accordance to the SAMREC[3] reporting Code, as required by Section 12 of the JSE Listing Rules. SRK presents the Mineral Resource and Mineral Reserve statements in this ITR in accordance with the SAMREC Code. SRK further declares that the terminology as stated in the SAMREC Code is materially similar to the CIM Standards[4] mandated by National Instrument 43-101, and considers that the Mineral Resources and Reserves of the Project would be identical, if reported in accordance with the CIM Standards.

19.3 Data Quality and Quantity

The structural block plans describing the geology of the Rietkuil and Dominion areas were prepared by AAC when it was the operator of the Dominion Reefs Mine. These plans show property boundaries and geological structure and borehole positions. More detailed stope and development sampling plans were also available for the Rietkuil and Rhenosterhoek Inclines and for the Dominion Reefs Mine. SRK did not independently verify the accuracy of these plans and borehole positions. Reliance has been placed on the work carried out by AAC over the years that the data was generated. SRK considers that this information is reasonably reliable since these documents were prepared according to standards supervised by the South African Government Mining Engineer during the period in which the mining took place.

The historical diamond drill and underground channel sample data have been included within the previous estimates of the Rietkuil and Dominion Mineral Resource estimates and reported within the 2005 ITR and the January 2006 ITR. In addition, Uranium One has been actively drilling and sampling within both the Rietkuil and Dominion Blocks.

[3] South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000

[4] CIM Standards on Mineral Resources and Reserves Definitions and Guidelines ("CIM Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council on 11 December 2005 ("CIM 2005") or amended or supplemented from time to time.

Prior to the development of the Mineral Resource estimate, the underground channel sample data within the Dominion and Rietkuil area have also been re-examined by Global GeoServices, an independent geoscience contractor who has undertaken work on behalf of Uranium One. This data represents channel samples that were cut across the thickness of the reef unit within the underground developments, which were all developed within the plane of the reef. This data has been recorded on paper plans, showing composite results of the individual samples taken across the thickness of the reef unit. During the previous estimations this data was reviewed and efforts made to ensure that the data had been correctly recorded, co-ordinated and converted to metric units where necessary. Details of comparisons between the underground channel samples and surface drill hole results have been presented within the January 2006 ITR. One other issue with this data relates to the information that was recorded on the plans; in many cases, these development samples record only grade data and exclude accompanying width data. It has been assumed that samples represent the grade of an estimated stope width cut that is commonly recorded on the plans as being 30 inches. Where thickness data exist for some of the sample sections, it has been assumed that this thickness is representative of the surrounding sections, for which only grade data exist. During the current resource estimation, and also within the estimation results presented within the January 2006 ITR, the total uranium and gold contents (determined over the stoping width) from the underground samples were utilised in the Mineral Resource estimate. Determination of width calculations however, only considered borehole information, where complete reef intersections are certain.

19.4 Mineralisation Definition and Resource Estimation

The lateral extent of the gold and uranium mineralisation has been based on a structural model describing the lateral disposition of the uranium and gold bearing quartz-pebble conglomerates that was prepared by AAC from borehole and seismic profiling information. The data on which the structural model was based has not been independently reviewed by SRK and the resulting Mineral Resource model is largely dependent on the accuracy of this model to present a reasonable representation of the geological structures under consideration.

Historical Mineral Resource estimates for the Rietkuil and Dominion Blocks have been prepared by AAC. These estimates were documented in a series of maps showing the location of underground mine developments and the position of each resource block. Mineral Resource blocks were defined on the basis of available sampling information and block boundaries frequently coincide with interpreted faults offsetting the mineralised reefs as defined within the reef structural model. Areas were converted into tonnes using a constant tonnage factor of $2.70t/m^3$ and the estimated stoping width.

For the current estimates, completed at the end of May 2006, the modelling and estimation of the Mineral Resources for both the Rietkuil and Dominion Sections have been undertaken using very similar approaches; accordingly a single description of the methodology is presented.

The current Mineral Resource estimates for the Project have been prepared by Dr I.C. Lemmer, an independent geological and geostatistical consultant based in Johannesburg, South Africa. Dr Lemmer has undertaken these estimates on behalf of Uranium One. SRK has reviewed the reports prepared by Dr Lemmer, as well as data files and models provided in support of the estimation. SRK has not re-estimated the Mineral Resources but has undertaken sufficient checks to be able to comment on the veracity of the estimates.

For both the Upper and Lower Dominion Reef units two-dimensional grid models of the metal

accumulations, as well as the channel widths have been estimated. These grid models have been developed for both the Rietkuil and Dominion Blocks. Detailed examination of the distribution of metals within the Upper and Lower Reef units has revealed a pattern where the Upper Reef displays a distinct tendency to be 'top loaded', namely that the upper surface of the Reef Unit is most consistently mineralised with a tendency for the average grade to decrease downwards through the conglomerate unit. In contrast, the Lower Reef displays a "bottom loaded" character. The significance of these characteristics of the two reef units was not clearly defined within the previous AAC drill data because, in most cases, the data were recorded as a single composite value. The significant number of drill holes added to the project area by Uranium One, with detailed sampling across the reef interval has permitted confirmation of this behaviour of the mineralised units. Uranium One have capped the maximum mining cut width at 1.6m for both the Upper and Lower Reef, the minimum mining width has been fixed at 1.0m, within the areas for which sufficient new drilling data exist. All samples with a channel width greater than 1.6m have been truncated to 1.6m, samples with channel widths less than 1.6m, but greater than 1m have remained unaffected by this process. For Upper Reef samples, the mining width extends from the reef hangingwall surface downwards, with the lower portion of the conglomerate unit truncated if necessary. For the Lower Reef, the upper portions of the reef have been truncated. If the channel width is less than 1m, the width of the reef unit intersection has been increased to a constant 1m and the metal grades of the intersection have been adjusted to reflect the inclusion of barren dilution within this increased width of the mineralised unit. The diluting material has been assumed to have zero grades, of both U_3O_8 and Au. In the case of areas where limited to no new drilling data exist, the estimation has retained the previous practice of estimating over the total channel width, with the minimum width constrained at 1.0m. These differences reflect within the Indicated Mineral Resource areas, where sufficient new data exist to permit the estimation of the truncated channel width.

In addition, the dip of the mineralised units has been determined from the average dip of the modelled surfaces of the individual reef units based on the drill hole data, within a three-dimensional reef surface model and has been included within the estimation of the volumes of mineralised materials.

The drill and channel sample data have been composited to yield, for each drillhole and channel locality, a single grade and adjusted width value for the reef that was sampled. This value consists of the width of the mineralised interval described by the samples, as well as the metal accumulation (product of the mineralised width and the average grade across that width) for U_3O_8 (expressed as cm.kg/t) and for Au (expressed as cm.g/t). For the channel samples, the samples are oriented perpendicular to the dip of the mineralised reef unit, so the mineralised thickness data that have been recorded are true widths. For the drill holes, the hole orientation (assumed to be vertical) and the orientation of the reef units, based on the three-dimensional model have been used to estimate a true width from the vertical width recorded in the drill holes.

Areas characterised by similar metal accumulation and channel widths have been delineated as individual domains. Domains represent areas within which the mineralised reef may be anticipated to have similar characteristics. Domains are also closely related to similar geological depositional environments that are considered to have controlled deposition of the uranium and gold mineralization. Hard boundaries have been developed enclosing the domains. The basic idea is to segregate the project area into sub-areas within which the regionalised variables (i.e. the metal accumulation and channel widths) can be reasonably assumed to be represented by stationary random functions. Within each of the domains, the metal accumulations and channel widths have been interpolated using Ordinary Kriging. Previous estimates (e.g. those in the January 2006 ITR) employed Simple Kriging with a local mean estimate as the interpolation algorithm.

19.4.1 Estimation Methodology

Estimates at both the Rietkuil and Dominion Blocks have been developed using a 200m x 200m block. This block size is equal to the nominal drill hole spacing that has been achieved within the Uranium One drilling.

19.4.2 Variography

Variograms have been developed for the log-transformed metal accumulation data and the untransformed channel width data. Variograms of the log-transformed data yield structures that are very easily interpreted, compared to the untransformed data variograms. The log-variograms have been normalised to reflect the variance of the untransformed data set and have been employed in the derivation of the estimates. Individual domains that contain large numbers of close-spaced channel sample data show well structured variograms In some cases, variograms from either well-informed domains or from the global data set have been used as 'prototypes' for less-well informed areas and the accepted model has been developed by rescaling the prototype variogram to reflect the variance of the poorly informed domain.

Estimation of the 200m x 200m blocks using Ordinary Kriging has made use of a single search strategy. A large search radius was employed, with a radius of 3,000m and requiring a minimum of 2 and a maximum of 20 samples within the search volume to permit successful estimation of a single block. In addition, an octant constrained search was employed, in which a maximum of 3 samples per search octant was retained for estimation. The blocks, or parts thereof, that have been considered for inclusion within the Mineral Resources have been constrained within a perimeter that extends a maximum of 500m from the drill holes. Given the known extent of the mineralisation within the drill hole database, the use of a 500m extension is not considered excessive or unnecessarily risky by SRK; furthermore, this is consistent with the classification as Inferred Mineral Resources.

19.4.3 Post-processing of kriged estimates

The large-block (200m x 200m) estimates are smoothed as a result of the information effect (i.e. the estimates are based on a finite number of drill holes). In an attempt to reflect the likely variability of selective mining units grades, the large-blocks estimates have been post-processed. This procedure assumes the following:

- Large blocks can be represented as a set of smaller blocks, selective mining units that are contained within the larger block or panel and could somehow be selected for extraction on the basis of some future sampling programme, executed at or prior to the time of mining. Previous mining was executed using developments that closely approximated a 50m x 50m grid, suggesting that this approach is possible;
- The distribution of these Smallest Mining Units ("SMU") within each large block follows a lognormal law, in accordance with the distributional law followed by the sample data (this is embodied in the hypothesis of permanency of distributional law);
- The lognormal distribution, like the Gaussian distribution is completely characterised by its mean and variance. The mean of the SMU distribution within each panel is assumed equal to the estimated block or panel grade. This estimate is influenced by the variogram model, which is central to the determination of kriging weights. The variance of the SMU distribution is functional on the theoretical dispersion variance of SMU units within the larger panel units, as well as on the

dispersion variance of the block estimates of the 200m x 200m blocks. Both of these parameters are strongly functional on the variogram model;

- Once the mean and variance of the SMU's contained within each panel have been determined, using conventional formulae, the proportion of the block above a defined cut-off value can be determined, as can the average grade of the proportion above cut-off;
- The post-processing of the Mineral Resources has only been applied to the uranium values. The operation is expected to be geared towards production of uranium only, with gold being produced as a bi-product. Gold and uranium are positively correlated, but the correlation coefficient of this relationship is weak (typically less than 0.4) and this relationship has not been studied in detail. For the present estimates, it has been assumed that gold will be recovered at the *average grade* of each reef, without regard to the estimated increase in grade of U_3O_8 *and therefore in the correlated Au grade* in response to the selectivity.

19.5 Audited Mineral Resource Statement

The Mineral Resources for the Project have been audited by SRK.

SRK is satisfied with the estimation procedures used by Uranium One and its consultants in delineating the resource blocks and deriving average grade estimates.

The Audited Mineral Resources Statement for the Project as at 1 June 2006 (see Table 9) was reviewed in accordance with the SAMREC Code[5] by Dr. Mike Harley, a Qualified Person.

The SAMREC Code and CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, both recognise the use of definitions of Mineral Resources and Mineral Reserves; furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence. Comparison of these two codes reveals significant aspects of similarity:

Both recognise the role of a "Qualified Person" (CIMM 2005) and a "Competent Person" (SAMREC), who is appropriately experienced and is a member of a recognised professional association.

The relevant Mineral Resource definitions from the CIMM 2005 Code and SAMREC are presented below - the CIMM 2005 Definition Standards is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on*

[5] South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000

information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*
- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

In terms of the definitions, there are close similarities between the two codes; within SAMREC, only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2005 Definition Standards. Accordingly, SRK certifies that the Mineral Resource and Mineral Reserve statements reported in accordance with the classification criteria of SAMREC would be identical to those reported in accordance with the CIMM 2005 Definition Standards.

The current estimation makes use of a slightly different estimation approach to that used in the previous estimate (reported in the January 2006 ITR). In summary, the major differences between the estimation approaches are summarised as follows:

- In the January 2006 ITR, 500m x 500m block estimates were derived using Simple Kriging with a local mean as the estimator of metal accumulation and channel width. Within this current ITR, block estimates have been prepared using a 200m x 200m block support that is more consistent with the nominal spacing achieved within the Uranium One drilling. In addition, the metal accumulation and channel width estimates have been prepared using Ordinary Kriging as the interpolator.

- In the Indicated Mineral Resource component of the present estimate, the channel width for both the Upper and Lower Reef units has been truncated at 160cm, taking cognisance of the grade distribution within the two reef units. Within the Inferred Mineral Resource component, estimates have been prepared over the full channel width. Within the January 2006 ITR, estimates for the Indicated and Inferred Mineral Resource components were based on the total channel width recorded within the drill hole data.
- The January 2006 ITR estimate was presented against a cut-off of 49cmkg/t U_3O_8, with selection based on the non-linear estimates of 50m x 50m selective mining units within 500m x 500m large block estimates. The present estimate is reported as a non-linear geostatistical estimate of 50m x 50m selective mining units within 200m x 200m large block estimates. The current cut-off grades reflect the contribution of gold to the economic viability of the project and in response to the different average gold grades for the Rietkuil and Dominion Blocks, two separate cut-off grades have been employed for the reporting of Mineral Resources. The cut-off grade for the Rietkuil Block is 35cm.kg/t U_3O_8, the cut-off grade employed at the Dominion Block is 29cmkg/t U_3O_8;
- The Mineral Resource summary for the January 2006 ITR is reproduced as Table 8, while the results for the current Mineral Resource estimate are reproduced as Table 9.

Table 8: Dominion Uranium Project – SRK Audited Mineral Resource Statement dated 14 December 2005 – as reported in the January 2006 ITR.

Classification	Tonnes (Mt)	[1]Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	[2]Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	1.09	0.90	977	2,154	0.86	934	30
Rietkuil Lower Reef	0.23	1.04	242	534	0.81	189	6
Dominion Upper Reef	3.52	0.97	3,417	7,534	0.99	3,488	112
Dominion Lower Reef	2.52	1.06	2,676	5,899	2.44	6,159	198
Sub Total Indicated Resources	7.37	0.99	7,312	16,121	1.46	10,769	346
Inferred							
Rietkuil Upper Reef	37.41	0.61	22,631	49,893	0.64	23,940	770
Rietkuil Lower Reef	3.71	0.60	2,223	4,902	0.66	2,446	79
Dominion Upper Reef	27.63	0.45	12,435	27,413	0.76	21,001	675
Dominion Lower Reef	32.46	0.90	29,211	64,400	0.66	21,422	689
Sub Total Inferred Resources	101.20	0.66	66,500	146,608	0.67	68,808	2,212

Note:
1. *Mineral Resources reported at 49 cmkg/t U_3O_8 cut-off;*
2. *The Au grade is reported at a cut-off of 0g/t.*
3. *Resource estimate by C. Muller of Global Geo-services and audited by Mike Harley of SRK*

Table 9: Dominion Uranium Project – SRK Audited Mineral Resource Statement dated 1 June 2006 – as reported in the June 2006 (current) ITR.

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub Total Indicated Resources	25.99	0.83	21,542	47,492	1.09	28,320	910
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub Total Inferred Resources	178.42	0.51	90,353	199,194	0.63	112,387	3,614

Note:

1. *The Mineral Resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).*
2. *The Mineral Resource was estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 29 cmkg/t U_3O_8 for Dominion and 35 cmkg/t U_3O_8 for Rietkuil and 0.00 g/tonne gold and was audited by Dr Mike Harley of SRK.*
3. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.*
4. *Mineral Resources are inclusive of Mineral Reserves*

19.6 Conversion of Mineral Resources to Mineral Reserves

19.6.1 Life of Mine ("LoM") Schedule

Due to current access constraints, some of the Indicated Resource has been excluded from the LoM plan Table 10 below compares the total Indicated Resource and the LoM scheduled tonnage. The scheduled tonnage is based on Indicated Resource only. The production parameter in the mine scheduler is based on tonnage and not m^2. This methodology is appropriate when stoping widths in different areas are similar. Where, as is the case for Dominion, stoping heights vary this methodology tends to over estimate the extraction area in narrow reefs and under estimate the extraction area in wider reefs.

The LoM tonnage profile is based on the mining of blocks representing the Upper Reef and separate mining of blocks representing the Lower Reef. All footwall infrastructure is developed on the basis of accessing the Upper Reef. The Lower Reef is only mined where the infrastructure is present. Given the erratic nature of the Lower Reef, SRK concur with this methodology. In addition to minimise the risk of developing unnecessary on reef infrastructure Uranium One has budgeted to implement a diamond drilling programme to locate the Lower Reef and if necessary the Upper Reef. The drilling programme will consist of developing drilling cubbies to accommodate 3 diamond drill holes. The drilling cubbies are to be placed 20m apart over the length of the crosscut.

SRK is of the opinion that the LoM schedule is within acceptable limits.

Table 10: LoM Resources

Description	Tonnes	Grade		Metal Content	
		U_3O_8	Au	U_3O_8	Au
	Mt	kg/t	g/t	t	kg
Total Indicated Resource	**25.99**	**0.83**	**1.09**	**21,542**	**28,320**
Upper Reef					
Indicated Resource					
Rietkuil	8.58	0.78	0.89	6,677	7,632
Dominion	11.24	0.83	0.99	9,368	11,128
Indicated Resources not scheduled in LoM					
Rietkuil	0.50	0.58	0.78	290	390
Dominion	2.18	0.56	0.20	1,221	436
Lower Reef					
Indicated Resource					
Rietkuil	1.19	1.02	0.79	1,222	943
Dominion	4.98	0.86	1.73	4,275	8,617
Indicated Resources not scheduled in LoM					
Dominion	1.12	0.73	0.63	818	706
Tail* Tonnage	**0.75**	**0.62**	**1.00**	**468**	**750**
Indicated Resource available for mining	**21.44**	**0.87**	**1.21**	**18,746**	**26,038**
Indicated Resource scheduled for LoM (no tail)	**20.75**	**0.88**	**1.19**	**18,275**	**24,697**

**Tail tonnage is that tonnage that occurs at the end of the LoM schedule and is deemed to low (<100,000tpm) to sustain operations and is thus excluded from the LoM.*

19.6.2 Resource Width

The resource width and grade is determined from the channel width plus an additional 5cm above and below the mineralised zone. The resource width has been further modified as follows:

- In areas where the resource width is less than 100cm a new resource width of 100cm has been assigned and the grade modified.
- In addition, the channel is top loaded in the Upper Reef and bottom loaded in the Lower Reef, thus in those areas where the resource width is greater than 160cm, a maximum resource width of 160cm positioned at the top or bottom of the channel has been assigned and the grade modified.

It is planned that over break above and below the minimum required mining cut will be 5cm above and 5cm below the designated cut, and thus stoping widths equal to resource widths have been assigned. SRK are satisfied that the stoping width and external waste applied to the Mineral Resource estimate are within acceptable limits.

19.6.3 Modifying Factors

The geotechnical requirements dictate that on the reef horizon, the maximum extraction is between 86% and 92.5%. See Section 18. The total Mineral Resource has been discounted by the values shown in Table 11 to account for those areas which are below the pay limit, or barren, or geologically complex and deemed unminable. Uranium One has adjusted resource losses due to pillar requirements by placing required pillars in these loss areas. This practice has resulted in the pillar loss been reduced from between 14% and 7.5% to an average of 7% which is applied to the Mineral Resource. This also takes into account the practice of mining 20m slots through the regional pillars at 60m dip intervals. In-stope geological losses are expected to vary from 10% in the Rietkuil area as it is more geologically complex to 5% in the Dominion area. Excavations (winch beds and gullies) made in the reef plane below and above the allocated stoping width are expected to add an additional 4% to the stope tonnage. This additional tonnage in the Upper Reef of the Dominion area has a U_3O_8 grade of 0.3 kg/t whereas the additional tonnage in the Rietkuil area has no grade. Total metal content has been adjusted by a

Mine Call Factor ("MCF") of 90% for gold and 95% for uranium which SRK deems appropriate. Dilution from minor geological losses which will have to be mined are expected to account for 5% of the tonnage at zero grade. The modifying factors and the manual calculation compared to the scheduled results is shown in Table 12.

Table 11: Resource Discount Factors

Area	Upper Reef	Lower Reef
R1	27%	60%
D1	29%	40%
D2	15%	52%

Table 12: Modifying Factors

Description	Factor	Tonnes	Grade		Metal Content	
			U_3O_8	Au	U_3O_8	Au
Units		Mt	kg/t	g/t	t	kg
Mine						
LoM Resource		**20.75**	**0.88**	**1.19**	**18,275**	**24,697**
Mineral Reserves		**18.45**	**0.81**	**1.10**	**14,958**	**20,365**
MCF (90% Gold, 95% U_3O_8)		**18.45**	**0.77**	**0.99**	**14,210**	**18,328**
Manual Calculation						
Losses						
In stope geological losses	7%	19.31	0.88	1.20	17,028	23,116
Pillar losses	7%	17.96	0.88	1.20	15,836	21,498
Other sources waste	4%	18.68	0.85	1.15	15,836	21,498
Other sources grade (U_3O_8 kg/t)	0.13	18.68	0.85	1.15	15,929	21,475
Minor geological losses	5%	18.68	0.81	1.09	15,133	20,401
MCF (90% Gold, 95% U_3O_8)	%	18.68	0.77	0.98	14,376	18,361

Note: The scheduled values reflect the manual calculated values.

19.6.4 Mineral Reserve Sustainability

When steady state production is reached the amount of Mineral Reserves available will sustain production for a period of 31, 18 and 12 months in R1 and D1 and D2 respectively. SRK considers this a reasonable amount of pre developed Mineral Reserve.

The Mineral Reserves for the Project have been audited by SRK. The Mineral Reserves stated in Table 13 are included in the Mineral Resources stated in Table 9. In the areas where the Upper Reef and Lower Reef are mined, the Mineral Reserve estimate is based on mining the Upper Reef and Lower Reef as two separate units.

19.7 Audited Mineral Reserve Statement

SRK is satisfied with the estimation procedures and modifying factors used by Uranium One and its consultants to convert the Mineral Resources to Mineral Reserves.

The Audited Mineral Reserve Statement for the Project as at 1 June 2006 (see Table 22) was reviewed in accordance to the SAMREC Code[6] by Mr Roger Dixon, an appropriate Qualified Person.

[6] South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000

Table 13: Dominion Uranium Project – SRK Audited Mineral Reserve Statement dated 1 June 2006 – as reported in the June 2006 (current) ITR.

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Probable Reserves							
Rietkuil Upper Reef	6.31	0.68	4,295	9,471	0.71	4,492	144
Rietkuil Lower Reef	0.64	0.89	568	1,252	0.50	318	10
Dominion Upper Reef	8.00	0.83	6,627	14,613	0.93	7,420	239
Dominion Lower Reef	3.50	0.78	2,719	5,991	1.74	6,099	196
Sub Total Probable Reserves	18.45	0.77	14,210	31,327	0.99	18,328	589

Note:

1. *The Mineral Reserves have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code)*
2. *The Mineral Reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK.*
3. *Tonnes and grade are stated on the basis of delivery to the plant.*
4. *Mineral Reserves are included in Mineral Resources*

19.8 SRK Comments

- SRK is satisfied with the estimation methodology and classification criteria of the Mineral Resources for the Project.
- SRK is satisfied with the estimation procedures and modifying factors used by Uranium One and its consultants to convert the Mineral Resources to Mineral Reserves.

20 OTHER RELEVANT DATA AND INFORMATION

SRK is not aware of any relevant data or information that is not already presented in this report.

21 INTERPRETATIONS AND CONCLUSIONS

Please refer to Section 27 "Interpretations and Conclusions".

22 RECOMMENDATIONS

Please refer to Section 28 "Recommendations".

23 REFERENCES

Please refer to Section 29 "References".

24 DATE

The effective date of this ITR is 1 August 2006.

25 ADDITIONAL REQUIREMENTS FOR DEVELOPMENT OR PRODUCTION PROPERTIES

25.1 Geotechnical

25.1.1 Introduction

The following information is submitted under ITEM 25(a) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations".

This section presents a discussion on the geotechnical aspects contained in the 'Dominion Reefs Uranium Mine Feasibility Report – Phase 1', June 2006, Report No. 29876, Turgis Consulting.

Specifically the geotechnical aspects affecting the mine design are considered.

25.1.2 Decline Positions

Geotechnical drilling indicated that the footwall granite and the hanging wall lava formations are generally incompetent for the first 20 to 30m below surface. Due to this the decline portal positions have been placed in the Upper and Lower Reef quartz package consisting of approximately 10m Upper Reef hanging wall quartzite and 8 to 10m quartzite middling between the Upper and Lower Reefs. The declines will be developed in the quartzite package until competent footwall granite is encountered at depth, which will then host the declines.

25.1.3 Mine layout

The planned underground workings are essentially an extension of workings of a previous mine which exploited the same Dominion Reef. The proposed stoping method and support system has been used in similar geotechnical environments i.e. narrow tabular inclined orebody in strong layered rock. There is nothing new or unique in the mining method or the technology employed and thus expectation for successful implementation of the mining method is well-founded.

It is recognised that regional stability may be a concern at shallow mining depths. It is noted that block subsidence between regional pillars is possible at shallow depths (20-50m below surface) if there is an unfavourable alignment of geological discontinuities such as minor faults or continuous joints. In the absence of geological data indicating the occurrence of such features, the use of broad empirical criteria such as the Q-method is appropriate for the basic design. There is good reason for using the Hedley and Grant pillar formula to calculate pillar dimensions. This formula is derived from empirical studies carried out at the Elliot Lake uranium mines in Canada where the rock types have similar characteristics to those of the Dominion Reefs. The use of this formula is additionally justifiable as it has been used successfully in the Bushveld platinum mines in South Africa for similar mining layouts.

The rockmass and Q ratings are summarised in Table 14 below. All the ratings are in excess of 55 and thus can be classified as "very good rock" (Class 1). Refer to Figure 13.

Table 14: Rock mass and Q ratings

	Rietkuil		Dominion	
Rock type	**RMR**	**Q**	**RMR**	**Q**
Rhenosterspruit Lava	75	31	74	31
Rhenosterspruit Quartzite	72	30		
Rhenosterhoek Quartzite	80	55	82	68
Upper Reef			82	68
Middle Quartzite	80	55		
Middle Reef			82	68
Granite	85	95	80	55

From underground observations and core examination, the hangingwall above the Upper and Lower Reefs can be described as massive siliceous quartzite with occasional bedding planes. The borehole logging indicates the presence of 1 to 2 joint sets. This type of hangingwall coupled to the shallow mining environment may be prone to the occurrence of backbreaks. At shallow depths the accepted design approach for the prevention of backbreaks is the provision of in-situ pillars at appropriately close spacing.

Using the Q-method empirical graph, Figure 13, which compares the maximum possible safe unsupported spans and rockmass ratings, a span of 27m at a Q rockmass rating of 55 corresponds with an ESR (Excavation Support Ratio - Safety Factor) value of 3 indicating the outer limit of stability of stope backs.

Support will be provided within the panels to prevent the fall of any wedges or slabs created by the presence of joints and bedding planes. The support will be in the form of pre-loaded timber props, 18cm to 20cm in diameter and spaced at 2m centers on dip and strike. Timber props are best suited to these shallow conditions since there will be negligible elastic convergence.


Poor
Fair
Good
Very Good
Extremely Good
Exceptionally Good
200
100
50
20
10
5
2
1
Maximum Unsupported Span, m
Failure
Walls
Access Drifts
Open Stope Backs
Permanent Openings
No Support Required
5
3
1.6
1.3
1.0
ESR
1
4
10
40
100
400
1000
Rock Tunnelling Quality Index, Q

Figure 13: Empirical Graph to Determine the Excavation Support Ratio.

In near surface zones which are heavily weathered, a crown pillar will be left to separate this zone from the area to be mined. Table 15 below indicates the pillar requirements on the reef horizon for a 1 to 1,6m stoping width at different mining depths to ensure regional stability. The dimensions for the rigid in-stope pillars have been calculated by using the Hedley and Grant power formula. At depths greater than 200m, backbreaks or block subsidence are virtually unknown in competent strata but rigid pillars, particularly in brittle rock, may occasionally suffer rockbursts. This problem is avoided by selecting pillar dimensions small enough to ensure controlled "crush" behaviour rather than rigid response. Thus for depths in excess of 200m the in-stope rigid pillars are therefore replaced by in-stope crush pillars. To guard against the remote possibility of a domino-like "run" of pillar failures it is prudent to provide regional rib pillars. For the depth range of between 200 to 500m, a regional pillar spacing of 170m would be appropriate. The pillar requirements are shown in Table 15. Refer to Figures 14– 17 for the 4 different mining layouts. Uranium One has improved extraction by incorporating the practice of mining 20m slots through the regional pillars at 60m dip intervals and where possible planned pillars will be placed in geological loss areas.

Table 15: Required Pillar Dimensions

Depth range (m)	Stope Width (m)	Pillar Design	Dimensions	Extraction (%)
40 - 100m	1 – 1.6	Rigid in panel pillars 27m skin to skin apart on dip with 2m vent holings	3m x 6m	92.5%
100 -200m	1-1.6	Rigid in panel pillars 27m skin to skin apart on dip with 2m vent holings	4m x 6m	90%
200 - 500m	1 – 1.28	Regional pillars with 2m x 4m crush pillars spaced 27m apart skin to skin on dip with 2m ventilation holings	15m wide continuous rib pillars spaced 170m apart skin to skin on strike	88%
200 - 500m	1.28-1.6	Regional pillars with 3m x 4m crush pillars spaced 27m apart skin to skin on dip with 2m ventilation holings	15m wide continuous rib pillars spaced 170m apart skin to skin on strike	86%

Footwall drives are to be developed as geological structure dictates with back lengths never exceeding 210m, resulting in each raise having a maximum of 14 panels, 7 on each side. Crosscuts are planned to be developed 200m on strike and will be graded at 3° below horizontal towards the reef to allow for the accumulation of water and pumping via pipes to the shaft. To facilitate face cleaning, advanced strike gullies (greater than 6m ahead of the face) positioned in a direction of 5° above dip have been planned, resulting in strike gully lengths of 110m. This is considered a normal maximum strike distance, which permits acceptable cleaning time for the stope face and minimises losses due to excessive scrape distances.

In some areas the Upper Reef and Lower Reef are mined. The middling is generally 8m to 10m thick and comprises an argillaceous quartzite and on occasion a Middle Reef of similar thickness. In general, in the areas where both reefs are mined the Upper Reef is mined first followed by the Lower Reef. In these areas Upper Reef pillars must be superimposed on pillars required on the Lower Reef.


1.5
3.0
GULLY
1.5
27
PANEL FACE
RAISE
DIP
GULLY
SPLITS
PILLAR
2.0
6.0
2.0

Figure 14: Stope Layout (40-100m)


1.5
4.0
GULLY
1.5
27
PANEL FACE
RAISE
DIP
GULLY
SPLITS
PILLAR
2.0
6.0
2.0

Figure 15: Stope Layout (100-200m)


300 m DEPTH
REGIONAL PILLAR
2 m x 4 m CRUSH PILLAR
29
3
2 m
400 m DEPTH
15 m
135 m
15 m

Figure 16: Stope Layout (Stoping width between 1.28 and 1.6m, depth (200-500m))


300 m DEPTH
REGIONAL PILLAR
3 m x 4 m CRUSH PILLAR
27
3
2 m
400 m DEPTH
15 m
185 m
15 m

Figure 17: Stope Layout (Stoping width between 1.0 and 1.28m, depth (200-500m))

25.1.4 SRK Comments

SRK has reviewed the design approach and the basic design parameters used. SRK concurs that generally accepted design principles have been used to ensure appropriate and safe operation.

25.2 Mine Planning

25.2.1 Introduction

The following information is submitted under ITEM 25(a) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations".

This section presents a discussion on the extraction aspects and methodologies contained in the Study compiled by Turgis.

25.2.2 Mining Strategy

Uranium One plans to extract the Mineral Resources down to approximately 500m from surface. These Mineral Resources will be accessed via 3 declines, 2 of which will be situated in the Dominion Section and the other in the Rietkuil Section. The Study is based on an 11 year LoM.

The mining schedule reaches full production of 200ktpm in the first quarter of 2008.

25.2.3 Primary Access

The Study investigated trackless declines, short vertical shafts, tracked declines and conveyor declines as potential suitable access systems. A decision based on Uranium One operational experience, time to full production, capital cost and flexibility lead to the preferred access system of single trackless declines. Once the poor ground conditions near surface have been negotiated the declines will be positioned approximately 20m below the Lower Reef horizon. All services will be installed in the declines. To accommodate this and the Caterpillar AD30 haul trucks the declines will be developed 4.0m wide by 4.5m high. The decline dimensions are at the limit of the capability of hand held drilling. The declines will be graded at 9° which is the limit for hauling in 2nd gear by the AD30 trucks. It is expected that the underground roadways will remain damp and thus additional dust suppression mechanisms are not required. One grader has been provided for roadway maintenance.

During the Study the number of declines necessary to produce 200ktpm ranged from 3 to 5 declines producing from 25kt up to 100kt each. The final plan is to use 3 declines namely R1 (Rietkuil No. 1), D1 (Dominion No.1) and D2 (Dominion No. 2) producing the tonnage as shown in Table 16.

Table 16: Tonnage per decline

Decline	Tonnage (ktpm)	Comments
R1	65 - 75	2 mining sections (1 decline splits into 2 declines), Mine one section then other with overlap
D1	85 – 100	2 mining sections (1 decline splits into 2 declines) and higher tramming width, Mine both sections concurrently
D2	40 – 45	1 mining section
Total	190 - 215	

25.2.4 Shift Cycle

A continuous shift cycle adopted from the Bonanza Mine will be used. The cycle has the following characteristics:

- It allows for a crew to work a full 28 days per 28 day cycle. An individual in a crew works 21 days per 28 day cycle as per Figure 18, consisting of the following: 7 days on, 1 day off, 7 days on, 1 day off, 7 days on, 5 days off. Additional crew labour of 25% is required to fully man a crew for a continuous 28 day cycle. The hours worked by an individual per 28 day cycle are within the maximum permissible hours regulated by South African labour legislation, and

- Multiblast ventilation conditions will be available for development prior to stoping. Thus initial development rates are based on 3 x 8 hour shifts per day, 7 days a week. Once stoping commences blasting times will be limited to once per shift and production rates are based on 2 x 8 hour shifts per day 7 days per week. Reef hauling will take place on 3 shifts. The panel blasting cycle is based on 2 mining crews allocated 3 panels, over 2 shifts.


Cycle 1
Cycle 2
Cycle 3
Cycle 4
Days

A' Indicates a single activity
Blank blocks indicate days off

Figure 18: Shift Cycle

25.2.5 Crew Structure and Productivities

Crew structures have been developed on an activity basis and are not significantly different to industry norms. The crew structure and the number of crews required are shown in the Table 17 below:

Table 17: Crew types, structures and required productivities

	Ledging	Stoping	Development	Raise/Winze	Boxhole	Rock Handling	Men and Material Transport
Blasting cycle	1 blast per 4 faces, 1 shift per day	1 Blast per 3 faces per shift, 2 shifts per day	1 blast per 2 faces, 2 shifts per day	1 blast per 4 faces, 1 shift per day	1 blast per 4 faces, 1 shift per day	3 shifts per day	1 shift per day
Total per crew	15	13	18	4.5	3.5	7	6
Planned productivity per crew per month	540m^2	620m^2	54m	40m (Raise)/ 20m (Winze)	30m		
No of Crews at full production	17	72	18	7	8	9	3

25.2.6 Mining Equipment

Uranium One has a philosophy of sourcing second hand equipment, however all equipment has been budgeted for as new. Equipment requirements have been determined from an activity and functional basis taking into consideration where the equipment is needed, the capacity of the equipment and the possible utilization. SRK concurs that the proposed trackless equipment and other mining equipment is sufficient to meet the production requirements. The number of haulage trucks required has been determined from dynamic simulation studies. The fleet requirements are shown in the Table 18.

Table 18: Underground trackless equipment requirements at full production

Trackless equipment	Amount	Function
1300 LHD	6	Development mucking and haulage cleaning
1600 LHD	4	Development mucking and haulage cleaning
AD 30 Truck	13	Development muck and reef hauling
Fermel MPV	5	Material transport
Cat Grader	1	Mine wide road way maintenance
Scissor Truck	7	Service installation
Toyota Land Cruiser	8	Mine Services and supervision transport and explosive transport
Man Carrier	8	Labour transporters will require on average 3 trips per shift to transport the shift to the working place
Total Fleet	52	

25.2.7 Waste Development

All underground development will be by means of hand held pneumatic drills, LHD cleaning, truck hauling and mechanised service and support installation with the use of a utility vehicle. The LHD, fitted with an ejector bucket will discharge directly into the truck. Electric powered hand held drills were rejected on the basis of the risk associated with using an unproven technology. The development methodology adopted is currently in place at, Bonanza Mine. Waste development will be dumped on a waste stock-pile on surface.

25.2.8 Reef Development

To shorten the production build-up, 4 winzes per decline will be developed from surface at a rate of 20m per month. Raises for lower levels will be developed by a combination of raising and winzing at 40m and 20m per month as practiced at Bonanza Mine.

All development shot holes will be bottom primed with normal pyrotechnic capped fuses and a 32 mm emulsion cartridge explosive. The remainder of the hole will be filled with Anfo (Ammonium nitrate fuel oil mix). Ignitor cord will be used to sequence the blast so that an effective breaking face exists for each shot. In wet conditions the bottom holes will be charged with emulsion cartridge explosives only.

The productivity criteria used for scheduling are shown in Table 19. SRK are of the opinion that these are within industry norms.

Table 19: Development Productivities

Element	Decline Single End	Multi-end Development	Raises	Winzes	Ore pass and travel ways
Dimensions (m)	4x4.5	4x4.5	1.5x2.5	1.5x2.5	2.5x2.5
Production shifts per month	60	60	60	60	60
Planned blasts/face/month	60	60	30	30	30
Advance/blast (m)	2.1	2.1	1.5	1.5	1.5
Blasting efficiency (%)	75%	85%	89%	44%	66%
Total/month (m)	95	107	40	20	30
Crew advance per month (m)	47	54	40	20	30
Metres per man at peak (m)	2.1	2.4	7.1	3.6	6.8

25.2.9 Stoping

Breast mining with hand held drilling and scraper cleaning is preferred over trackless mining methods. This preference is based on minimising reef dilution and mitigating the risk associated with the use of trackless equipment in an orebody such as this, which is narrow and dips between 25° and 30°. Uranium One has chosen the conventional breast mining configuration, as less pre-production development is required to achieve the same tonnage build-up profile. In addition there is strike faulting in the Rietkuil Section and breast mining on strike can negotiate these geological features more easily than dip mining.

Average stoping widths and the amount of steep versus flat stoping is shown in the following table.

Table 20: Mining Widths and Dips

Description	R1	D1	D2	Mine
Upper Reef				
LoM Stoping Width (m)	1.12	1.51	1.50	1.33
% Steep stoping (>25°)	34	60	89	52
% Flat stoping (<25°)	66	40	11	48
Lower Reef				
LoM Stoping Width (m)	1.00	1.21	1.10	1.16
% Steep stoping (>25°)	34	60	89	52
% Flat stoping (<25°)	66	40	11	48
Total				
LoM Stoping Width (m)	1.11	1.41	1.40	1.29
% Steep stoping (>25°)	34	60	89	52
% Flat stoping (<25°)	66	40	11	48

Blasted ore in flat stoping will be cleaned from the face with a scraper winch into a strike gulley. In steep areas only water jetting is budgeted for face cleaning. The strike scraper winch will then clean the broken ore into the centre gully. The centre gully winch will then clean the ore into the stope ore pass. Each stope will be equipped with two ore passes. Ore will be discharged by pneumatically operated chutes from the ore pass into AD30 trucks with a rated payload of 25t and hauled to surface.

All stoping shot holes will be bottom primed with 1.2 m normal pyrotechnic capped fuses and 25 mm emulsion cartridges. The remainder of the hole will be filled with Anfo (Ammonium nitrate fuel oil mix). Ignitor cord will be used to sequence the blast so that an effective breaking face exists for each shot. In wet conditions the bottom hole will be charged with emulsion cartridge explosives only.

Hauling of ore will take place on a three shift basis. The blasting cycle is based on two mining crews allocated 3 panels, one crew per shift. Each shift will be allocated a specified blasting time. The panel and crew blasting cycle is as follows:

Table 21: Panel and Crew Blasting Cycle

Shift No.		Panel 1	Panel 2	Panel 3
1	Crew 1	Clean	Support	Drill and Blast
2	Crew 2	Support	Drill and Blast	Clean
3	Crew 1	Drill and Blast	Clean	Support
4	Crew 2	Clean	Support	Drill and Blast

The RoM tonnes are based on the assumptions tabled below. SRK are of the opinion that these productivities are within industry norms. It is expected that in addition to the tonnage tabled below the shortfall will be made up from reef development.

Table 22: Reef winning Productivities

	Stoping	Ledging
LoM Stoping Width (m)	1.3	1.3
Rock density (t/m³)	2.7	2.7
Production shifts per month	60	60
Blasting shifts per month	60	30
Planned blasts/panel/month	20	7.5
Advance/blast (m)	0.8	0.8
Blasting efficiency (%)	90%	80%
Face advance/month (m)	15	5
Centares/panel/month (m²)	413	135
Panel length (m)	27	27
Production/month/panel (t)	1,428	467
Production/month/crew (t)	2,142	1,866
Centares/month/crew (m²)	620	540
Centares/year/crew (m²)	7,436	6,480
Centares/man	38	29
Other sources of tonnage @ 4%	6,168	
Tonnes per month at full production	160,356	31,726

Note: Excavations (winch beds and gullies) made in the reef plane below and above the allocated stoping width are expected to add an additional 4% to the stope tonnage.

The LoM tonnages and headgrades are shown in Figure 19


Phase 1 - Technical Parameters
Tonnes (millions)
Grade
Year
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Head Grade U308 (kg/t)
Head Grade Au (g/t)
R.O.M
Mill Production

Figure 19: LoM tonnages and Headgrade

25.2.10 Logistics

During the early stages due to the near surface mining employees will be required to walk to their working place. Once the workings have reached a depth in excess of 150m Multi-purpose vehicles capable of attaching 50 man fit for purpose carriages will be used.

Timber and large material will be delivered from surface to the working place using fit for purpose Multi-purpose vehicles fitted with on board cranes. Fit for purpose LDV's will transport smaller sized materials and explosives from surface to the required working place. Stope materials will be transported from cross-cut material bays to the reef horizon using a mono-winch.

25.2.11 SRK Comments

It is SRK's opinion that reasonable parameters to determine the LoM schedule have been used and that there exist a reasonable expectation that the targets can be met.

25.3 Recoverability

25.3.1 Introduction

The following information is submitted under ITEM 25(a) and ITEM 25(b) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations and Recoverability".

The mineral processing related aspects of the Study were undertaken by Bateman Africa (Pty) Ltd ("Bateman"). This section includes discussion and comment on the key mineral processing aspects of the Study. Specifically, detail is given on the process metallurgy and process engineering aspects relating to the proposed processing plant, plant design capacity and metallurgical performance.

25.3.2 Current Processing Plant

On site there is an existing gold plant which currently processes ore from the Bonanza Mine. The existing plant comprises two-stage crushing, open circuit primary ball milling, closed circuit secondary ball milling, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The Uranium One processing plant is generally in good condition, both mechanically and structurally.

It is planned that the proposed uranium plant will "piggy-back" the existing plant. All the ore will be crushed and milled at the gold plant. The uranium plant and the gold plant will extract uranium and gold respectively. The relationship between the plants is envisaged to be a single processing plant processing from the Project and Bonanza Mine when required. The financial analysis is exclusive of treatment of gold ore from Bonanza.

25.3.3 Ore Sources and Mineralogy

The Dominion Reef is made up of two quartz pebble conglomerate members. The upper member known as the Upper Reef is the main uranium carrier but has lower gold grades. Here uranium is mainly present as the mineral uraninite (UO_2) and its alteration products. These minerals are relatively easily leached by sulphuric acid in the presence of an oxidant under atmospheric pressure and elevated temperature conditions. In the Lower Reef euxenite and uranothorite-coffinite group minerals are the major uranium minerals present. These rare earth oxide and uranium silicate minerals are less readily soluble under atmospheric leach conditions, demanding elevated pressure and temperature for effective dissolution.

It is of relevance to note that ore from the Dominion Reefs was mined and processed for uranium extraction between 1958 and 1963, predominately from the Upper Reef. Operations were discontinued largely due to the low prevailing uranium price during this period. Furthermore, in the late 1970's AAC built a new plant at Afrikander Leases to recover uranium from the Upper Reef in the Dominion and Rietkuil Sections. However, with the collapse of the uranium price in 1980, this uranium plant was never commissioned and was subsequently dismantled.

25.3.4 Previous Metallurgical Testwork

In preparation for the design of the Afrikander Lease uranium plant, AAC conducted a test work programme in the late 1970's. Two reports pertaining to test work and design were reviewed by SRK:

- Anglo American Research Laboratories; AARL Project No. R/39 Report No. 33; 26 Nov 1979; Evaluation of Afrikander Lease Ltd. - Uranium Leaching Testwork on a Composite Stope Sample

from the Rietkuil Shaft (1978-1979).

- Anglo American Corporation; Vaal Reefs Exploration and Mining Co Ltd; Design Manual for the Afrikander Lease Treatment Plant - Vol 1.

Testwork Ore Representivity

AAC Research Laboratories leaching test work (1978-1979) was based on a "composite stope sample from the Rietkuil Shaft". Furthermore 2,200t of "ore from the Rietkuil Shaft" was processed through the Western Deeps pressure leach pilot autoclave in 1977. This same pilot plant was subsequently moved to Vaal Reefs and 52kt of "Afrikander Lease ore" was processed between December 1979 and January 1981. It is not clear what proportion of the two reefs were included in the various test work feed materials nor how this compares with the proportion of the two reefs projected to be treated annually over the life of mine.

Leach Testwork

The AARL test programme made the following observation in its summary findings:

"Because of the association of a large part of the uranium with particularly thorium in complex minerals, high concentrations of oxidant and acid are required to dissolve over 90 percent of the uranium. Neither of these conditions can be met by autogenous reagent generation in oxygen pressure leaching even under very severe conditions of temperature and pressure. This is due to the low pyrite content of the ore, coupled with removal of the ferric oxidant from solution at a particularly fast rate as jarositic compounds, with jarosite formers such as potassium provided by the ore".

The test programme found both ferric sulphate and manganese dioxide to be suitable oxidants achieving pressure leach extractions in excess of 90%. Advantages of such processes were seen in lower temperatures and pressures in the autoclaves as well as lower autoclave power advantages. Offsetting these were disadvantages associated with higher acid and lime costs and the fact that additional impurities were introduced which would lead to higher cyanide consumptions in the downstream cyanidation process. In order to quantify these effects, an economic study was undertaken. This study concluded that a "high acid" oxygen pressure leach was slightly superior to a manganese dioxide leach, with both being significantly more attractive than a ferric leach.

The decision to opt for oxygen pressure leach in the original Afrikander Lease plant was taken for the following reasons:

- Allowing for higher acid additions, the economic return was at least as high as the ferric or manganese leach alternatives;
- Only the oxygen pressure leach had been piloted;
- Greater process flexibility. Installation of a conventional pressure leach autoclave would not preclude the use of ferric or manganese oxide at a later stage, whereas to take maximum advantage of the benefits of oxidant leaching, an autoclave would be specified which would not permit operation at higher pressures and temperature required for oxygen pressure leaching, and
- Lower levels of downstream impurities.

These reasons are equally valid in the current decision to opt for oxygen pressure leaching.

An aspect that was studied in some detail was the possibility of using a two-stage leach to minimise acid and lime consumption. AARL showed the use of a primary low density neutralising leach to be attractive in conserving acid and lime. A two-stage leach was however, not included in the original

plant design due to concerns that high levels of calcium in solution would result in severe scaling of the double pipe heat exchangers used for heat recovery from the discharge slurry. The comment was made that should direct heat exchange methods e.g. flash tanks be used, consideration should be given to the use of a two-stage leach. This has in fact been included in the current process design.

Uranium One has taken note of the variability and have designed the following to minimise the risks associated with ore of low sulphide sulphur content:

- Installation of an on line analyser of acid concentration which will control acid levels in the autoclaves, and
- The feedstock will be regularly sampled at the plant to determine sulphide sulphur content. Uranium One will keep the sulphide sulphur content within the required limits by ore blending. Blending can be achieved due to stockpiling at the plant and at the portals. SRK is of the opinion that the sulphide sulphur content must be monitored regularly and if necessary a programme initiated to determine sulphide sulphur content at ore source.

Orebody Variability

Selected drill core analyses from the AARL test report are presented in the table below

Table 23: Selected drill core analyses from the AARL test report.

Sample No.	U_3O_8 g/t	ThO_2 g/t	$S^=$ %	S %	CaO %	MgO %	CO_2 %	Fe %	K %
DRL/16/UR	381	477	0.24	0.29	0.22	0.65	0.06	2.38	0.79
DRL/17/UR	127	218	0.48	0.59	0.14	0.46	0.05	2.00	0.78
DRL/18/UR	140	248	0.40	0.43	0.12	0.28	0.04	0.94	1.50
DRL/19/URA	343	445	0.01	0.04	0.74	1.01	0.06	2.08	0.89
DRL/19/URB	291	369	<0.01	0.02	0.76	1.19	0.14	2.04	0.78
DRL/16/UR	11	23	<0.01	<0.01	0.06	0.7	0.01	0.25	3.65
DRL/18/UR	66	29	<0.02	0.01	0.03	0.18	0.02	0.27	2.98

Note: "UR" denotes Upper Reef and "LR" denote Lower Reef. A and B with DRL/19/UR refer to Above (A) and Below (B) the reverse fault. The samples were ground in a laboratory pebble mill to avoid iron contamination.

Of note is the trace level of sulphide sulphur in some of the samples ($S^=$). As indicated in Section 20.4.3, low levels of pyrite were seen to impact negatively on the efficiency of oxygen pressure leaching. This indicates variable performance across the orebody to the selected oxygen pressure leach, an aspect that has not been addressed in test work reports provided for review. SRK is of the opinion that the impact will not be significant.

25.3.5 Current Metallurgical Testwork

In preparation for the design of the proposed Project uranium plant, Uranium One commissioned Mintek to conduct further test work. Two reports pertaining to this recent test work were reviewed by SRK:

- Mintek; Communication C4182M; 24 February 2006; Testwork to Support a Feasibility Study for Extraction of Uranium from Rietkuil Ore, and
- Mintek; Communication C4183M 24 February 2006; Testwork to Support a Feasibility Study for Extraction of Uranium from Certified Rietkuil Ore.

The Mintek test programme was largely directed at confirming the performance of the process

flowsheet previously selected by AAC:

- Crushing and milling;
- Acid leaching;
- Solid/ liquid separation;
- Solvent extraction, and
- Precipitation of Ammonium Di-Uranate ("ADU").

25.3.6 Test Samples

One tonne of Upper Reef and 1 tonne of Lower Reef ore from Rietkuil were delivered to Mintek for bench scale metallurgical test work.

Comminution test work and scoping physical separation test work was conducted on the Upper Reef only. Leach test work was conducted on blends of Upper Reef and Lower Reef.

Two certified samples comprising Upper Reef and Lower Reef in a 75/25 blend by mass with a U_3O_8 content of about 860ppm, were produced to replicate the feed to the envisaged plant. Uranium pre-leach and pressure leach test work plus gold leach test work was conducted on the certified samples.

A 30 tonne sample of pre-crushed Rietkuil ore was used for bulk leach and downstream solvent extraction test work.

25.3.7 Test Results

Comminution

Comminution indices are summarised in Table 24.

Table 24: Upper Reef Comminution Indices

Comminution Index	Unit	Result
Bond Crusher Work Index (CWI)	kWh/t	9.9 ± 5.5
Bond Ball Mill Work Index (BWI)	kWh/t	16.94
Bond Rod Mill Work Index (RWI)	kWh/t	12.21
Bond Abrasion Index (AI)	G	0.33
JKMRC Parameters		
A		57.61
B		1.20
Ab		69.2
T_a		0.69

The RWI/BWI ratio of less than 1 and the JKMRC[7] parameters indicate an ore with a low resistance to impact breakage. This suggests that fully autogenous milling would not be appropriate for the Upper Reef. The Upper Reef ore is seen to fall within the hard range of competency but should be well suited to ball milling. The Bond and JKMRC parameters indicate an ore with low to medium abrasion characteristics.

[7] Julius Kruttschnitt Mineral Research Centre ("JKMRC") – A drop test to determine the impact breakage characteristics of ore

Comminution characteristics of the Lower Reef were not tested. The mill however was previously sized to treat 230ktpm of similar ore compared to current requirements of 200ktpm. SRK considers the likelihood of the mill not meeting throughput requirements to be low.

Gravity and Magnetic Separation

Physical upgrading by gravity and magnetic separation showed low recovery in both instances and was not pursued.

Uranium Leaching

Atmospheric leach test work was largely conducted to obtain conditions for the bulk leach required to produce pregnant leach solution for solvent extraction test work. Leach extraction of 60-70% was achieved, confirming that Dominion Reef ore is not amenable to atmospheric leaching.

Oxygen pressure leach tests found similar metallurgical performance with pressures between 1,400kPa and 1,800kPa and temperatures between 160°C and 180°C. Optimal acid addition was achieved at 15g/l. Under these conditions leach extraction was found to be strongly dependent on head grade, with extractions of around 80% and 94% respectively being achieved on low grade ore (~ 500ppm U_3O_8) and high grade ore (~ 1,100ppm U_3O_8). On the certified blend with a U_3O_8 content of about 860ppm, leach extractions of 89-90% were achieved.

Pre-leaching of the certified blend resulted in extraction of 16-26%, with an overall extraction after pressure leach of 89-90% being achieved. Please refer to Section 20.8 for LoM recoveries.

Gold Leaching

There was no indication of preg robbing during cyanidation of the pressure leach residues. Cyanidation of the certified blend resulted in gold extractions of about 85%. Due to the anticipated head grade the LoM recovery is expected to be 89%. Please refer to Section 20.8 for LoM recoveries.

Solvent extraction

Extraction isotherms indicated >99% recovery of uranium using an organic phase comprising 4-5% tertiary amine extractant and 3% third phase inhibitor in kerosene based diluent.

Similar extraction efficiencies were demonstrated on a 100mm x 5m Bateman Pulse Column operated at below $55m^3/m^2h$, at which flux the operation became hydrodynamically unstable.

The best scrubbing of impurities without co-scrubbing of uranium was achieved using water as the scrub liquor.

Stripping isotherms showed stripping efficiency to drop below pH of 4, with about 90% stripping efficiency being achieved in the range pH 4-5.

Equipment Sizing Testwork

Pulse column design is based on the Mintek test work and the design of the thickeners is based on the "Paste Thick & Associates (Pty) Ltd report, Slurry Settling Characterization Tests on Aflease Samples, August 3, 2005."

25.3.8 Process Design

The selected process route comprises the following:

- Primary jaw crushing
- Secondary cone crushing
- Ball milling closed by hydrocyclones
- Thickening
- Atmospheric pre-leach
- Off gas scrubbing
- Autoclave pressure leach
- Five stage uranium counter current decantation
- Two stage base metal counter current decantation
- Pin bed clarification
- Solvent extraction comprising two extraction columns in parallel, four stage mixer-settler scrubbing and three stage mixer-settler stripping
- Ammonium diuranate precipitation, thickening and centrifuging
- Effluent treatment
- Uranium leach tailings neutralisation
- CIL gold adsorption
- Elution/ electrowinning/ smelting
- Tailings disposal

The selected process route has been built around the existing Uranium One Gold Plant. Much reliance has been made on the original test work conducted by AAC and the subsequent design criteria and flowsheet accepted in the design and construction of the original Afrikander Lease plant constructed in the late 1970's. Key unit processes and the selected two-stage leach largely recognise the test work findings of the Mintek confirmatory test programme.

The process flow diagram is shown in Figure 20


Mining
RoM Stockpile
Tipping Bin
Vibrating Grizzly
Jaw crusher
Primary Stockpile
Feeders
Magnet
Secondary cone crusher
Mill feed stockpile
Feeders
Primary SAG Milling
Secondary Ball Milling
Mill cyclone
Mill sump
Return to mill sump
Trash screen
High rate thickener
Pre-leach thickener
Stock tank
Pre leach
Splash vessels
Flash vessels
Pin bed clarifier
PLS
Pressure leach
H_2SO_4
Coal
Coal fired steam boiler
Existing equipment
High rate thickeners
U-CCD
o/f
Fe-CCD
U/f
5x pulse columns
Solvent
Raffinate
Mixer settlers
Scrub
Strip
Regen
NH_4OH
Anhydrous Ammonia
ADU Thickener
Centrifuge
Amonium diuranate (yellow cake)
CN
Lime
Neutralisation
Base metal precipitation
Effluent
Gold plant CIL
Cyanide destruction
Tailings Disposal
Elution and smelt house
SRK Consulting
Engineers and Scientists
Dominion Reefs schematic process flow diagram
FIGURE 20

Figure 20: Processing Flow Diagram

25.3.9 Process Guarantees

Process guarantees and performance test procedures are largely based on the repeatability test work undertaken by Mintek in October 2005, although cognisance has also been taken of earlier Mintek investigations and AAC test work undertaken in the 1970's.

All guarantees are qualified on the test work sample being representative of the ultimate plant feed over the lifetime of the plant or during a possible performance test. Appropriate process guarantees have been agreed upon with the principal contractor.

25.3.10 Plant Availability, Utilisation and Capacity

The metallurgical plant has been designed to be constructed in two phases to match the mining ramp up. The first phase of the plant will have a capacity of 100ktpm consisting of 1 autoclave whilst the second phase of the plant will have a final capacity of 200ktpm consisting of 2 autoclaves.

An availability of 80% is expected during hot commissioning, increasing to 85% after ramp up and ultimately achieving 93% after approximately two years. A plant utilisation of 87.5% is expected.

The 100ktpm plant is planned to be completed during the first quarter of 2007, with hot commissioning to start in March 2007. The 200ktpm plant is expected to be completed during the third quarter of 2007, with hot commissioning to start in August 2007 and to be completed by December 2007. Full production is expected in the first quarter of 2008.

SRK considers that the efficiencies and timeframes are reasonable.

25.3.11 Recovery

Planned uranium and gold recovery is shown in Figure 21


Dominion Reefs Recovery
100%
95%
90%
85%
80%
75%
70%
65%
60%
Recovery (%)
Period
Recovery Uranium
Recovery Gold

Figure 21: Dominion Uranium Project Planned Uranium and Gold Recovery

Uranium recoveries have been determined as a function of head grade based on test results as schematically shown in Figure 22


Dominion Reefs
Uranium Recovery vs Head Grade
Efficiency/ Recovery (%)
100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
0.000
0.200
0.400
0.600
0.800
1.000
1.200
1.400
Head Grade (kg/t)
Mintek
Mintek Certified
Financial Model
Anglo Design Normal
Leach Guarantee

Figure 22: Uranium Recovery versus Head Grade

Gold recoveries have been determined as a function of head grade based on limited test results as schematically shown in Figure 23


Dominion Reefs
Gold Recovery vs Head Grade
Efficiency/ Recovery (%)
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
0
0.2
0.4
0.6
0.8
1
1.2
Head Grade (g/t)
Mintek
Mintek Certified
Financial Model
Anglo Design Normal

Figure 23: Gold Recovery versus Head Grade

This is the so called White's rule which is often used to relate recovery and head grade on Witwatersrand type ores.

It is noted that the AAC normal design gold recovery was a little higher than the current indicated recovery at the same head grade.

25.3.12 SRK Comments

- AAC investigations found that because of the association of a large part of the uranium with thorium in complex minerals, high concentrations of oxidant and acid were required to dissolve over 90 percent of the uranium. They also suggested that neither of these conditions could be met by autogenous reagent generation in oxygen pressure leaching even under very severe conditions of temperature and pressure. This was due to the low pyrite content of the ore, coupled with removal of the ferric oxidant from solution at a particularly fast rate as jarositic compounds, with jarosite formers such as potassium provided by the ore. Furthermore, selected drill core analyses showed very low pyrite levels in certain samples. Notwithstanding this oxygen pressure leaching was shown to be successful at pilot scale on bulk samples. This apparent contradiction raises the concern of variable oxygen pressure leach performance across the orebody, an aspect that has not been addressed in test work reports provided for review. In the event of variable recovery due to inadequate pyrite levels, oxidants could be introduced to the oxygen pressure leach. SRK considers the likelihood of oxygen pressure leach non performance to be low and the materiality with respect to lower recovery to be low.
- Comminution characteristics of the Lower Reef were not tested. The mill however was previously sized to treat 230ktpm of similar ore compared to current requirements of 200ktpm. SRK considers the likelihood of mill not meeting throughput requirements to be low.
- The assumed recovery relationship may be found to be conservative resulting in higher recoveries materialising.

25.4 Tailings and Waste Disposal

25.4.1 Introduction

The following information is submitted under ITEM 25 (e) and ITEM 25(b) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Environmental Considerations and Recoverability".

SRK were requested to review a report produced by Epoch Resources (Pty) Ltd entitled "Development Plan for Aflease Tailings Storage Capacity." This was undertaken in conjunction with a site inspection of the current operational facilities. Currently Uranium One has one active tailings dam adjacent to their gold plant situated about 20km south west of Klerksdorp. The Epoch report (No. 104 – 006 No. 1 Final – dated January 2006) concentrates mainly on the current disposal facility, namely the rock wall impoundment.

25.4.2 Current Facilities

The original design of the current facilities requires that a rock wall forms the perimeter of the tailings dam. The rockwall is constructed of overburden consisting primarily of semi-weathered rock interdisperced with some soil. Included in the original dam design was a seepage collector drain to control the seepage emanating from the tailings and to dispose of the seepage water in a controlled manner. This however was not installed at the time of construction. A penstock decant facility and return water facilities are in place. A number of piezometer standpipes are also positioned in the tailings.

The current level of tailings is about 5m below the lowest elevation of the rock perimeter wall. Some toe-line seepage close to the down-stream toe of the rock wall was noted on the eastern flank. This seepage has green algae present which provides a likely indicator that the source is other than from the tailings dam. Some evidence of tailings emission through the rock wall was noted along the northern section opposite the return water dam. During discussion it was noted that the area, where the tailings emission occurred, was recently lined with tailings filled plastic bags on the upstream slope of the rock wall. The flow of tailings through the wall then stopped.

In general the tailings dam is in good condition with no cracks or slumping noted in the rock wall. This is to be expected as the maximum depth of tailings is only about 7m.

Toe catchment paddocks were also noted along the outer perimeter of the rock wall. However, no evidence of a solution trench beyond the catchment paddocks was observed supporting the fact that no filter drains were installed during construction. The penstock towers are in good condition and are generally vertical in axis. The current catwalk is in good condition.

25.4.3 Proposed Facilities

SRK has undertaken an independent capacity review of the existing tailings impoundment and concludes the results are very close to the design. The design caters for 18,08Mt. While on site, SRK obtained three "undisturbed" tailings samples for density determination.

The results indicate that the near surface tailings have a dry density of 1.25t/m³. Epoch has assumed an in-situ dry density of 1.38t/m³. SRK believes that Epoch's density is probably a more appropriate value as the density will increase from overlying compaction. The dam will have a final elevation of 1,399mamsl.

The rates of rise are likely to be greater than 3.0m/yr above the rockfill impoundment. Industry norms allow for rates of rise of approximately 1.5m/yr for tailings dams without under-drainage. As there is no drainage system installed in the tailings dam and the in-situ dry density is not confirmed, SRK recommends the following is done to ensure the tailings facility is proved to be of an acceptable standard.

- Work the existing rockfill wall to a constant elevation;
- Undertake a detailed geotechnical study to confirm the ground conditions at the base of the rockfill wall and tailing characteristics;
- Perform a tailings dam development simulation using appropriate software and the geotechnical information to ensure the tailings dam will be adequate and safe, and
- Install an elevated drainage system within the impoundment in order to maintain stability of the tailings dam above the rockfill impoundment and to deal with seepage effluent in an orderly manner.

The costing is tabled below and is inclusive of the original budget of US$1.02m.

Table 25: SRK Revised Tailings Capital Required

Item	Description	Amount US$m
1	Reshaping existing rockfill wall to bring the crest onto a common (consistent) elevation	0.15
2	Undertake a detailed geotechnical and development simulation (i.e. live development of phreatic surface) using appropriate software	0.05
3	Installation of elevated drains based on Item 2 above (rate R1500/m)	0.75
4	Installation of toe line seepage collector drain and covering	0.23
5	Upgrading of toe catchment paddocks and installation of solution trenching and stormwater trenching	0.23
6	EPMC	0.15
Total		1.55

25.4.4 SRK Comments

- Currently no immediate and major concerns relating to stability were observed on site with respect to the rock wall tailings dam.
- SRK recommends that Uranium One together with Epoch Resources set in place a strategic programme that will address the findings and consequent recommendations in Epoch's report as well as SRK's feedback report.

25.5 Infrastructure

25.5.1 Introduction

The following information is submitted under ITEM 25 (a) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations".

This section presents a discussion on the infrastructure aspects and methodologies contained in the 'Dominion Reefs Uranium Mine Feasibility Report – Phase 1, June 2006, Report No. 29876', Turgis Consulting.

Specifically the necessary infrastructure to meet the requirements is addressed to determine the adequacy thereof.

25.5.2 Underground Infrastructure

Workshops

An appropriate number of underground workshops, suitably designed and sited will be established to enable mine personnel to carryout minor services and required checks on the trackless equipment Major services of trackless equipment will be done on surface by mine personnel.

Electrical Supply

Electrical supply to all portals will be rated at 22kV. Depending on the decline production rate the supply will be stepped down by either a 15, 10MVA, 22/ 11kV step-down transformer. An 11kV switchboard will feed the underground and surface infrastructure. All surface reticulation has been adequately designed to cater for load requirements. Underground feeders will consist of two 11Kv XLPE cables in a ring feed configuration. An 11kV substation will be established on each level to feed 630kVA mini substations in the mining areas.

Water Reticulation

Pump chambers are to be established on the 2nd, 4th and 6th level and so on, as the declines' depth increases. Compressed air operated pumps will pump water to spindle pump sumps from the decline face. Temporary spindle pumps established in cubbies will be used to pump to the above pump chamber until the lower pump chamber can be established.

Water from the stopes will gravitate to the back of each cross-cut where the water will be pumped using spindle pumps into the main drainage column to report at the relevant pump chamber. In development ends compressed air operated pumps will pump to spindle pumps, which will in turn, via the main drainage column, pump to the applicable pump chamber.

Water entering the dirty water dam will first pass through a grit trap to remove coarse product. The vertical dam design and agitation will ensure minimal particle settlement. The dirty water is then relay pumped to surface.

On surface the water will be flocculated and settled in surface settling ponds. The sunken material will be loaded and sent for processing. Overflow clear water will be disinfected and pumped to a holding water tank and returned underground as service water. The distribution will be regulated by pressure reducing valves on each level which will inturn supply water to working places by means of a pipe network.

Compressed Air

Compressed air will be provided by suites of 1,500cfm packed air-cooled compressors sited close to decline portals. Generating pressure will be 700KPa and the reticulation system is designed to ensure 500KPa at strike development extremities. Compressor requirements are based on the quantity of air driven equipment and refuge bay requirements.

Communications

Each portal surface office will be linked to the mines cell phone system. Footwall infrastructure excluding crosscuts will be equipped with a leaky feeder system. Radios will be provided to each vehicle and shiftboss/foreman. Radios will be installed at each refuge bay, operating raiseline and pump chamber. A surface co-ordinator will facilitate truck dispatch and provide the link between the leaky feeder system and the cell phone system.

25.5.3 Surface infrastructure

Transport

Underground haulage trucks will tip onto a stockpile sited close to the portal. The stockpile will cleaned by a front-end loader tipping into 25 tonne highway trucks. These roadworthy licensed trucks will transport the reef to the primary crusher sited at the processing plant. The activity of cleaning the stockpile, transportation to the plant, roadway maintenance, environmental compliance w.r.t fuel and lubricants and dust suppression will be contracted out at the following quoted rates:

Table 26: Contracted Surface Transportation Costs for Reef from Decline to the Processing Plant

Decline	Hauling Distance (km)	Cost (US$/tonne)
R1	6.1	1.01
D1	14.7	2.43
D2	13.0	2.15

To reduce the current hauling distance from D1 a 3.9km haul road will be laid. In addition 1.8km of upgraded haul road is also required. D2 will require 1.4km of new haul road. The costs are included in the capital estimate.

Fuel and lubricants will be contracted to the supplier, who as part of the supply contract will provide facilities for effective use thereof.

Uranium One will provide bus transportation for employees between change houses and portals and between the mine and the local inhabited areas of Tigane and Jouberton. Car parking areas at each portal will be provided for those employees using their own transportation.

Buildings and Services

Access underground will be controlled at each portal. The mine has budgeted to provide an onsite search and rescue team. The existing onsite medical facility equipped and staffed to handle preliminary

care will be upgraded to suit the projects requirements. Cases that require hospitalization will be transported by a contract ambulance service.

Part of the existing Rietkuil hostel facilities will be converted to serve as general offices and a training facility for the project. Once upgraded, the existing Rietkuil hostel facility will also incorporate the Rietkuil change house and lamp issuing facility. A new change house and lamp issuing facility will be built to serve the Dominion Section. Offices for foreman and shiftbosses will be provided for and will be sited close to the portals. The service departments will use existing farm houses owned by Uranium One.

The current workshop facilities are deemed adequate to carryout major equipment overhauls. The current mine store is deemed adequate to serve as the projects central store. Provision for a salvage area a materials radiation decontamination area, a timber yard and store sited close to each portal has been made.

To ensure environmental compliance waste facilities to facilitate waste recycling will be provided. Solid waste will be disposed of at the land fill site close to Hartbeesfontein.

Fencing will be constructed around the surface infrastructure sited at each portal, the upgraded Rietkuil hostel facility and processing plant.

Sewage

Appropriate capital provisions for the construction and cleaning of septic tanks has been provided.

25.5.4 Bulk Services

Ventilation

Ventilation aspects of the mining and surface infrastructure contained in the Study have been examined. No independent computer models of the mine ventilation distribution system were set-up as part of the examination.

An important aspect to ventilation of uranium mines is the provision of sufficient air flow to remove radioactive gases and decay products. Overall ventilation flows specified for this purpose in the report are acceptable. Average uranium grade is relatively low. The expected radiation Working Levels are within acceptable limits. Accumulations of broken rock in intake airways must be avoided. Wetting-down any broken rock will not inhibit radon release but will reduce release of dust to which radon daughters have adhered. This dust will become part of the water returning to settlers and will eventually be pumped out of the mine. Any radioactivity in the water/dust should not pose an environmental problem, but this should be confirmed as part of an overall ongoing risk assessment process.

Another important aspect in a mechanized mine is the provision of sufficient air for the dilution of diesel fumes. There are no regulations in South Africa at present regarding the minimum quantity of air to be delivered for dilution, but good practice is to provide at least $0.06m^3/s$ per rated kW at the point of use. This quantity is required when the equipment is operating irrespective of whether the equipment is working hard or idling. The US MSHA and Canadian Standards Association test

underground equipment at various power loadings and engine revolutions to determine a 'nameplate' ventilation quantity which will ensure that maximum emission levels are not exceeded. These nameplate quantities depend on the sulphur content of the fuel and on minimum maintenance standards. For example for the AD30 truck powered by a Caterpillar 3406E engine, the nameplate quantity varies from $0.04m^3/s$ per kW for 0.05% sulphur fuel to $0.07m^3/s$ per kW for 0.5% sulphur fuel. (MSHA does make provision for a lowering of the minimum quantity when multiple vehicles are operating in the same area, but this is based on measurements under actual operating conditions). For peak development in D1, the Study makes provision for a dilution quantity of $0.075m^3/s$ per rated kW. SRK agrees with this quantity.

The Study assigns utilization factors for utility vehicles and reduces the air allocation accordingly.

Leakage from the tunnel into the duct means that potentially not all of the specified fresh air would reach the face zone and thus provide less dilution. SRK believes that the air quantity delivered to the decline development may need to be increased. This will obviously affect the spacing of fans as development advances. In the Study it is stated that a larger LHD could be used in multi-ended developments. The stated quantity of $25m^3/s$ is considered not to be adequate in this case. This could affect the ducting and fans required, and hence the adequacy of the proposed 4m wide haulages may need to be re-examined. Other ventilation quantities based on minimum face velocities are acceptable.

The Study states that with the quantities of air provided for pollutant removal, there should be no need for mechanical cooling to ensure that temperatures remain below 27.5 °C. SRK agrees with this assessment.

Comments on occupational safety and health are within accepted good practice. Compliance to NNR guidelines, which is a prerequisite, and the mines risk assessment programme will ensure minimal risk with respect to potential environmental problems created by any radioactivity.

Power Supply

The infrastructure at Roan substation currently consists of two 10MVA 132/6.6Kv transformers supplying Uranium One 6.6kV switchboard. The Roan substation will be upgraded in two stages, firstly to supply the projects start-up activities and later to cater for full production. Uranium One has contracted ESKOM to supply 40MVA by October 2006. Currently there is sufficient supply from Roan for the initial development requirements at Rietkuil. Initial development power requirements for the Project are met by the use of diesel generators. Total peak requirement at full production (underground and processing) is in the order of 34.6MVA (90% diversity factor applied)

Water Supply

Uranium One is currently carrying out a dewatering programme to drain the old workings. The dewatering water and process water at Bonanza has been found suitable by the process consultants to be used in the new process plant. This water will be stored for later use in the plant. Once the water from this exercise is used, Treated Sewage Effluent ("TSE") will be sourced from Matlosana Local Authority. The reticulation design will enable each decline to receive water from the TSE receiving reservoir or pump excess underground water to the TSE receiving reservoir. The plant will tap the TSE receiving reservoir for plant supply. Underground mining operations will be equipped with a closed circuit service water, pumping and surface settling facilities established at each decline portal. Settled grit and mud will be loaded and transported to the plant for processing. A design pump capacity of 20l/s will be installed at each decline. This capacity will be adequate for the worse case scenario.

A new supply line from the Matlosana Local Authority will supply potable water to the mine and the

local town of Dominionville. Uranium One has made available a loan to the local council to extend this potable line to Hartbeesfontein.

At full production the plant will require 264,6Ml/month and the underground workings will require 53.2 Ml/month. The underground requirement incorporates a waterjet cleaning requirement, water to rock ratio, of 1.5:1. To accommodate future expansion the water reticulation system has been designed to accommodate 410,4Ml/month. Potable water design capacity of 122,0Ml/month will also be installed.

25.5.5 SRK Comments

- Overall ventilation quantities specified are adequate but the quantity specified for the ramp and other major developments may require re-examination.
- Careful consideration of the relevant sections on Bulk Supplies, Underground Engineering Services and Surface Infrastructure has revealed that adequate attention was given to detail in the Study with respect to engineering, design and operating requirements.
- In SRK's opinion Uranium One will secure the required bulk services of electricity and water when required.

25.6 Environmental

25.6.1 Introduction

The following information is submitted under ITEM 25 (e) of the Form 43-101F1 "Additional Requirements for Development or Production Properties - Environmental Considerations".

This report sets out the findings of the review of the environmental study undertaken for Uranium One on the Project.

The Environmental Scoping Report, EIA, EMP and the Water Use License Application ("WULA") have all been compiled. The EIA and EMP have been submitted but are not yet approved. The WULA has been awarded. A Radiological Screening Survey and Worker Hazard Assessment have been completed by NECSA Nuclear Services and it is concluded that the mine will require Nuclear Authorisation in the form of a Certificate of Registration.

Only major issues are discussed in any detail in this report. However, for completeness, certain observations are made where it is possible that early attention to more detailed planning could hold advantages.

25.6.2 Regional Setting

The proposed mining operation is situated between Klerksdorp and Hartebeespoort, 20 km south west of Klerksdorp, in the North West province. The area has been extensively mined for gold and the planned uranium operation will be within the area that has already been disturbed with a number of shafts. A gold plant and a heap leach facility are already in place for the gold mining operations in the area. Correspondence received from the North West Department of Agriculture, Conservation, Environment and Tourism regarding an application for exemption from an EIA for the proposed construction of a pipeline from Matlosana sewage works to the mine indicates that the area affected by the pipeline is not environmentally sensitive. The area is relatively homogenous and this finding can therefore be extrapolated with reasonable confidence to the rest of the affected area, subject to the findings of the various specialist studies undertaken for the EIA and WULA, which are addressed below.

The area is relatively dry and is characterized by thornveld vegetation and a flat topography. The mining area is located in the catchment areas of the Jagspruit and Rhenosterspruit rivers which drain into the Vaal River via the Schoonspruit and Yztersp ruit respectively. Surface water in the area is used by some farmers for stock watering and by informal settlements.

Ground water levels have been found to fluctuate with rainfall. It is significant that the WULA considers the pre-mining water levels to be similar to those found at present. The implication of this is that decades of gold mining have not resulted in a significant change in regional ground water levels. There is no indication that the situation will be different for the proposed uranium mining. However, in the vicinity of shafts which are dewatered, water levels as deep as 80m are recorded. Annual private and mining related ground water use is estimated as being only 4.2% of the annual ground water recharge rate.

From a social perspective the adjacent land is used primarily for commercial farming. There is also a

residential area known as Dominionville.

Three declines are under development. A uranium plant will be constructed and tailings from this plant will provide feedstock for the existing gold plant. The existing Bonanza gold tailings dam will be used. The existing liabilities stemming from this tailings dam is provided for in the Bonanza closure plan and costs for the future use of the tailings dam will be prorated on use. New infrastructure will be required in terms of roads, powerlines and pipelines. Process water will be TSE sourced from the Matlosana Local Authority.

25.6.3 Legal Requirements

In terms of the MPRDA the mine will require an approved EIA, EMP, registration with NNR and a WUL will be required in terms of the NWA. To date the WUL has been granted and although the other authorisations are currently not in place, the necessary documentation has been drafted and/or specialist input obtained. The DME is responsible for the administration of the MPRDA and DWAF for the NWA.

25.6.4 Environmental Management Programme

From the EIA and the WULA and SRK's knowledge of the site and discussions with the consultants who compiled the EIA, the following environmental and social aspects were assessed:

Table 27: Environmental and Social Aspects Assessed

Biophysical Aspects	Socio-economic Aspects	Heritage Aspects
Vegetation	Noise and Vibration	Archaeology
Fauna	Traffic Implications	Historic
Surface Water	Employment and Local Economic Development	Cultural
Groundwater	Health and Safety	
Air Quality	Land Use and Land Capability	
Soils	Waste Management and Sanitation	

Certain issues have been identified. In brief, these are:

Environmental Approvals

The EIA and EMP were submitted during November 2005. To date approval has not been obtained, however SRK is of the view that the documents will be approved, possibly following requests for further information and possibly involving certain compliance conditions to account for uncertainties. Current bulk sampling is authorised under the Prospecting Right and dewatering which has and is currently taking place is allowable under the WUL.

Water Resources

The WULA proposes that the impacts on the ground water are unlikely to be significant, either in terms of quality or quantity. The document has listed potential sources of water contamination, all of which can be managed in terms of generally accepted practices, as has been shown within the industry. Make up water will be sourced as TSE from the Matlosana Local Authority rather than from ground or surface water resources. Current environmental planning assumes a zero effluent discharge.

The potable water facilities that will be constructed by Uranium One (utilizing ground water) will remain in place following closure. These will then be taken over by Matlosana Local Authority for the

supply of potable water to the town of Dominionville. This will contribute towards sustainable development of the area following mining.

The location of the make up water reservoir, settling dams and storm water control measures have been finalised.

Radiation

Radiation was not addressed as a specialist investigation for the EIA but the mine is being assisted by the National Energy Corporation of South Africa (NECSA) in the process of registration with the NNR. A Radiological Screening Survey and Worker Hazard Assessment have been completed. This report has not identified any fatal flaws. A number of hazards have been identified and standard management measures are recommended. Follow-up surveys will be required once the mine and plant are operational.

Historical Sites

Although a number of historical sites have been identified within the mining area current indications are that disturbance of these can be avoided.

Flora

The EIA records a number of plant species that are classified as rare but there is no indication that mining will result in unacceptable destruction of plant species of conservation importance.

Shared Liabilities

It is SRKs understanding that the current gold plant operations of Uranium One and the new uranium plant will be run as a single unit. RoM will be crushed and milled using the current gold plant installations. The ore will then undergo uranium extraction followed by gold extraction. Tailings will be disposed on the tailings dam, on which deposition stopped shortly after commissioning. The existing liabilities stemming from this tailings dam is provided for in the Bonanza Mine closure plan and costs for the future use of the tailings dam will be prorated on use.

Interested and Effected Parties Concerns

It is clear from the minutes of the various public meetings held as part of the public consultation process for the compilation of the EIA that the community in the area has a number of concerns related to the proposed mining operation, ranging from depletion of water resources to security, noise and air quality. While it has been noted above that these issues can be addressed using recognized and accepted management practices, community liaison and effective environmental management will be essential for the smooth running of the proposed operation.

A particular issue, both in terms of the lack of clarity in this respect in the EMP and concerns raised by farmers during the consultation process, is the source of water to be provided to farmers in the event that mining results in depletion of the ground water resources. It is reported that the mine intends to

construct a pipeline to supply water from Klerksdorp for this purpose. Uranium One has purchased the farms which it believes will be affected.

25.6.5 Safety and Health

In compliance with the Mine Health and Safety Act the mine has implemented a mine safety programme, a risk assessment procedure and a medical surveillance programme. To minimise the risk of injury due to flammable gas ignitions the project has provided capital for an appropriate number of gas detection, warning and fire suppression devices and implemented procedures to minimise the occurrence and affect thereof. All people entering the underground working will have to don self rescuers in gas of gassing. Refuge bays will be sited within reach of a person donning their self rescue pack breathing apparatus.

NECSA will provide contracted services for radiation protection and monitoring.

Although not based on any criteria or programme Uranium One estimate that 20% of the workforce will be HIV positive and have budgeted R500.00 per infected employee per month for antiretrovirals and an additional R20,000 for aids counselling per month. This translates into R1.34 per tonne.

25.6.6 Social and Labour Plan

The Social and Labour Plan ("SLP") considers 3 areas for investigation and provides financial Resources to ensure implementation. These areas are discussed below.

Human Resource Management

Uranium One have compiled a Skills Development Plan and Employment Equity Plan to comply with the South African labour legislation. In addition to address inherent social imbalances Uranium One have also compiled a Career Progression Plan, a Mentorship Plan, Internship/ Leadership Scheme and Bursary Scheme.

Local Economic Development

This component looked at the impact the mine will have on the local, provincial and national economy, assessed the social-economic conditions of the immediate surrounding communities and identified the manner in which the mine will contribute to the socio-economic programmes/developments in the area. As required by the SLP guideline which states that the social investment projects undertaken need to be in line with the areas Integrated Development Plan ("IDP"), the projects were aligned to the needs identified in the Matlosana IDP. Projects and initiatives which the Uranium One are committed to are as follows:

- Empower at least five Historically Disadvantaged South African ("HDSA") small medium micro enterprises to provide local procurement to the Project within three to five years from the date of obtaining the mining right.
- To support the agricultural sector in the Southern District Municipality, particularly the Hartbeesfontein Farming Project.
- To support the manufacturing sector in the Southern District by facilitating the establishment of Safety gear factory in Hartbeesfontein.

- To support the agricultural development projects as outlined in the Local and Economic Development and Industrial Strategy for the Southern District Municipality.
- To support poverty alleviation projects in the rural areas.
- To assist in improving health care services in the Southern District Municipality, by having a HIV/AIDS Centre established and operational within five years of obtaining the mining right.
- In addition the SLP includes a commitment from Uranium One, to develop and implement a preferential procurement policy and strategy in support of the objectives of the Mining Charter.

Managing Retrenchment and Downscaling

Uranium One will investigate and develop mechanisms to mitigate the social and economic impact of mine closure on individuals and on the regional economy prior to mine closure. These are to be updated annually.

25.6.7 SRK Comments

- The review identified no fatal flaws however comprehensive planning and sound engineering design is still required for environmental aspects.
- Community liaison and effective environmental management will be essential for the smooth running of the proposed operation.

25.7 Marketing

25.7.1 Introduction

The following information is submitted under ITEM 25 (c) of the Form 43-101F1 "Additional Requirements for Development or Production Properties - Markets".

The market analysis has been carried out by Uranium One which has been mainly derived from material from a Union Bank of Switzerland ("UBS") research report dated 8 November 2005 and 2 May 2006. In addition information from World Nuclear Association, Uranium Information Centre and Ux Consulting LLP has been used. SRK has reviewed the work and has accepts it as a fair reflection of the future market for U_3O_8.

25.7.2 Supply/Demand

The international uranium market is in transition from being inventory-driven to production-driven. Uranium, in the commercial market, is used exclusively for fuel in nuclear reactors for the production of electricity. Governments worldwide struggle for solutions to control green house gas emissions and produce affordable energy. Some propose that nuclear power is the cleanest, least expensive and most secure form of electricity. According to the Uranium Information Center, as of January 2006 there were 441 commercial nuclear power plants operating in 31 countries worldwide, with an aggregate installed generating capacity of 368,386 megawatts of electricity, requiring over 170Mlb of U_3O_8 per year. These plants are currently supplying approximately 16% of the world's power requirements. Another 27 reactors are under construction and a large number are planned and proposed world-wide. For example according to the World Nuclear Association, India and China have official plans in place to construct 64 new reactors. Russia is now completing plants whose construction was halted when the old Soviet regime was disbanded. Finland has just ordered its fifth nuclear reactor while France, which uses nuclear sources for 78% of its energy supplies, has agreed to build the prototype for the European Pressurised Water Reactor. In the United States, 27 reactors are under construction, with 37 reactors planned. The 143 reactors already in place provides about 20% of the country's energy. Over and above this, a number of plants are receiving 20-year extensions to their licences. Between March 2000 and October 2004, 30 reactors were granted 20 year extensions to their original licences of 40 years; a further 16 renewal applications have been filed with another 22 expected, meaning that just under half of the installed reactors are expected to receive licence extensions. The US Department of Energy is actively providing incentives encouraging power corporations to apply for licences to build new reactors in an attempt to stave off an imminent energy shortage.

According to the World Nuclear Association, in 2004 approximately 82% of uranium mine supply (105Mlb of U_3O_8) was produced by eight companies, with the four largest producers, Cameco Corporation, Cogema, Energy Resources of Australia and WMC Resources Ltd. (now BHP Billiton), accounting for over 53% of 2004 mine supply. Approximately 87% of estimated world production was sourced from seven countries (in order of production, from greatest to least) - Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan).

As a consequence of market developments, uranium mine production dropped significantly in the first half of the 1980s from approximately 150Mlb at the start of the 1980s, when it just exceeded demand, to below 100Mlb per annum during the 1990s, while consumption was rising from roughly 150Mlb towards 175Mlb per annum.

Nuclear power generation has been on the increase over the past decade although during the 1990s there was little freshly commissioned greenfield capacity. This increase has been absorbed by improved reactor performance, increased fuel burn-up (i.e. the amount of energy recovered from the fuel bundles), extended fuel cycles, and capacity increases of between 5% and 15% at existing plants. The average load factor in the United States has risen from approximately 65% in 1990 to roughly 90% by 2000. At the same time the extension of the fuel cycle (the period between refuelling the core in the reactors) has increased from 12 months in the 1970s to a current 18 to 24 months fuel cycle. In addition, the average capacity factor for nuclear plants in 2003 was 89.6%, compared with 70.6% for coal, 40% for natural gas-fired plants and 33% for wind-powered plants.

These efficiency increases have resulted in a considerable cost reduction. In the US nuclear power is now competitive with coal and natural gas (US$31-46/MWh post absorption of early plant costs, against US$33-41/MWh for coal and US$35-45/MWh for natural gas). This is one of the factors that have led to a renaissance of the industry. The present picture shows increases in capacity underway internationally.

In 2003, only 55% of the uranium consumed had been mined that year. The depletion of uranium inventories in this way has continued for many years and has largely gone unnoticed. Low-grade uranium sources are plentiful and readily accessible, but uneconomical at current prices. High-grade uranium deposits such as those found in Saskatchewan's Athabasca Basin are scarce, involve substantial drilling and are located at great depths.

In South Africa, electricity consumption has been growing rapidly since 1980. Eskom currently supplies about 95% of South Africa's electricity and more than 60% of Africa's requirements, predominantly from coal-fired plants. Eskom expects that by 2008, regional electricity demand will exceed regional supply capacity and has started curtailing electricity exports.

Moving electricity over long distances is inefficient, so the Koeberg nuclear power station near Cape Town was introduced in the mid 1980's. Koeberg is the only nuclear power station in Africa and the largest turbine generator in the Southern Hemisphere.

The market price of uranium is influenced by a number of factors including demand from nuclear power reactors, inventory levels (including inventory made available under international agreements for the decommissioning of military weapons) and the production levels and operating and capital costs of uranium mining companies. In 2004, the most recent year for which there are published data, Ux Consulting LLP shows the level of world demand for uranium as approximately 175Mlb per year while the level of uranium mining production as approximately 105Mlb. As has been the trend since the mid-1980s, the primary production of uranium in 2004 supplied only around half of commercial reactor requirements. Producers compete with each other to sell into the spot and term markets, and also compete with brokers and traders who may be selling various forms of inventory. However, low-cost small producers are able to compete in the market, given the generic nature of uranium, the requirement for continuous (baseload) reactor operation, and the desire of utilities to maintain diversity in their supplier portfolio. Demand is set to outstrip supply by a considerable margin, the inventories built up during the period of excess (effectively from 1945 to 1986) will not be sufficient to supply the developing shortfall and the uncertainty over potential uranium supply through to 2010 suggests the development of shortages. The UBS report indicates marginal shortages during the following few years and indicates material shortages occurring during the years 2015 and following years. Fearful of lack of availability and elevated prices, utility companies have been mostly responsible for the high level of

spot demand for uranium. As a result, the project's earnings and cash flows, which are directly related to the price of uranium, will be sensitive to such fluctuations.

Secondary uranium sources are rapidly declining, notably the US-Russian highly-enriched uranium programme, which has been delivering uranium to the market at the rate of 24Mlb per annum. This level is thought not to be sustainable in the future. In addition China is in transition from being a uranium exporter to importer. And critically the collapse in market prices through the 1980s and 1990s following record levels at the end of the 1970s has led to minimal exploration during the 1980s and the first half of the 1990s.

These factors point to a sustained shortfall in supply and clear scope for fresh mine production. Given that uranium comprises only 1% of nuclear reactors' costs, the fundamentals of the market point to sustainable higher prices and a recent academic study suggested that US$30-40/lb is not unrealistic for the medium term. Clearly there are other issues at stake given that the market remembers the Three Mile Island and Chernobyl incidents, but the political will appears to be strong enough for the market to support fresh mine production.

25.7.3 Pricing

The ruling prices on 1 June 2006, the valuation date, for U_3O_8 was US$46.5/lb and for gold was US$629.0/oz and are the base prices escalated in the financial model by US CPI. The ruling exchange rate was ZAR6.58: US$1.00. It is also stressed that it is important, when looking at the market, to consider the long-term contract prices that are being struck rather than the spot price, as not much more than 10% of uranium transactions are concluded at spot with the rest in term contracts.

Based on data provided by Ux Consulting Company LLC, during 2005 the average spot price for U_3O_8 increased by approximately 75%, ending the year at US$36.25/lb (compared to US$20.70/lb at the end of 2004), and the long term average contract price for U_3O_8 increased by approximately 45%, ending the year at US$36.25/lb (compared to US$25.00/lb at the end of 2004). In an UBS research report dated 8 November 2005, the U_3O_8 price is quoted at US$38, US$40 and US$38/lb for 2006, 2007 and 2008 respectively. In a later report UBS adjusted their uranium prices forecasts upwards to an average of US$44/lb in 2006 andUS$58/lb in 2007 (UBS, Research, Cameco Corporation, 2 May 2006). Thus it would appear that a uranium price of US$46.5/lb would be appropriate for determining prices that are use in the study. In support of this price the UBS report indicates marginal shortages during the following few years and indicates material shortages occurring during the years 2015 and following years. It is SRK's opinion that the forecast prices used in the financial model are fair and reasonable.

The reasonableness of the gold price was confirmed by reference to research data from the Bureau for Economic Research at the University of Stellenbosch. The data indicated an average gold price of US$608/oz for 2006.

In South Africa it is important to consider the gold price in terms of ZAR as the majority of costs are in ZAR and the total revenue is in US$. The exchange rate of ZAR to US$ is therefore of importance in determining the ZAR denominated gold price. The exchange rate of ZAR to US$ has been volatile in the past and has proved difficult to forecast, there is however a discernible long term trend.

Uranium One sells gold produced in US$ to the Rand Refinery and is then compelled by the South African Reserve Bank to convert the proceeds to ZAR. Gold Producers are therefore effectively selling their product in ZAR although there may be up to a ninety day difference between receiving the

proceeds in US$ and converting it to ZAR.

A gold price of ZAR133,063/kg has been used in the valuation (US$629 at R6.58 to 1US$). The corresponding price forecast by the Bureau for Economic Research, (BER) at the University of Stellenbosch was ZAR128,425/kg, a 3.6% difference.

SRK analysed the long term trends for the R/US$ exchange rate from 1979 and the US$ gold price from 2002. From the analysis it was established that the price of ZAR133,063/kg was slightly higher than the price trend in the years 2006 to 2008 but was below the projected price trend for the subsequent years.

Recent SRK experience indicates that South African gold mines are utilising a real gold price of about ZAR130,000/kg in their budgets and LoM plans, with variations in the US$ gold price and ZAR/US$ exchange rate.

In light of the above analysis SRK are of the opinion that the gold price and uranium price used in the financial model is fair and reasonable.

25.7.4 Sales Strategy

On commissioning of the plant approximately 18t of uranium will be locked up in the various stockpiles and vessels in the plant. Once the initial lockup demand is met the amount of uranium entering the plant will be equivalent to the amount of uranium exiting. The plant's product known as Ammonium Di-Uranate ("ADU") is then delivered to Nufcor for calcining. Initially at Nufcor a further maximum lockup of 20t occurs. It is therefore expected that the first 1-2 months of plant production will fill the lockup demand. After this initial lock up product delivered to Nufcor will be processed within the same month ready for packing and shipping. Delivery to the end user (converters) will be by sea freight which could take up to 6 weeks. Once the converters receive the product sampling and analyses are done before payment will be effected. According to Nufcor the total time from receiving ADU from the mine to delivery and receiving payment is approximately 3 – 6 months.

Uranium One is in the process of completing an agreement with Nufcor International Limited (NIL). NIL is a world leader in the marketing and distribution of nuclear fuel components. In terms of a Memorandum of Understanding between Uranium One and NIL, NIL will be the exclusive global marketer and distributor of Uranium One's uranium oxide concentrates. The company's marketing strategy will therefore be driven by NIL and will encompass the following:

- Marketing early production on the spot market.
- Off-take agreement with end users located in Europe, the US and Japan on market related terms.
- NIL will assist with the packaging, shipping, quality control and delivery of the uranium product to the end-users buying the product from Uranium One.

The Nuclear Fuels Corporation of South Africa Limited, the parent company of NIL was founded in 1967. NILs task is to perform the final processing and to market uranium concentrates on behalf of the South African mining industry internationally. To date the Nufcor processing plant has produced and exported approximately 180kt of uranium concentrates making it one of the industries's most recognised and well established brands. Currently NIL processes South Africans current production of approximately 900t per annum at its plant west of Johannesburg.

Recognising the pending changes in the nuclear fuel industry, AngloGold Ashanti Limited and Rand Merchant Bank formed Nufcor International Limited (NIL), a London based joint venture company in 1999. Under an agency agreement, NIL assumed the task of marketing all of AngloGold Ashanti's uranium production and this underpins its primary activity of trading in advanced nuclear fuel products and providing custom made structured products for client companies. These structured products include material leasing and commodity swaps.

Given the reduced uranium production in South Africa in recent years, NIL has excess capacity to assist Uranium One in establishing a robust long term contractual profile. NIL brings a strong and reliable South African association with the product together with a deep and well established market penetration.

25.8 Management and Operations Manpower

The following information is submitted under ITEM 25 (a) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations".

25.8.1 Labour compliments and productivity

Table 28: Labour Compliments and Productivity

Site	No. of employees	tonnes (ktpm)	tonnes/man	m^3/month	m^3/man
Metallurgy	**219**	**200**	**913.2**	**60,000**	**274.0**
Semi-skilled	173	200	1156.1	60,000	346.8
Skilled	46	200	4347.8	60,000	1304.3
Mining	**2,555**	**200**	**78.3**	**60,000**	**23.5**
Semi-skilled	2,215	200	90.3	60,000	27.1
Skilled	340	200	588.2	60,000	176.5
Total	**2,774**	**200**	**72.1**	**60,000**	**21.6**
Semi-skilled	2,388	200	83.8	60,000	25.1
Skilled	386	200	518.1	60,000	155.4

Note: Inclusive of additional labour (approximately 25%) for continuous operations and leave relief (approximately 7.7%)

25.8.2 Labour Rates

Labour rates are cost to company and are budgeted at the same levels currently paid at the Bonanza Mine. The cost to company rates are inclusive of bonuses, leave pay and where appropriate medical allowance.

25.8.3 Organizational Structure


General Manager
Reitkuil team
Mine Manager
Engineering
Manager
Financial Manager
Dominion Team
Mine Manager
Engineering
Manager
Financial Manager
Finance/ Stores
HR Manager
Plant Team
U plant Manager
Au Plant Manager
Engineering
Manager
Financial Manager
Services
Asset Protection
Decline R1
Mine Overseer
Engineering
Foreman
Decline D1
Mine Overseer
Engineering
Foreman
Decline D2
Mine Overseer
Engineering
Foreman
U Foreman
Au Foreman
Geology/ MRM
Stoping Crews
Stoping Crews
Stoping Crews
U Plant team
Au Plant team
Ventilation
Development Crews
Development Crews
Development Crews
SHE
Engineering Crews
Engineering Crews
Engineering Crews
Survey and Sampling
Planning
Radiation Protection

Figure 24: Organisational Structure

25.8.4 SRK Comments

- SRK has studied the organizational structure and concur that it is appropriate for the required processes.
- SRK is satisfied that sufficient labour has been budgeted for.
- SRK is of the opinion that the labour cost to company rates, for the majority of the required designations are positioned in the lower quartile of mining industry labour rates.

25.9 Project Implementation Plan

The following information is submitted under ITEM 25 (a) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Mining Operations".

SRK has reviewed the Project implementation plan. The project plan consists of 2 Gantt charts maintained in Microsoft Project. The one is the construction schedule for the uranium processing plant, which Bateman will be responsible to implement. The second is comprehensive integrated schedule covering the areas of mining, engineering, infrastructure development and bulk service delivery. The implementation thereof will be the responsibility of the Project implementation team. Key dates extracted by SRK are shown in the Table 29.

Table 29: Key Project Implementation Dates

Activity	Completion Date
Construction	
100ktpm Uranium Plant	March 2007
200ktpm Uranium Plant	December 2007
Electrical Services	April 2007
Processing Water	June 2007
Potable Water	April 2007
Complete Trackless Fleet	April 2007
Initial Production	
Processing	March 2007
R1	October 2006
D1	January 2007
D2	April 2007
Full Production	
Processing	April 2008
R1	March 2008
D1	April 2008
D2	April 2008

25.9.1 SRK Comments

SRK is of the opinion that the Project implementation plan is achievable.

25.10 Capital Cost Estimate

The following information is submitted under ITEM 25 (g) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Capital and Operating Cost".

Capital costs are based in South African Rands ("ZAR") and are shown here in United States Dollars ("US$") using an exchange rate of ZAR6.58: US$1.00.

25.10.1 Mining Capital Cost Estimate

The mining capital cost estimate includes all capital associated with production excluding the plant and administration capital. The majority of the cost estimates have been sourced from supplier quotes, previous projects undertaken by Uranium One and from Turgis's internal cost data base. The mining capital is defined as all access development up to the haulage/ crosscut intersection. It is expected that sustainable production will be reached at the end of 2007.

The mining capital cost estimate is based on determining the total required equipment, consumables, labour and services to produce a standard element such as a haulage. This total capital is then divided by the standard length giving a capital rate per metre. Where appropriate these values have been adjusted to incorporate salvaged materials. This rate is then applied to the mining schedule. Replacement capital is based on the presumed economic life of the unit, and where possible the unit is refurbished.

The mining capital cost estimate is shown in Table 31 and shows a summary of the capital cost estimate for the project and includes but is not limited to the following:

- Purchase of surface rights;
- Where Uranium One owns equipment and infrastructure only refurbishment costs have been allocated;
- Haul roads, bulk service supply and engineering infrastructure;
- All development to the cross-cut breakaway (declines, portals and haulages);
- Trackless equipment;
- Identified future capital expenditure. This includes the on-going development of the decline systems;

Where appropriate the practice of reclaiming usable material is carried out to reduce capital costs.

The mining capital cost estimate is quoted in December 2005 terms.

The items "Declines" in the table below are a summary of all the mining and engineering capital required during the decline productive life.

The table below shows the accuracy for the costing per area.

Table 30: Estimated Level of Accuracy

Category	Upper Limit (%)	Lower Limit (%)
Mining	15	- 5
U/G Engineering	10	- 5
Surface Infrastructure	10	- 5

Table 31: Dominion Uranium Project Mining Capital Cost Estimate

Item	Capital to end Dec 2007 US$m	Ongoing Capital Jan 2008 US$m	Total Capital US$m
Surface Infrastructure	1.57	0.00	1.57
Bulk Supply	11.22	0.00	11.22
Decline R1	13.79	19.62	33.41
Decline D1	12.29	22.61	34.90
Decline D2	7.43	6.88	14.30
Trackless Equipment	9.25	6.10	15.35
Design costs	1.52	0.00	1.52
Decline Infrastructure Replacement Capital	0.00	5.24	5.24
Total	**57.07**	**60.45**	**117.51**

Note:

1. *Full production is in the first quarter 2008*
2. *Includes sunk costs between 1 November 2005 and 1 June 2006*
3. *Excludes capitalised operating cost*

25.10.2 Processing Capital Cost Estimate

Based on a Feasibility Study completed in May 2005, Bateman was awarded the EPCM contract for the Project's mineral processing plant. Subsequently Bateman produced a Cost Estimate for inclusion in the Study prepared by Turgis. The processing capital cost estimate is based on the execution of engineering design, project procurement, construction management and cold commissioning of the uranium plant on an EPCM basis. An allowance for three months hot commissioning assistance was allowed for in the estimate.

The processing capital cost estimate is based on the following:

- Earthworks – based on approved for construction measurements at contracted rates;
- Concrete – quantities estimated from material take-offs from general arrangement drawings at tendered rates;
- Structural steel – quantities estimated from material take-offs from general arrangement drawings at tendered rates;
- Mechanical equipment – per the equipment list based on contracts awarded and tenders received;
- Piping – quantities estimated from material take-offs from general arrangement drawings at unit rates with factored allowance for fittings and speciality valves;
- Electrics – quantities derived from single line drawings and motor lists based on contracts awarded, tenders received and unit rates;
- Control and instrumentation – quantities and input/output counts derived from control and instrumentation engineers based on tendered prices.

Indirect costs allowed for and their basis of estimate is summarised as follows:

- Preliminary & General – based on a percentage factor of direct field labour costs;
- Freight and logistics – based on quotations;
- Commissioning – includes for labour and manpower in cold and hot commissioning;
- First fill – based on estimated quantities and supplier prices;
- Commissioning spares – allowed as a percentage of equipment supplied pricing;

Engineering Design and Project Management

- Design costs – based on manpower resource loading at composite discipline rates;

- Project management – based on manpower resource loading at composite discipline rates;
- Construction management – based on detailed staffing plan at discipline rates;
- Temporary construction services – allowance included.
- Although no on going capital is reflected in the capital estimate, 5% has been added to the process operating cost to cater for ongoing process capital expenditure.

The level of detail included in the capital cost estimate is considered to be appropriate to ensure 90% probability that the estimate will not be exceeded, further underwritten by a Monte Carlo risk analysis undertaken by Bateman.

The processing capital cost estimate is quoted in December 2005 terms and is US$87.61m for the 100ktpm processing plant and an additional US$23.36m for the 200ktpm processing plant. SRK has increased the tailing capital requirements from US$1.09m to US$1.55m.

The table below shows the accuracy for the costing per area

Table 32: Estimated Level of Accuracy

Category	Upper Limit (%)	Lower Limit (%)
Metallurgy – 100ktpm Plant	5	-5
Metallurgy – 200ktpm Plant	10	-5

Table 33: Dominion Uranium Project Processing Capital Cost Estimate

Item	US$ (millions)	US$ (millions)	US$ (millions)
	100ktpm Plant	200ktpm Plant	Total
Civils	7.58	0.00	7.58
Structural	2.80	0.48	3.28
Mechanical	38.04	13.53	51.57
Piping	9.08	2.07	11.15
Electrical	7.62	1.26	8.88
Instrumentation	5.13	1.80	6.93
Transportation	0.50	0.18	0.68
Commissioning Spares	0.03	0.02	0.05
Ist Fill of Lubricants	0.11	0.05	0.16
Vendor Assistance	0.15	0.05	0.20
Other Costs	0.70	0.00	0.70
EPCM Services Costs	8.87	1.68	10.55
EPCM Contractors Fee	0.89	0.17	1.05
Estimating Allowance	4.55	2.08	6.63
Tailings	1.55	0.00	1.55
TOTAL	**87.61**	**23.36**	**110.97**
Capital to full production			110.97

Note:

1. *Full production is in the first quarter 2008*
2. *Includes sunk costs between 1 November 2005 and 1 June 2006*
3. *Excludes capitalised operating cost*

25.10.3 Capital Cost Estimate Summary

The table below depicts the total capital cost estimate and includes mining, processing and administration capital. SRK has added a 4% capital contingency to the total capital cost. This percentage is a reflection of the level of capital estimation as at 1 June 2006.

No allowance is made for changes in currency exchange rates. Foreign currency exposure however is less than 10% of the total capital estimate.

Table 34: Dominion Uranium Project Capital Cost Estimate Summary

Item	Capital to end Dec 2007 US$m	Ongoing Capital Jan 2008 US$m	Total Capital US$m
Mining	**57.07**	**60.45**	**117.51**
Surface Infrastructure	1.57	0.00	1.57
Bulk Supply	11.22	0.00	11.22
Decline R1	13.79	19.62	33.41
Decline D1	12.29	22.61	34.90
Decline D2	7.43	6.88	14.30
Trackless Equipment	9.25	6.10	15.35
Design costs	1.52	0.00	1.52
Decline Infrastructure Replacement Capital	0.00	5.24	5.24
Processing	**110.97**	**0.00**	**110.97**
Civils	7.58	0.00	7.58
Structural	3.28	0.00	3.28
On going capital maintenance	51.57	0.00	51.57
Piping	11.15	0.00	11.15
Electrical	8.88	0.00	8.88
Instrumentation	6.93	0.00	6.93
Transportation	0.68	0.00	0.68
Commissioning Spares	0.05	0.00	0.05
1st Fill of Lubricants	0.16	0.00	0.16
Vendor Assistance	0.20	0.00	0.20
Other Costs	0.70	0.00	0.70
EPCM Services Costs	10.55	0.00	10.55
EPCM Contractors Fee	1.05	0.00	1.05
Estimating Allowance	6.63	0.00	6.63
Tailings	1.55	0.00	1.55
Administration	**3.70**	**0.82**	**4.51**
Capital Contingency	**8.04**	**2.45**	**10.49**
Total	**179.77**	**63.72**	**243.48**

Note:

1. *Full production is in the first quarter 2008*
2. *Includes sunk costs between 1 November 2005 and 1 June 2006*
3. *Excludes capitalised operating cost US$36.8m*

25.10.4 SRK comments

In SRK's opinion adequate capital and ongoing capital has been allocated to ensure efficient mining and processing operations.

25.11 Operating Cost Estimate

The following information is submitted under ITEM 25 (g) of the Form 43-101F1 "Additional Requirements for Development or Production Properties – Capital and Operating Cost".

Capital costs are based in ZAR and are shown here in US$ using an exchange rate of ZAR6.58: US$1.00.

25.11.1 Mining Operating Cost Estimate

The mining operating cost estimates have been sourced from supplier quotes and actual costs have been used where the Project processes match processes carried out at Bonanza Mine. The actual labour costs at Bonanza have been used to establish the Project labour costs. The mining operating cost estimates have been generated from a zero basis and have been benchmarked where appropriated against operating costs actually achieved at Bonanza.

The mining operating cost estimate is based on determining the total required equipment, consumables, labour and services to produce a standard element such as a raise. This total operating cost is then divided by the standard length giving a operating cost rate per metre. Where appropriate these values have been adjusted to incorporate salvaged materials.

This rate is then applied to the mining schedule. No allocation for future surface exploration or head office charges has been made.

The mining operating cost estimates shown in Table 36 are in December 2005 terms.

The table below shows the accuracy for the costing per area.

Table 35: Estimated Level of Accuracy

Category	Upper Limit (%)	Lower Limit (%)
Mining	15	- 5
U/G Engineering	15	- 5
Surface Infrastructure	10	- 5
Labour	10	- 5

Table 36: Dominion Uranium Project Mining Operating Cost Estimate

Operating Cost Item	Decline R1	Decline D1	Decline D2	Total Mining
	US$/t	US$/t	US$/t	US$/t
Labour	8.0	5.4	7.7	6.8
Development	1.5	1.8	1.5	1.6
Stoping and Ledging	6.5	6.7	6.4	6.6
Ground Handling	2.3	3.6	3.2	3.0
Engineering	0.4	0.4	0.5	0.4
Laboratory				0.1
Total	18.7	17.8	19.2	18.5

Note:

1. *Full production is in the first quarter 2008*
2. *Based on the years 2008 - 2016*
3. *Excludes capitalised operating cost of US$33.71m.*

25.11.2 Processing Operating Cost Estimate

The processing operating cost estimate is derived from Bateman's "Cost Estimate for the Dominion Reefs Uranium Mine" and from Uranium One's "Gold Plant Strategic Budget Forecast 2006". These operating costs have been combined ensuring alignment. Uranium One's process operating cost estimate is based on actual values which have been interpolated to match the increased tonnage.

The process operating cost estimate is based on the following:

- Labour – based on a complement of 219 persons covering plant management, operations, maintenance and analytical services and incorporating appropriate rates of remuneration;
- Reagents – based on reagent consumptions derived from test work and quoted delivered reagent costs. Uranium One has opted not to install their own chemical plants but to implement an "over the fence contract" with suppliers;
- Grinding media – pro-rated on current usage;
- Mill liners – pro-rated on current usage;
- On going capital maintenance - based on 5% per annum of the mechanical, electrical, instrumentation and piping supply cost;
- Analytical laboratory – fixed annual allowance;
- Miscellaneous – no allowance is included for miscellaneous costs;
- All Operating costs are quoted in December 2005 terms.

The Projects process operating costs are summarised in Table 38.

The table below shows the accuracy for the costing per area.

Table 37: Estimated Level of Accuracy

Category	Upper Limit (%)	Lower Limit (%)
Metallurgy – 100ktpm Plant	5	-5
Metallurgy – 200ktpm Plant	10	-5
Marketing and sales	10	-5

Table 38: Dominion Uranium Project Processing Operating Cost Estimate

Item	US$/t	US$/t	US$/t
	100ktpm Plant	200ktpm Plant	LoM
Fixed	**3.8**	**2.1**	**2.2**
On going capital maintenance	1.7	1.1	1.1
Other	0.4	0.2	0.2
Laboratory	1.0	0.5	0.5
Chemical contract	0.8	0.4	0.4
Variable	**10.1**	**9.2**	**9.5**
Consumables	9.2	8.3	8.6
Calcining	0.8	0.8	0.8
Tailings	0.1	0.1	0.1
Labour	**1.9**	**0.9**	**1.0**
Direct operating and supervision	1.6	0.8	0.8
Direct engineering and supervision	0.4	0.2	0.2
Total	**15.8**	**12.3**	**12.6**
Percentage Fixed	36%	25%	25%
Percentage Variable	64%	75%	75%

Note:

1. *Full production is in the first quarter 2008*
2. *Based on the years 2008 - 2016*
3. *Excludes capitalised operating cost of US$3 10m*

25.11.3 Operating Cost Estimate Summary

The total operating cost estimate per tonne is shown in Table 39. The estimate includes all the mining, processing, administration and bulk service operating costs. Administration cost includes environmental, central services and safety cost. SRK has increased the total operating cost by 3% to include an operating cost contingency. This percentage is a reflection of the level of the operating cost estimation as at 1 June 2006.

The following functions have been budgeted to be outsourced

- Surface transport of rock from declines to plant.
- Occupational health services.
- Operating of sewage plants.
- Office cleaning.
- Transport from township to change houses.

Table 39: Dominion Uranium Project Operating Costs Estimate Summary

Item	US$/t
Bulk Services	**3.78**
Water	0.15
Power	3.63
Mining	**18.46**
Labour	6.76
Development	1.62
Stoping and Ledging	6.57
Ground Handling	3.03
Engineering	0.40
Laboratory	0.08
Processing	**12.62**
Labour	0.96
Consumables	8.57
Maintenance	1.12
Calcining	0.82
Tailings	0.10
Laboratory	0.49
Chemical contract	0.39
Other	0.18
Administration	**3.53**
Labour	1.54
Training	0.01
Consumables	0.05
Other	0.27
Safety, Health and Environment	0.75
Marketing	0.45
Transport and Shipping	0.45
Operating Contingency	**1.15**
Total operating cost per tonne milled	**39.53**

Note:

1. *Full production is in the first quarter 2008*
2. *Based on the years 2008 - 2016*
3. *Excludes capitalised operating cost of US$36.79m*

25.11.4 SRK comments

In SRK's opinion the working costs have been allocated correctly and are sufficient to enable work to be carried out as per schedule.

25.12 Economic Analysis

The following information is submitted under ITEM 25 (h) of the Form 43-101F1 "Additional Requirements for Development or Production Properties - Economic Analysis".

The following section presents discussion and comment on the valuation of the Project in the hands of Uranium One. Specifically, comment is included on the methodology used to generate the Financial Model ("FM"), including the basis of valuation, valuation techniques and valuation results.

25.12.1 Valuation Methodology

SRK has chosen to value the project by using DCF techniques to determine a Net Present Value ("NPV") for the Project in real terms. The NPV is derived from post tax, pre-debt real cashflows. The cashflows extracted from the FM are presented in real terms using the Technical Economic Parameters ("TEP's"), commodity price and macro-economic projections as defined in Section 29.5. To accommodate taxation a nominal financial model has been populated and the final free cash flow has been de-escalated to real terms prior to discounting.

To populate the nominal financial model the ruling commodity prices and the ruling exchange rate on the project valuation date, 1 June 2006, have been used. These ruling prices have been escalated over the LoM by US inflation which is estimated to be 2% per annum. All capital and operating costs have been escalated from December 2005 to the Project valuation date of 1 June 2006 by RSA inflation which is estimated to be 6% per annum. Thereafter these costs are escalated by RSA inflation over the LoM. The predicted exchange rate is determined from the differential between the US and RSA inflation which in this case is 4% per annum. The nominal capital and operational cost profiles have been converted from ZAR to US$ using the ruling exchange rate of the day. The final US$ cashflow is converted to real terms by de-escalating the cashflow by US inflation prior to discounting.

The timing of the cashflow has been adjusted to take into consideration the effects of working capital and plant lockup. Uranium One has an assessed loss of US$76.36m, an unredeemed capital expenditure of US$47.76m and a working capital balance of US$0.75m as at the 1 June 2006. These values have been included in the FM.

The FM is based on calendar years running 1 January to 31 December. The FM commences on 1 January 2006. The valuation date is 1 June 2006.

Only Probable Reserves have been used in this valuation and the LoM is 11 years.

25.12.2 Commodity Prices

The ruling prices on 1 June 2006, the valuation date, for U_3O_8 was US$46.5/lb and for gold was US$629.0/oz and are the base prices escalated in the financial model by US CPI. The ruling exchange rate was ZAR6.58: US$1.00. It is also stressed that it is important, when looking at the market, to consider the long-term contract prices that are being struck rather than the spot price, as not much more than 10% of uranium transactions are concluded at spot with the rest in term contracts.

Based on data provided by Ux Consulting Company LLC, during 2005 the average spot price for U_3O_8 increased by approximately 75%, ending the year at US$36.25/lb (compared to US$20.70/lb at the end of 2004), and the long term average contract price for U_3O_8 increased by approximately 45%, ending

the year at US$36.25/lb (compared to US$25.00/lb at the end of 2004). In an UBS research report dated 8 November 2005, the U_3O_8 price is quoted at US$38, US$40 and US$38/lb for 2006, 2007 and 2008 respectively. In a later report UBS adjusted their uranium prices forecasts upwards to an average of US$44/lb in 2006 andUS$58/lb in 2007 (UBS, Research, Cameco Corporation, 2 May 2006). Thus it would appear that a uranium price of US$46.5/lb would be appropriate for determining prices that are use in the study. In support of this price the UBS report indicates marginal shortages during the following few years and indicates material shortages occurring during the years 2015 and following years. It is SRK's opinion that the forecast prices used in the financial model are fair and reasonable.

The reasonableness of the gold price was confirmed by reference to research data from the Bureau for Economic Research at the University of Stellenbosch. The data indicated an average gold price of US$608/oz for 2006.

In South Africa it is important to consider the gold price in terms of ZAR as the majority of costs are in ZAR and the total revenue is in US$. The exchange rate of ZAR to US$ is therefore of importance in determining the ZAR denominated gold price. The exchange rate of ZAR to US$ has been volatile in the past and has proved difficult to forecast, there is however a discernible long term trend.

Uranium One sells gold produced in US$ to the Rand Refinery and is then compelled by the South African Reserve Bank to convert the proceeds to ZAR. Gold Producers are therefore effectively selling their product in ZAR although there may be up to a ninety day difference between receiving the proceeds in US$ and converting it to ZAR.

A gold price of ZAR133,063/kg has been used in the valuation (US$629 at R6.58 to 1US$). The corresponding price forecast by the Bureau for Economic Research, (BER) at the University of Stellenbosch was ZAR128,425/kg, a 3.6% difference.

SRK analysed the long term trends for the R/US$ exchange rate from 1979 and the US$ gold price from 2002. From the analysis it was established that the price of ZAR133,063/kg was slightly higher than the price trend in the years 2006 to 2008 but was below the projected price trend for the subsequent years.

Recent SRK experience indicates that South African gold mines are utilising a real gold price of about ZAR130,000/kg in their budgets and LoM plans, with variations in the US$ gold price and ZAR/US$ exchange rate.

In light of the above analysis SRK are of the opinion that the gold price and uranium price used in the financial model is fair and reasonable.

The macro-economic parameters and commodity prices used in the valuation are shown in Table 40.

Table 40: Forecast of Macro-Economic Parameters and Commodity Prices

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
ZAR:US$ (year average)	5.58	6.83	7.56	7.40	7.69	7.97	8.21	8.52	8.86	9.19	9.56	9.91
U_3O_8 (year average) US$/lb	46.5	47.7	48.5	49.4	50.4	51.4	52.4	53.4	54.5	55.5	56.7	57.4
Au (year average) US$/oz	629.0	644.8	655.4	668.1	681.4	695.1	709.0	723.1	737.6	752.3	767.4	n/a

Notes:

1. *Commodity prices are the average prices realised during the year form metal sales. No sales are recorded in 2006 for Gold or U3O8 2007 metal sales are weighted to the end of the year due to the production profile.*
2. *Metal prices and exchange rates are escalated monthly.*
3. *Exchange rates are the average yearly exchange rates*

25.12.3 Royalties

Royalties have been deducted from total revenues as per drafted South African legislation from 1 May 2009 at 2% and 3% for uranium and gold respectively.

25.12.4 Taxation

Company tax has been deducted from profits at a rate of 29% in line with the South African legislation. The Financial model takes into consideration a tax shield consisting of unredeemed capital and assessed losses. Taxable income is determined from operating profit less unredeemed capital expenditure in the year the capital expenditure occurs. In cases of an operating loss the capital expenditure is carried forward and added to unredeemed capital expenditure.

25.12.5 Technical-Economic Parameters

The TEPs for the Project as extracted from the FM and adjusted by SRK, where deemed necessary, are given in Table 41 and include:

1. Commodity production profiles;
2. Total operating costs profiles; and
3. Total capital expenditure profiles.

All expenditures are stated in calendar years and December 2005 constant money terms.

Table 41: TEPs at December 2005

	Units	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	LoM Average	Total
RoM tonnage	kt	40.4	425.3	1,901.6	2,125.7	2,404.3	2,395.7	2,331.1	2,193.7	2,202.2	1,380.4	1,054.0		1,677.7	18,454.5
R1	kt	35.7	263.1	665.5	638.5	729.0	782.0	783.9	744.7	768.8	733.1	802.6		631.5	6,947.0
D1	kt	4.7	155.4	898.8	1,091.0	1,205.0	1,147.4	1,095.4	1,037.0	1,010.5	461.4	251.4		759.8	8,358.0
D2	kt	0.0	6.7	337.3	396.2	470.3	466.4	451.8	411.9	422.9	185.9	0.0		286.3	3,149.5
Head Grade U_3O_8	kg/t	0.39	0.58	0.78	0.75	0.69	0.81	0.93	0.88	0.77	0.64	0.56		0.77	
Head Grade Au	g/t	0.43	1.52	1.01	0.77	0.85	1.13	0.96	1.14	1.19	1.12	0.82		0.99	
Tonnes Milled	kt	0.0	465.7	1,901.6	2,125.7	2,404.3	2,395.7	2,331.1	2,193.7	2,202.2	1,380.4	1,054.0		1,677.7	18,454.5
U_3O_8 Recovery	%	0%	83%	87%	86%	85%	87%	89%	88%	87%	84%	82%		87%	
Au Recovery	%	0%	89%	89%	87%	88%	90%	89%	90%	90%	83%	88%		89%	
Metals Produced U_3O_8	klb	0.0	491	2,817	3,045	3,105	3,721	4,290	3,746	3,259	1,636	1,073		2,471	27,187
Metals Produced Au	koz	0.0	20.2	55.1	46.1	58.0	78.0	64.0	72.0	75.6	41.5	24.4		48.6	534.8
Revenue	US$m	0.00	23.97	145.03	167.39	180.18	214.94	233.14	225.81	204.77	121.07	71.83	12.48		1,600.60
Total Operating Costs (3)	US$m	**7.3**	**29.3**	**79.2**	**84.3**	**98.5**	**96.4**	**92.5**	**84.7**	**83.1**	**52.2**	**40.3**	**0.0**	**40.5**	**747.8**
Operating Costs (3) (4)	US$m			79.2	84.3	98.5	96.4	92.5	84.7	83.1	52.2	40.3		39.5	711.1
Capitalised Operational Expenditure (5)	US$m	7.3	29.3												36.6
Total Capital Cost (3)(6)(7)	US$m	**118.5**	**90.4**	**21.6**	**15.0**	**11.8**	**8.1**	**4.3**	**1.7**	**1.4**	**0.0**	**0.0**	**0.0**	**14.8**	**272.7**
Construction Capital (3)(4)(6)(8)	US$m	79.9	61.1												141.0
Ongoing Capital (9)	US$m			21.5	15.0	11.8	8.1	4.3	1.7	1.4				8.5	63.8
Total Expenditure (10)	US$m	118.5	90.4	100.7	99.3	110.3	104.4	96.8	86.5	84.4	52.2	40.3		53.3	983.8
Total Expenditure (11)	US$m	87.2	90.4	100.7	99.3	110.3	104.4	96.8	86.5	84.4	52.2	40.3		87.2	952.6
Operating Cost/tonne milled (excluding royalties)	US$/lb			41.6	39.7	41.0	40.2	39.7	38.6	37.7	37.8	38.2		39.5	
Operating Cost/lb produced (excluding royalties, including Au Credits)	US$/lb			15.8	18.2	20.0	12.7	12.2	10.5	10.9	16.0	23.2		14.5	
Tot Cost/tonne milled	US$/t			53.0	46.7	45.9	43.6	41.5	39.4	38.3	37.8	38.2		53.3	
Tot Cost/lb produced (excluding royalties, including Au Credits)	US$/lb			23.5	23.1	23.8	14.9	13.2	11.0	11.3	16.0	23.2		22.7	

Notes:

1. *In the nominal FM all operating and capital costs are escalated by South African CPI (6%)*
2. *Full production is in the first quarter 2008*
3. *Excludes spent capitalised operating expenditure of US$0.16m.(1 November 2005 to 31 December 2005)*
4. *Excludes capitalised operating expenditure of US$36.6m (1 January 2006 to 31 December 2007)*
5. *The operational cost is capitalised until sustainable production 31 December 2007*
6. *Excludes spent capital cost of US$7.4m.(1 November 2005 to 31 December 2005)*
7. *Includes capitalised operating expenditure of US$36.6m (1 January 2006 to 31 December 2007)*
8. *Excludes spent capital cost of US$31.3m.(1 November 2005 to 1 June 2006)*
9. *Capital 2008 to 2014*
10. *Total Capital Cost – Operating Cost(Expenditure starting 1 November 2005)*
11. *Operating Cost or Capitalised Operational Expenditure – Construction Capital or Ongoing Capital*

25.12.6 Cash Flows

Table 42 presents the post-tax real cash flows for the Project. Note that these tables are not representative of financial statements as may be customary for determining the consolidated cash flow positions for companies. Each period reflects the calendar year from 1 January to 31 December. The valuations are derived from the reported cash flows commencing 01 January 2006.

25.12.7 Limitations and Reliance on Information

The cashflows reported for the Project are contingent upon the performance of operational management, as well as the expected achievement of the operating parameters as provided to be reviewed and adjusted by SRK and set out in this ITR. It should be understood that unforeseen developments might affect that opinion, or the reasonableness of any assumptions or basis used.

The FMs include forward-looking statements that are not historical facts. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the cash flow projections are technically and economically achievable.

Table 42: Extract of the Financial Model for Dominion Uranium Project

	Units	Total	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Production														
m^2	m^2(1000)	5,746.3	6.1	219.8	677.4	599.2	716.8	709.9	664.7	680.5	678.3	467.3	326.2	0.0
R.O.M	Mt	18.5	0.0	0.4	1.9	2.1	2.4	2.4	2.3	2.2	2.2	1.4	1.1	0.0
Mill Production	Mt	18.5	0.0	0.5	1.9	2.1	2.4	2.4	2.3	2.2	2.2	1.4	1.1	0.0
Sales														
Uranium	kg(1000)	12,331.9	0.0	110.1	1076.7	1350.0	1401.8	1618.2	1881.5	1760.9	1533.7	926.5	550.8	121.7
Gold	koz	534.8	0.0	20.2	55.1	46.1	58.0	78.0	64.0	72.0	75.6	41.5	24.4	0.0
Revenue U_3O_8	US$m	1,264.2	0.0	11.3	110.4	138.4	143.7	165.9	192.9	180.5	157.2	95.0	56.5	12.5
Revenue Au	US$m	336.4	0.0	12.7	34.7	29.0	36.5	49.0	40.3	45.3	47.5	26.1	15.4	0.0
Revenue Escalation	US$m	691.2	0.0	2.2	21.4	35.2	50.9	77.5	103.0	118.9	126.6	86.0	58.6	11.1
Less Royalties	US$m	44.9	0.0	0.0	0.0	3.0	5.1	6.5	7.3	7.6	7.4	4.6	2.9	0.5
Attributable Revenue	**US$m**	**2,246.9**	**0.0**	**26.1**	**166.4**	**199.6**	**226.0**	**285.9**	**328.8**	**337.1**	**323.9**	**202.5**	**127.5**	**23.1**
Operating Cost														
Administration	US$m	47.3	0.0	0.0	5.9	5.9	6.0	6.0	5.9	5.5	5.5	3.6	2.9	0.0
Mining	US$m	368.5	0.0	0.0	42.0	43.5	52.9	51.0	48.3	43.2	41.5	26.0	20.1	0.0
Processing	US$m	274.6	0.0	0.0	29.0	32.5	36.7	36.6	35.6	33.5	33.6	21.1	16.1	0.0
Operating Costs Contingency	US$m	20.7	0.0	0.0	2.3	2.5	2.9	2.8	2.7	2.5	2.4	1.5	1.2	0.0
Operating Cost Escalation	US$m	298.8	0.0	0.0	11.3	17.7	27.8	34.6	40.8	44.7	51.4	37.4	33.0	0.0
Operating Cost	**US$m**	**1,009.9**	**0.0**	**0.0**	**90.5**	**102.0**	**126.3**	**131.0**	**133.3**	**129.4**	**134.5**	**89.6**	**73.3**	**0.0**
Capital Cost														
Administration	US$m	4.5	2.1	1.5	0.6	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mining	US$m	151.9	35.2	56.3	20.2	14.2	11.2	7.8	4.2	1.7	1.3	0.0	0.0	0.0
Tailings	US$m	1.5	0.9	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Processing	US$m	104.2	75.8	28.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capital Cost Contingency	US$m	10.5	4.6	3.5	0.8	0.6	0.5	0.3	0.2	0.1	0.1	0.0	0.0	0.0
Capital Escalation	US$m	25.1	2.3	6.8	2.9	3.1	3.3	2.9	1.9	0.9	0.8	0.0	0.0	0.0
Capital Budget to end May 2006	US$m	28.8	28.8											
Capital Spent to end May 2006	US$m	31.3	31.3											
Capital Cost	**US$m**	**266.6**	**89.6**	**97.2**	**24.5**	**18.1**	**15.1**	**11.0**	**6.2**	**2.7**	**2.2**	**0.0**	**0.0**	**0.0**
Cash Flow														
Gross Profit	**US$m**	**1,237.0**	**(0.0)**	**26.1**	**75.9**	**97.6**	**99.7**	**154.9**	**195.6**	**207.7**	**189.4**	**112.9**	**54.2**	**23.1**
Change in non-cash working capital	US$m	(14.0)	(0.6)	(7.2)	(38.0)	0.5	(3.8)	(14.4)	(14.8)	3.5	4.0	27.1	9.3	20.5
Tax Payable	US$m	(341.1)	0.0	0.0	0.0	0.0	0.0	(37.4)	(79.2)	(82.9)	(75.3)	(40.8)	(19.5)	(5.9)
Cash flow De-escalation	US$m	(240.3)	2.4	5.3	(2.7)	(13.9)	(17.9)	(24.0)	(28.0)	(41.7)	(43.0)	(40.1)	(19.3)	(17.6)
Cash flow real	**US$m**	**375.1**	**(87.7)**	**(73.0)**	**10.7**	**66.1**	**62.9**	**68.2**	**67.3**	**83.9**	**72.9**	**59.0**	**24.7**	**20.1**

25.12.8 Cost of Capital

The assumptions used to derive a real Weighted Average Cost of Capital ("WACC") for Uranium One is shown in Table 43. The cashflows are discounted by the WACC to determine a Project value

Table 43: Weighted Average Cost of Capital

Assumptions	
Debt interest rate (South African prime rate)	11%
Beta (South African Mining Companies)	1.5
Equity return	15%
Assumed Inflation	6%
Risk Free rate, R194 (27 June 2006)	8.6%
Uranium One Gearing After Project Financing	
Debt	30%
Equity	70%
WACC	
Nominal WACC	13.9%
Nominal Discount	14.6%
Real WACC	8%

25.12.9 Net Present Values and Sensitivities

Based on the real cash flows calculated in the FM, SRK has reported a DCF valuation, dated 1 June 2006, and performed single and double parameter sensitivity analyses to ascertain the impact of discount factors, commodity prices, total operating costs and capital expenditures;

Net Present Values ("NPV") for the project are presented. The Net Present Values of the post-tax pre-finance nominal cash flows as derived from the FM compiled are presented here, as follows:

- The variation in NPV with discount factors for the Project (Table 44). The discount factors are arranged from 4% to 14%. A WACC of 8% is used to represent the sensitivity study;
- The variation in NPV based on single parameter sensitivities for the Project (Table 45);
- The variation in NPV based on twin parameter sensitivities (operating cost and revenue) for the Project (Table 46), and
- The variation in NPV with varying exchange rates, commodity prices and construction capital (Table 47 to Table 49).

Table 44: Variation of Project Real NPV with Discount Factors

Discount Factor (%)	NPV (US$m)	IRR (%)
4%	266.3	
6%	222.1	
8%	184.1	32
10%	151.2	
12%	122.8	
14%	98.0	

Table 45: Real Project NPV– Single Parameter Sensitivity

Sensitivity Range – Revenue	-15%	-10%	-5%	0%	5%	10%	15%
Sensitivity Range – Operating Costs	-15%	-10%	-5%	0%	5%	10%	15%
Sensitivity Range – Capital	-15%	-10%	-5%	0%	5%	10%	15%
	-15%	-10%	-5%	0%	5%	10%	15%
Currency	**(US$m)**	**(US$m)**	**(US$m)**	**(US$m)**	**(US$m)**	**(US$m)**	**(US$m)**
Variation in NPV at 0% DCF							
Revenue	117.2	153.0	188.4	222.1	255.7	292.3	325.2
Total Operating Costs	272.7	255.6	238.8	222.1	205.4	188.6	171.9
Capital	245.3	237.7	229.9	222.1	214.1	206.1	197.9
U_3O_8 Price	139.4	169.1	195.6	222.1	248.6	275.0	304.3
Variation in NPV at 8% DCF							
Revenue	88.4	121.2	153.4	184.1	214.7	248.0	277.8
Total Operating Costs	230.8	215.0	199.5	184.1	168.6	153.2	137.7
Capital	207.4	199.7	192.0	184.1	176.1	168.0	159.8
U_3O_8 Price	108.9	135.9	160.0	184.1	208.1	232.2	258.7

Table 46: Real NPV Twin Varying Parameter Sensitivity at 8% Discount

NPV (US$m)		Revenue Sensitivity						
		-15%	-10%	-5%	0%	5%	10%	15%
Opex sensitivity	-15%	138.6	169.2	199.8	230.8	262.9	292.7	322.5
	-10%	121.9	153.7	184.3	215.0	248.0	277.8	307.6
	-5%	104.5	138.2	168.9	199.5	230.1	262.9	292.7
	0%	88.4	121.2	153.4	184.1	214.7	248.0	277.8
	5%	72.3	104.0	138.0	168.6	199.3	229.9	262.9
	10%	56.2	87.9	120.5	153.2	183.8	214.5	247.5
	15%	39.6	71.8	103.6	137.7	168.4	199.1	229.8

Table 47: 8% NPV Sensitivity (Assuming ZAR7.500 Rand per US$1)

Fixed U_3O_8 Price (US$/lb)	NPV (US$ m)	Fixed Gold Price (US$/oz)	NPV (US$ m)	Change	Construction Capital (NPV US$ m)	Operating Costs (NPV US$ m)
60.00	348.9	850	259.8	+10%	200.1	180.4
55.00	298.5	750	238.6	+5%	204.9	195.1
46.50	209.8	629	209.8	0%	209.8	209.8
35.00	87.5	550	192.6	-5%	214.6	225.9
30.00	31.8	450	170.8	-10%	220.9	241.2

Table 48: 8% NPV Sensitivity (Assuming Base Case ZAR6.585 per US$1)

Fixed U_3O_8 Price (US$/lb)	NPV (US$ m)	Fixed Gold Price (US$/oz)	NPV (US$ m)	Change	Construction Capital (NPV US$ m)	Operating Costs (NPV US$ m)
60.00	324.4	850	232.2	+10%	173.7	152.8
55.00	274.0	750	210.4	+5%	178.9	168.4
46.50	184.0	629	184.0	0%	184.0	184.0
35.00	60.5	550	166.8	-5%	189.2	199.6
30.00	3.4	450	145.1	-10%	194.4	215.2

Table 49: 8% NPV Sensitivity (Assuming ZAR5.500 per US$1)

Fixed U_3O_8 Price (US$/lb)	NPV (US$ mm)	Fixed Gold Price (US$/oz)	NPV (US$ mm)	Change	Construction Capital (NPV US$ mm)	Cash Operating Costs (NPV US$ mm)
60.00	238.1	850	144.9	+10%	80.7	54.7
55.00	186.4	750	120.9	+5%	87.2	74.2
46.50	93.7	629	93.7	0%	93.7	93.7
35.00	-37.9	550	75.9	-5%	100.1	113.1
30.00	-109.5	450	53.4	-10%	106.6	132.6


Phase 1 NPV @ Various Discount Rates
ZAR (1000)
300
250
200
150
100
50
0
4.00%
6.00%
8.00%
10.00%
12.00%
14.00%
Discount (%)
Discount Factor (%)
NPV (Rm)

Figure 25: Graph of NPV at various discount rates


Phase 1 Single Variable Sensitivity - Nominal NPV @ 8% Discount
US$ (1000)
300
250
200
150
100
50
0
85.00%
90.00%
95.00%
100.00%
105.00%
110.00%
115.00%
Discount (%)
Revenue
Operating Costs
Capital
U3O8 Price

Figure 26: Single Variable Sensitivity


Phase 1 - Financial Analysis
US$m
250
200
150
100
50
0
-50
-100
-150
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year
Cash flow real
Total Expenses
Attributable Revenue

Figure 27: Financial Analysis

The project is most sensitive to revenue, uranium price, then to operating cost followed by capital costs.

25.12.10 Payback

The accumulated cash flow turns positive in month 62, translating into a payback period of approximately 5 years.

25.12.11 SRK Comments

- It is SRK's opinion that the forecast prices used in the financial model are fair and reasonable.
- The valuation has been extracted from the FM for the Project. From its review, SRK is satisfied that the FM has:
  - Incorporated the macro-economic parameters and commodity price forecasts as provided by Uranium One;
  - Correctly incorporated the sales, production, capital and operating cost projections;
  - Calculated the real cash flows in accordance with the fiscal regime in South Africa;
  - The unredeemed capital and existing net losses have been incorporated into the FM appropriately;
  - Included any potential new order mineral royalties that may be applied to the Project located in South Africa;
  - Included necessary contributions to the rehabilitation trust fund and funds to cover the SLP commitments;
  - Incorporated the effect of debtors and creditors on cashflow timing;
  - Incorporated company tax payments on Project profits, and
  - Excluded any salvage value for the plant and equipment at the end of the LoM.
  - Excluded any costs or revenues associated with the Bonanza mine.
- In SRK's opinion reasonable technical and economic parameters have been used in the FM to determine a fair value of the Project as an asset of Uranium One.
- The Project which has an 11 year Life has a NPV in real terms of US$184.1m at an 8% discount rate. Twin parameter sensitivity analysis that varies revenue and operating cost by ±5% indicates a real NPV range of between US$138.0m and US$230.1m at an 8% discount rate.

25.13 Mine life

The feasibility study which was the subject of this report was based on exploiting the Probable Reserves in the Dominion Reefs Uranium Project down to a depth of 500m below surface, referred to as Phase1. This translated into a life of mine of about 11 years. From drilling the ore body is known to extend down dip to depths below 1,000m. The Mineral Resources not mined in Phase 1 and those down dip of the current project are expected to sustain the mine life in Phase 2 for a further 20 years.

25.13.1 Mineral Resources

The Project is contained within rocks of the Dominion Group, underlying the Archaean Witwatersrand Supergroup. This geological domain is well understood in South Africa as a result of extensive exploration and subsequent mining of the Witwatersrand Basin which hosts several major goldfields.

Drilling has been undertaken in the depth extension to the project that has enabled the Mineral Resources to be classified as Inferred. The nature of the geological model and history of conversion suggest that there is no reason to believe that the Inferred Resources will not be re-categorised to Indicated and Measured in the future as more exploration drilling and mine development is undertaken.

The Inferred Resources in the Phase 1 area and the down dip extension total 178.4Mt at an average grade of 0.51kg/t U_3O_8 and 0.6g/t Au. The anticipated tonnage available for mining in Phase 2 will be 48.1Mt at an average head grade of about 0.69 kg/t U_3O_8 and a gold grade of about 0.85g/t assuming similar modifying factors as used in the Phase 1 study. At a mining rate of 200ktpm this will sustain a mine life for Phase 2 of in excess of 20 years. The selective mining width of 1.6m applied in Phase 1 has not been applied in Phase 2 to the Inferred Resources and therefore the grades estimated are likely to be enhanced when the selective cut is applied.

25.13.2 Mining Method

The mining method employed in Phase 2 will be principally the same as for the shallower area described in the report. The pillar support required will increase with depth leading to a reduced extraction rate.

25.13.3 Access

Access in Phase 2 will be by extending the existing declines described in this report, sinking a vertical shaft in the Rietkuil Section to hoist rock from depth and developing a further decline from surface in the Dominion Section.

25.13.4 Mineral Processing

The plant constructed for the Phase 1 of the Project will be utilised in the mine life extension and remain at a throughput of 200ktpm. Operating costs will remain as described in this report. Recoveries will remain grade dependent and should therefore be similar to those described previously.

25.13.5 Operating Costs

The cost per tonne for electrical power, labour and stope support is anticipated to increase with depth. Longer travelling times and reduced productivity will be experienced. Operating costs are estimated to be about US$41.0/t an increase of 4% over the base cost of US$39.5/t used in Phase 1.

25.13.6 Capital Costs

Construction capital estimates for Phase 2 would be limited to access infrastructure, supply of bulk services and a new tailings dam. Construction capital is estimated to be US$98m in 2006 terms. Expenditure would be over an 8 year period commencing in 2008. Ongoing capital over the life of Phase 2 would be similar to that in Phase 1.

25.13.7 SRK Comments

The total 30 year LoM is based on the mining of Inferred Resources subsequent to the Probable Reserves. SRK is of the opinion that sufficient work has been carried out to arrive at a decision that further work is warranted to convert the Inferred Resources to Probable Reserves by initiating a feasibility study to incorporate Phase 2 resources.

26 INTERPRETATION AND CONCLUSIONS

The following information is submitted under ITEM 21 of the Form 43-101F1 "Interpretations and Conclusions".

26.1 Mineral Resource Statement

The Mineral Resource Statement for the Project is presented in Table 51. This estimate is effective 1 June 2006.

Table 50: Dominion Uranium Project – SRK Audited Mineral Resource Statement, 1 June 2006.

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub Total Indicated Resources	25.99	0.83	21,542	47,492	1.09	28,320	910
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub Total Inferred Resources	178.42	0.51	90,353	199,194	0.63	112,387	3,614

Note:

1. *The Mineral Resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).*
2. *The Mineral Resource was estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 29 cmkg/t U_3O_8 for Dominion and 35 cmkg/t U_3O_8 for Rietkuil and 0.00 g/tonne gold and was audited by Dr Mike Harley of SRK.*
3. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.*
4. *Mineral Resources are inclusive of Mineral Reserves*

26.2 Mineral Reserve Statement

The Mineral Reserve Statement for the Project is presented in Table 52. This estimate is effective 1 June 2006.

Table 51: Dominion Uranium Project – SRK Audited Mineral Reserve Statement, 1 June 2006.

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Probable Reserves							
Rietkuil Upper Reef	6.31	0.68	4,295	9,471	0.71	4,492	144
Rietkuil Lower Reef	0.64	0.89	568	1,252	0.50	318	10
Dominion Upper Reef	8.00	0.83	6,627	14,613	0.93	7,420	239
Dominion Lower Reef	3.50	0.78	2,719	5,991	1.74	6,099	196
Sub Total Probable Reserves	18.45	0.77	14,210	31,327	0.99	18,328	589

Note:

1. *The Mineral Reserves have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).*
2. *The Mineral Reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK.*
3. *Tonnes and grade are stated on the basis of delivery to the plant.*
4. *Mineral Reserves are included in Mineral Resources*

SRK is satisfied with the estimation procedures and modifying factors used by Uranium One and its consultants to convert the Mineral Resources to Mineral Reserves.

SRK is satisfied that Uranium One has all the permits necessary to conduct the activities currently being conducted on the Project. SRK is also satisfied that Uranium One has a programme in place to obtain the necessary permits and rights it will need to conduct mining operations at the Project.

SRK is of the opinion that there exists a reasonable expectation that if Uranium One complies with the requirements of the Department of Minerals and Energy that the necessary mining right will be issued to Uranium One.

In SRK's opinion the study is of an acceptable standard in terms of details and accuracy to warrant the implementation of Project.

SRK concurs that sound engineering principles have been used in the project design.

The Inferred Resources down dip of the Project will in the course of time be re-categorised and should sustain a total LoM in excess of 30 years.

In SRK's opinion reasonable technical and economic parameters have been used in the FM to determine a fair value of the Project as an asset of Uranium One.

The Project which has an 11 year Life has a NPV in real terms of US$184.1m at an 8% discount rate. Twin parameter sensitivity analysis that varies revenue and operating cost by ±5% indicates a real NPV range of between US$138.0m and US$230.1m at an 8% discount rate.

27 RECOMMENDATIONS

The following information is submitted under ITEM 22 of the Form 43-101F1 "Recommendations".

Based on the review of the Project, SRK presents two recommendations, set out below.

- SRK believes that there is sufficient merit to implement the Phase 1 of the Project to exploit Reserves to the 500m level. The estimated capital cost of Phase 1 is set out in section 25.10 of this ITR.

- Commission a feasibility study to convert the Phase 2 Inferred Resources to Probable Reserves should be initiated. The feasibility study is estimated to cost US$1.5m. The feasibility study on Phase 2 is not dependant on the successful outcomes of Phase 1.

28 REFERENCES

The following information is submitted under ITEM 23 of the Form 43-101F1 "References"

Anglo American Corporation of South Africa (1986). Evaluation of Mineral Rights in the Afrikander Lease Area. Report 11/173/558, Gold and Uranium Division. 13 September 1996.

Brown, A (2005). Mineral Resource Evaluation of the Rietkuil Syncline at Afleases, Klerksdorp. Consultancy report Global Geo-Services, December 2005.

Cox, JA, Gumbie, A, Joughin, NC, Oberholzer, GJ, Pooley, AD, Schoeman, WDOF, Schweitzer, J, Theron, PJ, Walters, DM and Wilson, RPH (2005). The Aflease Uranium Project – Prospects for Uranium Production, Report No 29781-02, Turgis Consulting, February 2005.

Dewar, D.M. (1976) The Afrikander Lease Limited Feasibility Study: An Evaluation of the Uranium and Gold Reserves in the "Area of Interest". Afrikander Lease Limited Internal Report.

Feather, CE (2005). Personal Communication.

Graham, R. (2005) Due Dilligence including QA/QC study of reported Uranium and Gold analyses and the Laboratories involved in Borecores stored at Rietkuil Mining Ltd and Selected Harmony Dump Samples. Turnberry Projects (Pty) Ltd Report.

Harley, M, Couture, J.F. and McDonald, A.J. (2006) Rietkuil Dominion Uranium Project North-West Province, Republic of South Africa. Independent technical Report prepared by SRK Consulting on behalf of sxr Uranium One Inc. January 2006.

Heyns, T (2005a). Future Exploration Strategy: Dominion and Rietkuil Areas, Aflease, 20 April 2005.

Heyns, T (2005b). Historic production review of Dominion Reefs and Afrikander Lease prior to 1982, Aflease, 20 April 2005.

Heyns T (2005c). Expenditure vote application – uranium exploration long term phase 1, Dominion and Rietkuil Section. Aflease, March 2005.

Ingram, R (2004). Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas, Report No 29769-03, Turgis Consulting, 2 December 2004.

Ingram, R (2005). SRK Queries: Aflease's Resources – Uranium, Letter clarifying certain queries with respect to Aflease's uranium resources reported in Report "Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas", Turgis Consulting, 19 April 2005.

Kingsley, C.S. (2004) The Uranium Resources of the Afrikander Lease Uranium Section and Dominion Reefs Mine. Report by Geotech Geological and Geotechnical Consultants.

Knowles, A.G., Dewar, D.M., Trewick, W.S.F., O'Brien, M.F., Frith, I.M., Jansen van Rensburg, J.M, Cochrane, G.C., Nel, S and Williams, N (1996) Anglo American Corporation of South Africa Limited Gold and Uranium Department: Evaluation of Mineral Rights in the Afrikander Lease Area. Anglo American Internal Report 11/173/558.

Lemmer, I.C. (2006) Mineral Resource Estimation of the Rietkuil/Dominion Project Areas, May 2006. Consultancy Report, Carina Lemmer PhD(Stanford) Consultant Geological & Geostatistical Services.

Love, P.C. (1978) An evaluation of the Potential of the Uraniferous Conglomerates in the Dominion Reefs Area. Anglo American Corporation Internal Report.

Muller, C (2005). Resource Estimation of the Dominion Area. Consultancy report Global Geo-Services, 28 November 2005.

Nzama, C. (2005) Aflease Borehole Record Audit. Shango Solutions Report.

O'Brien, M.F. (1988) Afrikander Lease-Gold Section: Geology, Strategic Reserves and Exploration Targets. Internal Report for Vaal Reefs Exploration and Mining Company Limited-East Division.

Schweitzer, J (2005). Investigation into the Sampling Procedure of Surface Boreholes. Consultancy Report, Shango Solutions, April 2005.

Stewart R.D. (2005) Aflease Uranium Project: Investigation into the Sampling Procedure of Surface Boreholes. Shango Solutions Report.

Stewart, R.A. (2005) Rietkuil and Dominion Reefs Area: Decline Exploration Strategy. Shango Solutions Report.

Stewart R.A. (2005) Rietkuil and Dominion Area: 5 Year Exploration Strategy. Shango Solutions Report.

Stewart, R. A. (2005). Rietkuil and Dominion Reefs Area: Geological Domaining. Consultancy Report, Shango Solutions, 29 March 2005.

Stewart, R.A. (2005). Borehole Twinning: results from Dominion Reefs Drilling, Rietkuil Area. Consultancy Report, Shango Solutions, 16 August 2005.

Waldeck, HG and Harley, M (2004). An Independent Competent Person's Report on the Afrikander Lease Limited, Report SA333032 aflease cpr-apr'04-final, SRK Consulting, 18 August 2004.

Waldeck, HG, Harley, M and Couture, JF (2005). Independent Technical Report on the Western Mining Assets of Aflease Gold & Uranium Resources Limited, dated 1 September 2005 (as amended on 20 October 2005). Report NI43-101 v17-final Western Assets 20 oct05, SRK Consulting, 20 October 2005.

29 CERTIFICATES OF QUALIFICATIONS AND CONSENTS

CERTIFICATE AND CONSENT

To accompany the report dated 1 August 2006 amended 26 October 2006 and entitled "Independent Technical Report on the Dominion Uranium Project, North-West Province, Republic of South Africa"

I, Mike Harley, hereby certify that:

1) At the time of compiling this ITR, I was a Partner and Principal Geologist/Geostatistician with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Witwatersrand with a BSc Honours in Geology in 1988. I obtained a PhD from the University of Witwatersrand in 1993. In 1997 I completed a specialist geostatistical course "Cycle Formation Specialisee en Geostatistique" at the Ecole Nationale Superieur des Mines de Paris. I have practised my profession continuously since 1989;

3) I am registered as a Professional Natural Scientist with the South African Council of Natural and Applied Scientists (Registration No 400114/01). I am a Member of the South African Institute of Mining and Metallurgy, the Australasian Institute of Mining and Metallurgy and the Geostatistical Association of South Africa;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Dominion Uranium Project or securities in Uranium One or Aflease.

5) as of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Dominion Uranium Project property located in the North West Province during site visits conducted on 11 and 20 July 2005, 30 November 2005 and February 2006;

10) SRK was retained by Uranium One to prepare an independent technical report for the Dominion Uranium Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Uranium One and discussions with personnel of Uranium One;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 28 July 2006 of a revised mineral resource estimate for the Dominion Uranium Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
26 October 2006

Mike Harley Pr.Sci.Nat.
Partner & Principal Geologist
SRK Consulting

CERTIFICATE AND CONSENT

To accompany the report dated 1 August 2006 amended 26 October 2006 and entitled "Independent Technical Report on the Dominion Uranium Project, North-West Province, Republic of South Africa"

I, John Roger Dixon hereby certify that:

1) I am a Corporate Consultant with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the Royal School of Mines, Imperial College London with a BSc (Mining) Hons in Mining Engineering in 1971. I have practised my profession continuously since 1971;

3) I have been registered as a Professional Engineer with the Engineering Council of South Africa since 2000. I am a Honorary Fellow of the South African Institute of Mining and Metallurgy;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Dominion Uranium Project or securities in Uranium One or Aflease.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored and take overall responsibility for this report;

9) I personally visited Uranium One's Dominion Uranium Project area in the North West Province during February 2006 as part of the due diligence necessary to compile this report;

10) SRK was retained by Uranium One to prepare an Independent Technical Report for the Dominion Uranium Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Uranium One and discussions with personnel of Uranium One;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 28 July 2006 declaring completion of the Phase 1 Feasibility Study on its Dominion Project in South Africa, and that such press release fairly and accurately represents the information in this report.

R. Dixon

Johannesburg, South Africa
26 October 2006

Roger Dixon Pr Eng.FSAIMM
Corporate Consultant
SRK Consulting

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

Aeromagnetic	A geophysical technique of exploring an area by measuring the magnetic intensity of the rock from an aircraft.
Andesite	A grey, fine-grained volcanic rock, chiefly plagioclase and feldspar.
Anticline	a fold with strata sloping downward on both sides from a common crest.
Archaean	Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life.
Arenaceous	Sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	A general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Arsenopyrite	A silver-white to gray arsenic ore, essentially FeAsS.
Assay	the chemical analysis of ore samples to determine their metal content.
Chromite	an iron bearing chromium oxide mineral
Cobaltite	A rare silver-white to gray mineral, cobalt sulfarsenide, CoAsS, that is a cobalt ore and is used in ceramics.
Detrital	Disintegrated or eroded matter.
Dip	inclination of geological features from the horizontal.
Dolerite	Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar.
Dyke	thick, tabular vertical or near-vertical bodies of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures.
Epigenetic	Change in the mineral content of a rock because of outside influences.
Fire Assay	the assaying of metallic ores by methods requiring the use of furnace heat.
Flame AA	an instrumental technique for determining the metal content in a sample by measuring the absorption of light at specific wavelengths by atoms of particular metals.
Footwall	The underlying side of a stope or mineralised body.
Fuchsite	Fuchsite is a dark green variety of muscovite, the green colour is the result of chromium impurities.
Geozone	an area defined by geological characteristics.
Graben	a depression between geological faults.
Hangingwall	the overlying side of a mineralised unit or stope.
Igneous	derived from molten rock that originated beneath the earth's surface and solidifies at or near the earth's surface.
Indicated Mineral Resource	that portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.
Inferred Mineral Resource	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade

	continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Kaapvaal Craton	the ancient proto-continental crystalline basement of South Africa.
Kriging	an interpolation method that minimises the estimation error in the determination of a mineral resource.
Lenticular	convex on both sides.
Leucoxene	A nearly opaque white mineral, in part identical with titanite, observed in some igneous rocks as the result of the alteration of titanic iron.
Lutites	Fine grained sedimentary rocks; siltstones or mudstones.
Measured Mineral Resource	that portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	Of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterised by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Metamorphism	The process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances.
Mineral Reserve	the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Mineral Resource	a concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.
Mynpacht	a Dutch term meaning 'mining right'. This mining right was granted in terms of the 1908 Gold Law and provides to the holder an inalienable right in perpetuity.
Oligomictic	One type of clast, usually stable, usually quartz.
Overburden	Material overlying a useful mineral deposit.
Overturned	Said of a fold, or the limb of a fold, that has tilted beyond the perpendicular. The sequence of strata thus appears reversed.
Pericline	A general term for a fold in which the dip of the beds has a central orientation; beds dipping away from a center form a dome, and beds dipping toward a center form a basin.

Polymictic	Contain an assortment of different kinds of clasts.
Porphyry	Rock containing relatively large conspicuous crystals, especially feldspar, in a fine-grained igneous matrix.
Prill	The button of metal from an assay.
Proterozoic	Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms
Pyrite	Common iron sulphide mineral
Pyrrhotite	common iron sulphide mineral.
Reef	a precious metal bearing stratiform tabular mineralised unit.
Resource	a tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
Rudite	A general name used for consolidated sedimentary rocks composed of rounded or angular fragments coarser than sand (granules, pebbles, cobbles, boulders, or gravel or rubble); e.g., conglomerate, breccia, and calcirudite.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sichel t	an estimator that is generally used for estimating the average grade of an ore-body where the distribution of the element sought is lognormal.
Sill	an approximately horizontal sheet of igneous rock intruded between older rock beds.
Spinel	A hard, variously colored mineral with composition $MgAl_2O_4$, having usually octahedral crystals and occurring in igneous and carbonate rocks. The red variety is valued as a gem and is sometimes confused with ruby.
Stope	underground excavation created by mining.
Stripping Ratio	ratio of waste to ore in an open pit operation
Synform	A fold in rocks in which the rock layers dip inward from both sides toward the axis.
Syngenetic	formed at the same time.
Tailings	Refuse or dross remaining after ore has been processed.
Unconformities	A surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Uraninite	A complex brownish-black mineral, UO2, forming the chief ore of uranium and containing variable amounts of radium, lead, thorium, and other elements. It is isomorphous with thorianite.
Variogram	a measure of the average variance between sample locations as a function of sample separation.

ABBREVIATIONS

AAC	Anglo American Corporation
AAPS	Anglo American Prospecting Services
AARL	Anglo American Research Laboratories.
AAS	Atomic Absorption Spectrometry
ADU	Ammonium Di-Nitrater
Aflease	Aflease Gold and Uranium Resources Ltd
Ag	chemical symbol for silver.
Au	chemical symbol for gold.
BEE	Black Economic Empowerment.
CIP	Carbon in Pulp
CPR	Competent Persons' Report.
DD	Diamond Drilling.
DEAT	Department of Environmental Affairs and Tourism.
DME	Department of Minerals and Energy.
DMS	Dense Media Separation.
Dominion Sec	Dominion Reefs Mine
DTM	Digital Terrain Model.
DWAF	Department of Water Affairs and Forestry.
ECA	Environmental Conservation Act.
ECSA	Engineering Council of South Africa.
EIA	Environmental Impact Assessment.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
EMS	Environmental Management System
EP	Exploration Properties.
EPCM	Engineering Procurement and Construction Management.
ESR	Excavation Support Ratio
EW	Electrowinning
FAG	Fully Autogenous Grinding
Fe	chemical symbol for iron.
FM	Financial Model.
FoG	Fall of Ground.
GGS	Global Geo Services (Pty) Ltd, independent consultants to Aflease.
GLP	Good Laboratory Practice
HCL	Hydrochloric Acid.
HDSA	Historically Disadvantaged South Africans.
HF	Hydrofluoric Acid
IDP	Integrated Development Plan
ITR, TR	Independent Technical Report
JSE	JSE Securities Exchange (South Africa) Limited.
LoM	Life-of-Mine.
MCF	Mine Call Factor. (Metal accounted for / Metal called for)
ML	Mining Licence
MPRDA	Mineral and Petroleum Resources Development Act No 28 of 2002.
NECSA	National Energy Corporation of South Africa

NEMA	National Environmental Management Act
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators.
NIL	Nufcor International Limited
NNR	National Nuclear Regulation
NPV	Net Present Value
NWA	National Water Act.
Opex	Operating Expenditure.
PLATO	The South African Council for Professional Land Surveyors and Technical Surveyors.
PPT	Precipitation.
P&G's	Preliminary and Generals.
QP	Qualified Person
RAB	Rotary Air Blast Drilling.
RC	Reverse Circulation Drilling.
RMR	Rock Mass Rating
RoM	Run of Mine.
RQD	Rock-Quality-Density.
RWD	Return Water Dam.
SACNASP	South African Council for Natural Scientific Professions
SAMREC	South African Code for Reporting of Mineral Resources and Mineral Reserves.
SANAS	South African National Accreditation Scheme.
SARS	South African Revenue Services.
SEDAR	System for Electronic Data Analysis and Retrieval
SHE	Safety Health and Environment.
SLP	Social and Labour Plan
Southern Cross	Southern Cross Resources Inc
SRK	SRK Consulting (South Africa) (Pty) Limited.
SRK Group	SRK Global Limited.
SMU	Smallest Mining Units
TEP	Technical Economy Parameters
TS	Transvaal Sequence
TSE	Treated Sewage Effluent
TSX	Toronto Stock Exchange
Turgis	Turgis Consulting (Pty) Ltd
UBS	United Bank of Switzerland
WALL	Weighted Average Cost of Capital
WUL	Water Use Licence.
US$	United States Dollar
WULA	Water Use Licence Application.
ZAR	South African Rand

UNITS

cm	a centimetre.
cmg/t	a centimetre-gramme per metric tonne – metal accumulation over channel width.
dwt/st	a penny-weight per short ton, equivalent to 1.714285g/t
g	grammes.
Ga	a thousand million years.
g/t	grammes per metric tonne – metal concentration.
ha	a hectare.
kg	a kilogramme.
kg/m	kilogrammes per metre of core length
kg/t	kilogrammes per metric tonne
klb	a thousand pounds
km	a kilometre.
koz	a thousand ounces.
kt	a thousand metric tonnes.
ktpm	a thousand tonnes per month
lb	a pound
lb/st	a pound per short ton, equivalent to 0.5kg/t
m	a metre.
Moz	a million ounces
MPa	a million pascals
Mt	a million metric tonnes.
MWh	a million Watt-hours
oz	a fine troy ounce equalling 31.10348 grammes.
t	a metric tonne.
tph	tonnes per hour.
tm^{-3}	density measured as metric tonnes per cubic metre.
°	degrees.
°C	degrees Centigrade.
‘	minutes.
%	percentage.
US$m	millions of US dollars

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

October 26, 2006

VIA COURIER/FACSIMILE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: sxr UraniumOne Inc.
Filing of Written Disclosure of Technical Report

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Dominion Uranium Project, North-West Province, Republic of South Africa" dated August 1, 2006 as amended October 26, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Final Short Form Prospectus (including the documents incorporated by reference therein) dated October 26, 2006 (the "Prospectus").

The undersigned hereby confirms that the undersigned has read the Prospectus and believes that the Prospectus fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours faithfully,

SRK Consulting

R. Dixon

J.R. DIXON

AN INDEPENDENT TECHNICAL REPORT ON THE MODDER EAST GOLD PROJECT, LOCATED NEAR SPRINGS, GAUTENG PROVINCE, REPUBLIC OF SOUTH AFRICA

Prepared for:

sxr URANIUM ONE INC.

AFLEASE GOLD LIMITED

Prepared by:

Mr HG Waldeck PrEng,
Partner and Principal Mining Engineer
BSc(Eng), MBA, FSAIMM, AMAMMSA
SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo 2196, Johannesburg,
Republic of South Africa.

Mr M Wanless PrSciNat
Senior Geologist
BSc(Hons)
SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Dr JF Couture P.Geo,
Principal Geologist
PhD, FGAC
SRK Consulting (Canada) Inc.
Suite 1000,
25 Adelaide Street East,
Toronto, Ontario M5C 3A1
Canada

Dr M Harley PrSciNat
PhD, MSAIMM, MAusIMM

SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Tel: +27-(0)11-441 1111
Fax: +27-(0)11-441 1101

N143-101 TR ME final(updated-26Oct)
Project No: 365238

31August 2006
as amended 26 October 2006

TABLE OF CONTENTS

LIST OF TABLES

Table No. **Description** **Page No.**

LIST OF FIGURES

Figure No. Description Page No.

AN INDEPENDENT TECHNICAL REPORT ON THE MODDER EAST GOLD PROJECT OF AFLEASE GOLD LIMITED, REPUBLIC OF SOUTH AFRICA

1 EXECUTIVE SUMMARY

1.1 Introduction

The Modder East Project (the "Project") forms part of the mineral assets of Aflease Gold Limited ("Aflease Gold") in Southern Africa. Aflease Gold is a public company listed on the JSE Securities Exchange (South Africa) Limited ("JSE"), with a level one ADR listing in New York. Aflease Gold was formed in January 2006 following the merger of certain assets (Modder East, UC Prospect, New Kleinfontein, Turnbridge and Holfontein Projects) of the previous Aflease Gold & Uranium Resources Limited ("Aflease") and the assets (Spaarwater and Ventersburg Projects) of Sub Nigel Gold Mining Company Limited ("SNGM"). sxr Uranium One Inc ("Uranium One"), a company listed on the Toronto Stock Exchange ("TSX") and the JSE, owns approximately 75% of Aflease Gold.

This Independent Technical Report ("ITR") deals only with the Project. Reference to any of Aflease Gold's other assets (New Kleinfontein, Turnbridge and Holfontein) in the vicinity of the Project will only occur if it is necessary for the discussion in the text or where omission could result in the discussion being misinterpreted.

SRK Consulting (Pty) Ltd ("SRK") prepared an ITR on the Eastern Mining Assets of Aflease Gold and Uranium Resources Limited ("Aflease") dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "SRK October 2005 ITR") in connection with the December 2005 acquisition of all of the shares of Aflease by Southern Cross Resources Inc. pursuant to a scheme of arrangement between the two companies under the South African *Companies Act*. Following this acquisition, Aflease became a wholly-owned subsidiary of Southern Cross Resources Inc., which changed its name to sxr Uranium One Inc ("Uranium One"). The SRK October 2005 ITR was filed on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") in October 2005.

This ITR is addressed to Uranium One and Aflease Gold and was prepared in support of the disclosure made by Uranium One on 16 August 2006 regarding the completion by Aflease Gold of a feasibility study (the "Study") for the Project in May 2006. This ITR has been prepared according to the reporting requirements of the National Instrument 43-101- *Standards of Disclosure for Mineral Projects* ("NI43-101") of the Canadian Securities Administrators and Form 43-101F1 (the "Form"). With respect to the Project, this ITR supercedes the SRK October 2005 ITR, except as cross-referenced herein.

1.2 Location

The Project area covers some 4,000ha and is situated at Latitude 26° 15'S, Longitude 28° 20'E on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg, at an elevation of approximately 1620m AMSL. The UC Prospect area is situated immediately south west of the Modder East area.

1.3 Ownership

Aflease Gold is able to mine at the Project in terms of the existing mining licence ML15/2004, which is valid until 29 April 2009. Aflease has advised SRK that it is compiling an application for conversion of its old order mining right to a new order mining right in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2004* ("MPRDA") and expects to submit that application before the end of 2006. The new order mining right, once granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

The surface rights necessary to start construction of the surface infrastructure and mine access have been secured.

Aflease Gold has entered into an agreement with Micawber 400 (Pty) Ltd ("Micawber"), a company owned by historically disadvantaged South Africans, whereby Aflease Gold will sell to Micawber a 26% interest in both the assets and liabilities of its East Rand mining/exploration properties (comprising Modder East/UC Prospect, Turnbridge, New Kleinfontein, Spaarwater and Holfontein projects). This agreement is still subject to shareholder approval. Once approved, this will enable Aflease Gold to comply with the Black Economic Empowerment ("BEE") requirements of the MPRDA.

1.4 History and Geological Setting

The Project is the amalgamation of the old Modder East Mine and a portion of the old Modder "B" mining title area which was initially registered in 1908 and ceased production in 1956. The Modder East Mine was initially incorporated in July 1917 and production began in 1920. By 1933, the milling rate reached 1 million tonnes per year, with mining occurring principally from the Main Reef. In 1962 the mine was closed and most of the surface infrastructure was partly reclaimed.

During the 1980s, a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines, a reorganised subsidiary of Modder "B" Gold Holding Ltd.

Grootvlei Mines (Pty) Ltd ("Grootvlei") has mined 117,000 tonnes of Black Reef ore from the UC Prospect, adjacent to Modder East to the west, under tribute from New Kleinfontein Gold Claims (Pty) Ltd, a wholly-owned subsidiary of Aflease Gold.

The East Rand basin of the Witwatersrand Basin has been mined for gold, hosted within narrow tabular quartz-pebble conglomerate units, termed reefs. The reef units are generally developed immediately above major unconformity surfaces that have been formed during basin development. The reef units are interpreted to represent fluvial deposits. The overlying Transvaal Supergroup may unconformably cut down into the upper Witwatersrand stratigraphy; the basal formation of the Transvaal consists of the Black Reef Quartzite Formation that hosts the Black Reef. The Black Reef is a quartz-pebble conglomerate unit that may contain significant gold mineralisation, particularly where it overlies Witwatersrand gold-bearing reef units or has eroded such units. In the Project, the Black Reef is developed as three distinct facies types. The Buckshot Leader Pyrite Zone ("BPLZ") consists of coarse-grained pyrite clasts and quartz-pebbles within a narrow (20cm-60cm) wide tabular layer. This is underlain by the Blanket Facies, a low-grade sandy unit that caps the Channel Facies. The Channel Facies consists of quartzites and pebbly quartzites that are deposited within channels incised into the older Witwatersrand quartzites. In addition to the Black Reef, the UK9a, a Kimberley, Reef has also been intersected by several of the drill holes that have sampled the Black Reef.

1.5 Project Description

The Project consists of the Modder East and UC Prospect areas, where the Black Reef and the UK9a Kimberley Reef have been identified and sampled and a Mineral Resource estimate has subsequently been developed. Aflease Gold has completed the Study on the Project and the results are presented in this ITR.

Aflease Gold plans to exploit the Black Reef at depths of 300m and UK9a Kimberley Reef at depths of between 300 and 530m below surface. The mining method selected will be a combination of trackless (off reef) and conventional mining (on reef) with the mining infrastructure placed in the footwall of the two reefs. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. Additionally a vertical shaft will be sunk and used to transport personnel in and out of the mine. The mine will be ventilated by two exhaust fans situated on two separate ventilation raise

bore holes. These fans will cause air to be drawn into the mine via the decline and vertical shaft which form both intake airways.

Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining.

The Total Probable Mineral Reserves are 6.68Mt at an average grade of 5.00g/t. The Black Reef and Blanket Facies reefs will be mined simultaneously. The life of the project at a depletion rate of 70ktpm of Run of Mine ("RoM") and some 10ktpm of waste development is expected to be more than 10 years producing more than 30,000kg of gold.

1.6 Mineral Resource and Mineral Reserve Estimation

Aflease Gold has undertaken a diamond drilling program on the Project area. From this sampling base, a Mineral Resource estimate has been prepared by consultants employed by Aflease Gold. These estimates have been based on a three dimensional block model with grades interpolated using geostatistical methods.

The Mineral Resource statement for the Project as audited by SRK is presented in Table 1.1. The Mineral Resources were classified according to the SAMREC Code and SRK certifies that these would be identical in terms of the CIM standards. This is the same statement as disclosed by Uranium One in a News Release dated 13 February 2006 and filed on its website.

Table 1.1: Modder East Project – SRK Audited Mineral Resource Statement, 31 December 2005

MINERAL RESOURCES	Tonnage (Mt)	Cut-off Grade (cmg/t)	Au Grade (g/t)	Contained Gold (Moz)
Indicated				
Black Reef (BPLZ) + BF [1]	5.72	167	6.07	1.12
Channel Facies	15.20	379	1.32	0.65
Kimberley UK9a Reef	1.35	199	5.47	0.24
Kimberley UK5a Reef	-			
Total Indicated Resources [2]	**22.27**		**2.79**	**2.00**
Inferred				
Black Reef (BPLZ) + BF [1]	0.47	167	3.31	0.05
Channel Facies + BF	-			
Kimberley UK9a Reef	2.50	199	5.00	0.40
Kimberley UK5a Reef	9.70	496	1.82	0.57
Total Inferred	**12.67**		**2.50**	**1.02**

1 BF – Blanket Facies
2 Reported inclusive of Mineral Reserves

The modifying factors for the conversion of Mineral Resources to Mineral Reserves, as estimated by Aflease Gold and its consultants in the Study, are considered by SRK to be reasonable. The resultant Mineral Reserves for the Project consist of contiguous zones of gold mineralisation delineated in the geological model and are presented in Table 1.2.

Table 1.2: Modder East Project – Audited Mineral Reserve Statement, 1 June 2006.

MINERAL RESERVES [1]	Tonnage (Mt)	Au Grade [2] (g/t)	Contained Gold (Moz)
Probable			
BPLZ Mining	5.26	5.28	0.89
Kimberley UK9a Reef	1.42	3.97	0.18
Total Probable Reserves	**6.68**	**5.00**	**1.07**
Total in LoM Plan	**6.68**	**5.00**	**1.07**

1 Mineral Reserves included in Mineral Resources.
2 Gold price of US$430/oz (equivalent to R89,653/kg) and mining cut-off grade of 2.75g/t for the BPLZ and 3.49g/t for the UK9a.

1.6.1 Reconciliation of Reserve Statements

In its News Release of 13 February 2006, Uranium One had presented Probable Mineral Reserves for the Project of 10.1Mt at an average grade of 4.02g/t. SRK is satisfied that the reduction in Mineral Reserves between that presented in the 13 February 2006 News Release and in this ITR is reasonable and is based on a different mining philosophy which incorporates greater confidence in the geological block model, modifying factors, the level of accuracy of the Study and engineering assumptions made.

1.7 Status of Development and Operations

Aflease Gold decided to fast track the Project and commenced with the initial phase of construction for the Project on 18 May 2006. The US$3.04million programme includes the following aspects:

- Site clearing and box cut excavation;
- Selection of basic services and surface infrastructure;
- Purchase of trackless development equipment;
- Selection and training of workers.

SRK has reviewed the technical-economic assumptions in the Study and incorporated these, adjusted where appropriate, into a financial model ("FM"). Using a discounted cash flow technique, SRK has determined a value for the Project on a standalone basis based on the Net Present Value ("NPV") of the project cash flows in the FM. The key results from the FM for the life-of-mine ("LoM") (refer to Table 19.9) and NPV analysis are summarised in Table 1.3. All capital and operating costs for the Project were determined in South African Rands ("ZAR") and converted to US Dollars at an exchange rate of ZAR6.585=US$1.00, the rate ruling at 1 June 2006. All costs presented in this ITR are quoted in US Dollar terms.

Table 1.3: Modder East Project – Summary Financial Results

Description	Unit	LoM Total Value
Revenue	(US$m)	684.1
Operating Cost	(US$m)	(287.9)
Capital Expenditure (LoM)	(US$m)	(121.0)
NPV @ 8% real discount	(US$m)	74.0
Average LoM operating cost	(US$/oz)	217
Internal Rate of Return (IRR)	(%)	31%

First production of ore from stoping is planned to occur in October 2008, with the steady state of 70ktpm reached in 2010. The Probable Mineral Reserves support a LoM of 10 years.

1.8 Pay back

It is estimated that the Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than 2 years from the start of on-reef development.

The project also benefits from the tax shield provided by the assessed tax loss and unredeemed capital in Aflease Gold.

1.9 Mine Life

A mine life of some 10 years is indicated from the stated reserves.

1.10 Date of Report

The Date of this Technical Report is 31 August 2006, and the date at which the valuation for the Project was determined is 01 June 2006. The Mineral Resource and Mineral Reserve Statements in this report are given as at 31 December 2005 and 1 June 2006 respectively. There have been no changes to the valuation or the Mineral Resource and Mineral Reserve Statement between their effective date and 31 August 2006.

1.11 Conclusions and Recommendations

The main conclusions arising from SRK's review are:

- SRK is unaware of any aspect of the sampling procedure that might materially affect the resultant grades of samples recovered from exploration. In the opinion of SRK, the sampling method and approach is appropriate for the purpose of estimating Mineral Resources.
- SRK is satisfied that all procedures are conducted according to industry standard practices. SRK is of the opinion that the quality of the current exploration database for the Project is sufficient to allow reasonable interpretation of the lateral continuity of the gold-bearing reefs. SRK is satisfied that the sample security procedures are adequate.
- the data quality is sufficient to support a Mineral Resource estimate.
- the modelling methodology as described is reasonable and the classification applied is valid, especially when the continuity of mineralisation between diamond drill holes on the adjacent mining areas are considered.
- SRK is satisfied that sufficient work in the mine design and mining capital infrastructure has been done to give confidence at a nominal level of accuracy of -10% +15%. A contingency of 10% has been applied to all capital items in the Study, which is reasonable.
- the selection of the mining method and infrastructure access proposal is appropriate for the size and depth of the Mineral Reserves.
- the average operating cost for the LoM of the Project is US$30.80/t of ore milled. Conversion of the capitalised development costs into an operating cost increases the average LoM cost to US$34.29/t, which while on the low side is reasonable in comparison to similar narrow-reef operations
- no fatal flaws in the mine design, ventilation and rock engineering aspects have been identified in the review that could materially impact on the implementation of the project.
- SRK concurs that the recommended stope face and permanent support specifications are feasible and can be refined once mining has started and the required support resistances can be determined. Safety factors for the pillar layout and panel span are generally acceptable.
- the support recommendations for the open cut and decline design are based on empirical relationships and will need to be re-evaluated by sound ongoing examination of rock conditions during development.
- based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a respectively.

SRK has presented a number of recommendations, with the main ones summarised here:

- sets of pulp rejects be routinely analysed at an umpire laboratory to provide an independent verification of the sample grades;
- additional quality assurance and quality control measures designed to improve the accountability and safeguard of assaying data. In particular, SRK recommends that core sample blanks are inserted within each reef intersection samples and that approximately 10% of random sample pulps are submitted with control samples to an umpire laboratory for re-assaying;
- confirmatory grind sensitivity test work is warranted at different grind sizes before final design;
- as the design grind of 80% passing 90micron may exceed the performance of single SAG mill, additional comminution work be done before the final selection of the SAG mill design;
- confirmatory test work on additional variability samples is recommended to ensure that all gravity and non-gravity gold material is leached in cyanide.

2 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

Aflease Gold Limited ("Aflease Gold") is a South African gold resource company, which has a primary listing on the JSE Securities Exchange (South Africa) Limited, Johannesburg, South Africa ("JSE") under the share code "AFO" and a level one ADR listing in New York under the code "AFSGY". Aflease Gold was formed in January 2006 following the merger of certain assets (Modder East, UC Prospect, New Kleinfontein, Turnbridge and Holfontein Projects) of the previous Aflease Gold & Uranium Resources Limited ("Aflease") and the assets (Spaarwater and Ventersburg Projects) of Sub Nigel Gold Mining Company Limited ("SNGM"). sxr Uranium One Inc ("Uranium One") is a public company incorporated in Canada that was formed by the acquisition of Aflease by Southern Cross Resources Inc. ("Southern Cross") in December 2005. Following this acquisition, Aflease became a wholly-owned subsidiary of Southern Cross, which changed its name to sxr Uranium One Inc ("Uranium One"). Its shares are authorised for trading on the Toronto Stock Exchange (the "TSX") and the JSE Securities Exchange (South Africa) Limited (the "JSE"), under the share code "SXR". Uranium One owns approximately 75% of Aflease Gold.

Uranium One announced on 17 May 2006 that Aflease Gold had decided to commence with the initial phase of construction on the Modder East Gold Project (the "Project") that is situated on the East Rand of the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg. The Project consists of the Modder East and UC Prospect areas, where the Black Reef and the UK9a Kimberley Reef have been identified and sampled and Mineral Resource and Mineral Reserve estimates have been developed.

Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. Aflease Gold's principal gold assets in South Africa are the Modder East, Spaarwater and Ventersburg Projects.

Aflease Gold has entered into an agreement with Micawber 400 (Proprietary) Limited ("Micawber"), a company owned by historically disadvantaged South Africans ("HDSA's"), whereby Aflease Gold will sell to Micawber an undivided 26% interest in both the assets and liabilities of its East Rand mining/exploration properties (comprising Modder East/UC Prospect, Turnbridge, New Kleinfontein, NKMC, Spaarwater and Holfontein projects). The parties also agreed to contribute their respective interests in these assets to a joint venture ("JV") and to fund the development and operation of those assets in accordance with their proportionate joint venture interests. In terms of a Management and Skills Transfer Agreement with the JV, Aflease Gold will undertake the management of the business and the JV, market and distribute the product(s) produced by the JV and assist in the transfer of skills to the HDSA's. The purchase price payable for the 26% share will be the lower of the net present value ("NPV") of the Business, or the 30-day weighted average traded share price of the Aflease Gold shares prior to the date Aflease Gold is notified that Micawber will start repaying the purchase price. The purchase price will be held as a loan account in the records of Aflease Gold and will attract interest at international lending market rates. The loan to Micawber, plus accrued interest, will be repayable by Micawber as a first charge against the profits to which Micawber will be entitled out of the JV.

The agreements with Micawber, which are still subject to shareholder approval, will provide Aflease Gold with a Black Economic Empowerment ("BEE") partner in compliance with the requirements of the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry*, developed in terms of section 100 of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA").

This Independent Technical Report ("ITR") deals only with the Project. Reference to any of Aflease Gold's other assets (New Kleinfontein, Turnbridge and Holfontein) in the vicinity of the Project will

only occur if it is necessary for the discussion in the text or where omission could result in the discussion being misinterpreted. Reference to the Spaarwater and Ventersburg projects is not relevant as these properties are 12km and some 300km respectively away from the Project and involve gold-bearing reefs that are different to those being considered at the Project.

SRK Consulting (South Africa) (Pty) Limited ("SRK") prepared an ITR on the Eastern Mining Assets of Aflease dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "SRK October 2005 ITR") in support of the acquisition of Aflease by Southern Cross pursuant to a scheme of arrangement between the two companies under the South African *Companies Act*. The SRK October 2005 ITR was filed on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") in October 2005. In order to make this report as concise as possible, the reader will be referred to the SRK October 2005 ITR for information that has not changed since October 2005.

This ITR is addressed to Uranium One and Aflease Gold and was prepared in support of the disclosure made by Uranium One on 16 August 2006 regarding the completion by Aflease Gold of a feasibility study (the "Study") for the Project in May 2006. This ITR has been prepared according to the reporting requirements of the National Instrument 43-101- *Standards of Disclosure for Mineral Projects* ("NI43-101") of the Canadian Securities Administrators and Form 43-101F1 (the "Form"). With respect to the Project, this ITR supercedes the SRK October 2005 ITR, except as cross-referenced herein.

2.2 Qualifications of SRK

SRK is part of the SRK Group that comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, ITRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of consultants sourced from SRK's offices in South Africa and Canada over a three-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open-pit mining, rock engineering, metallurgical processing, smelting, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Aflease or in the assets of Aflease. SRK will be paid a fee for this work in accordance with normal professional consulting practice. The payment of this fee is not contingent upon the conclusions or opinions expressed in this report.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- John Cowan, PrSciNat, FWISA, MIWASA, MSAACE, BSc(Hons), PCE, GDE — Environment
- Michael Harley, PrSciNat, MSAIMM, MAusIMM, PhD — Geology, Mineral Resources
- Mark Wanless, PrSciNat, BSc(Hons) — Review of Mineral Resources
- Jean-Francois Couture, PGeo, FGAC, PhD — Mineral Resources, Internal Review
- Alan Naismith, FSAIMM, FSANIRE, MSc(Eng), MBA — Rock Engineering
- Frank von Glehn, BSc(Hons), MSc(Eng) — Ventilation
- Wally Waldeck, PrEng, FSAIMM, AMAMMSA, BSc(Eng), MBA — Mining, Mineral Reserves
- Carel Roode, PrEng, MSAIMM, MMMASA, BSc(Hons), BCom — Metallurgy, Process Plant
- Ken Stanford, PrTech, TMSAICE, NatDip(T4) — Tailings
- Andrew McDonald, CEng, FSAIMM, MIMMM, MSc, MBL — Tenure, Financials, Valuation, Report Compilation

The Qualified Person with overall responsibility for the reporting of Mineral Resources in this ITR is Mr M Wanless PrSciNat (SACNASP) BSc(Hons) who is a Senior Geologist with SRK. Mr Wanless is a mining geologist with 10 years experience in the mining industry and has been responsible for reporting on Mineral Resources on various gold properties in Southern Africa during the past five years. The review and reporting on the Mineral Resources in this ITR was undertaken by Dr M_Harley PrSciNat (SACNASP) MSAIMM, MAusIMM, PhD, whilst he was a partner of SRK up to the end of June 2006. Dr Harley is a mining geologist with 15 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Qualified Person with overall responsibility for the reporting of Mineral Reserves and the compilation of this ITR is Mr. HG (Wally) Waldeck, PrEng (ECSA), FSAIMM, BSc(Eng), MBA, who is a partner of SRK. Mr. Waldeck is a mining engineer with 34 years experience in the mining industry and has supervised numerous due-diligence reviews and various technical studies in Southern Africa and internationally during the past five years.

2.3 Terms of Reference

SRK was required to prepare an ITR for the Project according to the requirements of NI43-101 in support of the disclosure made by Uranium One on 16 August 2006 regarding the completion by Aflease Gold of a feasibility study (the "Study") for the Project in May 2006. The work involved an assessment of the following aspects of the Project:

- Recent exploration work in the Project area by Aflease Gold;
- Audit revised mineral resource and mineral reserve estimates;
- Audit engineering design and economic assessment of the Project as set out in the Study;
- Exploration potential and recommendations for additional work.

2.4 Purpose of Technical Report

This ITR is prepared in support of the disclosure made by Uranium One on 16 August 2006 regarding the completion by Aflease Gold of a feasibility study (the "Study") for the Project in May 2006. It has been prepared in accordance with the requirements of NI43-101 and the Form, and conforms to the generally accepted "Exploration Best Practices" and "Estimation of Mineral Resources and Mineral Reserves Best Practices" Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

2.5 Site Visit

The Project is located within 30km east of Johannesburg and is readily accessible. SRK staff members Michael Harley and Jean-Francois Couture visited the Project site on 14 July 2005. During this visit, active drilling on the property was observed. In addition, the site of the drill hole core logging and sampling was visited and these practices were observed. In the same site visit, the data compilation and verification techniques employed for the Modder East project were observed.

Mark Wanless visited the Project site on Friday 18 August 2006. Although no active drilling was underway, drill hole locations were visited and checked against drill location plans. In addition, the storage, logging and sampling of the drill core was examined.

Wally Waldeck personally inspected the Modder East property during site visits conducted on 12 April 2005 and 18 May 2006.

2.6 Sources of Information

Details of data/information used to prepare the ITR are listed here:

- Modder East Gold Project – Bankable Feasibility Study, prepared for Aflease Gold Limited, Report 29938-01, Turgis Consulting, 19 May 2006.
- Final 2005 Mineral Resource Summary Statement for Modder East Project, Camden Geoserve, 5 January 2006.
- News Release – Increase in Resources and reserves at the Modder east Project, South Africa. sxr Uranium One, 13 February 2006, filed on its website.
- News Release – Aflease Gold Commences Construction at Modder East. sxr Uranium One, 17 May 2006, filed on its website.
- An Independent Technical Report on the Eastern Mining Assets of Aflease Gold & Uranium Resources Limited, Report "NI43-101 v15 final Eastern Assets 20oct05.doc", SRK Consulting, 20 October 2005.
- An Independent Competent Person's Report for the Proposed Black Economic Empowerment Deal of Aflease Gold Limited, Report "SA355633 afgold f-study bee cpr, SRK Consulting, 30 June 2006".
- Business Plan and Operating Budget for 2006, Aflease Gold, January 2006.
- Exploration Budget for 2006 to 2008, Aflease Gold, January 2006.

3 RELIANCE ON OTHER EXPERTS

3.1 Limitations and Reliance on Information

This ITR is dependent upon technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has been independently verified by SRK as follows:

- A review and assessment was conducted of all material technical issues likely to influence the future performance of the Project, which included the following:
  - Inspection visits to the Project site during 2005 and 2006;
  - A review of the 2006 feasibility study documentation with respect to the Project;
  - A review of exploration work and revisions to resource estimates completed up to 31 December 2005;
  - Discussion and enquiry with key personnel based at the Aflease Gold corporate offices;
  - A review and, where considered appropriate by SRK, modification of Aflease Gold's estimates and its classification of Mineral Resources and Mineral Reserves as at 31 December 2005;
  - A review of the LoM plan and supporting documentation for the Project and, where considered appropriate by SRK, modification of Aflease Gold's plans and the associated technical and economic parameters, including assumptions regarding future operating costs, capital expenditures and commodity production of the Project for the LoM,
  - An examination of historical information and results made available by Aflease in respect of its previous operations in support of, in particular, the forecasts contained in the LoM plans for the Project; and
- SRK satisfied itself that such information is both appropriate and valid for the economic modelling as reported herein. SRK considers that with respect to all material technical and economic matters it has undertaken sufficient investigations to ensure compliance, both in terms of level of investigation and level of disclosure. For the purposes of review, SRK has performed sufficient validation and verification procedures deemed necessary to place an appropriate level of reliance on such information.

3.1.1 Financial Reliance (Aflease)

In consideration of all financial aspects relating to the Project, SRK has placed reliance on Mr Jean Nortier, Chief Financial Officer of Uranium One that the following information for Aflease Gold is accurate as at 1 June 2006:

- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic; and
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments (currency and commodity hedges).

3.1.2 Legal Reliance

In consideration of all legal aspects relating to the economic modelling of the Project, SRK has placed reliance on information provided by Mr Arthur Kearney of Uranium One and a legal due-diligence report prepared under the direction of Mr Michael Harrison BCom. LLB, a Director of Harrison

Attorneys (the "Legal Due Diligence Report"). SRK has also relied on plans which were compiled by Mr P Jooste, a mining surveyor registered with PLATO, from Surveyor-General data in support of Aflease Gold's prospecting right and mining applications. PLATO, the South African Council for Professional and Technical Surveyors, is a statutory body that registers professional surveyors.

4 PROPERTY DESCRIPTION AND LOCATION OF THE MODDER EAST PROJECT

4.1 Property Description and Location

The Project area is situated at Latitude 26° 15'S, Longitude 28° 20'E on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg and south of the N12 highway to Witbank (Figures 4.1 and 4.2). The Project covers an area of some 3,989 hectares of largely agricultural land, with the Daveyton township at the far northern end of the property and Cowles Dam at the southern end. The UC Prospect area is situated immediately south west of the Modder East area (Figure 4.2).

4.2 South African Regulatory Environment

The regulatory environment in South Africa within which the Project must be operated is summarised below.

4.2.1 Constitution of the Republic of South Africa Act (Act No. 108 of 1996)

The Bill of Rights (Section 24) in the Constitution of the Republic of South Africa (Act No. 108 of 1996) states that 'Every Citizen has the right:

- to an environment that is not harmful to their health or well-being.
- to have the environment protected, for the benefit of present and future generations, through reasonable legislative and other measures that:
  - Prevent pollution and ecological degradation.
  - Promote conservation.
  - Secure ecologically sustainable development and use of natural resources while promoting justifiable economic and social development'.

The Bill of Rights is the highest law in South Africa and forms the basis of the environmental legislation within the country.

4.2.2 South African Law: The Minerals and Petroleum Resources Development Act

The MPRDA was promulgated by the South African Parliament in July 2002 and came into effect on 1 May 2004.

Prior to 1 May 2004, mineral rights in South Africa were held privately or in some instances by the State. With the enactment of the MPRDA, all mineral rights are vested in the State. Transitional provisions in the MPRDA allow mining companies to convert their existing 'old order' rights to 'new order' rights. The transitional provisions contemplate three categories of old order rights:

(a) unused old order rights, which are mineral rights in respect of which no prospecting permit or mining authorisation had been issued under the former *Minerals Act No 50 of 1991* (South Africa) (the "Minerals Act") or, where such an issue had occurred, no prospecting or mining activities had taken place as of 1 May 2004;

(b) old order prospecting rights, which are rights to prospect in respect of which a prospecting permit had been issued under the Minerals Act and prospecting had taken place prior to 1 May 2004; and

(c) old order mining rights, which are rights to mine in respect of which a mining authorisation had been issued under the Minerals Act and mining had taken place.

Holders of unused old order rights were required to apply for prospecting or mining rights under the MPRDA within one year of 1 May 2004, i.e. before 30 April 2005.

Under the MPRDA, old order prospecting rights and old order mining rights and the related permits and authorisations granted under the Minerals Act will continue to be valid for the period granted under that legislation, subject to a maximum period of two years, in the case of old order prospecting rights, and five years, in the case of old order mining rights. To continue thereafter with prospecting or mining operations, holders of old order prospecting and mining rights are required to apply within these periods to convert their rights to the 'new order' prospecting and mining rights provided for by the MPRDA.

In terms of the MPRDA, prospecting rights will initially be granted for a maximum period of five years, and can be renewed once upon application for a further period of up to three years. Mining rights will be valid for a maximum period of 30 years and can be renewed on application for further periods, each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting has been completed but mining is not commercially viable, which will have a maximum term of three years and which are not renewable. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility and evidence of an applicant's ability to conduct mining optimally, will be pre-requisites for the approval of such applications.

4.2.3 The Mining Charter

In accordance with the provisions of the MPRDA, the Mining Charter was signed on 12 October 2002 by the South African Minister of Minerals and Energy, representatives of the South African mining industry and the South African National Union of Mineworkers. The Mining Charter embraces a range of criteria against which prospecting and mining right applications and conversion applications will be considered. These criteria include issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSA's. On the issue of ownership, the Mining Charter requires that mining companies achieve 15% HDSA ownership of mining assets by 1 May 2009 and 26% HDSA ownership of mining assets by 1 May 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and at fair market value.

Applications for the conversion of old order rights are assessed against a "scorecard" promulgated by the DME. The scorecard covers human resources development, employment equity, migrant labour, mine community and rural development, housing and living conditions, ownership and joint ventures, beneficiation and reporting. The scorecard does not indicate the relative significance of each item nor does it provide a particular score which an applicant must achieve to be in compliance with the Mining Charter and be granted new rights under the MPRDA (except with respect to HDSA ownership).

4.2.4 South African Law: The Royalty Bill

The South African government released a "Royalty Bill" for comment on 10 March 2003. Under the proposed terms of the Royalty Bill, royalties of 3% of revenue from the sale of gold would be payable. Mining companies have been lobbying with government for the royalty to be based on profits, saying a royalty on sales would put marginal mines out of business. The Royalty Bill was referred back to the South African Parliament for review.

Initial proposals provided for the royalties to commence as soon as companies had met the strictures of the Mining Charter. The Minister subsequently indicated that the royalty would not be expected to take effect until the transitional period for conversion of mining rights under the MPRDA had expired, i.e. 1 May 2009.

SRK understands that a revised version of the Bill is due for release shortly.

4.2.5 Environmental Legislation

Key environmental legislation, which is applicable to the South African mining industry, is as follows:

- **National Environmental Management Act (107 of 1998) ("NEMA") as regulated by the Department of Environmental Affairs and Tourism ("DEAT") and relevant Provincial departments of environment.** This over-arches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays & Sustainability.
- **MPRDA as regulated by the DME.** The MPRDA replaces the *Minerals Act*, 1991 and makes provision for equitable access to, and sustainable development of, South Africa's mineral and petroleum resources. Regulations under the MPRDA set out the procedures for undertaking environmental impact assessments ("EIA") and for developing environmental management programmes ("EMPs") for the construction, operation and closure of mines. The EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved environmental management program report ("EMPR") in terms of the Minerals Act, and the MPRDA makes provisions for transitional arrangements. A mine must convert old order mining rights to new order mining rights by the 30 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan ("SLP"), a mine works plan ("MWP"), proof of technical and financial competence as well as an approved EMP.
- **Mine Health and Safety Act (Act 29 of 1996) as regulated by the DME** This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental health monitoring within mine operations.
- **National Water Act (36 of 1998) ("NWA") as regulated by the Department of Water Affairs and Forestry ("DWAF").** Chapter 4 stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alteration to watercourses) must be licensed. As with the MPRDA, there are transitional arrangements to enable permits under the former 1956 Water Act to be converted into water use licences. The Act also has requirements relating to pollution control, protection of water resources (specifically for the mining industry, there is Regulation 704 that is designed specifically to protect both surface and sub-surface water resources), dam safety (for dams with a capacity greater than 50 000 m^3 and a dam wall greater than 5m) and water use tariffs.
- **Atmospheric Pollution Prevention Act (45 of 1965) ("APPA") as regulated by DEAT.** This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes are smelters, furnaces, acid plants or roasters. The Act is outdated and will be replaced shortly when the National Environmental Management: Air Quality Act (39 of 2004) is brought into force. The new Act will allow for the setting of ambient air quality standards and more onerous emissions standards for identified scheduled processes.
- **Environment Conservation Act (73 of 1989) ("ECA") as regulated by the DEAT, DWAF and relevant Provincial departments.** Part V of the ECA states that listed activities cannot be undertaken without an environmental authorisation. The process to obtain approval includes public involvement, and if necessary, an EIA. In most cases this is not applicable as it is covered by the MPRDA; however, this must be agreed with the relevant authorities. Section 24 of NEMA, and associated new regulations, will shortly replace these provisions. Currently, mining is a listed activity in the draft regulations and, as such, new operations or expansions of existing operations would need to comply. The ECA (Section 20) also requires waste disposal sites to be permitted.

- **National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency ("SAHRA") or relevant Provincial departments where established.** This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, if necessary, protected for the nation. Procedures for the relocation of graves are also given.
- **Hazardous Substances Act (15 of 1973) as regulated by the Department of Health.** This Act controls the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance.
- **ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial conservation authorities.** These Acts ensure protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.
- **National Nuclear Regulator Act of 1999 as regulated by the National Nuclear Regulator ("NNR").** Certificates of Registration are required for radiation sources above a certain threshold. In particular from an environmental perspective, the Act specifies the need for a public hazard assessment to determine conservatively the risks to members of the public.

An approved EMP certifies that all the legislative requirements at the date when a prospecting or mining right is granted, have been met or adequately provided for, and ongoing compliance will be monitored in terms of the approved EMP.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Annual contributions are made to an environmental trust fund, which provides for the estimated costs of pollution control and rehabilitation. The South African Revenue Service approves such annual contributions to the trust fund and requires that the annual contributions be estimated on the basis of the remaining liability over the expected remaining life of the operation. Additional bank guarantees may be required at the start of operations and can be used to offset provision in the trust fund. Alternative measures such as insurance can be negotiated with the DME.

4.3 Project: Current Status

4.3.1 Mining Authorisations and Mining Leases

SRK has placed reliance on the Legal Due Diligence Report and information provided by Mr A Kearney of Uranium One that Aflease Gold has the right to mine and extract gold from the properties that constitute the Project. The nature and extent of these rights as extracted from the Legal Due Diligence Report and information provided by Aflease Gold are summarised in Table 4.1 and also shown in Figure 4.2.

Aflease Gold has advised SRK that it is not aware of any land claims that may have been registered against the Project.

Table 4.1: Modder East Project – Mining Right status

Property Name/No.	Property Area (ha)	Mineral Rights	Rights by Virtue of
Modder East Rights situated on farms: Klipfontein 70IR, Modder East 72IR, Cloverfield 75IR, Modderfontein 76IR and Welgedacht 74IR, Gauteng Region	3,989.2093	5930 unnumbered precious metal claims	Licences 2775 and 2781; Plan RMT No M112/87 together with RMT No M1/2001; and Deed of Transfer 29/2002 (1),(2),(3),(4)
Mining Authorisation			Mining Licence ML 15/2004 valid to 29/04/2009 (1)
UC Prospect (Tribute) Rights situated on farms: Gedult 123IR, Gauteng Region	*Included in Modder East*	895 unnumbered precious metal claims	Licence 2737; Plan RMT No M25/82 together with RMT No M1/2001, and Deed of Transfer 29/2002 (1),(2),(4),(5)
Mining Authorisation			Mining Licence ML 15/2004 valid to 29/04/09 (1)
Total rights area	**3,989.2093**		

(1) A survey plan forms part of the various licences, deed of transfer or mining licence/authorisation.
(2) The Rights are subject to Mortgage Bond 8/2003 in favour of Nedbank for R75million (US$11.4million). The bond is held collectively over the Modder East, UC Prospect and Turnbridge Rights.
(3) Aflease advised that to the best of its knowledge, the State is not the common law mineral rights holder and accordingly the State royalty is not payable (section 47(1) of the Act).
(4) Aflease advised that there are no surface right permits granted over the Modder East Rights that may affect Aflease's right to mine.
(5) Grootvlei Proprietary Mines Limited had the right to mine for a period of 21 months from 27 January 2004 a specific section ("Grootvlei contract area") of the UC Prospect Tribute area.

Mining Right: Aflease Gold is able to mine on the Modder East and UC Prospect properties in terms of the existing mining licence ML15/2004, which is valid until 29 April 2009 (see Figure 4.2). Aflease Gold has advised SRK that it is compiling the application for a new order mining right in terms of the MPRDA and will submit this prior to expiry of the mining licence. Once accepted by the Regional Manager of the DME, Aflease will have 180 days to conduct an Environmental Impact Assessment ("EIA") and compile an environmental management plan ("EMP"). The mining right comes into effect on the date the EMP is approved in terms of Section 39(4) of the MPRDA. The mining right, when granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

Surface Rights: SRK understands that Aflease Gold through its wholly owned subsidiary New Kleinfontein Gold Claims (Pty) Ltd ("NKGC"), as the holder of precious claims, is allowed to utilise the surface of the property for all activities necessary to prospect and mine for the precious metals in and on the property. Nevertheless, Aflease Gold informed SRK that it signed an agreement with the Ekhurleni Council at the end of March 2006 to lease 433.7918ha of Cloverfield RE 75IR needed for infrastructure and operations for a period of 9 years and 11 months, which can be renewed for the same period.

Royalty: Aflease will be liable to pay royalties to the State if the Royalty Bill is promulgated in its present form. The draft Bill had proposed a royalty of 3% of the revenue derived from gold sales. SRK has incorporated this into the financial model ("FM") used to evaluate the Project from 1 May 2009. There are no other royalties payable.

Existing environmental liabilities: There are historical environmental liabilities associated with Aflease's operations within its licence area. Aflease has an environmental rehabilitation fund which has been set up to address identified liabilities. Any shortfalls in the fund relative to the liabilities would be provided for from operating cashflows from the Modder East project. A more detailed discussion on this is presented in Section 19.4.

Permits required: Aflease Gold has an approved EMPR in terms of Section 39(1) of the previous Minerals Act. Now that the Modder East feasibility study has been completed, Aflease Gold is busy compiling an amendment to the EMPR for submission to the DME. SRK understands that Aflease Gold is operating under a temporary water use licence ("WUL"), which is valid to 22 August 2006, and that Aflease Gold plans to submit its application for a permanent WUL before this date. Existing budget provisions for this work are considered adequate.

4.3.2 UC Prospect Area and Tribute Mining Arrangement

Aflease Gold's wholly-owned subsidiary, NKGC, owns the mineral rights to the area known as UC Prospect ("UCP"). This area is adjacent to Modder East to the southwest. Grootvlei Mines (Pty) Ltd ("Grootvlei") has a mining authorisation over UCP and has historically mined the UCP area under tribute from NKGC. On 13 February 2004, NKGC and Grootvlei entered into an agreement in terms of which, *inter alia*:

- the tribute arrangement was terminated;
- NKGC granted Grootvlei approval in terms of the MPRDA to complete the mining of a certain pre-developed area in UCP. Grootvlei was allowed to mine approximately 117,000 tonnes of Black Reef gold bearing ore in terms of the agreement;
- Upon completion of the mining of the agreed pre-developed area within UCP, Grootvlei would abandon all mining activities in the UCP area; and
- Grootvlei would abandon its mining authorisation over the UCP area and support any application by NKGC in terms of its application for a mining authorisation over UCP.

Aflease Gold advised SRK that Grootvlei had completed the mining of the 117,000 tonnes of Black Reef gold-bearing ore by late 2005 and is busy with vamping operations in the mined area.

4.3.3 Sufficiency of Rights

With the exception of the EMP Amendment and the WUL, SRK is satisfied that Aflease has all the permits necessary to conduct mining operations at the Project. Aflease Gold has an approved EMPR and a mining licence that is valid until 29 April 2009.

Aflease Gold plans to construct the processing plant, tailings dam and waste disposal site on ground previously disturbed by mining. Aflease Gold holds surface rights to this area that are sufficient to accommodate the envisaged operations.


NATIONAL ETOSHA GAME RESERVE
Otjivasandu
Kamanjab
Etendeka Project
15 0 15km
SCALE
ANGOLA
ZAMBIA
ZIMBABAWE
NAMIBIA
BOTSWANA
SOUTH AFRICA
Holfontein Project
Modder East Project
New Kleinfontein/
Turnbridge Project
Spaarwater Project
Ventersburg Project
20 0 20 km
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
Locality Plan of Gold Assets

FIGURE
4.1


LEGEND
Boundary of Modder East Section
Boundary of UC Prospect
LoM Mining Footprint on Black Reef
Proposed Site of Mine Infrastructure
Built up Areas
Railway Lines
Mined under Grootvlei Tribute
ML 15/2004
ML 25/2002
Holfontein prospecting right protocol 139
Benoni
New Kleinfontein Section
Turnbridge Section
Daveyton
Slimes Dam
Slimes Dam
Bakerton
Geduld
Grootvlei Proprietary Mines
2
0
2km
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
Locality and Mineral Holdings at Modder East, New Kleinfontein, UC Prospect and Holfontein Projects

FIGURE 4.2

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Modder East and UC Prospect are contiguous properties located in the East Rand area, east of the City of Johannesburg.

5.1 Accessibility

See the SRK October 2005 ITR.

5.2 Climate

See the SRK October 2005 ITR.

5.3 Local Resources

See the SRK October 2005 ITR.

5.4 Infrastructure

See the SRK October 2005 ITR.

An established power network exists in the area and the Study assumed a 22kV supply would be available from Eskom within 2km of the site. An installed electrical capacity of 35MVA is planned.

5.5 Physiography

The topography consists of subdued landscape with gentle rolling undulations in the surface (Figure 5.1). The area is extensively cultivated, predominantly for maize farming.



Figure 5.1: Typical farming landscape on Modder East Project from drilling station DD47 Top - view looking northeast; Bottom - view looking southwest.

6 HISTORY

6.1 Brief History of Aflease Gold

Aflease Gold, a public company listed on the JSE, was formed in January 2006 following the merger of certain assets of Aflease and those of SNGM. Aflease Gold (formerly The Afrikander Lease Limited) was incorporated in 1921 for the purpose of conducting gold mining operations in the Rietkuil goldfields near Klerksdorp, west of Johannesburg. Anglo American Corporation held a majority equity interest in the company until divestment to minority shareholders in 1998.

In 1984, SNGM was incorporated as a company and acquired the Sub Nigel Gold Mine from Gold Fields of South Africa in the vicinity of Nigel, southeast of Johannesburg. SNGM operated the Sub Nigel mine from 1987 for five years before it was placed in care and maintenance in 1992.

During the second quarter of 2003, Aflease completed the acquisition of 100% of New Kleinfontein Gold Mining Company (including the Modder East, UC Prospect, New Kleinfontein and Turnbridge Projects, and New Kleinfontein Gold Claims (Pty) Ltd).

A brief history of the company development of Aflease Gold is shown in Table 6.1.

Table 6.1: Aflease Gold – Brief History

Date	Event
December 1921	Aflease incorporated as a company in South Africa
April 1957	The Afrikander Leases Ltd lists on the JSE
1984	Sub Nigel Gold Mining Company incorporated as a company and lists on the JSE
February 2003	The Afrikander Lease Limited acquires 100% of New Kleinfontein Gold Mining Company (Pty) Ltd
February 2005	The Afrikander Lease Limited changed its name to Aflease Gold & Uranium Resources Ltd
January 2006	Certain assets of Aflease and those of SNGM merged to form Aflease Gold.
June 2006	Aflease Gold announces details of BEE transaction for approval by Aflease Gold shareholders.

6.2 History of Mining in the Project Area

Gold was discovered in the East Rand area in the late 1800's and mining operations have continued there for over 110 years.

The Project is the amalgamation of the old Modder East Mine and a portion of the old Modder "B" mining title area which was initially registered in 1908 and ceased production in 1956. The Modder East Mine was incorporated in July 1917 and production began in 1920. By 1933, the milling rate reached 1 million tonnes per year, with mining occurring principally from the Main Reef. In 1962 the mine was closed and most of the surface infrastructure was partly reclaimed.

During the 1980s, a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines, a reorganised subsidiary of Modder "B" Gold Holding Ltd.

The UC Prospect property, which is contiguous with the southern boundary of Modder East (Figure 4.2), was initially registered in the name of Union Corporation (Prospecting) South Africa which was subsequently amalgamated into Gencor South Africa Limited ("Gencor"). This property was successively held by Grootvlei Proprietary Mines Ltd, Harmony Gold Mines and Petmin before being transferred to New Kleinfontein Gold Mining Co.

The Holfontein project area is contiguous with and due east of the Project (Figure 4.2 and Figure 6.1). The Holfontein (TCL) Gold Mining Company Ltd, a subsidiary of the Transvaal Consolidated Lands & Exploration Company Ltd, was started on the farm Holfontein No. 1, situated directly to the north of Welgedacht and east of the Project. It is unclear when the Holfontein gold mine started, but a share

issued on 26 January 1937 gives some indication of its vintage. A shaft was sunk in the southeastern sector of the farm and a small amount of development was carried out on the Nigel Reef. The results were not encouraging, as Holfontein was shown to lie at the northern end of a barren zone which stretches southwards to the eastern part of Marievale (Figure 6.1). A number of boreholes were drilled, but showed poor results.

The Welgedacht mine immediately to the south of Holfontein operated between 1948 and 1956, producing 12,699kg (0.4Moz) gold from 3.0Mt of ore at an average grade of 4.2g/t from the Nigel Reef. Reports suggest that there may have been some potential for payable ore within the Kimberley Reefs in the western part of the Welgedacht property.

6.3 Historical Resource Statements

There are a number of historical resource estimates for the Project that have appeared in the public domain during the past three years, as shown in Tables 6.2, 6.3 and 6.4. The resource estimates in Tables 6.3 and 6.4 were audited and signed-off by SRK and were classified according to the SAMREC Code.

Table 6.2: Modder East Project – Mineral Resource Statement at 16 May 2003 (Camden-Smith, 2003)

MINERAL RESOURCES	Tonnage (kt)	Au Grade (g/t)	Contained Gold (koz)
Measured			
Black Reef	1,340	7.7	331
Total Measured Resources	**1,340**	**7.7**	**331**
Inferred			
Black Reef	1,400	7.0	315
Total Inferred	**1,400**	**7.0**	**315**

Table 6.3: Modder East Project –Audited Mineral Resource Statement at 1 January 2004 (Waldeck and Harley, 2004)

MINERAL RESOURCES	Tonnage (kt)	Au Grade (g/t)	Contained Gold (koz)
Indicated			
Black Reef	4,611	6.5	964
Total Indicated Resources	**4,611**	**6.5**	**964**
Inferred			
Black Reef			
Total Inferred			

Table 6.4: Modder East Project –Audited Mineral Resource Statement at 1 July 2005 (Waldeck and Harley, 2005; Waldeck, Harley and Couture, 2005)

MINERAL RESOURCES	Tonnage (kt)	Cut-off Grade (cmg/t)	Au Grade (g/t)	Contained Gold (koz)
Indicated				
Black Reef (BPLZ)	3,556	57	9.5	1,080
Blanket Facies Reef	3,573	60	0.4	47
Channel Facies Reef	9,885	307	1.7	537
Kimberley UK9a Reef				
Total Indicated Resources	**17,014**	**203**	**3.0**	**1,665**
Inferred				
Black Reef (BPLZ)				
Blanket Facies Reef				
Channel Facies Reef				
Kimberley UK9a Reef	4,922	100	5.2	829
Total Inferred	**4,922**	**100**	**5.2**	**829**

There are no other public domain historical Mineral Resource statements that SRK considers to be relevant to the present ITR. Those estimates that may have been undertaken predate the existing Mineral Resource reporting codes.

6.4 Historical Production

From information provided by Aflease Gold, it appears that the only Black Reef ore mined within the Project area is the 117,000 tonnes mined by Grootvlei in terms of the Tribute Agreement up to October 2005.

No detailed production statistics or records of underground work on the old Modder East Mine can be located. With some 40 years of mining and a milling rate reaching 1 million tonnes per year in 1933, some 30 to 40 million tonnes of gold-bearing ore principally from the Main Reef could have been mined within the Project area (see Figure 6.1).


HOLFONTEIN
VAN RYN
NEW MODDER
MODDER B
MODDER EAST
WELGEDACHT
VAN RYN DEEP
MODDER DEEP
GDVT. GM AREAS
GEDULD
EAST GEDULD
NEW KLEINFONTEIN
BRAKPAN
NEW STATE AREAS
GROOTVLEI
VAN DYK
SPRINGS
EAST DAGGAFONTEIN
DAGGAFONTEIN
WITHOK No.7
VLAKFONTEIN
VOGELSTRUISBULT
MARIEVALE
THE SUB NIGEL
WEST VLAKFONTEIN
SPAARWATER
NIGEL
WEST SPAARWATER
WITWATERSRAND NIGEL
NEW KLEINFONTEIN AND SUB NIGEL PAYSHOOT
X - 2 890 000
X - 2 900 000
X - 2 910 000
X - 2 920 000
X - 2 930 000
X - 2 940 000
X - 60 000
X - 50 000
LEGEND
Low payable zone
Outcrop/Suboutcrop of Nigel Reef
Modder East Project
New Kleinfontein/ Turnbridge Project
10
0
10km
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
East Rand Basin
Extent of Stoping on the Nigel Reef

FIGURE 6.1

7 GEOLOGICAL SETTING

7.1 Regional Setting - Witwatersrand Basin and Black Reef Quartzite

Gold mineralisation within the Witwatersrand Supergroup is restricted to narrow (0.1m-2m thick), laterally extensive (500m-15,000m) quartz-pebble conglomerate units developed within the predominantly sedimentary fill that has accumulated within the Archaean basin. The greatest concentration of gold is located within the upper stratigraphic division of the Witwatersrand basin, namely the Central Rand Group. Lesser gold mineralisation has been identified within the lower West Rand Group. In addition, gold mineralisation has also been identified and extracted from the younger Black Reef, that unconformably overlies the Witwatersrand Supergroup.

The Witwatersrand Supergroup is comprised of a 6km thick succession of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and argillaceous sedimentary rocks of the underlying West Rand Group. The Witwatersrand basin within which these sedimentary rocks are preserved extends laterally for some 300km east-northeast and 150km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin though locally this may vary. The sediments crop out south of Johannesburg but further to the west, south and east are overlain by up to 4km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Supergroup is considered to be in the order of 2,700 to 3,100 million years old (see Figure 7.1 for the simplified geology of the Witwatersrand basin). Orebodies exploited within the basin consist predominantly of narrow (0.1-2m thick) quartz-pebble conglomerate units that frequently display significant lateral continuity within local gold mining districts.

The Witwatersrand Supergroup is overlain by the Ventersdorp Supergroup, a sequence of rift-related lavas that were extruded in immediate post-Witwatersrand times. The Ventersdorp Supergroup is, in turn, overlain by the Transvaal Supergroup, a sedimentary sequence that is dominated by dolomites within the lower stratigraphic succession, and shales and sandstones in the upper elevations. The Black Reef Quartzite Formation lies at the base of the Transvaal Supergroup and consists of an up to 20m thick succession of alternating quartzite and shale; a quartz-pebble conglomerate unit, termed the Black Reef, may be present at the base of this formation. The Black Reef Quartzite Formation is developed above a major unconformity surface, which transgresses the underlying Ventersdorp and Witwatersrand stratigraphy.

7.2 Project Geology

The Project is located in the East Rand Basin, which lies in the northeastern quadrant of the Witwatersrand Basin. The geological structure of the basin is relatively simple, and has a much smaller impact on mining operations than in other areas of the Witwatersrand Basin.

Basement rocks in the East Rand Basin are comprised of Archaean granitoids and schists and these are unconformably overlain by the Witwatersrand Supergroup. Most gold mineralisation within the East Rand is hosted in relatively thin conglomerate beds or reefs in the uppermost portions of the Central Rand Group, principally within the Main Reef located at the base of the Central Rand Group. Locally, the Main Reef has also been referred to as the Nigel Reef.

The Main Reef is a laterally extensive, quartz-pebble conglomerate, which is present in up to three separate conglomerate bands, each up to a 1m in thickness, separated by narrow quartzite partings. In general, however, the Main Reef consists of a clast-supported conglomerate unit ranging between 20cm and 1.2m in thickness. Gold mineralisation is also found in the Black Reef quartzites at the base of the Transvaal Supergroup.

7.3 Stratigraphy

The major economic horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs, and the Main Reef. The Kimberley Reefs consist of a number of discrete quartz-pebble conglomerate units preserved within the upper parts of the Central Rand Group. Kimberley reefs which have been exploited include the UK3, UK9a or May Reef, UK9b, UK9c, MK2, and MK1. The Black Reef at the base of the overlying Transvaal Supergroup is significantly younger than the reefs in the Central Rand Group. The general stratigraphy of the East Rand basin is shown in Figure 7.2.

7.4 Structural Geology

The East Rand Basin is separated from the Central Rand by an anticline, known as the 'Boksburg Gap'. East of Boksburg, north-northwest-south-southeast trending synclines and anticlines are developed within the Witwatersrand stratigraphy. These structures have played an important role in the depositional history and distribution of the gold bearing conglomerates in the area. The Vogels fault is a significant left lateral strike-slip fault with a horizontal displacement of approximately 1,000m. Payshoots within displaced Witwatersrand gold-bearing reef units can be traced across the fault. In comparison to other portions of the Witwatersrand basin, the East Rand basin has had a relatively simple structural history. The Johannesburg Subgroup in the East Rand comprises predominantly quartz arenite and conglomerates, which occur at the base and the top of sedimentary successions. The Main Reef occurs at the interface of the Central Rand Group and the lower West Rand Group. Overlying the Johannesburg Subgroup is the Turffontein Subgroup. The most significant economic unit in this package is the UK9a Reef, which occurs in the upper, coarser part of the succession.

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large scale faulting in the exploration area. A fault with a 10m downthrow to the east has been interpreted from drilling. The fault trends northwest-southeast, following the regional fault pattern. A number of northwest trending Pilanesburg age dykes intrude along the regional faults. The footprint of the Black Reef target and drillholes are shown in Figure 7.3.

The boundaries of the resource defined for the Black Reef at the Project follow a palaeo-"shoreline" to the north, northeast and northwest. North of the interpreted shoreline feature, the Black Reef is absent and barren quartzite of the Black Reef Quartzite formation sits unconformably on Witwatersrand stratigraphy. Gold grades decrease to the south and east away from the arcuate shoreline feature and resources are delineated on the basis of a cut-off applied. The resource delimited on Modder East is a direct extension of the Black Reef that is currently being mined by Petrex (Pty) Limited ("Petrex") at the Grootvlei mine to the southwest of the Project and which was previously mined by Petrex within the southern part of the UC Prospect. Drilling has indicated the presence of Black Reef Channel Facies targets in the northern and central part of the Project area.


New Kleinfontein / Turnbridge Prospect
Modder East Exploration Area
Vreysrus dome
Johannesburg
Carletonville
CENTRAL RAND GOLDFIELD
EAST RAND GOLDFIELD
Westerdam dome
Ventersdorp dome
Hartebeesfontein dome
FAR WEST RAND GOLDFIELD
WEST RAND GOLDFIELD
Heidelberg
Devon dome
Bethal
EVANDER GOLDFIELD
Vereeniging
Potchefstroom
Spaarwater Project
Vredefort dome
Vredefort
KLERKSDORP GOLDFIELD
Bothaville
Kroonstad
FREESTATE GOLDFIELD
Welkom
Ventersburg Project
LEGEND
Younger cover sequences
Exposed Central Rand Group
Covered Central Rand Group
Exposed West Rand Group
Covered West Rand Group
Dominion Group
Exposed granitoid basement
Major faults
Gold fields
Mining Assets
ZIMBABWE
MOZAMBIQUE
BOTSWANA
NAMIBIA
Limpopo
Mpumalanga
North West
Gauteng
Free State
KwaZulu Natal
Lesotho
Northern Cape
SOUTH AFRICA
Eastern Cape
Western Cape
50
0
50km
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
Generalised Geology of the Witwatersrand Basin

FIGURE 7.1



BUCKSHOT PYRITE
LEADER ZONE
BLANKET FACIES
CHANNEL FACIES
METRES
KLERKSDORP
EAST RAND
Ventersdorp Supergroup
Klipriviersberg Group
Subgroup
Formation or synthem
Placers
Witwatersrand Supergroup
Central Rand Group
West Rand Group
Dominion Group
Turffontein
Johannesburg
Jeppestown
Government
Hospital Hill
Ventersdorp
Mondeor
Klerksdorp
Gold Estates
Crystalkop
Strathmore
Stilfontein
Commonage
Roodepoort
Crown
Babrosco
Rietkuil
Elandslaagte
Palmietfontein
Welgegund
Bonanza
Roodepoort
Goedgevonden
Orange Grove
Syferfontein Porphyry
Renosterspruit Andesite
Renosterspruit Quartzite
Archaean Granite
VCR
EB-5
Bastard
Dennys
'C'
Zandpan
Vaal Reef
Livingstone
Commonage
Ada May
Veldschoen
Buffelsdoorn
Government
Rives
Coronation
Promise
Bonanza
Dominion
Malmani Dolomite
Black Reef Quartzite
Black
Elsburg
Kimberley
Booysens
Krugersdorp
Bird
Randfontein
Main Leader
Roodepoort
Crown
Florida
Government
Promise (not fully Exposed)
Brixton
Parktown
Orange Grove
UK 9A
BLACK REEF
KIMBERLEY REEFS
MAIN REEF

SRK Consulting
Engineers and Scientists

AFLEASE GOLD

Simplified Witwatersrand Stratigraphy showing the Central Rand Group of the Witwatersrand Supergroup and Black Reef Quartzite of the Transvaal Supergroup

FIGURE 7.2


Blanket Facies
BPLZ
Channel Facies
UK9A
200
0
200m
SCALE
Modder East - South North Section
BPLZ
Channel Facies
Blanket Facies
UK9A
250
0
250m
SCALE
Modder East - West East Section
NS Section
EW Section
LEGEND
BPLZ Footprint
Mined out under tribute
Boreholes drilled in 2005
500
0
500m
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
Modder East Project
BPLZ Footprint, Borehole Positions and NS/EW Projection Sections

FIGURE 7.3

8 DEPOSIT TYPES

In common with other parts of the Witwatersrand basin, the stratigraphic succession developed within the East Rand basin is characterised by the presence of well defined sedimentological units and unconformity boundaries. Auriferous quartz-pebble conglomerate units are often found associated with these surfaces.

Orebodies exploited within the Witwatersrand basin consist predominantly of narrow (0.1-2m thick) quartz-pebble conglomerate units that frequently display significant lateral continuity within local gold mining districts.

The principal target at the Project is the Black Reef. The Black Reef in the area dips relatively shallowly to the south at up to 4° and unconformably overlies Witwatersrand sedimentary rocks which dip at around 12° to the south. Three distinct facies have been noted in the Black Reef at the Project. The basal Channel Facies occurs in incised channels cut into the underlying Witwatersrand Supergroup rocks, and is thought by some geologists to have derived most of its gold content from reworking of eroded Kimberley and Main Reef conglomerates. The channels tend to be narrow, with steep channel edges, and can be locally very deep. The channels are frequently developed on older dykes, faults or more easily weathered formations and contain exceptionally high grade mineralisation in places. The Blanket Facies, a largely barren, gritty quartzite unit, overlies the Channel Facies, or lies directly on Witwatersrand sediments where the Channel Facies is not developed. The Buckshot Pyrite Leader Zone facies ("BPLZ") occurs above the Blanket Facies, and consists of well-packed, generally porous buckshot pyrite, interlaminated with clean quartzite and occasional graphite stringers. The Black Reef is overlain by the Malmani Subgroup which consists predominantly of dolomite. Figure 7.3 displays north-south and east-west sections though the Project.

The Main Reef has historically been the most extensively exploited reef in the East Rand basin. The conglomerate is typically well sorted, and comprised mainly vein quartz pebbles with abundant pyrite within the conglomerate matrix.

Adjacent to Modder East, the UK9a is being developed within the Grootvlei Gold Mine, approximately 700m below surface. The UK9a has a dip of 6° to 12° with the mineralisation being restricted to sedimentary channel features preserved within Witwatersrand rocks. The channels range from several tens of metres to hundreds of metres in width. On Modder East, the UK9a Reef has been drilled and evaluated between 290m and 530m below surface. It is possible that future close-spaced drilling from UK9a stopes may result in the delineation of similar channels on other Kimberley Reef horizons. The UK9c Reef, for example, is 15m to 20m below the UK9a Reef and is a robust, large-pebbled conglomerate band approximately 1.0m thick. The UK9b Reef contains low gold values, but the UK9c Reef has been stoped in scattered areas throughout the Project area. The proximity to the Black Reef will reduce the cost of accessing the Kimberley Reefs. The UK9c unit could be economic where it is in contact with the underlying MK1 Reef. The MK1 Reef normally lies 5m to 10m below the UK9. It is usually poorly developed, but higher gold grades exist in conglomerates and in heavy mineral stringers. These conditions exist in places in the Project area, but the mineralisation is erratically developed making prediction of payable areas difficult.

9 MINERALISATION

A number of auriferous conglomerates have been mined in the area. The major units mined are from youngest to oldest – the Black Reef, Kimberley Reefs (UK3, UK9a, UK9b, UK9c, MK2 MK1) and the Main Reef.

The distribution of mineralisation within the Black Reef is considered to be controlled by sedimentological processes with the average grade of the Black Reef Leader Pyrite Zone systematically decreasing towards the southeast away from the "shoreline" feature. The known behaviour of the trend contributed significantly to the distribution of drillholes in the Modder East Project area. Gold mineralisation in the BPLZ is hosted within the Buckshot layers, either in the pyritic buckshots themselves or in the matrix.

Gold mineralisation in the Blanket Facies is erratic, with no clear consistently mineralised horizons. The economic potential of this facies is limited due to the erratic nature of the gold distribution and the low grades returned from samples taken in this horizon.

Black Reef channels carry highly erratic gold mineralisation in deposits of varying width, depth and extent. The gold mineralisation is nuggety, and locally concentrated within small-scale sedimentary features preserved within incised channels.

The Main Reef has well defined pay shoots oriented roughly north-west to south-east and these features are interpreted to be a result of channelised flow within an alluvial depositional environment associated with a braided fan system. The channel thickness varies from a single pebble layer to up to three metres. The conglomerate is typically well sorted, and comprises mainly vein quartz pebbles. The New Kleinfontein project area is located in the proximal portion of the major pay shoot (Figure 6.1), while the Turnbridge area straddles the margin of the pay shoot, and extends further south into a more distal environment.

In the adjoining Grootvlei property, gold mineralisation within the UK9a is restricted to sedimentary channel features preserved within the mineralised environment.

10 EXPLORATION

Exploration work relevant for the present ITR includes work carried out since 1993 on the Modder East and adjacent UC Prospect properties by Gencor and subsequently by New Kleinfontein Gold Mining Company ("NKGM") and Aflease Gold. Prior to that period, extensive exploration work and mining have been carried out in the area, primarily focussing on the Main Reef and Kimberley Reef horizons.

Exploration work relevant to the ITR includes work carried out since 1993 on the Modder East and adjacent UC Prospect properties by Gencor and subsequently by New Kleinfontein Gold Mining Company ("NKGM") and Aflease Gold. Prior to that period, extensive exploration work and mining was carried out in the area, primarily focussing on the Main Reef and Kimberley Reef horizons.

Exploration work on the Project included a review of available historical records, surface diamond drilling and geological modelling. The work undertaken at the Project on behalf of Aflease Gold was carried out by an independent geoscience contractor, Camden Geoserve CC ("Camden Geoserve"). The principal of Camden Geoserve, Mr Peter Camden-Smith has been responsible for the management and execution of the recent exploration drilling program carried out on the property. The responsibilities of Camden Geoserve included logging, sampling, submission of samples to the analytical facility and the database management for the storage of the sample data.

During the second quarter of 2003, exploration drilling at the Project yielded encouraging results. In light of these results, all exploration efforts were focussed on the Modder East and adjoining UC Prospect properties. In December 2003 an initial resource model was reviewed by SRK and engineering design studies were initiated.

In September 2004, Aflease Gold resumed drilling at Modder East in order to infill and expand the previously delineated gold mineralisation in the Black Reef. By December 2004 seven additional boreholes (DD22-DD28) had been completed and drilling continued throughout 2005. At the time SRK visited the project on 14 July 2005, two drill rigs were active, drilling boreholes DD47 and DD48. By December 2005, boreholes DD49 to DD52 had been completed and these drillhole results were included in the resource estimate.

Potential exists for an extension of the orebody to the southeast of the currently defined resource envelope. Higher grades to the south could lead to an extension of the orebody in that direction. Additionally, previous drilling has indicated the presence of Black Reef Channel Facies targets in the northern and central part of the mine area.

Adjacent to Modder East, the UK9a is being developed within the Grootvlei Gold Mine, approximately 700m below surface. The UK9a has a dip of 6° to 12° with the mineralisation being restricted to sedimentary channel features preserved within Witwatersrand rocks. The channels range from several tens of metres to hundreds of metres in width. On Modder East, the UK9a Reef has been drilled and evaluated between 290m and 530m below surface. It is possible that future close-spaced drilling from UK9a stopes may result in the delineation of similar channels on other Kimberley reef horizons. The UK9c Reef, for example, is 15m to 20m below the UK9a Reef and is a robust, large-pebbled conglomerate band approximately 1.0m thick. The UK9b Reef contains low gold values, but the UK9c Reef has been stoped in scattered areas throughout the Project area. The proximity to the Black Reef will reduce the cost of accessing the Kimberley Reefs. The UK9c unit could be economic where it is in contact with the underlying MK1 Reef. The MK1 Reef normally lies 5m to 10m below the UK9. It is usually poorly developed, but higher gold grades exist in conglomerates and in heavy mineral stringers. These conditions exist in places in the Project area, but the mineralisation is erratically developed making prediction of payable areas difficult.

The Main Reef has been the most important gold producer in the East Rand Gold Field. It is proposed

that should future Main Reef mining be deemed economic at Modder East, underground access could be possible from the refurbishment of a number of existing adits and shafts

A development schedule plan from the previous owners exists and is currently being evaluated. It is proposed that in 2006 the Main Reef Mineral Resources of the Modder East property will be tabulated and included in the resource inventory. The present resource declaration includes no Main Reef Mineral Resources. As part of the routine on-mine exploration, 25 diamond drill holes have been planned for the forthcoming year. Including deflection drilling it represents 7,625m of drilling. A supplementary programme totalling some 11,850m of diamond drilling has been designed to explore the potential eastern extension of the BPLZ and UK9a Reefs.

Aflease Gold advised SRK that it is busy drilling for the UK9a Reefs from the underground workings within the Grootvlei Tribute area.

11 DRILLING

At the time this report was prepared, a total of 69 core boreholes had been drilled on the Modder East and UC Prospect properties by Gencor (14 holes), Harmony (3 holes), NKGM (3 holes) and Aflease Gold (49 holes). A total of 343 deflections have been developed within the 52 holes completed by NKGM and Aflease Gold. Drilling is ongoing.

Although current exploration efforts have focused primarily on the Black Reef, all boreholes have been drilled through the underlying Kimberley reefs.

11.1 Historical Drilling

11.1.1 Gencor Drilling (1990's)

In 1993, Gencor (now Gold Fields Ltd) drilled 14 diamond core holes on the UC Prospect and the southern portion of the Modder East area to investigate the Kimberley Reefs and the Black Reef to the northeast of Grootvlei Gold Mine. Boreholes drilled by Gencor were BQ-size (36.4mm diameter core) vertical holes. Seven of the boreholes intersected the Black Reef at relatively shallow depths (200-250m below surface) with gold grades varying between 1.4 and 31.2g/t gold over widths varying between 20 to 60cm. Several holes also intersected gold mineralisation in the underlying UK9a Reef of the Kimberley group.

Detailed drilling procedures used by Gencor in 1993 were not available for review. SRK is of the opinion that the Gencor drillhole data are reliable. Gencor was a large mining company active in South Africa prior to its merger with Gold Fields in the late 1990's. SRK has previously worked with Gencor data and has found the quality of work and analyses to be high. The sampling information from the Gencor drillholes was available as composite data over geologically identified reef widths, whilst the subsequent New Kleinfontein and Aflease sampling data are documented as individual samples taken across the geologically defined reef units. Despite these differences, the geology of the reef units is considered to be sufficiently distinctive to be confident that the Gencor drillholes were sampled in a manner that does not differ significantly from that employed during the subsequent Aflease drilling.

Old Gencor maps show that several other boreholes were drilled in the area before the Gencor period. Unfortunately, the original drilling records have been lost and are not available. This includes three boreholes drilled near the boundary between Modder East and UC Prospect by Harmony Gold Mine in 1994 and which apparently did not intersect the Black Reef at the anticipated stratigraphic level.

11.1.2 NKGM/Aflease Drilling (2000 to 2004)

In 2001, NKGM drilled three boreholes (DD1-DD3) with two deflections each to verify the Gencor results and to investigate the Black Reef and underlying Kimberley Reefs. The three boreholes returned similar grades over similar thicknesses and confirmed the potential of the Black Reef as an attractive shallow exploration target. A further 18 core holes (DD4-DD21) were drilled in 2002-2003 to investigate the lateral continuity of the Black Reef away from the previous drilling. This drilling confirmed the lateral continuity of the Black Reef, with several boreholes returning gold accumulations in excess of 1,500cmg/t gold.

Boreholes drilled by NKGM and Aflease Gold are drilled using wireline BQ-size core barrels. Deflections were developed from the mother holes using narrow-walled TBW core barrels in order to extract a slightly larger sample. Generally, three deflections were drilled when the mother hole intersected the Black and Kimberley Reefs. All diamond holes were drilled vertically from surface.

Drilling was conducted under the supervision of appropriately qualified geologists and followed strict field and environmental procedures to ensure safe drilling and proper management of all drilling

wastes. Drilling sites were photographed before, during and after drilling. Much of the drilling was carried out under the auspices of an independent geoscience contractor, Camden Geoserve. All borehole core analyses were carried out at Anglo American Research Laboratories ("AARL"), an accredited institution. SRK reviewed the drillhole management and other procedures whilst the project was run by NKGM and again recently. In SRK's opinion, the NKGM data are equivalent to the subsequent Aflease Gold data by virtue of the continuity of personnel and procedures.

After the completion of the mother hole and each deflection drilled by Aflease Gold, the downhole deviation is determined using a Reflex "multishot" downhole survey instrument taking readings at approximately 10 metre intervals. Each borehole collar is initially positioned using a handheld GPS unit and on completion of drilling all borehole collars are surveyed by an appropriately qualified land surveyor using differential GPS positioning equipment. This provides collar survey data to an accuracy of less than one centimetre. Upon the completion of drilling, each borehole is plugged with cement above the deflections and the borehole collar is capped with cement and labelled with a metal engraved flag. The sites have been thoroughly cleaned to remove evidence of drilling.

In all drill holes, sedimentological logging identifies the inclination of the mineralisation relative to the drill hole axis and the true mineralisation width is derived from the sampled width via a trigonometric correction. The dip of the mineralisation is shallow, meaning that the correction from sampled width to true width is small (less than 5%).

All drillholes are logged and the inclination of the mineralisation relative to the drillhole axis determined. The true width of the mineralisation width is derived from the sampled width via a trigonometric correction. Given that the dip of the mineralisation is shallow, the correction from sampled width to true width is small (less than 5%).

The drilling pattern has been established based on the interpreted geometry of the Black Reef palaeo-surface. Drilling was initially conducted at a spacing of between 500 and 800 metres. Subsequent infill drilling was carried out at approximately 200 metre spacing. Given the experience gained by Petrex whilst mining the Black Reef in the southern UC Prospect area, this pattern is considered sufficient to interpret the lateral continuity of the gold-bearing conglomerate units.

11.2 Aflease Gold Drilling - 2005

The standard drilling procedure used by Aflease Gold for the Project is to use diamond core drilling techniques, and for the "mother hole" to be drilled into the BPLZ and the underlying Kimberley Reefs. The core size used is BQ. The drilling of two deflections is standard on the BPLZ and if the UK9a is identified within the mother hole, two deflections are also developed on the UK9a. The deflections are drilled using TBW core barrels. A down hole multishot borehole survey is then carried out at 10 metre intervals giving data on both the mother hole and the drillhole deflections. The drill collar is initially laid out using hand-held GPS instrumentation. On finalisation of drilling, the collar is surveyed by a registered surveyor on contract to Aflease Gold, using differential GPS equipment.

These methods are consistent with those used by Aflease Gold during previous drilling programmes.

12 SAMPLING METHOD AND APPROACH

In testing the auriferous conglomerates, the surface drilling sampling approach is to drill as closely as possible to a right angle to the targeted reefs and obtain several intercepts of each reef by drilling subsequent deflections from each hole. This is a standard sampling approach for surface drilling in the Witwatersrand basin area.

Core recovered from drilling is carefully placed in metal trays and logged in the field; cores have been stored adjacent to the drill rig during this procedure. Once the mineralised stratigraphy has been visually identified, the core has been marked by an appropriately qualified geologist for splitting and sampling and immediately taken to the Petrex core yard where it has been split by the geologists of Camden Geoserve and immediately transported to a property supervised by Camden Geoserve. Sampling of the BPLZ includes 2cm of the hangingwall and footwall strata (including the Blanket facies of the footwall) to ensure that this unit is appropriately sampled, since it is the highest grade unit. Sampling lengths range from 10cm to 50cm, with the longest samples distributed within the Channel facies.

Assay samples are taken from half core sawed lengthwise with a diamond saw. Sampling intervals are designed to provide several individual assay samples across each reef, including adjacent barren quartzite units. Additional assay samples are taken where appropriate as determined by the geologist. Assay sample lengths honour geological boundaries and vary between 0.2 and 1.0 metres, averaging typically 25-35 centimetres in length. This is consistent with industry practice in the area.

A unique sample number is assigned to each sample. Dips of geological contacts are measured relative to the core axis and these data are recorded to enable a true sample width to be estimated for each sample. The sample is then split along its length using a diamond saw. Samples are cut from one side of the split core, with sample intervals controlled primarily by the geology. Samples are bagged using heavy-duty plastic bags that are used only once and sent to the assay laboratory.

The core recovery protocol over the sampled economic horizon must be such that the recovered core, when sampled, is 'representative' of the unit for grade evaluation. Should core losses be judged to be unacceptable, additional deflections may be drilled from the mother hole in order to recover acceptable sample material. Three representative intersections for sampling were normally required from each diamond drill hole.

Immediately after splitting of the cores, the core trays containing the mineralised intervals are transported to the offices of Camden Geoserve, which is also the residence of the geoscience contractor responsible for the management of the drill program. SRK observed core stored at this facility; the facility is walled and provides adequate security to prevent tampering with the drill core samples. The core is reviewed for consistency and recovery. Core description includes detailed information about core recovery, geology, lithology, sedimentology, mineralogy and structural features. Additional care is taken to collect subtle features such as dip of contacts within each auriferous reef. Beginning in 2005, core description also includes rock quality determination ("RQD"). The split core is photographed before sampling. Assay samples are placed in single-use plastic bags and organized in batches which are delivered to the AARL Laboratory facilities for assaying by staff of Camden Geoserve.

After sampling, the remaining half core is replaced in the core box and kept at the Camden Geoserve office until the analytical results are received. On receipt of the analytical results, any potential queries arising are addressed to the laboratory. On acceptance of analytical results, the core boxes containing the mineralised intercepts are transferred to the Spaarwater Project area for archiving.

SRK is unaware of any aspect of the sampling procedure that might materially affect the resultant grades of samples recovered from exploration. In the opinion of SRK, the sampling method and approach is appropriate for the purpose of estimating Mineral Resources.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The assay samples collected by Gencor were assayed at the Gencor Laboratories using conventional fire assay procedures; however, documentation detailing the sample preparation and assaying procedures employed in the analyses of samples from these drill holes is not available for review.

Assay samples collected since 2001 by NKMC and Aflease Gold were assayed at the Anglo American Research Laboratories ("AARL"; SANAS and ISO 17025 accreditations) located in Ormonde in south-central Johannesburg. Gold is assayed by conventional fire assay on 50g aliquots with inductively coupled plasma optical emission spectroscopy (ICP-OES) finish.

Between 2001 and early 2005 (boreholes DD-1 to DD-46), no external quality control samples were included with assay samples submitted for assaying. Alfease Gold and its predecessors relied on the internal quality control measures set up by the AARL laboratory, which included inserting sample blanks and certified reference material samples with each batch of samples and performing repeat fire assays from the same pulp.

Beginning in July 2005 on the recommendation of SRK, Aflease is implementing additional quality control measures including insertion of external core sample blanks within each reef intersection samples and submitting random pulps (with control samples) recovered from the primary laboratory to an umpire laboratory for check assaying. In addition, a random collection of approximately 10% of the previous sample pulps will be re-assayed at an umpire laboratory, with suitable standard reference materials also inserted within the sample stream.

Between February 2004 and July 2005, Aflease delivered approximately 3,000 drill core samples to AARL for gold analyses. AARL have inserted samples of two certified reference material standards within each sample batch to monitor accuracy of grades determined. A total of 134 determinations of the certified reference material SARM 54 are recorded within the AARL laboratory returns and 136 determinations of SARM 53 are recorded. In addition, 62 blank quartz samples were added within the sample stream; all of these determinations report gold grades less than 0.02g/t Au. There are some instances of aberrant values within the returns for SARM 53, but in general SRK is of the opinion that the performance of the laboratory is acceptable with respect to analytical accuracy and that there is no evidence of long-term drifts within the data.

A total of 396 replicate sample values, representing samples split from the prepared pulp are also reported within the AARL returns. SRK took all laboratory returns from February 2004 until July 2005 and created a set of quality control charts to examine the analytical quality as monitored through the AARL internal procedures (presented in the SRK October 2005 ITR). This analysis revealed that 90% of the data where the grade is above 0.4g/t show a precision (measured as an absolute relative deviation) of ± 14% or less. Low grade results close to the detection limit were excluded from the analysis. In the opinion of SRK, the sampling, preparation of samples, security of samples and analytical procedures employed are of sufficient quality for use of the results in the estimation of Mineral Resources.

14 DATA VERIFICATION

14.1.1 Verifications by Aflease Gold

Exploration work at Modder East is conducted by Camden Geoserve, an independent geological contractor, on behalf of Aflease. This same contractor was used by NKMC. Records of historical work conducted by Gencor were verified for consistency by Camden Geoserve against original drilling logs.

Drilling and sampling information are initially recorded on paper and are subsequently transferred to Microsoft Excel spreadsheets by Camden Geoserve personnel. Assay results are monitored for consistency and manually input into the electronic database. Camden Gepserve conducts routine visual verifications and electronic data are thoroughly validated. Information for each borehole is collated into hardcopy binders that are properly archived and easily available.

A subset of duplicate samples of those assayed at AARL was sent to the SANAS-accredited SGS Lakefield Laboratories for check assay in December 2003. A total of 66 duplicate assay values derived from this program were provided to SRK for analysis. The low grade samples show a good correlation, but there is a greater degree of scatter at higher grades, indicating the presence of coarse gold particles in the samples. When a significant outlier value (112g/t) is removed from the dataset, the two datasets show good agreement, with a difference of 0.1g/t in average value between them. The presence of coarse gold in the reef might introduce a high degree of scatter in the duplicate sample values, especially if the sample aliquots submitted for assay are relatively small. The presence of such extreme values suggests that an analysis of the data to determine the effect of capping certain outlier values may be merited.

SRK recommends that sets of pulp rejects be routinely analysed at an umpire laboratory to provide an independent verification of the sample grades.

14.1.2 Verifications by SRK

In 2003 staff of SRK visited the New Kleinfontein site offices where drill hole core from the Modder East property was being logged. The logging and sampling procedures were discussed and intersections of drill holes through the BPLZ of the Black Reef were examined.

Staff of SRK also visited the Project on July 15, 2005 when active drilling was taking place. SRK met with Camden Geoserve personnel to review project data and procedures taken during drilling and in the management of exploration data.

SRK inspected two active drilling sites (DD47 and DD48). Drilling is conducted under appropriate safety conditions and sound environmental management as required by drilling permits. SRK also visited an abandoned drilling site (DD40). The site was properly reclaimed and the borehole collar was capped and properly identified.

SRK reviewed with Camden Geoserve the Aflease Gold drilling, core handling, description and sampling procedures. SRK is satisfied that all procedures are conducted according to industry standard practices. SRK is of the opinion that the quality of the current exploration database for the Project is sufficient to allow reasonable interpretation of the lateral continuity of the gold-bearing reefs. SRK is satisfied that the sample security procedures are adequate - mineralised intersections are kept at the residence of the principal geoscience contractor until the assay results are obtained.

In the opinion of SRK, the sampling and assaying data acquired since 2001 is considered of sufficient quality for the purpose of resource estimation. SRK recommends additional quality assurance and quality control measures designed to improve the accountability and integrity of assay data. In particular, SRK recommends that core sample blanks are inserted within reef intersection samples and that approximately 10% of random sample pulps are submitted with control samples to an umpire laboratory for re-assaying.

15 ADJACENT PROPERTIES

The following discussion has been extracted from a "Technical Report on Mining Assets Petrex (Pty) Limited, East Rand District, South Africa" compiled by Mr W Crowl of Gustavson Associates LLC dated 22 March 2005 for Bema Gold Corporation ("Bema") and filed on SEDAR. This report provided the status of the Petrex operations and its Mineral Resources and Mineral Reserves as at 31 December 2004.

The Petrex operations are located west, south and southeast of the Project (see Figure 15.1). The facilities include several operating underground mines, several dormant open pit mines and a processing plant with all accompanying infrastructure. The properties comprise approximately 31,450ha in three large packages – Consolidated Modderfontein Mines 1979 Ltd ("Cons Modder"), Nigel Gold Mining Co (Pty) Ltd ("Nigel") and The Grootvlei Proprietary Mines Ltd ("Grootvlei").

Annual production from the Petrex operations for the period 2nd half 2001 to end 2004 from surface and underground sources is summarised in Table 15.1.

Table 15.1: Adjacent Properties – Historical Production from Petrex

Production Period	RoM ore (kt)	Mill feed gold head grade (g/t)	Gold produced (koz)
2nd Half 2001	737	2.89	68.5
2002	1,662	2.93	135.2
2003	1,844	2.74	140.5
2004	1,863	2.65	146.2

The total Measured and Indicated Mineral Resources on the Black Reef, Kimberley Reef and Main Reef (exclusive of Mineral Reserves) were estimated at 27.3Mt grading 3.8g/t Au. The total Inferred Mineral Resource was estimated at 16.3Mt grading 3.9g/t Au. Proven and Probable Mineral Reserves on the Black Reef, Kimberley Reef and Main Reef from the underground mines total 6.0Mt at an average grade of 4.4g/t Au.

The mining operations of Petrex are undertaken via eight underground shafts. By the end of 2004, operations in the four open pits had ceased and Petrex had focused its attention on the underground resources. The process plant has a capacity of 185,000tpm. Gold production for 2005 was projected to be some 173,000oz, with a metallurgical recovery of 94%.

The profitability of the Petrex operations is most sensitive to changes in the ZAR:US$ exchange rate, gold price and operating cost. At the ZAR:US$ exchange rate and gold price ruling in March 2005, the profitability of the operation would have been at risk without the currency and gold hedges Bema had in place.



N
MODDER EAST
Snake Road pit
Cons Modder # 1 circ
West Pit # 3 underground
West Pit 3
Cons Modder NEP
Grootvlei # 8
West Pit 1
Mk1 Pit
Cons Modder # 9
JOINT VENTURE AREA
Cons Modder # 14
Geduld 7
Cons Modder # 10
Grootvlei # 1
Cons Modder North
Grootvlei # 4
MILL SITE
GROOTVLEI
Grootvlei # 6
CONS MODDER
Rietfontein Shaft
Springs Dagga
Vogels
NIGEL
Marivale # 2
Droogebult
LEGEND
Active shaft
Inactive shaft
Open pit target areas
Mill site
10
0
10km
SCALE

SRK Consulting
Engineers and Scientists

Aflease Gold -
Adjacent Properties -
Petrex lease area relative to the project

FIGURE
15.1

16 MINERAL PROCESSING AND METALLURGICAL TESTING

This section includes discussion and comment on the mineral processing and metallurgical testing aspects associated with the Project.

16.1 Sample Selection

A test work programme was undertaken by Mintek to support the plant design in two stages:

- A bulk sample from each of the Black Reef and UK9a Kimberley Reef from Grootvlei Mine No. 8 Shaft operated by Petrex (Pty) Ltd ("Petrex");
- Variability tests on selected intervals from 18 drillhole core samples from Modder East.

In mid-2005, access to the ore on the Modder East property for collecting bulk samples was not possible. Bulk samples were taken from the adjacent Grootvlei property. The location of the bulk samples taken from Grootvlei is not clear. However, SRK was informed by Aflease Gold that the ore samples represent typical metallurgical characteristics of Black Reef and UK9a ore zones being processed at Grootvlei Mine in 2005. In addition, Aflease Gold believes that the ore samples from Grootvlei should be reasonably representative of what can be expected from Modder East.

16.2 Comminution Test work

CIL leaching of Black Reef displays a trend of decreasing tails for a decreasing grind size. Tails appear to level off inside the range of 75 to 90micron and drops again at 53micron. This may be related to mineral liberation from sulphide species at the finer sizes, with free milling gold being released at coarser sizes. As there is little difference in tails grade between 80% minus 75 and 90micron, a grind size of 80% minus 90micron was selected for Black Reef ore design purposes. This corresponds to a tails grade of 0.34 g/t or 86.4% CIL gold extraction.

The results for Kimberly Reef are in complete contrast to Black Reef. The reef appears to be completely grind insensitive in the test series 80% minus 53 to 150micron, returning a uniform tails grade of 0.08 g/t or 95% CIL gold extraction.

16.3 Metallurgical Recovery

16.3.1 Bottle Roll Dissolution Tests

Bottle roll dissolution tests were conducted on the two bulk samples extracted from operating Black Reef stopes on Grootvlei. Fifteen channel samples were cut down the total stope width including both mineralised reef and waste. Interpretation of the results was complicated because sample head grades ranged from 3g/t to 35g/t, with most being higher than anticipated plant feed grades. The following observations are however of relevance:

- The results confirm the presence of very strong preg robbers in the Black Reef ore, with average dissolution of 97% in the presence of new activated carbon and 69% in the absence of activated carbon.
- There is no obvious relationship between head and residue grade and significantly more work would be required to determine such a relationship with any confidence. On average though a final residue of 0.33g/t was observed.
- In view of the anticipated plant feed grade, samples with head grades below 8g/t were separated out. In the presence of new activated carbon, these yielded an average head and residue grade of 4.27g/t and 0.33g/t for an average recovery of 92%.
- Operating experience at Petrex indicates that actual plant recovery on Black Reef is approximately

98% of that found in laboratory bottle roll tests, with an indicated plant recovery of 88%. This is probably due to the inability of partly fouled plant carbon to counter the effect of preg robbers to the same extent as new carbon used in laboratory testing.

16.3.2 Diagnostic Leach Tests

Multi-stage diagnostic leach tests were conducted by Mintek on two composite 300kg bulk samples from the BPLZ facies of the Black Reef and the UK9a Reef. The procedure involved the sequential solubilising of minerals associated with gold, commencing with the least stable, and then extracting the associated gold by cyanidation/CIL. The free and exposed gold was quantified by direct cyanidation. A second sample was leached in the presence of carbon (CIL) to establish gold that is preg-robbed (by difference). The CIL residue was then subjected to a series of oxidative pre-treatments using progressively HCl, HNO_3 and roasting, followed by CIL to quantify respectively gold associated with oxides (e.g. hematite, calcite, dolomite), gold associated with the more stable sulphides (e.g. pyrite, arsenopyrite) and gold associated with carbonaceous minerals (e.g. kerogen). The remaining undissolved gold was assumed to be locked in the gangue minerals.

The Black Reef and UK9a Reef samples had head grades of 2.75g/t and 4.16g/t respectively. Both samples were milled to a grind specification of 80% passing 75micron. The gold mineral associations determined by the sequential leach procedure for the two samples are shown in Table 16.1.

Table 16.1: Diagnostic Leach Test Results

Association	Black Reef		Kimberley Reef	
	Gold grade (g/t)	Gold distribution (%)	Gold grade (g/t)	Gold distribution (%)
Gold available to direct cyanidation	2.39	87.05	4.08	98.11
Gold that is preg-robbed (CIL)	0.06	2.24	0.00	0.00
Gold associated with HCl digestible minerals	0.00	0.00	0.00	0.02
Gold associated with HNO_3 digestible minerals	0.23	8.50	0.00	0.01
Gold associated with carbonaceous matter	0.03	1.04	0.00	0.00
Gold associated with quartz (balance)	0.03	1.17	0.08	1.86
Total	**2.75**	**100.00**	**4.16**	**100.00**

On the Black Reef gold extraction by direct cyanide leaching was reasonably high at 87.05%, with 2.24% being attributed to preg-robbing. The majority of remaining gold (8.5%) is associated with stable sulphides such as pyrite and arsenopyrite. Only 1.04% of the gold was associated with carbonaceous minerals. The remainder appeared to be associated with inert gangue minerals. The nitric acid digest consumed about 21% of the total mass, which is associated with the sulphides component.

With the Kimberly Reef 98.11% of the total gold proved to be cyanide extractable with only very minor association with sulphides, carbonates and iron minerals. The remainder (1.86%) of the gold was associated with inert minerals such as silicates.

The results indicate that with the use of CIL processing, some 89.29% of the gold in the Black Reef and 98.11% of the gold in the UK9a Reef should be recoverable.

Given that the preg-robbing behaviour for the bulk sample amounted to 2.24% of the total gold feed, it can be surmised that higher levels of organic carbon would result in even greater losses without the presence of activated carbon in the leach circuit. Erring on the side of caution, Aflease Gold decided to adopt a fully CIL circuit rather than risk a CIS (Carbon-in-Solution) arrangement.

16.3.3 Gravity Concentration Tests

Sub samples of each ore type (composite 30kg samples from the Black Reef and the UK9a Reef) milled at 80% passing 150micron were subjected to gravity concentration using a laboratory scale batch Knelson concentrator. For Black Reef ore, 14.4% of the total gold reported to the final concentrate.

This indicates that the Black Reef has a low amenability to gravity concentration.

For the Kimberly Reef ore, 63.5% of the total gold reported to the final concentrate. This implies a high amenability to gravity gold separation.

16.3.4 Variability Tests

The eighteen variability samples were subjected to gravity concentration tests (Knelson followed by hand panning of concentrates) and CIL treatment of gravity tails plus middling. The results are summarised in Table 16.2 where average, minimum and maximum results for the three ore zones, Black Reef, Channel Facies and Kimberley Reef ore samples, are displayed.

Table 16.2: Variability Test Results

Sample	Head (g/t)	Gravity Tail (g/t)	CIL Res. (g/t	Conc. Mass (% of feed)	Gold Deportment (% of new feed)				Overall Rec. (%)
					Conc.	Middling	Gravity Tail	CIL gold	
Black Reef									
Average	7.23	3.50	0.27	2.30	46.5	8.7	44.8	40.7	87.2
Minimum	2.63	1.08	0.08	0.78	36.7	4.2	24.9	24.3	83.8
Maximum	20.34	12.35	0.89	4.41	70.9	12.2	57.6	51.9	95.2
Channel Facies									
Average	1.64	0.66	0.11	1.67	54.3	7.9	37.8	30.7	85.0
Minimum	1.18	0.28	0.08	1.15	37.6	5.3	22.3	12.0	76.7
Maximum	2.42	1.37	0.15	2.93	70.0	12.9	52.8	47.4	89.9
Kimberley									
Average	5.16	1.11	0.14	0.82	69.2	9.8	21.0	17.8	87.0
Minimum	1.99	0.32	0.08	0.44	55.8	5.2	10.4	9.4	81.6
Maximum	7.72	2.07	0.22	1.17	84.4	12.6	31.7	25.9	93.9

The conclusions to be drawn from Table 16.2 by reef type are presented below:

- **Black Reef:**
  - Wide range of head grades, from 2.63g/t to 20.34g/t;
  - Average gold recovery was 46.5%, compared with 14.4% for the bulk sample of Black Reef. This level of mass pull cannot be achieved in plant practice with batch concentrators;
  - CIL gold extraction from gravity tailings averaged 40.7%;
  - Overall gold extraction averaged 87.2%, which is comparable with the 89% recovery from the bulk sample. This suggests that the Black Reef ore is reasonably consistent.
- **Channel Facies**
  - The head grades of the samples varied from 1.18g/t to 2.42g/t;
  - Gravity gold recovery to final concentrate averaged 54.3%, which is high given the low head grades of the samples. This level of mass pull cannot be achieved in plant practice with batch concentrators;
  - CIL gold extraction from gravity tailings averaged 30.7%;
  - Overall gold extraction averaged 85%.The range in the results is fairly narrow, which should allow for consistent operation.
- **Kimberley Reef**
  - The head grades varied from 1.99g/t to 7.72g/t;

- Average gold recovery to gravity concentrate was 69.2%, compared with 63.5% for the Kimberley Reef bulk sample;
- CIL gold extraction from gravity tailings averaged 17.8%. This was low due to the high gravity recoveries;
- Overall gold extraction averaged 87%. This is substantially lower than the Kimberley bulk sample result, which indicated an overall recovery of 97% to 98% could be achieved.

16.4 Process Plant

16.4.1 Process Description

The Modder East project envisages the construction of a new carbon in leach ("CIL") plant on the East Rand to process Black Reef and Kimberley ores. The Modder East plant will comprise a single stage semi autogenous (SAG) mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electrowinning and smelting. High abrasivity of the ore favours low charge milling with as few stages of crushing as possible. The schematic flowsheet is shown in Figure 16.1.

The plant will have a design capacity of 70ktpm to match LoM requirements.

16.4.2 Plant Operating Cost

Plant operating costs have been estimated in 1 January 2006 terms at US$6.09/t for Black Reef ore and US$5.17/t for Kimberley Reef ore. Apart from the additional complement for sick/leave cover, the operating costs are considered to be appropriate for the proposed scale of operation. The plant cost includes the refining charge payable to Rand Refineries.

16.4.3 Plant Capital Cost

The capital cost of the Modder East Plant in February 2006 terms has been estimated at US$19.2million at a nominal level of accuracy of ±15%, and is due to be constructed and commissioned over 24 months from mid 2007 to mid 2009. This capital cost incorporates cost savings in the design at the request of Aflease Gold by using steel frame pre-fabricated clad buildings. The capital estimate excludes EPCM costs and contingencies, which are accounted for separately. Considering that new equipment will be utilised, the cost estimate is seen to be reasonable.

The Study assumed that reagent supply will be metred across to the plant distribution tanks in the required concentrations from an independent facility operated on a build-own-operate-transfer ("BOOT") basis. As the Study has not established if such BOOT suppliers exist, it would be prudent to incorporate reagent make-up facilities in the capital cost estimate until the BOOT reagent supply can be confirmed. This additional capital cost is likely to be small.

16.4.4 Plant Manpower

The manpower complement for the plant is shown to 56 people, which compares well with other similar instrumented plants. To cater for leave and sick relief allowance, Aflease Gold increased the labour rates by 15%, which is equivalent to the complement being increased to around 64.

16.4.5 Sampling, Analysis and Gold Accounting

Metal accounting procedures for the Project have not been finalised but determination of head grade will be as problematic as incurred at most South African gold mines due to the difficulty of taking

representative samples from the coarse SAG mill feed. The inclusion of gravity concentration in the milling circuit will also preclude the use of thickened pulp as a direct measure of plant feed grade. Typically in such instances the head grade is back calculated from the pulp grade plus gravity gold recovered.

A sample preparation laboratory will be located at the plant site to process and prepare plant samples. The analytical service will be outsourced to an external assay laboratory on the East Rand.

16.4.6 Gold Lock Up

Being a new plant, in-plant gold inventory will accumulate on start up and this will only be released with plant closure. This will fluctuate during operation but typically might average 100kg at the envisaged scale and mode of operation.

Traditionally on final closure and clean up, South African plants have yielded between 0.04% and 0.40% of the total gold produced through the plant during its life. Due to the relatively short life of the Project this is considered to be immaterial and has not been considered.


LEGEND
FUTURE FOR KIMBERLEY ORE PROCESING
ORE
ROM BIN
GRIZZLY FEEDER
JAW CRUSHER
CLASSIFYING CYCLONES
GRAVITY CIRCUIT
SHAKING TABLE
SAG MILL
SMELTING FURNACE
CIL TRASH SCREEN
CIL CIRCUIT
LOADED CARBON SCREEN
CARBON SAFETY SCREEN
ELECTROWINNING
ELUTION/GOLD RECOVERY CIRCUIT
SMELTING FURNACE
DORÉ
PRE LEACH THICKENER
KILN
PROCESS WATER TANK
RAW WATER TANK
TO PLANT
TO PLANT
CYANIDE DETOXIFICATION CIRCUIT
TAILINGS STORAGE AND RETURN WATER DAM
PLANT RUN-OFF WATER DAM

SRK Consulting
Engineers and Scientists

AFLEASE GOLD
Schematic Process Flow Diagram for Modder East

FIGURE 19.4

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Introduction

This section summarises the resource estimation and classification methodologies used by Aflease Gold and its consultants. Where appropriate, comments are expressed by SRK regarding the reasonableness of these estimates in support of the audited Mineral Resource and Mineral Reserve Statements prepared by SRK for this Project.

17.2 Reporting Requirements

The Mineral Resource estimates for the Project have been prepared by Aflease Gold and its independent consultants in accordance to the SAMREC[1] reporting Code, as required by Section 12 Regulations of the JSE. SRK presents the Mineral Resource and Mineral Reserve statements in this ITR in accordance with the SAMREC Code. SRK further declares that the terminology as stated in the SAMREC Code is materially similar to the CIM Standards[2] mandated by NI43-101, and that the Mineral Resources and Mineral Reserves would be identical, if issued in accordance with CIM Standards.

17.3 Mineral Resource Estimation Methodology

Mr. C.J. Muller, BSc PrSciNat, an independent resource geologist on contract to Aflease Gold, compiled the latest Mineral Resource estimate for Modder East. SRK has not re-estimated the resource but has reviewed the data and methods used by Mr Muller (as presented in Camden-Smith and Muller, 2006).

17.3.1 Data Quality and Quantity

A number of drilling programs have been completed on Modder East, targeting the Black Reef and to a lesser extent the UK9a Reef. Normal drilling procedure is for the "mother hole" to be drilled using a BQ size core barrel into the BPLZ and the Kimberley Reef zone. The drilling of two deflections is standard on the BPLZ and two to four deflections on the UK9a. Deflections are drilled using a TBW size core barrel. A down the hole multishot borehole survey is then carried out at 6 metre intervals giving data on both the mother hole and the drillhole deflections. Gencor completed 14 drill holes in the area before 1993, while Harmony drilled three holes in 1994. The positions of these holes are shown in Figure 7.3. Also shown are the positions of the drill holes DD1 to DD52 completed between 2001 and 2005:

- Phase 1: 3 boreholes DD1 to DD3 (June 2001 – August 2001);
- Phase 2: 18 boreholes, DD4 to DD21 (October 2002 – December 2003);
- Phase 3: 7 boreholes, DD22 to DD28 (September 2004 – February 2005);
- Phase 4: 23 boreholes, DD29 to DD52 (February to December 2005).

1 South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the SAMREC Working Group on the Compilation of the Main South African Code with Additions by the Coal Subcommittee and the Diamond Subcommittee.

2 CIM Standards on Mineral Resources and Reserves Definitions and Guidelines ("CIM Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council on 20 August 2000, or amended or supplemented from time to time.

The results of the latest drilling, specifically on the BPLZ of the Black Reef and the UK9a Reef, together with the reinterpretation of all drilling completed to date, has increased the resource base substantially from that included in the 2005 Mineral Resource estimate.

The Gencor drill holes (14 holes in the 2873 – 3111 series) were analysed at Gencor's Springs Laboratory. The Harmony holes (3 holes prefixed with GVP) intersected waste on the Black Reef Contact representing a palaeo-high with no Black Reef developed. The NKGM samples (Boreholes DD1 – DD28) were all sent to AARL and were fire assayed using a 50g aliquot and an atomic absorption finish. Aflease Gold has continued to make use of AARL for the analysis of drill core from the Project. The insertion of blanks and quality control standards in each sample batch for quality control purposes is part of the laboratories standard procedures and the mine staff did not submit any independent quality-control samples. The database results from DD1-DD22 have not been reviewed to examine data transcription issues (all assay data are provided electronically), but these data are entered by hand into the drill hole database. The staff entering the data does pay particular attention to the link between sample grade and lithology; quartzites are generally low-grade or barren, whilst samples in which the presence of pebbles is recorded typically display higher grades. The quality control results of drill holes DD22-DD52 have been examined in detail. In addition to their own standard reference materials, quality control procedures at the laboratory include the analyses of replicate samples, prepared within the laboratory and representing approximately 10% of the samples received. In addition, AARL participates in a variety of inter laboratory cross checks. SRK has obtained all AARL laboratory certificates for samples analysed between February 2004 and present. These certificates contain all duplicate analysis data, as well as laboratory returns for certified standard reference materials, SARM 53 and SARM 54 respectively. In addition a set of internal quartz blanks are also recorded in the data. SRK has prepared standard charts to explore the analytical quality for this subset of the total Modder East data. SARM 54 is a low grade standard (certified value is 0.21 g/t) and the lab returns (total of 134 assays) for this material range between 0.16 and 0.25g/t, with an average of 0.21g/t. Within the chart, values sorted on date of submission, using the laboratory sequence numbers do not show any persistent trends of value with time. SARM 53 is a higher grade standard (certified value is 3.99g/t). The laboratory returns for this standard include two anomalously low values (both 1.87g/t). Exclusion of these two values yields a data set of 134 samples, with a range of 3.58g/t to 4.35g/t and an average of 3.86g/t. The implication of this is that values around 4g/t may be understated by approximately 4%. A plot examining reproducibility within the paired data (original assay and laboratory duplicate) shows that 90% of the pairs report an absolute relative deviation of 14% or less. SRK is of the opinion that the data quality is sufficient to support a Mineral Resource estimate.

A subset of samples assayed at AARL was sent to SGS-L for check assay. A total of 66 duplicate assay values were provided to SRK for analysis. A scatter plot of the values reveals that the Lakefield values are on average higher than the AARL values. Samples with low grades show relatively good agreement, and the scatter increases with grade. A plot of the Half Absolute Relative Difference reveals that many of the samples with large grade differences are high-grade samples. This implicates the presence of coarse gold in the reef, which when using small sample aliquots such as are typical for fire assay, can significantly affect the grade of a sample by their chance presence or absence. A quantile-quantile plot, which compares the ranked sample values from each laboratory, regardless of pairing by sample, shows that the cumulative histograms of the 66 assays from the two laboratories are very similar in shape. A notable exception is one sample from Lakefield with a grade of 112g/t. This is far greater than the next highest sample in the dataset at 40g/t. The average value of the Lakefield data is over a gram per tonne higher than the AARL data, however, if the sample with a grade of 112g/t is removed, the average values of the two datasets differ by only 0.1g/t. The presence of coarse gold in the reef might introduce a high degree of scatter in the duplicate sample values, especially if the sample

aliquots submitted for assay are relatively small. The presence of such extreme values suggests that an analysis of the data to determine the effect of capping certain outlier values may be merited.

For the most recent Mineral Resource estimation study completed by Charles Muller, the data were acquired from Aflease Gold in the form of Excel spreadsheets. The data from the 14 holes drilled by Gencor did not contain the original individual sample values, but were presented as full reef composite values. These boreholes were used only for the evaluation of the BPLZ where the mineralised zone is on average only 43cm thick. Only 5 of the 14 holes contained a composite sample value for this facies. For the Channel and Blanket Facies, individual drillhole samples were composited to a 1m length. The BPLZ facies was evaluated as a full reef composite.

The BPLZ estimate is based on 52 diamond drill holes developed by Aflease Gold. Of these drill holes, there are 36 reef intersections that have been included within the estimate. In addition, 14 diamond drill holes previously developed by Gencor were included in the estimate; the data files contain eight BPLZ intersections. In addition, extensive mining of the BPLZ has taken place on the Petrex Property to the south of Modder East and also within parts of the UC Prospect area. Underground channel sample data from the UC Prospect have been included within this estimate; 238 declustered values have been retained for the estimate. These data are not explicitly described within the documentation associated with the Modder East Mineral Resource estimate and appear to have been declustered (i.e. averaged) within 50m x 50m squares.

In addition to the Black Reef, Aflease Gold has also delineated Mineral Resources on the UK9a and the UK5a within the footwall of the Black Reef. The UK9a is a narrow channel reef, with intersections commonly characterised by the presence of kerogen, either as lamina partings or as flyspeck carbon within the conglomerate reef unit. A dataset consisting of 171,000 underground channel samples within stoping and development on the Grootvlei Mine immediately south of the Modder East project area is available as an analogue to the payshoot that is considered to have been intersected on Modder East. These data show a complex distribution of grades within a channel complex that trends in a north-westerly direction.

A total of 39 boreholes were used to calculate a resource estimate for the UK9a unit. Twenty of these holes were newly drilled and have not previously been included in a resource estimate. Seven holes were available to evaluate the UK5a unit.

SRK is satisfied that the assay data are of sufficiently good quality for use in Mineral Resource estimation.

17.3.2 Mineralisation Definition and Resource Estimation – Black Reef

Previous modelling of the orebody in December 2004 considered two separate facies types (BPLZ and Blanket Facies) that were later combined into one single model. Modelling in May 2005 considered three distinct reef types (BPLZ, Blanket Facies and Channel Facies) where samples from the Channel Facies and Blanket Facies were composited to a 1m interval. Based on examination of histograms and probability plots, no anomalous grade values were identified that were considered to require cutting or capping of grades.

There have been some relatively minor changes to the estimation approach used for this estimate. Where the BPLZ channel width is less than 1m, the reef width has been composited to a minimum 1m width, through the inclusion of underlying Blanket Facies material. The Blanket Facies is a low grade sandy unit that is interlaminated between the BPLZ and the Channel Facies. Previous estimates reported the results of these three facies units separately, whereas this current estimate seeks to combine units in a manner akin to the way in which they would likely be mined. It seems logical to

consider that the BPLZ would be mined and that the excess stope-width, where required, would be located within the underlying Blanket Facies material.

A triangulated surface model was constructed describing the upper and lower contact surfaces for each of the facies units. For each facies unit, the pairs of surfaces (i.e. upper and lower contact) were then filled with model blocks that have been clipped to the wireframe in order to represent the volume of this reef facies. These seam models (one for each reef facies) were then regularised to 200m x 200m x 1m before grade estimation. Each block within the 200m x 200m x 1m block model records the proportion or volume of each reef facies contained within each block.

Variography has been based on the full reef composites and work reported by Lavery on an adjacent property has been included within the interpretation of the variograms derived from the present data set. Close-spaced underground channel data were available from the adjacent property to the south of the area being modelled. The BPLZ has been subdivided into three distinct domains (Figure 17.1-A) based primarily on interpretation of the metal accumulation and channel width distributions as indicated by the drill hole data. In addition, it is well demonstrated from the Petrex property that the BPLZ accumulation and grade distributions are spatially related to the position relative to the western margin of BPLZ development, a feature colloquially referred to as the "shoreline". At the shoreline, the BPLZ cuts out and the hangingwall quartzites overly the BPLZ footwall directly. However, where the BPLZ is developed immediately adjacent to the shoreline feature, the metal accumulation and grade is typically high and decreases systematically towards the east, away from the shoreline feature. The drilling data available within the BPLZ unit on Modder East supports this spatial grade behaviour.

The variograms were assumed to consist of a pair of nested spherical structures. The drill data spacing at Modder East is too widespread to allow the short-range structure to be determined experimentally. Variograms from Grootvlei Mine have been documented and reference to this information by Mr Muller was included in the derivation of the variogram structure for the Black Reef facies units in the Modder East project. All variograms (i.e. BPLZ, Channel Facies and Blanket Facies were assumed to have a relative nugget effect of 55% and for the first structure sill to have a relative variance of 25%. In addition, the first range structure was assumed to have a range of 30m.

Estimates were developed using Simple Kriging with a local mean value, deemed the most appropriate estimation technique for the widely spaced data used in the estimation of the Black Reef facies units. The block size used for the estimation was 100m x 100m and the metal accumulation and channel width data were interpolated using Simple Kriging. A density (specific gravity) of 2.8 was assigned to the BPLZ facies and 2.7 to both the Channel and Blanket Facies. Local mean values were assigned to blocks using a larger search neighbourhood of 400m x 400m. A minimum of 12 samples were required to be located within the search neighbourhood to allow the assignment of the local mean. If the sample set located within the search neighborhood was less than this, the average value applicable for the entire domain was used as the mean within Simple Kriging. The kriging was undertaken using a search neighbourhood that was slightly larger than the variogram ranges and soft domain boundaries were also defined, such that data immediately outside a domain may contribute to the estimation of blocks on the margins of that domain. Once the block estimates were developed, a post-processing operation was run to estimate the proportion of each block, expressed in terms of smallest mining units ("SMU's") that might be accessible above a defined cut-off grade. This process makes use of a two-parameter lognormal model and is in effect a lognormal shortcut. In deriving the dispersion variance of the SMUs, the theoretical log-dispersion variance of the Panels (i.e. the 100m x 100m blocks) was estimated from the point data variogram and account was also taken of the kriging variance of the estimated average panel grade. The log-dispersion variance of the SMUs was also derived from the variogram model and the information effect was derived from an estimate of an SMU using data that were assumed to be available at the time of exploitation. This process permits the estimation of the

recoverable component of a Mineral Resource (recoverable over a cut-off grade) on the assumption that the variogram models are correct and that the operation can realistically undertake selective mining using the SMU geometry that has been included within the estimation of the resources. For the BPLZ, the SMU that was used was 20m x 30m. Realistically, this SMU dimension is probably slightly too small, given the nature of the BPLZ and the intended mining method. This said, SRK considers that the impact of changing the SMU dimension is within the limits of uncertainty on the global resource values.

The Channel Facies consist of a sequence of pyrite-rich quartzites, pebbly quartzites and conglomerates that are approximately 3m in thickness and are separated from the overlying BPLZ by the Blanket Facies, a zone of quartzites that are ostensibly barren and have an average thickness of approximately 1m over the Modder East project area. The Channel Facies material is erosional into its footwall and estimates have been developed for the Channel Facies over much of the footprint of the mineralised BPLZ that has been delineated. In the March 2005 estimate, the Channel Facies was estimated using a three-dimensional block model with 1m high cells. This current estimate uses a seam-approach, in which the block height is reflective of the modelled width of the mineralisation. Within the geological model, the thickness of the Channel Facies ranges from approximately 0.8m to a maximum of 5.4m, with an average thickness of 2.8m. Coupled with the overlying Blanket Facies material that has not been incorporated with the BPLZ, the average mineralised width for the combined Channel Facies and Blanket Facies is approximately 3.8m. The Channel Facies has been subdivided into four domains (Figure 17.1-B) on the basis of metal accumulation and channel width data. Within the Channel Facies, the estimate is a genuine three dimensional estimate of grade into 1m high blocks using 1m sample composites, so no problems are anticipated in this estimate.

17.3.3 Mineralisation Definition and Resource Estimation – UK9a

A total of 39 holes were used to estimate the resource for the UK9a. Twenty of these are newly drilled holes that have not participated in previous resource estimates. The UK9a has been subdivided into five distinct domains (Figure 5.3) based primarily on interpretation of the metal accumulation and channel width distributions as indicated by the drill hole data and the interpreted payshoot.

A composite gold grade and channel width was interpolated using an Inverse Distance Cubed weighting process within the inferred UK9a channel feature. The block model was two dimensional with a block size of 100m x 100m. The interpolated channel width and an SG of 2.7 were used for the estimation of the in situ tonnage within the channel features. For the conversion from the in-situ estimate to a mineral resource, a 1m stope width was applied and external dilution included within this mining cut was added to the channel tonnes. In addition, a cut-off of 199cm.g/t cut-off was applied.

The underground channel sample dataset from Grootvlei Mine was used to develop well-informed directional variograms from the larger set and these variograms were then rescaled to the variances observed within the drill hole data set on Modder East. Typical Kimberley Reef is present as channelised reef, with comparatively narrow zones of relatively high grade material surrounded by significantly lower grade reef. Within the channel feature itself, a complex internal geometry may be found, with very narrow high grade shoots and zones located as lens-like bodies within the channel. The size, shape and abundance of these features may significantly affect the average grade of the mineralised channel. Being small (generally several metres to perhaps tens of metres in width), these features are generally very incompletely sampled within surface drill holes and ultimately lead to significant difficulties in deriving realistic Mineral Resource estimates from relatively wide-spaced surface drilling data.

SRK recommends that Aflease Gold considers the development of a minimum of 7 additional drill

holes within the Indicated Mineral Resource area to confirm the lateral extent of the mineralised channel and to confirm the internal continuity of this mineralised material.

17.3.4 Mineralisation Definition and Resource Estimation – UK5a

The UK5a has also been sampled by diamond drilling within the UC Prospect area. A basal unit of conglomerate within the UK5 package has been identified with an average grade of approximately 1.5g/t and a mineralised width of approximately 3m. Seven diamond drill holes have intersected the UK5a and an Inferred Mineral Resource has been developed from these data, using the variogram models developed from the UK9a as analogues for the estimation of the UK5a. Estimates have been developed within 100m x 100m blocks and in keeping with the approach used for the UK9a, BPLZ and Channel Facies, a lognormal shortcut approach has been used to report estimated Mineral Resources above a cut-off 496cm.g/t.

17.3.5 Classification

No specific numerical rules have been applied for the classification of the Mineral Resources. It is stated that the classification of a Mineral Resource is a function of the confidence of the estimate, including confidence in drilling, sampling, geological understanding, geostatistical relationships etc. Aflease Gold has listed the following aspects or parameters as important factors for consideration in resource classification:

- Sampling: Quality assurance and quality control.
- Geological confidence.
- Number of samples used to estimate a specific block.
- Kriged Variance.
- Distance to nearest sample.
- Lower Confidence Limit (blocks)
- Kriging Efficiency.
- Deviation from the lower 90% confidence limit (data distribution within resource area considered for classification)

Using the criteria listed above, the bulk of the Black Reef resource at Modder East has been classified as an Indicated Mineral Resource. Based on the criteria above Inferred Mineral Resources could be delineated adjacent to but beyond the Indicated Resources. However, resources tabled were restricted to the areas close to sample (drilling) information.

The area of the UK9a that could be considered classifiable as an Indicated Mineral Resource is restricted to the Domain 1 area (Figure 17.1-C).

SRK is of the opinion that the modelling methodology as described is reasonable and the classification applied is valid, especially when the continuity of mineralisation between diamond drill holes on the adjacent mining areas are considered.

The SAMREC Code and the Canadian Institute of Mining Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines both recognise the use of definitions of Mineral Resources and Mineral Reserves. Furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence, reproduced in section 25 (Appendix).

Comparison of the two codes reveals significant aspects of similarity:

- Both recognise the role of a "Qualified Person" (CIMM 2000) and a "Competent Person" (SAMREC) who is appropriately experienced and is a member of a recognised professional association.
- In terms of the definitions there are close similarities between the two codes, within SAMREC only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2000 Code.

Accordingly, SRK certifies that the SAMREC Mineral Resource statement would be identical to one stated in terms of the CIMM 2000 definitions and guidelines and the CIM Standards.

17.3.6 Grade Reconciliation

Descriptive sample statistics were presented for each facies within each domain. The resource statement, however, has tabled a mean grade value for each facies, each at a different cut-off value. It is thus not possible to reconcile mean sample values vs. mean grade estimates for the Black Reef.

17.3.7 Impact of environmental, legal and socio-economic issues

SRK is of the opinion that there are no known issues of an environmental, permitting, legal, title, taxation, socio-economic, marketing or political nature, or other relevant issues which could impact on the resource estimates presented in this ITR. Underground mining methods will have a negligible impact on the surface and appropriate provision has been made for the safe disposal and rehabilitation of waste and tailings.

17.3.8 Impact of mining, metallurgical and infrastructure factors

SRK considers that the conversion of mineral resources into ore reserves has taken appropriate account of the potential influence of mining and metallurgical factors on the estimates presented. Mining methods and metallurgical processes are well-tested and have been used in the South African gold mining industry for many years. Infrastructure has been positioned so as to avoid the possible sterilisation of resources.

17.3.9 Audited Mineral Resource Statement

Table 17.1 reflects the SRK Audited Mineral Resources for the Project as at 31 December 2005. This is consistent with the News Release issued by Uranium One dated 13 February 2006 and filed on its website. Mineral Resources were classified according to the SAMREC Code by Dr. Mike Harley, an appropriately Qualified Person. SRK is satisfied that the Mineral Resources for the Project are appropriately estimated and classified. SRK further certifies that this statement under the CIM Standards would be identical.

The mine modifying factors used to convert the mineral resources to mineral reserves for Modder East (Table 17.1) are discussed in Section 17.4. The Mineral Resources are quoted inclusive of the Mineral Reserves.

The BPLZ has been modelled at a minimum mining width of 1m. Aflease Gold has stated an intention to reduce stoping widths on the BPLZ to values approaching 80cm. SRK considers that it is preferable to use a stope width of 1m for the purposes of reporting the Mineral Resources until such time that the validity of a significantly narrower width has been demonstrated by mining practices.

Table 17.1: Modder East Project – SRK Audited Mineral Resource Statement, 31 December 2005

MINERAL RESOURCES	Tonnage (Mt)	Cut-off Grade (cmg/t)	Au Grade (g/t)	Contained Gold (Moz)
Indicated				
Black Reef (BPLZ) + BF [1]	5.72	167	6.07	1.12
Channel Facies	15.20	379	1.32	0.65
Kimberley UK9a Reef	1.35	199	5.47	0.24
Kimberley UK5a Reef	-			
Total Indicated Resources [2]	**22.27**		**2.79**	**2.00**
Inferred				
Black Reef (BPLZ) + BF [1]	0.47	167	3.31	0.05
Channel Facies + BF	-			
Kimberley UK9a Reef	2.50	199	5.00	0.40
Kimberley UK5a Reef	9.70	496	1.82	0.57
Total Inferred	**12.67**		**2.50**	**1.02**

1 BF – Blanket Facies
2 Reported inclusive of Mineral Reserves

17.4 Conversion of Mineral Resources into Mineral Reserves

17.4.1 Modifying Factors

Mineral Reserves were estimated by converting Indicated Mineral Resources using the modifying factors set out below. The Mineral Reserves consist of contiguous zones of gold mineralisation delineated in the geological model, while isolated areas were not included. The following modifying parameters or factors for the Black Reef and UK9a zones were used for the estimation of Mineral Reserves for the Project:

- BPLZ Resource width 100cm
- UK9a Resource Width 100cm
- Tramming width 108cm
- Gold price ZAR89,653 per kg;
- Mining operating costs US$29.31/t on BPLZ and Blanket Facies, and US$33.56/t for UK9a Kimberley Reef
- Minor Geological Losses 5%
- Gold Losses 10%

A number of calculations were done to determine the *in situ* pay limit grade for the various mining methods. The calculations assumed a gold price of US$430/oz and an exchange rate of US$1.00:ZAR6.49. The equivalent SA Rand gold price is ZAR89,653/kg. The operating costs that were applied depend on the mining method. Together with the modifying factors, the pay limit grades were calculated as being:

- Narrow reef mining on BPLZ horizon: 2.75g/t.
- UK9a (Kimberly Reef) mining: 3.49g/t.

In addition, marginal pay limit grades were calculated using the same criteria as above in the calculations with the exception of the operating cost. The operating cost was reduced by an amount for mine development to determine a marginal operating cost which was then used in the marginal pay limit grade calculation. The marginal pay limit grades calculated are:

- Narrow reef mining on BPLZ horizon: 1.68g/t.
- UK9a (Kimberly Reef) mining: 2.24g/t.

17.4.2 Audited Mineral Reserve Statement

Using the above modifying factors the Total Probable Ore Reserves were estimated as 6.68Mt, at an average grade of 5.0g/t, as shown in Table 17.2. These Reserves are taken as at 1 June 2006, coincident with the Effective date of this ITR and the valuation date for the Project.

Table 17.2: Modder East Project – Audited Mineral Reserve Statement, 1 June 2006.

MINERAL RESERVES [1]	Tonnage (Mt)	Au Grade [2] (g/t)	Contained Gold (Moz)
Probable			
BPLZ Mining	5.26	5.28	0.89
Kimberley UK9a Reef	1.42	3.97	0.18
Total Reserves	**6.68**	**5.00**	**1.07**
Total in LoM Plan	**6.68**	**5.00**	**1.07**

1 Mineral reserves included in Mineral Resources.
2 Gold price of US$430/oz (equivalent to R89,653/kg) and mining cut-off grade of 2.75g/t for the BPLZ and 3.49g/t for the UK9a.

17.4.3 Reconciliation of Reserve Statements

In the News Release of 13 February 2006, Uranium One had presented Probable Mineral Reserves of 10.1Mt at an average grade of 4.02g/t. As these differ from the figures presented in Table 17.2, it is necessary to examine the reasons for the change:

- The figures presented in the 13 February 2006 News Release had been derived from an expanded mine plan to incorporate the Channel Facies material (Heyl and Pooley, 2006), which in turn was based on earlier mine development studies compiled to a pre-feasibility study level of accuracy (Wilson, Kotze and Pooley, 2004; Wilson, Kotze and Pooley, 2005);
- The modifying factors used to convert Mineral Resources to Mineral Reserves had been consistently applied in the three studies and were seen to be reasonable;
- Mining of the Channel Facies had included a limited proportion of the Blanket Facies which immediately overlies the Channel Facies material;
- Mining of the Channel Facies material was premised on simultaneous extraction with the BPLZ ore, whereby the BPLZ carried the cost of the mine infrastructure necessary to access the ore. The mine plan incorporating the Channel Facies only followed this assumption in part and had not been optimised, resulting in Channel Facies material remaining that was not adequately supported by the mining of BPLZ ore and became uneconomic under the economic assumptions used;
- In the Study completed in May 2006, the Channel Facies (and part of the Blanket Facies) was excluded from the LoM plan;
- In the Study, higher pay limit grades had been applied to the modifying factors for conversion of Mineral Resources to Mineral Reserves than previously used;
- The Study had developed a LoM production schedule that included some 0.45Mt of material that had been classified as Inferred Resources, since the blocks containing this material were contiguous to Reserve blocks in the block model. SRK has excluded this material from Table 17.2 and the valuation presented in section 19.10;
- The Mineral Reserves in Table 17.2 relate to a LoM plan from a feasibility study which has a higher level of accuracy and confidence than that derived from a pre-feasibility study.

For completeness, the Mineral Reserve estimate as given in the 13 February 2006 News Release is shown in Table 17.3.

Table 17.3: Modder East Project –Mineral Reserve Statement, 31 December 2005.

MINERAL RESERVES [1]	Tonnage (Mt)	Au Grade (g/t)	Contained Gold (Moz)
Probable			
BPLZ and Blanket Facies	6.31	4.83	0.98
Channel Facies	2.47	1.92	0.15
Kimberley UK9a Reef	1.29	4.10	0.17
Total Reserves	**10.07**	**4.02**	**1.30**

1 Mineral reserves included in Mineral Resources.

SRK is satisfied that the reduction in Mineral Reserves between that presented in the 13 February 2006 News Release and in this ITR is reasonable and is based on greater confidence in the geological block model, modifying factors, the level of accuracy of the Study and engineering assumptions made.


Mined-out
on tribute
500 0 500m
SCALE
1
2
3
2898000
2899000
2900000
62000
63000
64000
65000
66000

A: BPLZ


500 0 500m
SCALE
1
2
3
4
5
2898000
2899000
2900000
62000
63000
64000
65000
66000

C: UK9a


500 0 500m
SCALE
1
2
3
4
2897000
2898000
2899000
2900000
2901000
52000
53000
54000
55000

B: Channel Facies

SRK Consulting
Engineers and Scientists

Aflease Gold -
Identified domains on BPLZ, Channel Facies and UK9a

FIGURE
17.1

18 OTHER RELEVANT DATA AND INFORMATION

SRK is not aware of any relevant data or information that are not already presented in this report.

19 ADDITIONAL REQUIREMENTS FOR DEVELOPMENT OF PRODUCTION PROPERTIES

This section includes discussion and comment on the mining engineering-related aspects of the LoM plan associated with the Project as presented in the Study by Aflease Gold and its consultants.

SRK has determined that the study completed on the Project satisfies the definition of a feasibility study as set out in the NI43-101. This study has established the underground mining and mineral processing methods and includes reasonable assumptions of technical, engineering, operating and economic factors in support of a financial analysis. Accordingly, SRK has treated the Project as a development property for purposes of reporting in this ITR.

19.1 Mining Operations

19.1.1 Project Description

The Project proposes to exploit a Witwatersrand-type orebody on the shallow dipping Black Reef at depths of 300m and the UK9a Kimberley Reef below the Black Reef formation. The Total Probable Mineral Reserves are 6.68Mt at an average grade of 5.00g/t. The Black Reef and Blanket Facies reefs will be mined simultaneously.

The BPLZ is approximately 300m below surface ("mbs") and the inclination varies between flat and shallow dipping at 4°. The reef is relatively undisturbed with minimal geological structures encountered during exploration. The gold is concentrated along a depositional shoreline on the northern edge of the orebody with grades dropping off as the distance increases from this shoreline in a southerly direction. The BPLZ is underlain by Blanket Facies and Channel Facies. Though some Blanket Facies will be mined with the extraction of the BPLZ neither the Blanket Facies nor Channel Facies of the Black Reef formation was considered as a mining target in the Study.

The UK9a unconformably underlies the Black Reef formation and sub-crops against the base of the Black Reef. The sub-crop is approximately 300mbs and dips at approximately 6° to 12° to the south. The UK9a has been evaluated to a depth of 530mbs on the property. The reef is highly channelised and distinct pay shoots are easily discernable. Though some geological structure has been identified by exploration drilling it is not significant and does not impact mining significantly.

At the concept and pre-feasibility study phases of this project considerable work was done in selecting an appropriate mining method for the BPLZ orebody. The mining methods considered for the BPLZ at Modder East were discussed at length in studies completed in January 2004 and March 2005. At that time, only the Black Reef was considered as a mining target.

A review of this work has confirmed the conclusion previously reached that conventional narrow reef methods supported by a trackless footwall infrastructure are the most suitable for this mining situation.

In order to mine the BPLZ and UK9a Reef horizons it has been proposed that a combination of conventional and mechanised mining be employed. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. This decline will be used as a roadway for vehicles to transport rock and materials in and out of the mine. Additionally a vertical shaft will be sunk and used to transport personnel in and out of the mine and to provide additional ventilation air. The vertical shaft is considered to be the second access as required by South African law.

Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining and ensure safe and stable workings. Rockbolts and timber props will also be used where appropriate.

The mine will be ventilated by two exhaust fans situated on two separate ventilation raise bore holes.

These fans will cause air to be drawn into the mine via the decline and vertical shaft which form both intake airways.

Access will be by trackless decline with a footwall haulage layout providing access to the reef (see Figure 19.1). The UK9a Reef is accessed by extending the Decline Ramp in the footwall.

The life of the project at a depletion rate of 70ktpm of Run of Mine ("RoM") and some 10ktpm of waste development is expected to be more than 10 years producing more than 30,000kg of gold.

19.1.2 Description of the Primary Access System

The selection of the primary access system to the BPLZ Reef horizon some 300m below surface was made by conducting a trade off study of the main options during the pre-feasibility study stage. This was followed up in January 2006 by a second trade off study between shaft hoisting and decline trucking. Both studies demonstrated clearly the preference for the decline trucking option in terms of capital costs, operating costs and time to commence production.

Access with a single trackless ramp offers greater flexibility and less waste development metres than with conventional shaft and horizontal tracked haulage. The ramp system also offers earlier access to the high-grade ore, future access to the Kimberley reefs, and the ability to track the reef horizon, which varies in elevation by about 50m over the mining area of interest.

Trade off studies and a truck simulation exercise indicated the cost benefits of using 50-tonne trucks. The length of the decline at a 9° dip to the footwall development 20 m below the reef horizon is 2,032m and to the chutes below the silos 2,460m. At a steady state production rate of 80,000tpm of ore and waste, the 50-tonne haul truck provides cost benefits over other smaller units.

The decline cross section was made 5.0m wide x 5.3m high, to cater for the tonnage and ventilation requirements. The cross section allows for a 0.3m road bed, twin 1,050mm ventilation ducts during the development phase and the Toro 50-tonne haul truck. The surface box cut for the access decline portal will be extensive to cater for the depth of the overburden and incompetent rocks. The depth to the footwall of the decline excavation at the brow position has been designed to 32.5m below surface.

A 5m finished diameter shaft will be sunk from surface to -320m. The vertical shaft will be used to provide downcast ventilation, man access, and all services necessary for mining such as telephone, signal and power cables, pumping, compressed air, service water, drinking water and drain columns.

The shaft will be equipped with rope guides, fixed at the bottom of the shaft and tensioned in the headgear. Spearpoint guides will be installed in the bank area and at the bottom of the shaft. Crash beams will be installed in the headgear and at the bottom of the shaft.

To avoid congestion of traffic in the ramp, rock-hauling operations will be scheduled with material requirements, equipment and personnel movement.

To avoid damage to the pipes, suspension of all service columns and power cables should not be below the upper impact line of any mobile equipment.

Capital costs have been estimated at the appropriate level with the back up of budget quotes from major equipment suppliers.

19.1.3 Rock Engineering Aspects

Modder East and UC prospect areas are located on the East Rand, north of the town Springs and south of the N12 Witbank highway. The location of the proposed mining area with respect to surface infrastructure (including roads, rail lines, surface dams and watercourses) is illustrated in Figure 4.2. The design of the underground pillar and stoping layout is such that neither pillar failure, significant

convergence nor extensive panel collapse is expected. In addition, it is likely that ground contained in fault losses will contribute to regional stability. No significant surface subsidence in the vicinity of any surface structures, particularly the Spoornet railway lines, is anticipated.

The shaft pillar has been sized at 36m x 36m which should be sufficient to maintain vertical strain and induced vertical stress within generally accepted limits.

SRK undertook a preliminary geotechnical assessment of the expected ground conditions based on the drill core from DD 28 deflection 6. Using Laubscher's rock mass ratings and Barton's Q system of rock mass classification, the rock mass can be described as fair to very good. Facies variations within both reef packets can be expected to influence rock mass quality and the possibility of poorer quality ground existing in some areas cannot be precluded. Identification of and management of changes in ground conditions will be undertaken as part of the normal mining process.

The Safety Factor for the pillar layout and panel span varies with depth and rock mass strength as shown in Table 19.1. Safety factors are generally acceptable.

Table 19.1: Summary of Pillar Design Calculations – Modder East

Parameter	BPLZ	Kimberley	Kimberley
Depth below surface	300m	300m	500m
Stoping Width	0.9m	0.9m	0.9m
Design Rock Mass Strength	62MPa	77MPa	77MPa
Panel Width	25m	25m	25m
Pillar Size (L x W)	6m x 4m	6m x 4m	6m x 4m
Effective pillar width	4.8m	4.8m	4.8m
Holing size	2.0m	2.0m	2.0m
Extraction percentage	89.7	89.7	89.7
Pillar stress	78MPa	78MPa	130MPa
Pillar Strength	147MPa	182MPa	182MPa
Factor of Safety	1.9	2.3	1.4

It is expected that pillar strengths will vary due to factors such as lithological changes that will effect material strength, facies changes that will effect the mining height and mining practice that could result in undersize (or oversize) pillars. With the high extraction percentage planned, (approximately 90%), small changes in pillar geometry or strength could rapidly reduce pillar strength and safety factor to unacceptable levels. A system to monitor pillar condition should be incorporated into the Code of Practice to give adequate warning of any pillar instability.

The planned panel spans of 25m for the BPLZ have been verified by the preliminary geotechnical investigation done by SRK. Where adverse geological features are intersected, additional stope support or in-stope pillars may be required to ensure local stability of the affected stope area.

SRK concurs that the recommended stope face and permanent support specifications are feasible and can be refined once mining has started and the required support resistances can be determined.

A comprehensive geotechnical investigation of the portal site has been undertaken to minimise the risk of encountering sink holes within the dolomite formations. The support recommendations for the open cut and decline design require a high level of rock engineering input, as these are critical excavations to the success of the mining operation. The support designs are based on empirical relationships and must be justified by sound ongoing examination of rock conditions during development. No foreseen problems are expected. SRK concurs with the tendon support design method for the decline, passing bays, excavation intersections and footwall development. The Study has made provision for the use of shotcrete in areas of poorer quality ground.

The mine study proposed a Y-legged ore pass design, with a 60° angle between the Y legs, for handling ore from reef horizon to the footwall tramming. The proposed design should remain stable for the life

of the ore pass. Possible failure of the wedge between the two ore passes could occur, due to scaling of the ore passes, poor ground conditions or abnormal geological structures. Inclusion of multiple ore passes per raise line in the DFS mitigates against any risk such failure could introduce.

Where the Black Reef is overlain by dolomites, the risk of water inundation must remain a risk to mining and demands constant vigilance notwithstanding that the boreholes drilled for valuation purposes did not intersect large quantities of water. In mitigation, it was reported that mines in the East Rand Basin in the area of Modder East, have been dewatered to 750m, depressing the local water table to below the mining elevation of the Black Reef.

Footwall development shows a line of in-stope grid pillars directly above the footwall drive. Although the planned middling is 25m, stress concentration on the footwall drive may result in scaling under poor ground conditions and monitoring of the design performance is recommended. Pre-stressed stick support is considered adequate for support within the stope. The support design criteria will be regularly evaluated against the Code of Practice for the mine and revised as necessary.

19.1.4 Mining Method Description

The mining method selected for the BPLZ stoping is conventional narrow reef mining as practiced widely in the South African gold mining industry. Though the mining will be serviced by a trackless footwall infrastructure, all access to the reef horizon and all on-reef excavations will be mined in a conventional manner (Figure 19.2-A).

A plan showing the area to be stoped on the BPLZ horizon is given in Figure 19.2-B.

Each stoping panel is 29m wide in the direction of advance including a 4m pillar. This provides a maximum span of 25m as stipulated by the rock engineering design. The ASG is planned at 1.5m wide and 2m high. The remaining 23.5m of the panel is planned at a stope width of 1.0m. The strike length allowed for each panel is 90m including the raise development and ledging sections. Panels will be mined in a strike direction with the ASG leading by at least 2 m.

The mining method used on the UK9a reef will be very similar to that used on the BPLZ reef horizon. The most significant difference in the two reefs is that the UK9a reef dips at between 6° and 12°. Access to the stopes will be via a travelling way developed at an inclination of 34° from the UK9a footwall haulage (Figure 19.3-A). On the uppermost level of the UK9a mining, a vent raise will be developed to hole into the BPLZ reef horizon. All return ventilation from the UK9a mining will pass through this ventilation raise and be returned to the exhaust ventilation shaft to surface via the old workings on the BPLZ horizon. A single ore pass will service each raise line. Back lengths are nominally 232m but due to the size and shape of some of the identified mining blocks some raises are as long as 300m long. A maximum of six panels will be worked per raise line at any one time, resulting in a maximum of three panels being blasted per shift.

A plan showing the extent of stoping on the UK9a reef horizon is given in Figure 19.3-B.

19.1.5 Development

The underground infrastructure for access to the stopes for men and material and for transport of rock will be positioned in the footwall of the reef. In both the BPLZ and the UK9a reefs the footwall infrastructure will be positioned 25m vertically below the reef horizon. This allows the stope ore passes to accommodate one full shift's expected production. The footwall infrastructure is designed for trackless diesel powered trucking as well as men and material transport.

On the BPLZ footwall elevation the layout will consist of a footwall haulage running West and East from the tip positions. The footwall haulage will be 5m wide by 5m high. Loading cross cuts will run

North and South from the footwall haulage to the extremities of the orebody (Figure 19.1). Loading cross cuts are 4.0m wide by 4.5m high. Truck loading boxes will be located in the loading cross cuts to control the loading of ore from the stope ore passes into the trucks. Material bays will be established at the entrance to each raise line from the loading cross cuts. A travelling way of 3m wide by 2.5m high will lead from the material bay to the stope above. This layout is made possible by the very flat dip of the BPLZ reef.

A tipping arrangement will be established on the footwall below the BPLZ. Trucks moving ore and waste from the stopes and development ends will discharge into tips here. An ore and a waste silo which each can contain 2,300 tonnes will be established below the BPLZ footwall drive. Trucks hauling rock to surface are filled from the loading chutes below the silos.

To access the UK9a stopes, footwall haulages will be developed West and East from the central access decline. The material bays and stope loading boxes will be located in the footwall haulages. The strike length of the mining blocks on the UK9a reef will be limited, with each footwall haulage servicing a maximum of three stopes. The positioning of loading boxes in the footwall haulages will not be expected to cause excessive congestion.

19.1.6 Ventilation

There are no regulations in South Africa at present regarding the minimum quantity of air to be delivered, but good practice is to provide at least 0.06m^3/s per rated kW at the point of use. This quantity is required when the equipment is operating, irrespective whether the equipment is working hard or idling.

For normal mine development, the Study makes provision for a dilution quantity of 0.075m^3/s per rated kW. For decline development, where a dedicated end is served by the diesel equipment, a dilution factor of 0.06m^3/s per rated kW at the point of use is defined. These overall dilution factors are acceptable. Mine standards will ensure that more equipment than allocated in the design is not allowed into these areas. Ongoing occupational hygiene and ventilation monitoring will also ensure that more air can be delivered to areas if pollutant criteria are exceeded. Proposed ducting will be able to carry additional air, but additional fans may be required, depending on delivery distances.

The Study determined that a minimum mine flow of 400m^3/s is required (based on a minimum face velocity of 0.5 m/s). This is acceptable, provided that mechanised development headings are allocated sufficient air for pollutant dilution. If the diameter of upcast bored holes is increased, more air could be circulated at reduced main fan pressures, but a detailed economic analysis would be required to evaluate raise bore costs vs. fan capital and operating costs.

Using costs given in the Study, about US$0.3million provision has been made for secondary ventilation capital equipment (fans, ducting, ancillaries) for development of the declines, footwall drives and haulages. The amounts specified are reasonable.

The operating cost schedules allow for replacement of ducting in headings at a rate of 1.6m per month. With high standards of duct maintenance this could be feasible. In addition, provision is made for a certain amount of recovery in the costing.

The trucking operation and logistics services are in intake airways. This is considered a moderate risk, although the vertical shaft will act as an auxiliary intake airway.

Special operating procedures should be compiled for the handling of fires in the decline and footwall haulages.

19.1.7 Mine Planning

The development crew consists of 3 teams with an appropriate trackless fleet that have the capacity to advance 252m per month while mining multiple ends or 222m while mining a single end. In the priority decline development, the advance rate is planned at 98m per month, supplemented by muck bays at 60m per month, totalling 178m per month. On completion of the decline, the number of available development ends increases with the footwall development and the maximum advance rate per month on any end reduces to 84m per month.

It is intended that in each raise line, consisting of 16 panels with 8 on either side of the raise, 12 panels will be worked at any one time. This is to allow for spare faces for crews to move to should any face be stopped or encounter geological problems such as a fault or dyke. Mining of 6 panels per shift for 2 shifts per day also reduces the amount of activity in a particular raise, reducing congestion in the handling of rock and material. Factors used to determine face advance and tonnes produced are shown in Table 19.2.

Table 19.2: Calculation of Face and Tonnes Produced per Month Advance per Panel

Calculation Parameter	Value
Hole length (m)	1.00
Angle (degrees)	70
Advance per blast (m)	0.85
Blast efficiency	70%
Days per month	30
Face advance per month (m)	18.0
Tons per blast	66
Average tons per day	45.6
Tonnes produced per month	1357

Each panel can be expected to produce 1,357tpm .

19.1.8 Production Scheduling

The production was scheduled for the LoM using the Mine 2-4D Scheduling package.

The decline development was based on using trackless mining equipment. The advance rates detailed in Section 19.1.7 are based on bench marking with other similar projects as well as calculated productivities.

Once the decline reaches the BPLZ footwall position and footwall development commences, the advance rates per end used in the mine schedule are 80m per month.

Travelling ways, stope ore passes, raises and advance strike gullies will all be developed using conventional hand held rock drills and air legs. The advance rate used in the schedule is 30m per month for travelling ways, 50m per month for raises and 20m per month for ore passes. Key milestones in the development schedule are:

- Month 3: Complete box cut excavation.
- Month 20: Decline reaches BPLZ footwall elevation.
- Month 30: Decline reaches first UK9a footwall drive position.
- Month 33: Shaft commissioned.
- Month 38: Silos and truck loading arrangement completed.

First ore production is achieved in month 25 from reef development. Ledging commences in month 30. Full production of 70ktpm is reached in month 57 of the project. Full production is maintained for

some 6 years after which production tails off for the last two to three years of the mine's life. Production profiles of the ore milled and the gold recovered by reef type are shown in Figure 19.4 and Figure 19.5 respectively.

The split of ore produced from the two reef horizons is not constant throughout the life of the mine, but BPLZ ore makes up 76% of the total reserve.

19.1.9 Manpower

The Study has determined that the labour complement required for the Project at steady-state production is 1,377 personnel (Table 19.3).

Table 19.3: Summary of Labour Complement at Steady-state production (month 57)

Labour Summary	Complement at Steady-state
Stoping	950
Development Opex	36
Development Capex	111
Logistics	51
Mining supervision	14
Engineering (mining)	93
Engineering (Plant)	16
Metallurgical process	39
Technical services	22
Administration and Finance	40
Management	5
Total Labour Complement	**1,377**

SRK was advised that the total production complement on the mine in Table 19.3 excludes any leave or relief provision, although the team composition has taken sick absenteeism into account. Aflease Gold accommodated this in the Study by increasing the labour rates by 8%. These adjusted labour rates were higher than the aggregate labour rates paid by neighbouring mines in the East Rand, but can be considered low in the range of salaries paid in the industry.

19.1.10 SRK Comments

The selection of the mining method and infrastructure access proposal is appropriate for the size and depth of the Mineral Reserves.

The average operating cost for the LoM is US$30.80/t, which appears low when benchmarked against the costs of similar narrow reef mines. It is understood that all waste development has been capitalised over the LoM, which accounts for the lower operating cost.

No fatal flaws in the mine design, ventilation and rock engineering aspects have been identified in the review that could materially impact on the implementation of the project. The support recommendations for the open cut and decline design must be justified by sound geotechnical investigation of the rock mass properties, although no foreseen problems are expected.

Plant and equipment required to achieve the forecast rates of mining are included in the capital estimates discussed in Section 19.4.


-55000
-54000
-53000
-52000
-2898000
-2898500
-2899000
-2899500
LEGEND:
Decline
UK9a development
BPLZ development

SRK Consulting
Engineers and Scientists

AFLEASE GOLD
Modder East - Plan of Development Layout

FIGURE 19.1



WEST SIDE OF STOPE
EAST SIDE OF STOPE
LIMIT OF STOPE
W1a
E1a
E2a
E3a
E4a
WEST ORE PASS
EAST ORE PASS
TRAVELING WAY
W1b
E1b
E2b
E3b
E4b
MATERIALS BAY
FOOTWALL DRIVE

A: Sketch Illustrating BPLZ Stope Operation



B: Extent of Mining on the BPLZ

SRK Consulting *Engineers and Scientists*	**AFLEASE GOLD** Modder East - BPLZ stope layout and Mining extent in LoM	FIGURE 19.2


DIRECTION OF DIP
FOOT WALL DRIVE
FOOT WALL DRIVE
MINING PANELS
REEF
TRAVELING WAY
ORE PASS
TRAVELING WAY
ORE PASS

A: Sketch Illustrating UK9a Stope Operation


-55000
-54000
-53000
-52000
-2898500
-2898500
-2899000
-2899000
-2899500
-2899500
-2900000
-2900000

B: Extent of Mining on the UK9a

SRK Consulting *Engineers and Scientists*	**AFLEASE GOLD** Modder East - UK9a stope layout and Mining extent in LoM	FIGURE 19.3


RoM ore (kt)
900
800
700
600
500
400
300
200
100
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
BPLZ
UK9a
Development

Figure 19.4: Production profile – ore milled by reef type


Gold recovered (kg)
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
BPLZ
UK9a
Development

Figure 19.5: Production profile – recovered gold by reef type

19.2 Recoverability

Limited bottle roll dissolution tests were conducted on channel samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex. Diagnostic leach and gravity concentration tests were conducted on bulk samples of Black Reef and UK9a Reef ores. Variability metallurgical testwork was conducted on 8 Black Reef samples, 6 Channel Facies samples and 4 UK9a Kimberley Reef samples. Based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a respectively.

19.3 Tailings Disposal

The following summarises all the findings regarding the tailings dam facility ("TDF") for the Project.

Several options were examined to site the TDF. The selected site for the TDF lies within the boundaries of the mineral rights area that Aflease Gold owns presently and is on the site of an old reclaimed tailings dam immediately northwest of the planned mining footprint (see Figure 4.2). The zone of influence of the TDF could impact on the Enstra factory site and Cowles Dam to the south, but

will not extend as far as the Blesbokspruit wetlands and bird sanctuary to the east.

The tailings product will be deposited using the ring paddock system conventionally employed on South African gold mines, utilising an upstream deposition method of construction.

The TDF has been designed according to the following parameters:

- The deposition rate will be 70ktpm,
- The maximum supported rate of rise (RoR) of 2.5m/yr,
- The maximum height of the dam will be approximately 20m,
- The expected LoM is 15 years,
- The footprint of the TDF will cover an area of approximately 62ha,
- The outer slopes will not exceed 1:3,
- The berm slopes will be restricted to less than 1:1.5,
- The decanting system should be sufficient to drawdown the 1:50yr storm in 72 hours,
- The freeboard from the penstock intake point to the perimeter berm should be 1.2m.

The description of the conceptual engineering for the TDF corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations of safety and stability, in terms of slope geometry, gravity decanting facilities, under-drainage, and rate of raise. SRK believes though that the installation of the piping for the berm drains is impractical and should be revisited. The return water dam will be lined with a compacted clay layer to prevent seepage of contaminated water into the ground. The post-closure monitoring included by SRK (Section 19.4.5) should cater for 5 years of aftercare costs related to the TDF.

The capital cost of US$2.6million is an order of magnitude estimate and appears to be on the low side. SRK could find no provision for return water pumping requirements, but understands that the capital costs of the pumphouse infrastructure are included in the plant capital estimate.

The monthly operational cost of US$0.12/t covers the labour and supervision for a normal operation of a gold tailings facility. SRK believes this figure is on the low side, but reasonable.

The operational strategy for water management is to maximise recovery of water from the tailings dam. Reclaimed water in the decant water pond will be intermittently pumped by the decant water pump to the process water tank at the plant on an as needed basis, so as to maintain the pond level within set limits. It is expected that about 50% of the process water in the slurry arriving at the TDF can be returned to the plant.

The description of the conceptual engineering for the TDF for the Project corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations of safety and stability, in terms of slope geometry, decanting facilities, under-drainage, and rate of raise. SRK is satisfied that the proposed design will work and accommodate the 10 year LoM plan.

19.4 Environmental Considerations

19.4.1 Introduction

The following section includes discussion and comment on the environmental management aspects of the Project. Specifically, detail and comment is included on the status of the environmental issues, environmental legislation and authorisations (see Section 4.2.5), environmental management systems and environmental liabilities associated with the Project.

The proposed Modder East operations near Benoni in Gauteng are located in an area which has been historically mined for gold and therefore disturbance in the form of old headgear, mine buildings and mine residue deposits is apparent. It is proposed that the majority of infrastructure needed for this

operation be located on the site of the reprocessed old ERGO tailings dam. The site is located immediately to the west of the Blesbokspruit, which downstream forms part of a Ramsar Wetland Site (of international importance) and drains to the Vaal River, which supplies domestic water to Gauteng as well as parts of the Free State, Mpumalanga and North West Provinces.

19.4.2 Environmental and Social Policy and Management

As part of the Study for the Project, some detail is provided on how Aflease Gold plans to implement environmental and social management on site. Environmental operating costs associated with monitoring, outside services and analyses have been estimated to be US$0.06million per year, as from January 2009 onwards. In addition, an annual provision for SLP initiatives to cover *inter alia* human resources development, HIV/AIDS awareness and management of downscaling, of US$0.1million has been included in the operating costs. These amounts are seen to be reasonable.

19.4.3 Compliance with Legislation, Authorisations and Internal Requirements

To date there are no internal requirements, therefore the only obligations are those required by the South African government. Although Modder East has an approved EMPR in terms of Section 39(1) of the Minerals Act, the EMPR is based on a mining process that will not be implemented, as the approach to the Project has changed. Aflease Gold is in the process of compiling the necessary documentation in support of an application for conversion of its old order mining right to a new order mining right in terms of the MPRDA. The documentation needed for this application includes:

- the development of a SLP per section 46 of Regulation 527;
- an environmental scoping report as per section 49 of Regulation 527;
- an EIA report as per section 50 of Regulation 527;
- an EMP that complies with sections 51, 53, 54, 55 and 62 of Regulation 527;
- a water use licence application ("WULA").

Although none of the above conversion documentation has been submitted to the authorities, Aflease Gold has advised SRK that they are in various stages of completion. Aflease Gold envisages that the final EMP document and the WULA can be submitted to the DME in August 2006.

Within the proposed budget for work to be completed during 2006, provision of some US$0.2million has been made for the EMP, EMPR amendment, WULA and groundwater studies. This amount is considered adequate for the necessary work.

19.4.4 Key Environmental Issues (liabilities and risks)

Key issues are discussed below. A number of potential impacts listed below have been identified in the EMPR but these are considered to be adequately controlled or of a low significance so are not discussed further. Radiation issues are not covered by the EMPR, but Aflease Gold will be addressing these in the amendment. It is assumed that radiation issues are not expected to be a problem at this site. However, this will need to be confirmed in writing with the NNR.

Environmental findings are at a baseline level of investigation, so classification of environmental impacts cannot be finalised at this stage. Environmental studies conducted to date include assessments of surface and ground water, air quality, soil pollution, land use capabilities, ecology, heritage/archaeology, noise, waste management and blasting. These studies are still in progress and input into the EIA and EMPR documents still has to be compiled.

- **Historical liabilities:** It is not clear in the documentation reviewed, what the situation is with respect to the pre-existing environmental liabilities resulting from historical mining activities in the area. No significant information has been seen on the residual contamination of the soils and sediments associated with the footprint of the reprocessed ERGO tailings dam, which will become the footprint for the new tailings dam, return water dam and waste rock dump. However, a detailed groundwater study has been completed based on existing boreholes and data as well as a number of new boreholes. The groundwater regime has been modelled, yielding predictions of groundwater movement and quality through all phases of mining and closure. The investigation concludes that groundwater contamination from the future Modder East operations should not exceed historical contamination levels in the footprint area, and provides recommendations to minimise impacts on surrounding features including the Blesbokspruit, Cowles Dam and Grootfontein Mine. These conclusions and recommendations are seen as reasonable. It is understood that other studies defining the historical liabilities will be undertaken during 2006 and are included in the budgets indicated above.

- **Ground water management:** Ground water flow and containment movement during mining and post closure will be influenced by a number of dykes and faults. Linkages with the Cowles dam and the Blesbokspruit are expected along these features and the upper aquifer. Water authorities regard this upper aquifer in the Chuniespoort dolomites as highly important for the base flow contribution to the Blesbokspruit. The impact of potential surface contamination activities is not expected to exceed the remnant ground water contamination in the old Ergo tailings dam footprint. As only shallow mining is envisaged, extensive dewatering may not be required in the earlier stages of mining, but in the final 6 years of mining (in the potentially wetter areas), inflows of between 6 and 11 Ml/d may be expected, mainly from Cowles Dam.

- **Pollution potential of mine residues:** The pollution potential of the mine residues (waste rock and tailings) has been estimated as part of the tailings dam design. Geochemical analyses have shown that there is potential for acid drainage from the mine over the long term. However, if the mine floods quickly after closure, oxidation of the pyrite will be limited. In addition, alkaline water from the dolomites should minimise the generation of acid water, but will result in the elevation of dissolved sulfate concentrations. As there are known ground water users in the area, the appropriate mitigation measures should be included in the mine residue deposit design and EMPR, and effective management plans detailed in the EMP. At present there is no plan to introduce cyanide detoxification systems on the assumption that cyanide concentrations in waste process streams will be controlled naturally by photolysis, which may or may not prove effective.

- **Compliance with Regulation 704:** There are no specific references to Regulation 704 in the EMPR. There is a need to get conceptual water management measures agreed in the EMPR and then provide the detail in the water use licence application. Compliance with Regulation 704 is not considered a fatal flaw providing the relevant design engineers take into account its requirements.

- **Cultural:** An African cemetery is located on the northern edge of the project area. Aflease Gold intends to fence off the cemetery and leave it totally intact and undisturbed, allowing access to the communities to the west and preventing disturbance from the mine infrastructure to the east. SRK understands that consideration was being given to using the historical shaft infrastructure located just to the south of the N12. Due to its age (expected to be over 60 years old), the site is considered of historical importance and any disturbance to the buildings may require approval from the Provincial Heritage Resource Agency. Clarification on this issue will need to be obtained during the EMPR amendment/ update process.

- **Closure planning:** A conceptual closure plan is presented in the Study, which takes into account the key aspects that will require rehabilitation on closure of the mine.

19.4.5 Decommissioning and closure liabilities

The environmental costs relating to decommissioning are described in the Study and take into account the waste rock dump, processing plant, tailings dam, shafts, associated buildings and related surface infrastructure. There is no detailed breakdown with rates so the value of US$1.95million cannot be evaluated in detail, but appears sufficient for the items listed. Gold recovery and sale of infrastructure should mean that the cost of plant demolition is negligible or even profitable. However, DME guidelines do not allow for salvage value to be included unless an agreement in writing can be shown with a reputable salvage contractor.

The post closure monitoring has not been included in the cost provision. Using the annual environmental operating cost of US$0.06million set out in the Study, SRK has added a provision to cover monitoring costs for 5 years post closure of US$0.3million.

19.4.6 Financial Provisions

The operational and rehabilitation budgets and budgets provided for additional studies or EMPR amendments appear generally adequate, although SRK could find no specific provision for five-yearly revisions to closure costs/plans and groundwater model. If these revisions have been omitted, the impact on the costs is likely to be less than US$0.2million over the LoM. The closure estimate for the Project as defined in the Study is reasonable, although it has not allowed for post closure environmental monitoring for five years.

To date closure liability provision has been handled by a trust fund at NKMC (New Kleinfontein Mining Co Rehabilitation Trust – IT 3475/95) and a number of bank guarantees for the Project, with a total value of US$0.18million. In future, additional amounts will have to be added to this to cover the estimated closure liabilities shown in Table 19.4.

The expected operational, capital and closure costs for Modder East are summarised in Table 19.4.

Table 19.4: Expected operational, capital and closure costs for Modder East

Activities	Cost provision (US$'000s as at 2006)
Operational costs per annum	
Proposed operational budget from 2009 (environmental)	59
Annual provision for SLP initiatives	100
Ongoing capital costs	
EMPR update, specialist studies and water use licence application	137
Closure liability	
Liability as determined by Study	1,950
SRK estimated additional liability (post closure monitoring)	**296**
Total estimated closure liability	**2,246**
Provision for closure at end of life of mine in Trust Fund	186
Outstanding provision to be funded over life of mine	2,060

19.5 Capital Costs

Table 19.5 gives the projected capital expenditure estimates for the Modder East project in 1 January 2006 real money terms, split into project and sustaining capital requirements. Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. The costs were estimated in South African Rands ("ZAR") and converted to US Dollars at ZAR6.585=US$1.00. Capital cost estimates for the electrical supply assume a mix of new and second hand switchgear and transformers. SRK is satisfied that sufficient work in the mine design and mining capital infrastructure has been done to give confidence at a nominal level of accuracy of -10% +15%. A contingency of 10% has been applied to all capital items in the Study, which is reasonable.

The provision for environmental closure included in the Study capital budget has been removed, as it is treated differently in this ITR.

The CIL plant is rated at 70ktpm. SRK has adjusted the ongoing capital provision to be 3% of operating cost excluding labour in any given year less any identified capital.

Table 19.5: Modder East Project: Capital Expenditure Estimates

Capital Item	Units	Project Capital	Ongoing Capital	Total Capital requirements
Surface engineering	(US$'000)	15,155	626	15,781
Capital Development	(US$'000)	34,885	1,441	36,327
Mining equipment	(US$'000)	8,857	366	9,223
Replacement equip	(US$'000)	0	2,743	2,743
Shaft sinking	(US$'000)	9,037	373	9,410
Underground engineering	(US$'000)	1,890	78	1,968
Process Plant	(US$'000)	19,242	795	20,037
Tailings dam	(US$'000)	2,565	0	2,565
Preproduction costs	(US$'000)	5,984	0	5,984
Environmental (Initial Sum)	(US$'000)	346	0	346
Design	(US$'000)	1,422	0	1,422
Contingencies	(US$'000)	8,461	53	8,513
Total Modder East	**(US$'000)**	**107,844**	**6,476**	**114,320**

The capital estimate for the plant is based on the use of new equipment and is considered to be realistic.

As construction costs for tailings dams are very sensitive to the footprint of the impoundment, location from plant, land rights, and other site related issues, the costing presented is based on the assumption that a new facility will be constructed within the available area.

19.6 Operating Costs

19.6.1 Mining

The operating costs have been prepared using zero-based costing techniques, assuming reasonable consumable consumption levels. The ratio of development to stoping is roughly in line with industry norms. SRK was advised that the total complement on the mine is 1,377, of which 56 are plant personnel. This excludes any leave or relief provision, although Aflease Gold has catered for this by increasing the base labour rates by about 8%.

The average LoM operating cost for all mining is US$20.87/t, which appears low when benchmarked against the costs of similar narrow reef mines. Aflease Gold advised SRK that all development costs were treated as capital expenditure in the DFS. If the total development cost after start of plant production is converted to a cost per tonne of ore mined, the average LoM mining cost would increase by US$3.49/t to US$24.36/t, which appears reasonable.

19.6.2 Processing Plant

Operating costs for the Modder East Plant (Table 19.6) were developed as part of the Study. Operating costs estimates were determined using zero-based costing techniques, assuming reasonable consumable consumption levels and are in 1 January 2006 money terms.

Table 19.6: Modder East – Process Plant Operating Cost Estimate

Component	Unit Cost (US$/t)	
	BPLZ	UK9a
Salaries & Wages	1.08	1.08
Stores & Materials	3.36	2.46
Maintenance	0.40	0.40
Power	1.01	0.98
Other	0.24	0.24
Total Modder East Plant Cost	**6.09**	**5.16**

19.6.3 Total Operating Cost

The average operating cost for the LoM of the Project is US$30.80/t of ore milled. Conversion of the capitalised development costs into an operating cost increases the average LoM cost to US$34.29/t, which while on the low side is reasonable in comparison to similar narrow-reef operations.

19.7 Markets

Forecasting the gold price has historically been notoriously difficult. Many analysts have ascribed the significant increase in the gold price since 2003 to a weakening dollar while there is a school of thought whose assessment it is that gold is in a significant bull-run.

The gold price in real terms used in the valuation of US$629/oz was the ruling price as at the valuation date of 01 June 2006. The reasonableness of the gold price in real terms was confirmed by reference to research data from the Bureau for Economic Research, (BER) at the University of Stellenbosch. The data indicated an average real gold price of US$608/oz in 2006.

In South Africa it is important to consider the gold price in terms of SA Rand/kg as the majority of costs are in Rand and the total revenue is in US$. The exchange rate of Rand to US$ is therefore of importance in determining a R/kg price. The exchange rate of R to US$ has been volatile in the past and has proved difficult to forecast, there is however a discernible long term trend.

Modder East will sell its gold in US$ to the Rand Refinery and is then compelled by the South African Reserve Bank to convert the proceeds back to Rand. Gold Producers are therefore effectively selling their product in Rand although there may be up to a ninety day difference between receiving the proceeds in US$ and converting it back to ZAR.

A real gold price of R133,063/kg has been used in the valuation (US$629/oz at R6.58 to 1US$). The corresponding price forecast by the BER was R128,425/kg, a 3.6% difference.

SRK analysed the long term trends for the R/US$ exchange rate from 1979 and the US$ gold price from 2002 in order to identify long term trends. From the analysis it was established that the price of R133,063/kg was slightly higher than the long term trend in the years 2006 to 2008 but was below the projected trend for the subsequent years. The Modder East Project will start ramping up in production from 2009 onwards.

Recent SRK experience indicates that South African gold mines are utilising a real gold price of about 130,000R/kg in their budgets and LoM plans, with variations in the US$ gold price and R/US$ exchange rate. The long term nominal prices used in the valuation are below the projections determined from long term trends.

In light of the above analysis SRK are of the opinion that the real gold price and the long term nominal prices used are reasonable.

Aflease Gold is currently a development company, and will not produce significant gold until the Project is commissioned in 2009. The Project will not have a significant impact on global and South Africa's annual gold production and so will have no impact on the dollar gold price.

SRK used a real gold price of US$629/oz and a real exchange rate of ZAR6.585=US$1.00, being the gold price and exchange rate ruling at 1 June 2006, as the base case for valuation purposes (Table 19.7). Assumed inflation rates for the USA and South Africa are also shown in Table 19.7.

Table 19.7: Macro-Economic and Commodity Price Assumptions

	Macro-Economic Data			Gold price (Real)	
	(ZAR: US$) (Real)	(RSA CPI) (%)	(USA CPI) (%)	US$/oz	ZAR/kg
Base Case	6.585	6.00%	2.00%	629	133,167

19.8 Contracts

The sale of gold to the Rand Refinery Limited ("RRL") is handled according to standard practice in South Africa. Aflease Gold and RRL operate according to a non-member agreement, i.e. an agreement for a company that is not a member of the Chamber of Mines of South Africa. RRL smelts and refines the gold according to an agreed set of charges. RRL then sells the gold and associated silver on behalf of the mining company on the international bullion market, for which a realisation charge is levied (essentially a marketing fee).

SRK understands that Aflease Gold has not entered into any hedging or forward sales contracts or arrangements for the sale of the gold produced.

19.9 Taxes

In South Africa, mining companies are taxed in accordance with the definitions of mining and non-mining income. The non-mining income of the Project will be taxed at a rate of 38%. The South African mining tax rate formula is expressed as: y=a - (b/x), where "y" represents the rate of mining tax and "x" is the ratio between taxable income and taxable revenue from gold mining expressed as a percentage. The "a" and "b" factors for the Project are 37 and 185 respectively.

South African mineral royalties (see Section 4.4.3 on the Royalty Bill) have not yet been formalised in terms of when and if operations located in South Africa would be liable and what percentage of net revenue would be payable should the royalties become law. The royalty for gold of 3% presented in the draft bill would in any event not become due until the expiry of the transitional arrangements. SRK has incorporated the royalty into the FM from 1 May 2009.

The Secondary Tax on Companies ("STC") is calculated at 12.5% of the value of dividends paid out to shareholders. This tax has been excluded from the projections in the FM.

19.10 Economic Analysis

19.10.1 Introduction

The following section presents discussion and comment on the methodology used to generate the FM for the Project and a sensitivity analysis of financial projections against various parameters considered material to this project.

19.10.2 Basis of the Economic Analysis of the Project

SRK has developed a FM for the Project that is based on annual cashflow projections ending 31 December, with technical and economic parameters stated in 1 January 2006 money terms. In generating the FM for the Project, SRK has:

- Incorporated the macro-economic and gold price assumptions as set out in Table 19.7;
- Relied upon Aflease Gold for all accounting inputs with respect to unredeemed capital, assessed tax loss, debtors, creditors and stores as required for the generation of the FM (Table 19.8);
- Relied upon Aflease Gold that the calculation of nominal cash flows is in accordance with the fiscal regime within which it operates and are accurately reflected in the FM;
- Included any potential new order mineral royalties which may be applied to the Project with effect from 1 May 2009;
- Reported a DCF valuation, dated 1 June 2006 for the Base Case LoM plan;
- Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, grade, total working costs and capital expenditures on the DCF valuation for the Base Case for the Project (see Tables 19.10 to 19.13);
- Not included any salvage value for plant and equipment on cessation of operations;
- Not incorporated the Secondary Tax on Companies ("STC") into the projections.

Table 19.8: Taxation and Working Capital Input Parameters as at 1 June 2006

Tax Entity	Units	Unredeemed Capital	Assessed Losses
Aflease Gold	(US$m)	5.1	2.2
Working capital		**Trading days**	**Take-on balances (US$m)**
Debtors	(days)	30	0.4
Creditors	(days)	30	0.7
Stores	(days)	30	0.0

At the time of writing no indication of the sensitivity of the Mineral Reserve or LoM plans to commodity prices was available. The impacts on the valuation for the Project can be assessed through the sensitivity tables provided.

19.10.3 Post-Tax – Pre-Finance Cash Flows

Table 19.9 presents the post-tax pre-finance nominal cash flows for the Project in US$ terms, which reflects the LoM plan that is based only on the Probable Mineral Reserves. Note that this table is not representative of financial statements as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Aflease Gold level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. Each period reflects the financial year from 1 January to 31 December. The valuation for the Project is derived from the reported cash flows commencing 1 June 2006.

Table 19.9: Modder East Project - Financial Model in Nominal US Dollar Terms

Financial Year	Units	Totals	2006 [1]	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Mining																
RoM Tonnage	(kt)	6,680	0	0	36	491	767	845	834	832	794	840	658	431	153	0
Head Grade	(g/t)	5.0	0.0	0.0	13.6	8.0	4.8	3.3	4.9	5.6	6.0	4.5	3.7	4.1	7.1	0.0
Contained Gold	(koz)	1,074	0	0	16	126	117	90	132	149	152	122	78	57	35	0
Processing																
Feed Tonnage	(kt)	6,680	0	0	0	527	767	840	813	840	813	837	661	431	153	0
Feed Grade	(g/t)	5.0	0.0	0.0	0.0	8.4	4.8	3.3	4.9	5.6	6.0	4.5	3.7	4.1	7.1	0.0
Feed Metal	(koz)	1,073	0	0	0	142	117	89	128	150	156	121	78	57	35	0
Metallurgical Recovery	(%)	88%	0%	0%	0%	87%	87%	88%	88%	89%	88%	88%	88%	91%	95%	0%
Recovered Gold	(koz)	948	0	0	0	123	102	78	112	133	138	107	69	52	33	0
Saleable Metal	(koz)	948	0	0	0	123	102	78	112	133	138	107	69	52	33	0
Sales																
Gold	(koz)	948	0	0	0	123	102	78	112	133	138	107	69	52	33	0
Commodity Prices																
Gold Price [3]	(US$/oz)	721	629	642	654	667	681	694	708	723	737	752	767	782	798	814
Macro Economics																
Exchange Rates	(US$:ZAR)		6.59	6.84	7.11	7.39	7.68	7.98	8.29	8.62	8.96	9.31	9.67	10.05	10.45	10.86
USA PPI	(%)		2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Finanical – Nominal																
Sales Revenue	(US$m)	684.1	-	-	-	82.3	69.8	54.4	79.7	96.1	101.6	80.6	52.6	40.5	26.5	-
Total Working Costs	(US$m)	(287.9)	-	-	(0.2)	(24.4)	(28.5)	(28.3)	(33.3)	(33.9)	(33.9)	(32.1)	(30.2)	(26.3)	(17.6)	0.9
Mining	(US$m)	(161.4)	-	-	-	(9.9)	(16.0)	(18.0)	(18.1)	(18.5)	(18.8)	(19.4)	(19.5)	(15.7)	(7.4)	-
Processing	(US$m)	(49.5)	-	-	-	(3.6)	(5.1)	(5.6)	(5.4)	(5.7)	(5.8)	(5.9)	(6.0)	(4.7)	(1.7)	-
Overheads	(US$m)	(25.2)	-	-	-	(2.1)	(2.7)	(2.8)	(2.8)	(2.9)	(2.9)	(3.0)	(3.0)	(2.4)	(0.8)	-
Environmental	(US$m)	(3.3)	-	-	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	-
Mineral Royalty	(US$m)	(31.2)	-	-	-	(2.9)	(2.6)	(2.2)	(3.4)	(4.3)	(4.9)	(4.1)	(2.8)	(2.3)	(1.6)	-
Terminal Benefits	(US$m)	(15.2)	-	-	-	(0.1)	(1.3)	(0.9)	(1.3)	(0.9)	(0.8)	(1.1)	(0.8)	(1.5)	(6.5)	-
Change Working Capital	(US$m)	(2.1)	-	-	-	(5.5)	(0.5)	1.3	(1.9)	(1.3)	(0.4)	1.7	2.2	0.6	0.7	0.9
Operating Profit	(US$m)	396.2	-	-	(0.2)	57.9	41.3	26.1	46.4	62.3	67.7	48.4	22.3	14.2	8.9	0.9
Tax Deductible Allowances	(US$m)	(121.0)	(10.4)	(21.6)	(39.5)	(15.6)	(10.2)	(4.9)	(6.4)	(5.5)	(3.4)	(1.1)	(1.1)	(1.0)	(0.2)	-
Tax Liability	(US$m)	(88.9)	-	-	-	-	-	(4.7)	(13.3)	(19.2)	(21.9)	(16.0)	(6.9)	(4.1)	(2.7)	-
Capital Expenditure	(US$m)	(121.0)	(10.4)	(21.6)	(39.5)	(15.6)	(10.2)	(4.9)	(6.4)	(5.5)	(3.4)	(1.1)	(1.1)	(1.0)	(0.2)	-
Project	(US$m)	(113.5)	(10.4)	(21.6)	(39.5)	(15.3)	(9.8)	(4.4)	(4.5)	(5.0)	(1.1)	(0.6)	(0.6)	(0.6)	(0.2)	-
Ongoing	(US$m)	(7.5)	-	-	-	(0.3)	(0.4)	(0.5)	(1.9)	(0.5)	(2.3)	(0.5)	(0.5)	(0.4)	(0.0)	-
Final Net Free Cash – Nominal	(US$m)	186.3	(10.4)	(21.6)	(39.7)	42.2	31.1	16.5	26.7	37.5	42.4	31.3	14.3	9.1	6.0	0.9
Final Net Free Cash – Real	(US$m)	156.9	(10.4)	(21.2)	(38.2)	39.8	28.7	14.9	23.7	32.7	36.2	26.2	11.8	7.3	4.7	0.7
Reporting Statistics – Real																
Cash Operating Costs	(US$/oz)	231	0	0	0	122	229	318	221	185	177	233	354	382	396	0

1 Seven months June to December 2006.
2 Includes a provision for separation benefits during the LoM of some US$13million, which should be excluded from the calculation of unit operating cost.
3 The Gold Price is escalated at the USA PPI on an annual basis.
4 All Operating and Capital Costs are escalated by South African CPI (6%).

19.10.4 Sensitivity Analyses

The following tables present the Net Present Values ("NPV") of the real cash flows as derived from the FM (summarised in Tables 19.9) for the Project. In summary they include the following:

- The variation in NPV with discount factors (Table 19.10);
- The variation in NPV based on single parameter sensitivities (Table 19.11). The sensitivity of the project to changes in gold price or head grade can be seen in the variation of revenue in Table 19.10 and in Table 19.13. The sensitivity to variations in operating cost and capital expenditure is also presented;
- The variation in NPV based on twin (revenue and operating expenditure) sensitivities (Table 19.12);
- The variation in NPV based on twin (gold price and exchange rate) sensitivities (Table 19.13).

Table 19.10: Modder East Project: variation of Real NPV with discount factors

Discount Factor (%)	NPV (US$m)
0%	156.9
2%	130.2
4%	108.0
6%	89.5
8%	74.0
10%	61.0
12%	49.9

Table 19.11: Modder East Project: Real NPV – single parameter sensitivity

Sensitivity Range – Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Working Costs	-15%	-10%	-5%	0%	5%	10%	15%
Sensitivity Range – Capital	-15%	-10%	-5%	0%	5%	10%	15%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)
Variation in NPV at 0% DCF							
Revenue	37.7	77.8	117.5	156.9	196.7	235.3	273.9
Total Working Costs	204.8	189.2	172.5	156.9	141.3	124.9	109.1
Capital	178.9	172.0	165.1	156.9	149.9	141.9	134.9
Variation in NPV at 8% DCF							
Revenue	3.7	27.6	51.0	74.0	97.2	119.3	141.5
Total Working Costs	100.8	92.2	82.7	74.0	65.3	56.1	47.2
Capital	92.8	86.9	80.9	74.0	67.9	61.1	54.7

Table 19.12: Modder East Project: Real NPV sensitivity – varying twin parameter at 8% discount

NPV (US$m)		Revenue Sensitivity						
		-30%	-20%	-10%	0%	10%	20%	30%
	-15%	18.0	41.5	64.7	87.3	110.1	132.2	154.4
	-10%	13.5	37.1	60.3	82.7	105.8	127.9	150.1
	-5%	8.9	32.7	55.4	78.4	101.5	123.6	145.8
TWC Sensitivity	0%	3.7	27.6	51.0	74.0	97.2	119.3	141.5
	5%	(1.2)	23.1	46.6	69.7	92.9	115.0	137.2
	10%	(6.2)	18.6	42.1	65.3	88.6	110.7	132.9
	15%	(11.3)	13.9	37.7	61.0	83.9	106.4	128.6

Table 19.13: Modder East: Real NPV sensitivity – varying twin parameter at 8% discount

NPV (US$m)			Gold Price Sensitivity								
			503	535	566	598	629	660	692	723	755
			-20.0%	-15.0%	-10.0%	-5.0%	0.0%	5.0%	10.0%	15.0%	20.0%
	5.597	-15.0%	2.8	14.8	25.9	37.6	48.5	59.4	70.9	81.6	92.3
	5.927	-10.0%	13.3	24.4	36.1	47.0	57.9	69.3	80.0	90.7	102.3
Exchange Rate Sensitivity	6.256	-5.0%	21.9	33.6	44.4	55.3	66.7	77.4	88.3	99.7	110.3
	6.585	0.0%	29.9	41.1	52.0	63.3	74.0	85.0	96.2	106.8	117.4
	6.914	5.0%	37.0	47.9	59.2	70.0	80.9	92.1	102.7	113.3	123.9
	7.244	10.0%	43.2	54.6	65.3	76.1	87.4	98.0	108.6	119.2	129.8
	7.573	15.0%	48.9	60.1	70.8	82.2	92.8	103.4	114.0	124.6	135.2

19.11 Payback

It is estimated that the Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than 2 years from the start of on-reef development.

The project also benefits from the tax shield provided by the assessed tax loss and unredeemed capital in Aflease Gold.

19.12 Mine Life

A mine life of some 10 years is indicated from the stated reserves.

19.12.1 Inclusion of Inferred Resources

It is common in the normal practice of mining that certain blocks of ground classified as Inferred Resources may be mined along with reserve blocks to maintain continuity in mining and mining layouts. In the LoM plan developed in the Study, some 0.46Mt of Inferred Resources were included in the mine plan. If these Inferred Resources were included in the FM, the NPV at a discount rate of 8% would increase to US$81.8million, an increase of US$7.8million.

20 INTERPRETATION AND CONCLUSIONS

20.1 Interpretation

The Project (comprising the contiguous Modder East and UC Prospect properties) is located in the East Rand Basin, which forms part of the north eastern quadrant of the Witwatersrand Basin. The major gold-bearing horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs and the Main Reef. The Kimberley Reefs and the Main Reef consist of a number of discrete auriferous quartz-pebble conglomerate units hosted within the upper and lower sections of the Central Rand Group, respectively. The Black Reef occurs at the base of the overlying Transvaal Supergroup and is significantly younger than the reefs in the Central Rand Group.

20.1.1 Geology

The gold mineralisation is intimately associated with thin auriferous quartz-pebble conglomerate units and typically defines very extensive roughly tabular orebodies with pronounced linear, trough-like (channel) high grade shoots the geometry of which is controlled by primary sedimentological features. The gold mineralisation consists of free milling gold and is typically very erratic and nuggetty.

At the Project, recent and ongoing surface exploration drilling has delineated significant gold mineralisation associated with the Black Reef and the UK9a and UK5a horizons of the Kimberley Reefs. The principal target is the Black Reef, which dips relatively shallowly to the south between flat and 4° and unconformably overlies the Kimberley Reefs dipping south at 6° to 12°. It is speculated that part of the gold in the Black Reef is derived from the erosion of older Kimberley Reefs and Main Reef conglomerate units. The boundaries of the auriferous Black Reef define a crescent-shaped "shoreline" feature on the erosion surface of the underlying Kimberley Reefs. North of that shoreline the Black Reef consists of barren quartzite.

20.1.2 Drilling

Aflease Gold is currently evaluating the Main Reef occurrences of the Modder East property with an aim to include these in the resource inventory at the end of 2006. The present resource declaration includes no Main Reef Mineral Resources. As part of the routine on-mine exploration, 25 diamond drill holes have been planned for the forthcoming year. A supplementary diamond drilling programme has been designed to explore the potential eastern extension of the BPLZ and UK9a Reefs.

Aflease Gold advised SRK that it is busy drilling for the UK9a Reefs from the underground workings within the Grootvlei Tribute area.

20.1.3 Mineral Resource Estimation

Mineral resources delineated on the Project by surface drilling represent the northeast extension of auriferous zones presently mined on an adjacent property by Petrex. Since 1993, a total of 69 boreholes tested the Black Reef and underlying Kimberley Reefs on the Modder East and UC Prospect properties. Fifty two of the holes have been drilled by NKGM and subsequently Aflease Gold. Drilling is ongoing. In 2005, Mineral Resources were estimated by Aflease Gold and its consultants for the Black Reef and the underlying UK9a Reef. The mineral resource models were created using a three-dimensional block model approach and gold grades were interpolated using simple kriging and inverse distance functions for the Black Reef and UK9a Reef, respectively.

Variography has been based on the full reef composites and work reported by Lavery on an adjacent property has been included within the interpretation of the variograms derived from the present data set. Close-spaced underground channel data were available from the adjacent property to the south of the area being modelled. The BPLZ has been subdivided into three distinct domains based primarily on

interpretation of the metal accumulation and channel width distributions as indicated by the drill hole data. In addition, it is well demonstrated from the Petrex property that the BPLZ accumulation and grade distributions are spatially related to the position relative to the western margin of BPLZ development, a feature colloquially referred to as the "shoreline". At the shoreline, the BPLZ cuts out and the hangingwall quartzites overly the BPLZ footwall directly, however where the BPLZ is developed immediately adjacent to the shoreline feature, the metal accumulation and grade is typically high and decreases systematically towards the east, away from the shoreline feature. The drilling data available within the BPLZ unit on Modder East supports this spatial grade behaviour.

The area of the UK9a that could be considered classifiable as an Indicated Mineral Resource is restricted to the Domain 1 area (see Figure 17.1-C).

SRK is of the opinion that the modelling methodology as described is reasonable and the classification applied is valid, especially when the continuity of mineralisation between diamond drill holes on the adjacent mining areas are considered.

20.1.4 Mineral Processing and Metallurgical Testing

Limited bottle roll dissolution tests were conducted on channel samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex. Diagnostic leach and gravity concentration tests were conducted on bulk samples of Black Reef and UK9a Reef ores. Variability metallurgical testwork was conducted on 8 Black Reef samples, 6 Channel Facies samples and 4 UK9a Kimberley Reef samples.

True representation of the gold extraction on the variability Modder East samples was not possible as the gravity middling produced was totally consumed in the assay and not recombined with the tails for cyanide leaching. Confirmatory test work on additional variability samples is recommended to ensure that all gravity and non-gravity gold material is leached in cyanide.

Only limited information from 6 variability samples on the Channel Facies is available. More confirmatory metallurgical testwork to assess the gold recovery on this ore should be considered.

20.1.5 Mineral Resources and Mineral Reserves

The Mineral Resource statement for the Project as audited by SRK is presented in Table 20.1. SRK certifies that the SAMREC Mineral Resource statement would be identical to one stated in terms of the CIMM 2000 definitions and guidelines and the CIM Standards.

Table 20.1: Modder East Project – SRK Audited Mineral Resource Statement, 31 December 2005

MINERAL RESOURCES	Tonnage (Mt)	Cut-off Grade (cmg/t)	Au Grade (g/t)	Contained Gold (Moz)
Indicated				
Black Reef (BPLZ) + BF [1]	5.72	167	6.07	1.12
Channel Facies	15.20	379	1.32	0.65
Kimberley UK9a Reef	1.35	199	5.47	0.24
Kimberley UK5a Reef	-			
Total Indicated Resources [2]	**22.27**		**2.79**	**2.00**
Inferred				
Black Reef (BPLZ) + BF [1]	0.47	167	3.31	0.05
Channel Facies + BF	-			
Kimberley UK9a Reef	2.50	199	5.00	0.40
Kimberley UK5a Reef	9.70	496	1.82	0.57
Total Inferred	**12.67**		**2.50**	**1.02**

1 BF – Blanket Facies
2 Reported inclusive of Mineral Reserves

The modifying factors for the conversion of Mineral Resources to Mineral Reserves, as estimated by Aflease Gold and its consultants in the Study, are considered by SRK to be reasonable. The resultant Mineral Reserves for the Project consist of contiguous zones of gold mineralisation delineated in the geological model and are shown in Table 20.2.

Table 20.2: Modder East Project – Audited Mineral Reserve Statement, 1 June 2006.

MINERAL RESERVES [1]	Tonnage (Mt)	Au Grade [2] (g/t)	Contained Gold (Moz)
Probable			
BPLZ Mining	5.26	5.28	0.89
Kimberley UK9a Reef	1.42	3.97	0.18
Total Reserves	**6.68**	**5.00**	**1.07**
Total in LoM Plan	**6.68**	**5.00**	**1.07**

1 Mineral reserves included in Mineral Resources.
2 Gold price of US$430/oz (equivalent to R89,653/kg) and mining cut-off grade of 2.75g/t for the BPLZ and 3.49g/t for the UK9a.

In its News Release of 13 February 2006, Uranium One had presented Probable Mineral Reserves for the Project of 10.1Mt at an average grade of 4.02g/t. SRK is satisfied that the reduction in Mineral Reserves between that presented in the 13 February 2006 News Release and this ITR is reasonable and is based on a different mining philosophy which incorporates greater confidence in the geological block model, modifying factors, the level of accuracy of the Study and engineering assumptions made.

20.1.6 Mining

In order to mine the BPLZ and UK9a Reef horizons, a combination of conventional and mechanised mining is proposed - conventional narrow reef methods supported by a trackless footwall infrastructure are suitable for this mining situation. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. This decline will be used as a roadway for vehicles to transport rock and materials in and out of the mine. Additionally a vertical shaft will be sunk and used to transport personnel in and out of the mine and to provide additional ventilation air. The vertical shaft is considered to be the second access as required by South African law.

Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining. Rockbolts and timber props will also be used where appropriate.

The trucking operation and all logistics services are in intake airways. This is considered a moderate risk, although the vertical shaft will act as an auxiliary intake airway.

First ore production is achieved in month 25 from reef development. Ledging commences in month 30. Full production of 70ktpm is reached in month 57 of the project. Full production is maintained for some 6 years after which production tails off for the last two to three years of the mine's life. The BPLZ ore makes up 76% of the total reserve.

The average mining operating cost for the LoM is US$20.87/t, which assumes that all waste development has been capitalised over the LoM.

The support recommendations for the open cut and decline design must be justified by sound geotechnical investigation of the rock mass properties, although no foreseen problems are expected.

20.1.7 Environment

The proposed Modder East operations near are located in an area which has been historically mined for gold and therefore disturbance in the form of old headgear, mine buildings and mine residue deposits is apparent. The majority of infrastructure needed for the operation will be located on the site of a reprocessed tailings dam. The site is located immediately to the west of the Blesbokspruit, which

downstream forms part of a Ramsar Wetland Site and drains to the Vaal River.

Although Modder East has an approved EMPR in terms of Section 39(1) of the Minerals Act, the EMPR is based on a mining process that will not be implemented, as the approach to the Project has changed. Aflease Gold is in the process of compiling the necessary documentation in support of an application for conversion of its old order mining right to a new order mining right in terms of the MPRDA. Aflease Gold envisages that these can be submitted to the DME shortly.

To date closure liability provision has been handled by a trust fund at NKMC and a number of bank guarantees for the Project, with a total value of US$0.18million. Additional amounts will be added to this during the LoM to cover the estimated closure liabilities.

20.1.8 Economic Analysis

SRK has reviewed the technical-economic assumptions in the Study and incorporated these, adjusted where appropriate, into a financial model ("FM"). Using a discounted cash flow technique, SRK has determined a value for the Project on a standalone basis based on the Net Present Value ("NPV") of the project cash flows in the FM. The key results from the FM for the LoM (refer Table 19.9) and NPV analysis (refer Table 19.10) are summarised in Table 20.3. All capital and operating costs for the Project were determined in ZAR and converted to US Dollars at an exchange rate of ZAR6.585=US$1.00, the rate ruling at 1 June 2006.

Table 20.3: Modder East Project – Summary Financial Results

Description	Unit	LoM Total Value
Revenue	(US$m)	684.1
Operating Cost	(US$m)	(287.9)
Capital Expenditure (LoM)	(US$m)	(121.0)
NPV @ 8% real discount	(US$m)	74.0
Average LoM operating cost	(US$/oz)	217
Internal Rate of Return (IRR)	(%)	31%

Aflease Gold decided to fast track the Project and commenced with the initial phase of construction for the Project on 18 May 2006. First production of ore is planned to occur in January 2009, with the steady state of 70ktpm reached in 2010. The Probable Mineral Reserves support a LoM of 10 years.

The Project is able to achieve a payback within four and a half years from the start of decline development and construction.

20.2 Conclusions

20.2.1 Sampling Method

SRK is unaware of any aspect of the sampling procedure that might materially affect the resultant grades of samples recovered from exploration. In the opinion of SRK, the sampling method and approach is appropriate for the purpose of estimating Mineral Resources.

20.2.2 Data Verification

SRK is satisfied that all procedures are conducted according to industry standard practices. SRK is of the opinion that the quality of the current exploration database for the Project is sufficient to allow reasonable interpretation of the lateral continuity of the gold-bearing reefs. SRK is satisfied that the sample security procedures are adequate.

In the opinion of SRK, the sampling and assaying data acquired since 2001 is considered of sufficient quality for the purpose of resource estimation.

20.2.3 Data quality

SRK is of the opinion that the data quality is sufficient to support a Mineral Resource estimate.

20.2.4 Mineralisation Definition & Resource Estimation

SRK is of the opinion that the modelling methodology as described is reasonable and the classification applied is valid, especially when the continuity of mineralisation between diamond drill holes on the adjacent mining areas are considered.

Comparison of the CIMM 2000 Code and the SAMREC Code reveals significant aspects of similarity.

20.2.5 Mining

The selection of the mining method and infrastructure access proposal is appropriate for the size and depth of the Mineral Reserves.

The average operating cost for the LoM is US$20.87/t, which appears low when benchmarked against the costs of similar narrow reef mines. It is understood that all waste development has been capitalised over the LoM, which accounts for the lower operating cost.

No fatal flaws in the mine design, ventilation and rock engineering aspects have been identified in the review that could materially impact on the implementation of the project.

20.2.6 Mineral Processing

Grind sensitivity tests were not performed on the variability samples, due to the small sample masses available.

Based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a respectively.

The capital cost estimate of US$19.2million for the Modder East Plant excludes EPCM costs and contingencies and is seen to be reasonable.

Plant operating costs of US$6.09/t for Black Reef ore and US$5.17/t for Kimberley Reef ore are considered to be appropriate for the proposed scale of operation.

20.2.7 Environment

The operational and rehabilitation budgets and budgets provided for additional studies or EMPR amendments appear generally adequate. The closure estimate for the Project as defined in the DFS is reasonable, although it has not allowed for post closure environmental monitoring for five years.

20.2.8 Economic Analysis

Based on the cash flows as developed in the FM, the Project should yield a NPV at 8% discount of US$74.0million and a payback within 4.5 years from start of construction, from a mine life of some ten years.

20.2.9 Risks and Opportunities

There are a number of risks and/or opportunities that may impact on the cash flows as presented in Section 19. The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment. SRK has, however, provided sensitivity tables for single parameters that cover the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections.

The Project is subject to certain inherent risks, which apply to some degree to all participants of the South African mining industry. These include:

- Commodity Price Fluctuations: These may be influenced by supply and demand for jewellery, views on availability and price of crude oil, the relative strength of the US Dollar and rumours regarding gold sales by central banks;
- Exchange Rate Fluctuations: Specifically related to the relative strength of the US dollar, the currency in which commodity prices are generally quoted. Since 2002, the ZAR appreciated significantly against the US dollar and traded in a relatively tight range for 2004 and 2005. During the past 4 – 6 months, US$:ZAR exchange rate has showed some volatility, ranging between 5.80 and 7.30 ZAR:US$;
- Inflation Rate Fluctuations: The South African Reserve Bank has adopted an inflation-targeting approach to monetary policy, which should see certain stability in inflation and interest rates during the short term;
- Country Risk: Specific country risk including political and economic stability in the long-term;
- Legislative Risk: changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within South Africa;
- Exploration risk: Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;
- Environmental Liability Risk: The inability of the project to fund its environmental liabilities from estimated operating cash flows, should operations cease prior to the stated LoM; and
- Mining Risks: Specifically, Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, health and safety performance (including the impact of HIV/AIDS).
- Exploration Opportunities: the opportunity to increase the Mineral Resource base through the actions of ongoing exploration exists.

In addition to those stated above, the Project is subject to certain specific risks and opportunities, which independently may not be considered to have a material impact but in combination may do so. These are as follows:

Risks:

- Historical liabilities at the sites and the social and labour trust fund requirements of the MRPDA may be underestimated, but these can be managed during the life of the operations;
- Further testwork on additional variability samples is required to confirm that the metallurgical recovery used to evaluate the Project can be realised;
- Approvals from the DME and DWAF could be delayed due to insufficient technical information or non-conformance with current EMPRs/permits.

Opportunities:

- Should the economic potential of the UK5a Kimberley Reef and the Main Reef, which lie below the Black Reef at the Project, and extensions to the Black Reef deposits be established, this could extend the life of the operation.

20.2.10 General

SRK's opinion is effective 31 August 2006 and is based on information provided by Aflease Gold throughout the course of SRK's investigations, which in turn reflect various technical and economic conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

The achievability of life-of-mine ("LoM") plans is neither warranted nor guaranteed by SRK. The LoM Plan is necessarily based on economic assumptions, many of which are beyond the control of Aflease Gold. Future cash flows and profits derived from the LoM Plan are inherently uncertain and actual results may differ from those presented.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

The cash flow projections for the Project at the date hereof are contingent upon the current and anticipated performance of operational management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this ITR. It should be understood that unforeseen developments might affect our opinion, or the reasonableness of any assumptions or basis used.

The FM includes forward-looking statements that are not historical facts. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ. SRK notes the sensitivity of the FM to both macro-economic and commodity price forecasts.

Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the cash flow projections are appropriate and technically and economically achievable. However, it must be noted that the projections rely on existing management to implement and sustain recent initiatives to ensure that the projected cash flows are realised within the anticipated timeframe. The views expressed by SRK in this ITR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the capital necessary to achieve the LoM plan projections for the Mining Assets are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Project. The LoM plans for the Project, as provided to and taken in good faith by SRK, have been reviewed in detail for appropriateness, reasonableness and viability. Where material differences were found, these were discussed with Aflease Gold and adjusted where considered appropriate. SRK considers that the resulting technical and economic parameters are based on sound reasoning, engineering judgement and technically achievable plans, within the context of the risks associated with the South African mining industry.

21 RECOMMENDATIONS

Based on the review of the Project, SRK presents a number of recommendations, as set out below.

21.1 General

As part of ongoing quality assurance efforts, Aflease Gold should document the current procedures used to collect exploration data, including, drilling, surveying, core handling, description and sampling and assaying. Quality control measures should also be documented and quality control data should be continuously collected, diligently reviewed and compiled for future auditing.

21.2 Modder East Project

Exploration drilling is ongoing at the Project and SRK considers that, whilst such drilling will increase the confidence in the Mineral Resources and is justified, it is unlikely to significantly change the average grades of the Mineral Resource estimates within the current footprint of the Mineral Resource. At the recommendation of SRK, Aflease Gold has modified the analytical quality control measures to improve the reliability of assaying data. At the conclusion of the current program, a representative suite of sample pulps should be re-assayed at an umpire laboratory.

21.2.1 Data Verification

SRK recommends that sets of pulp rejects be routinely analysed at an umpire laboratory to provide an independent verification of the sample grades.

SRK recommends additional quality assurance and quality control measures designed to improve the accountability and safeguard of assaying data. In particular, core sample blanks should be inserted within each set of reef intersection samples and that approximately 10% of random sample pulps are submitted with control samples to an umpire laboratory for re-assaying.

21.2.2 Rock Engineering

The support recommendations for the open cut and decline design must be justified by sound geotechnical investigation of the rock mass properties, although no foreseen problems are expected.

Although the planned middling is 25m, SRK is concerned that excessive stress concentration on the footwall drive may result in scaling under poor ground conditions and monitoring of the design performance is recommended.

21.2.3 Ventilation

Special operating procedures should be compiled for the handling of fires in the decline and footwall haulages.

21.2.4 Mineral Processing

Grind sensitivity tests were not performed on the variability samples, due to the small sample masses available. Confirmatory test work is warranted at different grind sizes before final design.

As the design grind of 80% passing 90 micron may exceed the performance of a single SAG mill, Bateman recommended that additional comminution work be done before the final selection of the SAG mill design. SRK agrees with this approach.

Confirmatory test work on additional variability samples is recommended to ensure that all gravity and non-gravity gold material is leached in cyanide.

21.2.5 Environment

There is no detailed breakdown of the environmental costs relating to decommissioning, so the value of US$1.95million cannot be accurately evaluated, but appears sufficient for the items listed.

Using the annual environmental operating cost set out in the Study, SRK added a provision to cover monitoring costs for 5 years post closure of US$0.3million. This figure should be confirmed.

22 DATE

The Date of this ITR is 31 August 2006.

23 REFERENCES

Camden-Smith, P and Muller, C (2006). Final 2005 Mineral Resource Summary Statement for Modder East Project, prepared for Aflease Gold, 5 January 2006.

Crowl, WJ (2005). Technical Report on Mining Assets Petrex (Pty) Limited, East Rand District, South Africa, GA Project No BEM003, Gustavson Associates LLC, 22 March 2005.

Heyl, D and Pooley, AD (2006). Second Addendum to the Modder East Mine Study Reserve Tonnage Update February 2006, prepared for Aflease Gold Ltd, Report 29935ME05, Turgis Consulting (Pty) Ltd, 2 February 2006.

Muller, C.J. (2005) Modder East – Mineral Resource Statement. Consultancy Report prepared for Aflease, March 2005.

Nortier, J (2005). Business Plan and Operating Budget for 2006, Aflease Gold, January 2006.

Pooley, AD (2006). Modder East Gold Project – Bankable Feasibility Study, prepared for Aflease Gold Limited, Report 29938-01, Turgis Consulting (Pty) Ltd, 19 May 2006.

Schwab, N (2006). Exploration budgets and programmes for Aflease Gold for 2006 to 2008.

sxr Uranium One (2006a). News Release – Increase in Resources and Reserves at the Modder East Project, South Africa, 13 February 2006. Filed on Uranium One's website http://www.uranium1.com.

sxr Uranium One (2006b). News Release of interim results for Aflease Gold, 24 March 2006. Filed on http://www.uranium1.com/index.php.

sxr Uranium One (2006c). News Release – Aflease Gold Commences Construction at Modder East, 17 May 2006. Filed on http://www.uranium1.com/index.php.

Waldeck, HG and Harley, M (2004). An Independent Competent Person's Report on the Afrikander Lease Limited, Report SA333032 aflease cpr-apr'04-final, SRK Consulting, 18 August 2004.

Waldeck, HG and Harley, M (2005). An Independent Competent Person's Report on the Mining Assets of Aflease Gold & Uranium Resources Limited, Report SA351640 aflease BEE cpr-aug'05-final, SRK Consulting, August 2005.

Waldeck, HG, Harley, M and Couture, JF (2005). An Independent Technical Report on the Eastern Mining Assets of Aflease Gold & Uranium Resources Limited, Report NI43-101 v15 Eastern Assets 20oct05.doc, SRK Consulting, 20 October 2005.

Waldeck, HG and McDonald, AJ (2006). An Independent Competent Person's Report for the Proposed Black Economic Empowerment Deal of Aflease Gold Limited, Report SA355633 aflease gold bee cpr.doc, SRK Consulting, 30 June 2006.

Wilson, RB, Kotze, B and Pooley, AD (2004). Modder East Underground Mine Study, prepared for The Afrikander Leases Ltd, Report No 29719 ME01, Turgis Consulting, January 2004.

Wilson, RB, Kotze, B and Pooley, AD (2005). Addendum to the Modder East Mine Study – Reserve Tonnage Update March 2005, prepared for Aflease Gold & Uranium Resources Ltd, Report No 29719 ME02, Turgis Consulting, 17 March 2005.

24 CERTIFICATES OF QUALIFICATIONS AND CONSENTS

CERTIFICATE AND CONSENT

To accompany the report dated 31 August 2006 as amended 26 October 2006 and entitled "Independent Technical Report on the Modder East Gold Project, located near Springs, Gauteng Province, Republic of South Africa"

I, Herbert G Waldeck, hereby certify that:

1) I am a Partner and Principal Mining Engineer with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Pretoria with a BSc in Mining Engineering in 1971. I obtained a MBA from the University of Potchefstroom in 1975. I have practised my profession continuously since 1972;

3) I was awarded a Mine Manager's Certificate of Competency (Metalliferous) in 1974 and have been registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 910077) since 1991. I am a Fellow of the South African Institute of Mining and Metallurgy and an Associate Member of the Association of Mine Managers of South Africa;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Modder East Gold Project or securities in Uranium One or Aflease Gold;

5) as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Modder East property located in the Gauteng Province during site visits conducted on 12 April 2005 and 18 May 2006;

10) SRK was retained by Aflease Gold to prepare an Independent Technical Report for the Modder East Gold Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Aflease Gold and discussions with personnel of Aflease Gold;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 16 August 2006 of a completed feasibility study on the Modder East Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
26 October 2006

Herbert G Waldeck Pr.Eng.
Partner & Principal Mining Engineer
SRK Consulting

CERTIFICATE AND CONSENT

To accompany the report dated 31 August 2006 as amended 26 October 2006 and entitled "Independent Technical Report on the Modder East Gold Project, located near Springs, Gauteng Province, Republic of South Africa"

I, Mark Wanless, hereby certify that:

1) I am a Senior Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Cape Town with a BSc Honours in Geology in 1995. I have practised my profession continuously since 1996;

3) I am registered as a Professional Natural Scientist with the South African Council of Natural and Applied Scientists (Registration No 400178/05);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Modder East Gold Project or securities in Uranium One or Aflease Gold;

5) as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

8) I have reviewed the reporting of the disclosure included in this report that was compiled by Dr Mike Harley, while he was a Partner with SRK, and concur with the disclosure made;

9) I personally inspected the Modder East property located in the Gauteng Province in August 2006.

10) SRK was retained by Aflease Gold to prepare an Independent Technical Report for the Modder East Gold Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Aflease Gold and discussions with personnel of Aflease Gold;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 16 August 2006 of a completed feasibility study on the Modder East Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
26 October 2006

Mark Wanless Pr.Sci.Nat.
Senior Geologist
SRK Consulting

CERTIFICATE AND CONSENT

To accompany the report dated 31 August 2006 as amended 26 October 2006 and entitled "Independent Technical Report on the Modder East Gold project, located near Springs, Gauteng Province, Republic of South Africa"

I, Michael Harley, hereby certify that:

1) I was a Partner and Principal Geologist/Geostatistician with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa, up to 30 June 2006;

2) I am a graduate of the University of Witwatersrand with a BSc Honours in Geology in 1988. I obtained a PhD from the University of Witwatersrand in 1993. In 1997 I completed a specialist geostatistical course "Cycle Formation Specialisee en Geostatistique" at the Ecole Nationale Superieur des Mines de Paris. I have practised my profession continuously since 1989;

3) I am registered as a Professional Natural Scientist with the South African Council of Natural and Applied Scientists (Registration No 400114/01). I am a Member of the South African Institute of Mining and Metallurgy, the Australasian Institute of Mining and Metallurgy and the Geostatistical Association of South Africa;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Modder East Gold Project or securities in Uranium One or Aflease Gold;

5) as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

8) I performed the geological and resource estimation review and sign-off and co-authored this report, while I was a Partner with SRK;

9) I personally inspected the Modder East property located in the Gauteng Province on 14 July 2005.

10) SRK was retained by Aflease Gold to prepare an Independent Technical Report for the Modder East Gold Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Aflease Gold and discussions with personnel of Aflease Gold;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 16 August 2006 of a completed feasibility study on the Modder East Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
26 October 2006

Michael Harley PrSciNat.
Partner & Principal Geologist/Geostatistician
SRK Consulting

CERTIFICATE AND CONSENT

To accompany the report dated 31 August 2006 as amended 26 October 2006 and entitled "Independent Technical Report on the Modder East Gold project, located near Springs, Gauteng Province, Republic of South Africa"

I, Jean-Francois Couture, hereby certify that:

1) I am a Principal Geologist with the firm Steffen Robertson and Kirsten (Canada) Inc. ("SRK") with an office at Suite 1000, 25 Adelaide Street East, Toronto, Canada;

2) I am a graduate of the Université Laval in Quebec City with a BSc Geology in 1982. I obtained a MSc.A in Earth Sciences and a PhD in Mineral Resources from Université du Quebec à Chicoutimi in 1986 and 1994, respectively. I have practised my profession continuously since 1982;

3) I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Modder East Gold Project or securities in Uranium One or Aflease Gold;

5) as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

8) I co-authored the 2005 ITR from which relevant sections were incorporated into this report. I have reviewed the reporting of the additional disclosure included in this report;

9) I have personally inspected the Modder East property located in the Gauteng Province on 14 July 2005.

10) SRK was retained by Aflease Gold to prepare an Independent Technical Report for the Modder East Gold Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Aflease Gold and discussions with personnel of Aflease Gold;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 16 August 2006 of a completed feasibility study on the Modder East Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Toronto, Canada
26 October 2006

Jean-Francois Couture P.Geo.
Principal Geologist
SRK Consulting

25 APPENDIX – COMPARISON OF CIMM AND SAMREC RESOURCE DEFINITIONS

The relevant Mineral Resource definitions from the CIMM 2000 Code and SAMREC are presented below. The CIMM 2000 definition is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.*

- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*

- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

Aeromagnetic	a geophysical technique of exploring an area by measuring the magnetic intensity of the rock from an aircraft.
Andesite	A gray, fine-grained volcanic rock, chiefly plagioclase and feldspar.
Anticline	a fold with strata sloping downward on both sides from a common crest.
Archean	Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life.
arenaceous	Sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	A general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Arsenopyrite	A silver-white to gray arsenic ore, essentially FeAsS.
Assay	the chemical analysis of ore samples to determine their metal content.
Chromite	an iron bearing chromium oxide mineral
Cobaltite	A rare silver-white to gray mineral, cobalt sulfarsenide, CoAsS, that is a cobalt ore and is used in ceramics.
Detrital	Disintegrated or eroded matter.
Dip	inclination of geological features from the horizontal.
Dolerite	Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar.
Dyke	thick, tabular vertical or near-vertical bodies of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures.
Epigenetic	Change in the mineral content of a rock because of outside influences.
Fire Assay	the assaying of metallic ores by methods requiring the use of furnace heat.
Flame AA	an instrumental technique for determining the metal content in a sample by measuring the absorption of light at specific wavelengths by atoms of particular metals.
Footwall	The underlying side of a stope or mineralised body.
Fuchsite	Fuchsite is a dark green variety of muscovite, the green colour is the result of chromium impurities.
Geozone	an area defined by geological characteristics.
Graben	a depression between geological faults.
Hangingwall	the overlying side of a mineralised body or stope.
Igneous	derived from molten rock that originated beneath the earth's surface and solidifies at or near the earth's surface.
Indicated Mineral Resource	that portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.

Inferred Mineral Resource	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Kaapvaal Craton	the ancient proto-continental crystalline basement of South Africa.
Kriging	an interpolation method that minimises the estimation error in the determination of a mineral resource.
Lenticular	convex on both sides.
Leucoxene	A nearly opaque white mineral, in part identical with titanite, observed in some igneous rocks as the result of the alteration of titanic iron.
Lutites	Fine grained sedimentary rocks; siltstones or mudstones.
Measured Mineral Resource	that portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	Of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterized by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Metamorphism	The process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances.
Mineral Reserve	the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Mineral Resource	a concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.
Oligomictic	One type of clast, usually stable, usually quartz.
Overburden	Material overlying a useful mineral deposit.
Overturned	Said of a fold, or the limb of a fold, that has tilted beyond the perpendicular. The sequence of strata thus appears reversed.

Pericline	A general term for a fold in which the dip of the beds has a central orientation; beds dipping away from a center form a dome, and beds dipping toward a center form a basin.
Polymictic	Contain an assortment of different kinds of clasts.
Porphyry	Rock containing relatively large conspicuous crystals, especially feldspar, in a fine-grained igneous matrix.
Prill	The button of metal from an assay.
Proterozoic	Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms
Pyrite	Common iron sulphide mineral
Pyrrhotite	common iron sulphide mineral.
Reef	a precious metal bearing stratiform tabular mineralised body.
Resource	a tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
Rudite	A general name used for consolidated sedimentary rocks composed of rounded or angular fragments coarser than sand (granules, pebbles, cobbles, boulders, or gravel or rubble); e.g., conglomerate, breccia, and calcirudite.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sichel t	an estimator that is generally used for estimating the average grade of an ore-body where the distribution of the element sought is lognormal.
Sill	an approximately horizontal sheet of igneous rock intruded between older rock beds.
Spinel	A hard, variously coloured mineral with composition $MgAl_2O_4$, having usually octahedral crystals and occurring in igneous and carbonate rocks. The red variety is valued as a gem and is sometimes confused with ruby.
Stope	underground excavation created by mining.
Stripping Ratio	ratio of waste to ore in an open pit operation
Synform	A fold in rocks in which the rock layers dip inward from both sides toward the axis.
Syngenetic	formed at the same time.
Tailings	Refuse or dross remaining after ore has been processed.
Unconformities	A surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Uraninite	A complex brownish-black mineral, UO_2, forming the chief ore of uranium and containing variable amounts of radium, lead, thorium, and other elements. It is isomorphous with thorianite.
Variogram	a measure of the average variance between sample locations as a function of sample separation.

ABBREVIATIONS

AARL	Anglo American Research Laboratories.
AAS	Atomic Absorption Spectrometry
Ag	chemical symbol for silver.
Au	chemical symbol for gold.
BEE	Black Economic Empowerment.
ITR	Competent Persons' Report.
DCF	Discounted Cash Flow.
DD	Diamond Drilling.
DEAT	Department of Environmental Affairs and Tourism.
DME	Department of Minerals and Energy.
DMS	Dense Media Separation.
DTM	Digital Terrain Model.
DWAF	Department of Water Affairs and Forestry.
ECA	Environmental Conservation Act.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
EMS	Environmental Management System
EP	Exploration Properties.
EPCM	Engineering Procurement and Construction Management.
EW	Electrowinning
FAG	Fully Autogenous Grinding
Fe	chemical symbol for iron.
FM	Financial Models.
FoG	fall of Ground.
HCL	Hydrochloric Acid.
HDSA	Historically Disadvantaged South Africans.
HF	Hydrofluoric Acid
JSE	JSE Securities Exchange South Africa.
LoM	Life-of-Mine.
MCF	Mine Call Factor.
MPRDA	Mineral and Petroleum Resources Development Act.
NAV	Net Asset Value.
NPV	Net Present Value.
NWA	National Water Act.
Opex	Operating Expenditure.
PPT	Precipitation.
P&G's	Preliminary and Generals.
RAB	Rotary Air Blast Drilling.
RC	Reverse Circulation Drilling.
RMR	Rock Mass Rating
RoM	Run of Mine.
RQD	Rock-Quality-Density.
RWD	Return Water Dam.
SACNASP	South African Council for Natural Scientific Professions.
SARS	South African Revenue Services.

SHE	Safety Health and Environment.
SRK	Steffen, Robertson and Kirsten (South Africa) (Pty) Limited.
SRK Group	SRK Global Limited.
TEC	Total Employees Costed.
TEM	Technical-economic models.
TEP's	Technical-economic projections.
TS	Transvaal Sequence
TWC	Total Working Cost
WACC	Weighted Average Cost of Capital
WUL	Water Use Licence.
WULA	Water Use Licence Application.

UNITS

cm	a centimetre.
cmg/t	a centimetre-gramme per metric tonne – metal accumulation over channel width.
g	grammes.
Ga	a thousand million years.
g/t	grammes per metric tonne – metal concentration.
ha	a hectare.
kg	a kilogramme.
kg/m	kilogrammes per metre of core length
kg/t	kilogrammes per metric tonne
klb	a thousand pounds
km	a kilometre.
koz	a thousand ounces.
kt	a thousand metric tonnes.
ktpm	a thousand tonnes per month
m	a metre.
Ml/d	a million litres per day
Moz	a million ounces
MPa	a million pascals
Mt	a million metric tonnes.
MWh	a million Watt-hours
oz	a fine troy ounce equalling 31.10348 grammes.
R, ZAR	South African Rand.
Rm, ZARm, Rmillion	a million Rand
t	a metric tonne.
tph	tonnes per hour.
tm^{-3}	density measured as metric tonnes per cubic metre.
US$	United States Dollar.
US$m, US$million	a million US Dollars.
°	degrees.
°C	degrees Centigrade.
'	minutes.
%	percentage.